Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190902

PROPOSED MERGER—YOUR VOTE IS VERY IMPORTANT

Lender Processing Services, Inc. (referred to as “LPS”) and Fidelity National Financial, Inc. (referred to as “FNF”) have entered into an Agreement and Plan of Merger, dated as of May 28, 2013 (referred to as the “merger agreement”). Pursuant to the terms of the merger agreement, a subsidiary of FNF will merge with and into LPS (referred to as the “merger”), with LPS surviving the merger as a subsidiary of FNF.

If the merger is completed, holders of LPS common stock will be entitled to receive a certain number of shares of FNF Class A common stock (referred to as the “FNF common stock”) equal to the exchange ratio further discussed below and $28.102 in cash, without interest, for each share of LPS common stock that they own. If the average of the volume weighted averages of the trading prices of FNF common stock during the ten trading day period ending on (and including) the third trading day prior to the closing of the merger (referred to as the “average FNF stock price”) is greater than $26.763, then the exchange ratio will be an amount equal to the quotient of (a) (x) the product of (1) 0.65224 multiplied by (2) the average FNF stock price minus (y) $11.477 divided by (b) the average FNF stock price. If the average FNF stock price is between $24.215 and $26.763, then the exchange ratio will be fixed at 0.20197. If the average FNF stock price is between $20.000 and $24.215, then the exchange ratio will adjust so that the value of the stock portion of the merger consideration is fixed (based on the average FNF stock price) at $4.891 per share of LPS common stock. If the average FNF stock price is less than $20.000, then the exchange ratio will be fixed at 0.24455. You should read the section entitled “The Merger Agreement—Merger Consideration” beginning on page 117 of this proxy statement/prospectus for a more complete discussion of the exchange ratio adjustment mechanism. Based on the closing price of FNF common stock on the New York Stock Exchange (referred to as the “NYSE”) on October 30, 2013, the latest practicable trading day before the date of this proxy statement/prospectus, the merger consideration represented approximately $34.796 in value for each share of LPS common stock (assuming an exchange ratio of 0.24029). LPS common stock is currently traded on the NYSE under the symbol “LPS” and FNF common stock is currently traded on the NYSE under the symbol “FNF.” We urge you to obtain current market quotations of LPS common stock and FNF common stock.

LPS will hold a special meeting of its stockholders in connection with the proposed merger. Under the General Corporation Law of the State of Delaware, the approval of LPS stockholders must be obtained before effecting the merger and the other transactions contemplated by the merger agreement. Based on the estimated number of shares of LPS and FNF common stock that will be outstanding immediately prior to the closing of the merger, we estimate that, upon closing, existing FNF stockholders will own approximately 92% of the outstanding shares of FNF common stock and former LPS stockholders will own approximately 8% of the outstanding shares of FNF common stock.

At the special meeting of LPS stockholders, LPS stockholders will be asked to vote on (i) a proposal to adopt the merger agreement (referred to as the “merger proposal”), (ii) a non-binding, advisory proposal to approve the compensation that may become payable to LPS’ named executive officers in connection with the completion of the merger (referred to as the “compensation proposal”) and (iii) a proposal to adjourn the LPS stockholders meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “LPS adjournment proposal”). Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote on the proposal. The compensation proposal and LPS adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock present in person or represented by proxy at the LPS stockholders meeting and entitled to vote at the meeting.

We cannot complete the merger unless the LPS stockholders approve the merger proposal. Your vote is very important, regardless of the number of shares you own. Whether or not you expect to attend the LPS stockholders meeting in person, please submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the LPS stockholders meeting.

The LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors (with Mr. Hunt abstaining) accordingly unanimously recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

The obligations of LPS and FNF to complete the merger are subject to the satisfaction or waiver of several conditions. The accompanying proxy statement/prospectus contains detailed information about LPS, FNF, the LPS stockholders meeting, the merger agreement and the merger. You should read this proxy statement/prospectus carefully and in its entirety before voting, including the section entitled “Risk Factors” beginning on page 31.

We look forward to the successful completion of the merger.

Sincerely,

Hugh R. Harris

President and Chief Executive Officer

Lender Processing Services, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated October 31, 2013 and is first being mailed to LPS stockholders on or about November 1, 2013.

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

to be held on December 19, 2013

To the Stockholders of Lender Processing Services, Inc.:

We are pleased to invite you to attend the special meeting of stockholders of Lender Processing Services, Inc., (referred to as “LPS”) which will be held at the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204, on December 19, 2013, at 10:00 a.m., local time, for the following purposes:

•	to consider and vote on a proposal to adopt the Agreement and Plan of Merger dated as of May 28, 2013, as may be amended from time to time (referred to as the “merger agreement”), among Fidelity National Financial, Inc. (referred to as “FNF”), Lion Merger Sub, Inc., a subsidiary of FNF, and LPS, a copy of which is included as Annex A to the proxy statement/prospectus of which this notice forms a part (referred to as the “merger proposal”);

•	to consider and vote on a non-binding, advisory proposal to approve the compensation that may become payable to LPS’ named executive officers in connection with the completion of the merger (referred to as the “compensation proposal”); and

•	to consider and vote on a proposal to adjourn the LPS stockholders meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal (referred to as the “LPS adjournment proposal”).

LPS will transact no other business at the special meeting except such business as may properly be brought before the special meeting or any adjournment or postponement thereof. Please refer to the proxy statement/prospectus of which this notice forms a part for further information with respect to the business to be transacted at the LPS stockholders meeting.

The LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors (with Mr. Hunt abstaining) accordingly unanimously recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

The LPS board of directors has fixed the close of business on October 29, 2013 as the record date for determination of LPS stockholders entitled to receive notice of, and to vote at, the LPS stockholders meeting or any adjournments or postponements thereof. Only holders of record of LPS common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the LPS stockholders meeting. Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote on the proposal. The compensation proposal and LPS adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock present in person or represented by proxy at the LPS stockholders meeting and entitled to vote at the meeting. A list of stockholders of LPS will be available for review for any purpose germane to the special meeting at LPS’ executive offices and principal place of business at 601 Riverside Avenue, Jacksonville, Florida, 33204, during regular business hours for a period of ten days before the special meeting. The list will also be available at the special meeting for examination by any stockholder of record present at the special meeting.

Under Delaware law, LPS stockholders of record who do not vote in favor of the merger and properly make a demand for appraisal will be entitled to exercise appraisal rights and obtain payment in cash for the judicially-determined fair value of their shares of LPS common stock in connection with the merger if the merger is completed. The relevant provisions of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) are included as Annex D to this proxy statement/prospectus. See the section entitled “The Merger—Appraisal Rights” beginning on page 110.

Your vote is very important. Whether or not you expect to attend the special meeting in person, we urge you to submit a proxy to vote your shares as promptly as possible so that your shares may be represented and voted at the special meeting. You may use one of the following three methods:

•	log onto the website indicated on the enclosed proxy card and follow the prompts using the control number located on the proxy card;

•	dial the telephone number indicated on the enclosed proxy card and follow the further directions using the control number located on the proxy card; or

•	mark, sign, date and promptly mail the enclosed proxy card to the address on the accompanying return envelope.

If your shares are held in the name of a bank, broker, trust company or other nominee, please follow the instructions on the voting instruction card furnished by the record holder.

The enclosed proxy statement/prospectus provides a detailed description of the merger and the merger agreement. We urge you to read this proxy statement/prospectus, including any documents incorporated by reference, and the Annexes carefully and in their entirety. If you have any questions concerning the merger or this proxy statement/prospectus, would like additional copies or need help voting your shares of LPS common stock, please contact LPS’ proxy solicitor:

480 Washington Boulevard, 26th Floor

Jersey City, NJ 07310

(866) 296-5716 (Toll Free)

LPS@georgeson.com

Sincerely,

Todd C. Johnson Executive Vice President, General Counsel and Corporate Secretary

Jacksonville, Florida

October 31, 2013

REFERENCES TO ADDITIONAL INFORMATION

This proxy statement/prospectus incorporates important business and financial information about LPS and FNF from documents that are not included in or delivered with this proxy statement/prospectus. This information is available to you without charge upon your request. You can obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following addresses and telephone numbers:

Fidelity National Financial, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-8100 Attention: Corporate Secretary	Lender Processing Services, Inc. 601 Riverside Avenue Jacksonville, Florida 32204 (904) 854-5100 Attention: Corporate Secretary

In addition, if you have questions about the merger or the LPS stockholders meeting, or if you need to obtain copies of the accompanying proxy statement/prospectus, proxy card or other documents incorporated by reference in the proxy statement/prospectus, you may contact the contact listed below. You will not be charged for any of the documents you request.

480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 (866) 296-5716 (Toll Free) LPS@georgeson.com

If you would like to request any documents, please do so by 11:59 p.m. Eastern time, on December 5, 2013 in order to receive them before the LPS stockholders meeting.

For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see “Where You Can Find More Information” beginning on page 183.

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ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (referred to as the “SEC”) by FNF, constitutes a prospectus of FNF under the Securities Act of 1933, as amended (referred to as the “Securities Act”), with respect to the shares of FNF Class A common stock (referred to as the “FNF common stock”) to be issued to LPS stockholders pursuant to the merger. This proxy statement/prospectus also constitutes a proxy statement for LPS under the Securities Exchange Act of 1934, as amended (referred to as the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of LPS stockholders.

You should rely only on the information contained in or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated October 31, 2013, and you should assume that the information contained in this proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this proxy statement/prospectus is only accurate as of the date of such information. Neither the mailing of this proxy statement/prospectus to LPS stockholders nor the issuance by FNF of shares of FNF common stock pursuant to the merger will create any implication to the contrary.

This proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this proxy statement/prospectus regarding LPS has been provided by LPS and information contained in this proxy statement/prospectus regarding FNF has been provided by FNF.

All references in this proxy statement/prospectus to “LPS” refer to Lender Processing Services, Inc., a Delaware corporation; all references in this proxy statement/prospectus to “FNF” refer to Fidelity National Financial, Inc., a Delaware corporation; all references to “Merger Sub” refer to Lion Merger Sub, Inc., a Delaware corporation and a subsidiary of FNF formed for the purpose of effecting the merger, and, unless otherwise indicated or as the context requires, all references to the “merger agreement” refer to the Agreement and Plan of Merger, dated as of May 28, 2013, among LPS, FNF and Merger Sub, a copy of which is included as Annex A to this proxy statement/prospectus.

In addition, unless otherwise indicated or as the content otherwise requires, all references in this proxy statement/prospectus to “combined company” refer collectively to FNF and LPS, following completion of the merger; and all references in this proxy statement/prospectus to “we,” “our,” and “us” refer to FNF and LPS, collectively.

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QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of LPS, may have regarding the merger and the other matters being considered at the LPS stockholders meeting and the answers to those questions. LPS urges you to carefully read the remainder of this proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger and the other matters being considered at the LPS stockholders meeting. Additional important information is also contained in the Annexes to and the documents incorporated by reference into this proxy statement/prospectus.

Q:	Why am I receiving this proxy statement/prospectus?

A:	You are receiving this document because you were a stockholder of record of LPS on the record date for the LPS stockholders meeting. LPS and FNF have agreed to a merger pursuant to the terms of the merger agreement that is described in this proxy statement/prospectus. A copy of the merger agreement is included in this proxy statement/prospectus as Annex A.

This proxy statement/prospectus serves as the proxy statement through which LPS will solicit proxies to obtain the necessary stockholder approval for the proposed merger. It also serves as the prospectus by which FNF will issue its common shares as the merger consideration. This proxy statement/prospectus contains important information and you should read it carefully and in its entirety.

In order to complete the merger, among other things, LPS stockholders must approve the proposal to adopt the merger agreement.

LPS will hold a special meeting of its stockholders to obtain this approval. This proxy statement/prospectus, including its Annexes, contains and incorporates by reference important information about FNF and LPS, the merger and the LPS stockholders meeting. You should read all the available information carefully and in its entirety. The enclosed proxy card and instructions allow you to vote your shares without attending the LPS stockholders meeting in person.

Your vote is important. You are encouraged to vote as soon as possible.

Q:	What will I receive in the merger?

A:	If the merger is completed, holders of LPS common stock will be entitled to receive a certain number of shares of FNF common stock equal to the exchange ratio further discussed below and $28.102 in cash, without interest, for each share of LPS common stock that they own. If the average of the volume weighted averages of the trading prices of FNF common stock during the ten trading day period ending on (and including) the third trading day prior to the closing of the merger (referred to as the “average FNF stock price”) is greater than $26.763, then the exchange ratio will be an amount equal to the quotient of (a) (x) the product of (1) 0.65224 multiplied by (2) the average FNF stock price minus (y) $11.477 divided by (b) the average FNF stock price. If the average FNF stock price is between $24.215 and $26.763, then the exchange ratio will be fixed at 0.20197. If the average FNF stock price is between $20.000 and $24.215, then the exchange ratio will adjust so that the value of the stock portion of the merger consideration is fixed (based on the average FNF stock price) at $4.891 per share of LPS common stock. If the average FNF stock price is less than $20.000, then the exchange ratio will be fixed at 0.24455. You should read the section entitled “The Merger Agreement—Merger Consideration” beginning on page 117 for a more complete discussion of the exchange ratio adjustment mechanism.

LPS stockholders will not receive any fractional shares of FNF common stock in the merger. Instead, each LPS stockholder will be entitled to receive a cash payment in lieu of any fractional shares of FNF common stock it otherwise would have received pursuant to the merger equal to the product obtained by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (taking into account all shares of LPS common stock held by such holder) by (B) the average FNF stock price.

Q:	How will I receive the merger consideration to which I am entitled?

A:	After receiving the proper documentation from you, following the effective date of the merger, the exchange agent will forward to you the FNF common stock and cash to which you are entitled. More information on the documentation you are required to deliver to the exchange agent may be found under the caption “The Merger—Exchange of Shares in the Merger” beginning on page 108.

Q:	What is the value of the merger consideration?

A:	The exact value of the merger consideration that LPS stockholders receive will depend on the average FNF stock price as well as the price per share of FNF common stock at the closing of the merger. Those prices will not be known at the time of the LPS stockholders meeting and may be less than the current price or the price at the time of the LPS stockholders meeting. Based on the closing price of FNF common stock on the New York Stock Exchange (referred to as the “NYSE”) on October 30, 2013, the latest practicable trading day before the date of this proxy statement/prospectus, the merger consideration represented approximately $34.796 in value for each share of LPS common stock (assuming an exchange ratio of 0.24029). We urge you to obtain current market quotations of FNF common stock and LPS common stock.

Q:	When and where will the LPS stockholders meeting be held?

A:	The special meeting of LPS stockholders will be held at the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204, on December 19, 2013, at 10:00 a.m., local time.

Q:	What proposals will be considered at the LPS stockholders meeting?

A:	At the LPS stockholders meeting, LPS’ stockholders will be asked to consider and vote on (i) the merger proposal, (ii) the compensation proposal and (iii) the LPS adjournment proposal. LPS will transact no other business at its special meeting except such business as may properly be brought before the LPS stockholders meeting or any adjournment or postponement thereof.

Q:	How does the LPS board of directors recommend that LPS stockholders vote?

A:	The LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors accordingly unanimously (with Mr. Hunt abstaining) recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

Q:	How can I attend the LPS stockholders meeting?

A:	All of LPS’ stockholders are invited to attend the LPS stockholders meeting. You may be asked to present valid photo identification, such as a driver’s license or passport, before being admitted to the meeting. If you hold your shares in “street name,” you also may be asked to present proof of ownership to be admitted to the meeting. A brokerage statement or letter from your broker, bank, trust company or other nominee proving ownership of the shares on October 29, 2013, the record date for the LPS stockholders meeting, are examples of proof of ownership.

To help LPS plan for the meeting, please indicate whether you expect to attend by responding affirmatively when prompted during internet or telephone proxy submission or by marking the attendance box on the proxy card.

Q:	Who is entitled to vote at the LPS stockholders meeting?

A:	The record date for the LPS stockholders meeting is October 29, 2013 (referred to as the “LPS record date”). Only holders of record of issued and outstanding shares of LPS common stock as of the close of business on the LPS record date are entitled to notice of, and to vote at, the LPS stockholders meeting or any adjournment or postponement of the LPS stockholders meeting.

Q:	How many votes do I have?

A:	Holders of LPS common stock are entitled to one vote for each share of LPS common stock owned as of the close of business on the LPS record date. As of the close of business on the LPS record date, there were 87,019,512 shares of LPS common stock outstanding and entitled to vote at the LPS stockholders meeting.

Q:	What constitutes a quorum at the LPS stockholders meeting?

A:	Stockholders who hold shares representing at least a majority of the issued and outstanding stock entitled to vote at the LPS stockholders meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the LPS stockholders meeting. Abstentions will, but broker non-votes will not, be counted for purposes of determining whether a quorum is present. However, shares of LPS common stock held in treasury will not be included in the calculation of the number of shares of LPS common stock represented at the meeting for purposes of determining whether a quorum is present.

Q:	What vote is required to approve each proposal?

A:	The approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote at the meeting. Failures to vote, votes to abstain and broker non-votes will have the effect of a vote “AGAINST” the proposal.

The compensation proposal and LPS adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock present in person or represented by proxy at the LPS stockholders meeting and entitled to vote on such proposal. Votes to abstain are treated the same as votes “AGAINST” these proposals. Broker non-votes and failures to vote will have no effect on either proposal, assuming a quorum is present.

Q:	How do I vote if I am a stockholder of record?

A:	If you are a stockholder of record of LPS as of the close of business on the LPS record date, you may vote in person by attending the LPS stockholders meeting or, to ensure your shares are represented at the LPS stockholders meeting, you may authorize a proxy to vote by:

•	logging onto the website indicated on the enclosed proxy card and following the prompts using the control number located on the proxy card;

•	dialing the telephone number indicated on the enclosed proxy card and following the further directions using the control number located on the proxy card; or

•	marking, signing, dating and promptly mailing the enclosed proxy card to the address on the accompanying return envelope.

If you hold LPS shares in “street name” you can provide voting instructions for your shares in the manner prescribed by your broker, bank, trust company or other nominee. Your broker, bank, trust company or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing such broker, bank, trust company or other nominee how to vote your shares. Without instructions from you, your broker, bank, trust company or other nominee cannot vote your shares, which will have the effect described below.

Q:	What is the difference between a stockholder of record and a “street name” holder?

A:	If your shares are registered directly in your name, you are considered the stockholder of record with respect to those shares. If your shares are held in a stock brokerage account or by a bank, trust company or other nominee, then the broker, bank, trust company or other nominee is considered to be the stockholder of record with respect to those shares, while you are considered the beneficial owner of those shares. In the latter case, your shares are said to be held in “street name.”

Q:	My shares are held in “street name” by my broker, bank, trust company or other nominee. Will my broker, bank, trust company or other nominee automatically vote my shares for me?

A:	No. Your broker, bank, trust company or other nominee cannot vote your shares on “non-routine” matters, as described below in the section entitled “What will happen if I return my proxy card without indicating how to vote?” below, without instructions from you. You should instruct your broker, bank, trust company or other nominee as to how to vote your shares, following the directions your broker, bank, trust company or other nominee provides to you. Please check the voting form used by your broker, bank, trust company or other nominee. If you do not provide your broker, bank, trust company or other nominee with instructions and your broker, bank, trust company or other nominee submits an unvoted proxy, referred to as a broker non-vote, your shares will not be counted for purposes of determining a quorum and they will not be voted on any proposal on which your broker, bank, trust company or other nominee does not have discretionary authority. This is often called a “broker non-vote.” Please note that you may not vote shares held in “street name” by returning a proxy card directly to LPS or by voting in person at the LPS stockholders meeting unless you first obtain a proxy from your broker, bank, trust company or other nominee.

Q:	What will happen if I fail to vote or I abstain from voting?

A:	If you fail to vote, fail to instruct your broker, bank, trust company or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the merger proposal. If you fail to instruct your broker, bank, trust company or other nominee to vote or fail to vote, it will have no effect on the compensation proposal or the LPS adjournment proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the compensation proposal and LPS adjournment proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?

A:	If you are a stockholder of record and you submit your proxy by internet, telephone or mail but do not specify how you want to vote your shares on a particular proposal, LPS will vote your shares “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

If you are a “street name” holder and fail to instruct the broker, bank, trust company or other nominee that is the stockholder of record how you want to vote your shares on a particular proposal, those shares are considered to be “uninstructed.” Stockholders of record have the discretion to vote uninstructed shares on specified routine matters and do not have the authority to vote uninstructed shares on non-routine matters. Each of the merger proposal, the compensation proposal and the LPS adjournment proposal are non-routine matters and, therefore, the broker, bank, trust company or other nominee does not have discretionary voting power with respect to such proposals.

Q:	Can I change my vote or revoke my proxy after I have returned a proxy or voting instruction card?

A:	Yes. If you are the holder of record of LPS common stock, you can change your vote or revoke your proxy at any time before your proxy is voted at the applicable special meeting. You can do this in one of four ways:

•	by submitting a later-dated proxy by internet or telephone before the deadline stated on the enclosed proxy card;

•	by submitting a later-dated proxy card;

•	by sending a signed, written notice of revocation to the Corporate Secretary of LPS, which must be received before the time of the LPS stockholders meeting; or

•	by voting in person at the LPS stockholders meeting.

If you are a “street name” holder, please refer to the voting instructions provided to you by your broker, bank, trust company or other nominee.

Any LPS stockholder entitled to vote in person at the LPS stockholders meeting may vote in person regardless of whether a proxy has been previously given, but simply attending such special meeting will not constitute revocation of a previously given proxy.

Q:	What does it mean if I receive more than one set of proxy materials?

A:	If you receive more than one set of proxy materials or multiple control numbers for use in submitting your proxy, it means that you hold shares registered in more than one account. To ensure that all of your shares are voted, sign and return each proxy card or voting instruction card you receive or, if you submit your proxy by internet or telephone, submit a proxy once for each card or control number you receive.

Q:	How are shares held in the Lender Processing Services, Inc. 401(k) Profit Sharing Plan voted?

A:	Shares held in the Lender Processing Services, Inc. 401(k) Profit Sharing Plan (referred to as the “LPS 401(k) Plan”) for which voting instructions are timely received will be voted by the trustee in accordance with such voting instructions. Shares held in the LPS 401(k) Plan for which no instruction is provided will be voted proportionately in the same manner as those shares held in the LPS 401(k) Plan for which timely and valid voting instructions are received. Shares held in the LPS 401(k) Plan for which timely and valid voting instructions are not received will be considered to have been designated to be voted by the trustee proportionately in the same manner as those shares held in the LPS 401(k) Plan for which timely and valid voting instructions are received. The deadline for voting shares of LPS common stock held in the LPS 401(k) Plan electronically through the Internet or by telephone is 11:59 p.m. Eastern time on December 16, 2013.

Q:	Who is the inspector of election?

A:	The board of directors of LPS has appointed a representative of Broadridge Investor Communications Services to act as the inspector of election at the LPS stockholders meeting.

Q:	Where can I find the voting results of the LPS stockholders meeting?

A:	The preliminary voting results will be announced at the LPS stockholders meeting. In addition, within four business days following certification of the final voting results, LPS intends to file the final voting results with the SEC on Form 8-K.

Q:	Will LPS be required to submit the merger agreement proposal to its stockholders even if LPS’ board of directors has withdrawn (or amended or modified in a manner adverse to FNF) its recommendation?

A:	Yes, LPS is required to submit the merger agreement proposal to its stockholders even if LPS’ board of directors has withdrawn, modified or qualified its recommendation, unless LPS terminates the merger agreement. For more information regarding the ability of LPS and FNF to terminate the merger agreement, see the section entitled “The Merger Agreement—Termination of the Merger Agreement,” beginning on page 135.

Q:	Do I need to do anything with my shares of common stock other than voting for the proposals at the LPS stockholders meeting?

A:	After the merger is completed, each share of LPS common stock you hold will be converted automatically into the right to receive the merger consideration. You will receive instructions at that time regarding exchanging your shares for shares of FNF common stock and cash. You do not need to take any action at this time. Please do not send your LPS stock certificates with your proxy card.

Q:	Are LPS stockholders entitled to appraisal rights?

A:	Yes. Under Delaware law, holders of shares of LPS common stock that meet certain requirements will have the right to obtain payment in cash for the fair value of their shares of LPS common stock, as determined by the Delaware Chancery Court, rather than the merger consideration. To exercise appraisal rights, LPS stockholders must strictly follow the procedures prescribed by Delaware law. These procedures are summarized under the section entitled “The Merger—Appraisal Rights” beginning on page 110. In addition, the text of the applicable appraisal rights provisions of Delaware law is included as Annex D to this proxy statement/prospectus.

Q:	What happens if I transfer my shares of LPS common stock before the LPS stockholders meeting?

A:	The record date for the LPS stockholders meeting is earlier than both the date of the LPS stockholders meeting and the date that the merger is expected to be completed. If you transfer your LPS shares after the LPS record date but before the LPS stockholders meeting, you will retain your right to vote at the LPS stockholders meeting, but will have transferred the right to receive the merger consideration in the merger. In order to receive the merger consideration, you must hold your shares through the effective date of the merger.

Q:	What are the material U.S. federal income tax consequences of the merger to U.S. holders of LPS common stock?

A:	The receipt of merger consideration for LPS common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. person who receives merger consideration in exchange for LPS common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value (as of the effective time of the merger) of the FNF common stock and the amount of cash received by such holder and (ii) the holder’s adjusted tax basis in the shares of LPS common stock exchanged pursuant to the merger. You should carefully read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 142 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

Q:	What will happen if all of the proposals to be considered at the LPS stockholders meeting are not approved?

A:	As a condition to completion of the merger, LPS’ stockholders must approve the merger proposal. Completion of the merger is not conditioned or dependent on LPS stockholder approval of any of the other proposals to be considered at the LPS stockholders meeting.

Q:	Why are LPS stockholders being asked to consider and cast an advisory (non-binding) vote on the compensation that may be paid or become payable to LPS’ named executive officers that is based on or otherwise relates to the proposed transactions?

A:

In July 2010, the SEC adopted new rules that require LPS to seek a non-binding, advisory vote with respect to certain compensation that may be paid or become payable to LPS’ named executive officers that is based on or otherwise relates to the proposed transactions (such payments referred to as “change of control payments”). For more information regarding the change of control payments, see the section entitled “The LPS Stockholders Meeting—Proposal No. 2—Advisory (Non-Binding) Vote on Compensation” beginning on page 45.

Q:	What will happen if LPS stockholders do not approve, on an advisory (non-binding) basis, the change of control payments?

A:	The vote on the change of control payments is a vote separate and apart from the vote to approve the merger proposal. Accordingly, LPS stockholders may vote in favor of the merger proposal and not in favor of the compensation proposal, or vice versa. Approval of the change of control payments on an advisory (non-binding) basis is not a condition to consummation of the merger with FNF, and it is advisory in nature only, meaning it will not be binding on either LPS or FNF. Accordingly, because LPS is contractually obligated to pay the compensation, if the proposed merger with FNF is completed, the compensation will be payable, subject only to the conditions applicable to such compensation payments, regardless of the outcome of the advisory vote.

Q:	Will I still be paid dividends prior to the merger?

A:	LPS has historically paid quarterly dividends to its stockholders. LPS may continue to make its regular quarterly cash dividends consistent with past practices without FNF’s consent, provided that such quarterly dividends may not exceed $0.10 per share. LPS has agreed in the merger agreement not to pay any interim or special dividends without FNF’s written consent.

Q:	When do you expect the merger to be completed?

A:	LPS and FNF hope to complete the merger as soon as practicable and expect the closing of the transaction to occur at or around the end of 2013. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions, and it is possible that factors outside the control of FNF and LPS could result in the merger being completed at a later time or not at all.

Q:	What are the conditions to completion of the merger?

A:	In addition to the approval of the merger proposal by LPS’ stockholders as described above, completion of the merger is subject to the satisfaction of a number of other conditions, including certain regulatory clearances. For additional information on the regulatory clearances required to complete the merger, please see the section entitled “The Merger—Regulatory Clearances Required for the Merger” beginning on page 107. For further information on the conditions to completion of the merger, please see the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 134. Under the rules of the NYSE, FNF would be required to obtain stockholder approval prior to issuing shares of FNF common stock to LPS stockholders pursuant to the merger agreement (referred to as the “FNF stock issuance”) if the number of such shares to be issued are or would be upon issuance equal to or more than 20% of the outstanding shares of FNF common stock before such issuance. Because of FNF’s election to increase the cash portion of the merger consideration and correspondingly decrease the stock portion of the merger consideration, the number of such shares to be issued will upon issuance be less than 20% of the outstanding shares of FNF common stock before such issuance. Therefore, FNF stockholders are no longer required to approve such stock issuance.

Q:	What will happen to outstanding LPS stock options in the merger?

A:

Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each LPS stock option (referred to as “stock options”) outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, whether or not vested or exercisable, will be net exercised for whole and fractional shares of LPS common stock. The number of whole and fractional shares received upon net exercise of a stock option will be equal to (A) the number of shares of LPS common stock subject to the stock option immediately prior to the effective time of the merger minus (B) the number of shares of LPS common stock with a fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) as of immediately prior to the effective time of the merger equal to the sum of (i) the aggregate exercise price of such stock option and (ii) any taxes required to be deducted and withheld in connection with such net exercise. Whole shares will be treated as issued and outstanding as of immediately prior to the effective time of the merger and converted into the right to receive the merger consideration. Any fractional shares will be paid to the holder in cash. Each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is equal to or greater than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, will be canceled and terminated without consideration as of the effective time of the merger.

Q:	What will happen to outstanding LPS restricted stock in the merger?

A:	Unless otherwise agreed between the applicable holder and LPS and with the prior written consent of LPS, each share of LPS restricted stock (referred to as “restricted shares”) outstanding immediately prior to the effective time of the merger will vest in full and become free of restrictions as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at the target level). As of the effective time of the merger, each such restricted share will be canceled and converted into the right to receive (A) the merger consideration and (B) a cash amount equal to the accrued but unpaid dividends, if any, with respect to such restricted share (referred to as “accumulated dividends”).

Q:	What will happen to the LPS employee stock purchase plan in the merger?

A:	The LPS employee stock purchase plan (referred to as the “LPS ESPP”) will be terminated as of the effective time of the merger. However, prior to such termination, all accumulated participant contributions and employer matching contributions will be used to purchase shares of LPS common stock immediately prior to the effective time of the merger in accordance with the terms of the LPS ESPP, and such shares of LPS common stock will be canceled at the effective time of the merger and converted into the right to receive the merger consideration. Employer matching contributions that are payable with respect to participant contributions made prior to the effective time of the merger and that would otherwise have been credited to each participant’s account following the effective time of the merger based on such participant’s continued employment following the effective time of the merger will be paid to the participant in cash.

Q:	What will happen to the LPS cash retention incentive awards?

A:	Each LPS cash retention incentive award (referred to collectively as “cash retention incentive awards”) that is, by its terms, subject only to service-based vesting will vest in full and be payable after the effective time of the merger. Each cash retention incentive award that was, by its terms subject to performance-based and service-based vesting and outstanding when the merger agreement was entered into, became fully vested on September 30, 2013 in accordance with its terms without regard to the merger and has been paid to the holder thereof. Consequently, no amounts will be payable after the effective time of the merger with respect to cash incentive awards that were, by their terms, subject to performance-based and service-based vesting.

Q:	Are there any risks in the merger that I should consider?

A:	Yes. There are risks associated with all business combinations, including the merger. These risks are discussed in more detail in the section titled “Risk Factors” beginning on page 31.

Q:	Where can I find more information about the parties to the merger?

A:	You can find more information about FNF and LPS from the various sources described in the sections titled “The Companies” and “Where You Can Find More Information” beginning on pages 39 and 183, respectively.

Q:	Who can help answer my questions?

A:	LPS stockholders who have questions about the merger or the other matters to be voted on at the LPS stockholders meeting, or how to submit a proxy or desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

480 Washington Boulevard, 26th Floor Jersey City, NJ 07310 (866) 296-5716 (Toll Free) LPS@georgeson.com or Lender Processing Services, Inc. 601 Riverside Avenue Jacksonville, Florida, 32204 Attention: Corporate Secretary (904) 854-5100

SUMMARY

This summary highlights information contained elsewhere in this proxy statement/prospectus and may not contain all the information that is important to you with respect to the merger and the other matters being considered at the LPS stockholders meeting. LPS and FNF urge you to read the remainder of this proxy statement/prospectus carefully, including the attached Annexes, and the other documents to which we have referred you. See also the section entitled “Where You Can Find More Information” beginning on page 183. We have included page references in this summary to direct you to a more complete description of the topics presented below where appropriate.

The Companies

Lender Processing Services, Inc.

Lender Processing Services, Inc., a Delaware corporation, delivers comprehensive technology solutions and services, as well as powerful data and analytics, to the nation’s top mortgage lenders, servicers and investors. As a proven and trusted partner with deep client relationships, LPS provides major U.S. banks and many federal government agencies with the technology and data needed to support mortgage lending and servicing operations, meet regulatory and compliance requirements and mitigate risk. These integrated solutions support origination, servicing, portfolio retention and default servicing. LPS’ servicing solutions include MSP, a leading loan servicing platform, which is used to service approximately 50% of all U.S. mortgages by dollar volume. LPS also provides proprietary data and analytics for the mortgage, real estate and capital markets industries. LPS is a Fortune 1000 company headquartered in Jacksonville, Florida.

LPS’ common stock is listed on the NYSE under the symbol “LPS.”

The principal executive offices of LPS are located at 601 Riverside Avenue, Jacksonville, Florida 32204, and its telephone number is (904) 854-5100.

Fidelity National Financial, Inc.

Fidelity National Financial, Inc., a Delaware corporation, is a leading provider of title insurance, mortgage services and diversified services. FNF is the nation’s largest title insurance company through its title insurance underwriters—Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title—that collectively issue more title insurance policies than any other title company in the United States. FNF owns a 55% stake in American Blue Ribbon Holdings, LLC (referred to as “ABRH”), a family and casual dining restaurant owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn and Bakers Square concepts. ABRH also franchises O’Charley’s, Max and Erma’s and Village Inn concepts. FNF also owns an 87% stake in J. Alexander’s, LLC, an upscale dining restaurant owner and operator of the J. Alexander’s and Stoney River Legendary Steaks concepts. In addition, FNF also owns a 51% stake in Remy International, Inc., a leading designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. FNF also owns a minority interest in Ceridian Corporation, a leading provider of global human capital management and payment solutions.

FNF’s common stock is traded on the NYSE under the symbol “FNF.”

The principal executive offices of FNF are located at 601 Riverside Avenue, Jacksonville, Florida 32204 and its telephone number is (904) 854-8100.

Lion Merger Sub, Inc.

Lion Merger Sub, Inc., a subsidiary of FNF, is a Delaware corporation that was formed on May 24, 2013 for the sole purpose of effecting the merger. In the merger, Merger Sub will be merged with and into LPS, with LPS continuing as the surviving corporation and a subsidiary of FNF. Merger Sub has not conducted any activities other than those incidental to its formation and the matters contemplated by the merger agreement.

The Merger

A copy of the merger agreement is attached as Annex A to this proxy statement/prospectus. LPS and FNF encourage you to read the entire merger agreement carefully because it is the principal document governing the merger. For more information on the merger agreement, see the section entitled “The Merger Agreement” beginning on page 116.

Form of the Merger (see page 116)

Subject to the terms and conditions of the merger agreement, at the effective time of the merger, Merger Sub, a newly formed subsidiary of FNF, will be merged with and into LPS, with LPS continuing as the surviving corporation and a subsidiary of FNF.

Merger Consideration (see page 117)

LPS stockholders will have the right to receive a certain number of shares of FNF common stock equal to the exchange ratio further discussed below and $28.102 in cash, without interest, for each share of LPS common stock that they own. If the average FNF stock price is greater than $26.763, then the exchange ratio will be an amount equal to the quotient of (a) (x) the product of (1) 0.65224 multiplied by (2) the average FNF stock price minus (y) $11.477 divided by (b) the average FNF stock price. If the average FNF stock price is between $24.215 and $26.763, then the exchange ratio will be fixed at 0.20197. If the average FNF stock price is between $20.000 and $24.215, then the exchange ratio will adjust so that the value of the stock portion of the merger consideration is fixed (based on the average FNF stock price) at $4.891 per share of LPS common stock. If the average FNF stock price is less than $20.000, then the exchange ratio will be fixed at 0.24455. You should read the section entitled “The Merger Agreement—Merger Consideration” beginning on page 117 for a more complete discussion of the exchange ratio adjustment mechanism. Based on the closing price of FNF common stock on the NYSE on October 30, 2013, the latest practicable trading day before the date of this proxy statement/prospectus, the merger consideration represented approximately $34.796 in value for each share of LPS common stock (assuming an exchange ratio of 0.24029). We urge you to obtain current market quotations of FNF common stock and LPS common stock.

Material U.S. Federal Income Tax Consequences (see page 142)

The receipt of the merger consideration in exchange for shares of LPS common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a U.S. person who receives merger consideration in exchange for shares of LPS common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value (as of the effective time of the merger) of the FNF common stock and the amount of cash received by such holder and (ii) the holder’s adjusted tax basis in the shares of LPS common stock exchanged pursuant to the merger. You should read the section entitled “Material U.S. Federal Income Tax Consequences” beginning on page 142 for a more complete discussion of the U.S. federal income tax consequences of the merger. Tax matters can be complicated, and the tax consequences of the merger to you will depend on your particular tax situation. You should consult your tax advisor to determine the tax consequences of the merger to you.

LPS’ Reasons for the Merger (beginning on page 62)

In evaluating the merger, the LPS board of directors consulted with members of LPS’ management and LPS’ outside advisors and, in reaching its decision to approve the merger and the merger agreement, reviewed a significant amount of information and considered a number of factors, including, without limitation, those listed in “The Merger—LPS’ Reasons for the Merger; Recommendation of the LPS Board of Directors” beginning on page 62.

Recommendation of the Board of Directors of LPS (see page 62)

After careful consideration, the LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors accordingly unanimously (with Mr. Hunt abstaining) recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

Opinions of LPS’ Financial Advisors (see page 71)

Opinion of Credit Suisse Securities (USA) LLC to the LPS Board of Directors

In connection with the merger, Credit Suisse Securities (USA) LLC (referred to as “Credit Suisse”), which is serving as financial advisor to LPS, delivered an opinion, dated May 27, 2013, to the LPS board of directors as to the fairness, from a financial point of view and as of the date of such opinion, of the merger consideration (as described in such opinion) to be received by holders of LPS common stock. The full text of Credit Suisse’s written opinion, dated May 27, 2013, is attached to this proxy statement/prospectus as Annex B and sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the LPS board of directors (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to LPS or the underlying business decision of LPS to proceed with the merger. The opinion should not be construed as creating any fiduciary duty on Credit Suisse’s part to any party and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise.

Opinion of Goldman Sachs & Co. to the LPS Board of Directors

Goldman, Sachs & Co. (referred to “Goldman Sachs”) rendered its opinion to the LPS board of directors to the effect that, as of May 28, 2013, and based upon and subject to the factors and assumptions set forth in its written opinion, the Per Share Consideration to be paid to holders (other than FNF and its affiliates) of LPS common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For purposes of Goldman Sachs’ opinion, “Per Share Consideration” was defined as $16.625 in cash and 0.65224 shares of FNF common stock (or, in the event that the average FNF share price over the period prior to closing specified in the merger agreement, is below $24.215, a number of shares (or fraction thereof) of FNF common stock determined by dividing $15.794 by the greater of such average FNF share price and $20.00). The Per Share Consideration of $16.625 in cash and 0.65224 shares of FNF common stock was used in Goldman Sachs’

opinion because that was the initial consideration mix, as reflected in the merger agreement, before FNF exercised its option to increase the cash portion of the merger consideration to $28.102 per share and correspondingly decrease the stock portion of the merger consideration.

The full text of the written opinion of Goldman Sachs, dated May 28, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the LPS board of directors in connection with its consideration of the proposed transaction. The Goldman Sachs opinion is not a recommendation as to how any holder of LPS common stock should vote with respect to the merger or any other matter.

Financing (see page 139)

On July 11, 2013, FNF entered into a term loan credit agreement, as subsequently amended on October 24, 2013, with Bank of America, N.A. as administrative agent and the other financial institutions party thereto, pursuant to which the lenders have committed to provide a $1.1 billion senior unsecured delayed-draw term loan facility and, on June 25, 2013, FNF entered into an amendment to replace its existing senior unsecured revolving facility, with a third amended and restated $800 million senior unsecured revolving facility (together referred to as the “facilities”), as subsequently amended on October 24, 2013.

In connection with the merger agreement, FNF entered into an equity commitment letter and stock purchase agreement with funds affiliated with Thomas H. Lee Partners, L.P. (referred to as “THL”) pursuant to which THL agreed to purchase a minority equity interest in Black Knight Financial Services, Inc., a subsidiary of FNF which, following the merger, would own the business of FNF’s subsidiary ServiceLink, Inc. and LPS (referred to as the “initial equity commitment”). The proceeds of the initial equity commitment were to be used to finance a portion of the aggregate merger consideration and related costs, fees and expenses. However, it is now contemplated that, subsequent to the consummation of the merger and the implementation of an internal reorganization, THL will purchase, pursuant to the unit purchase agreement (referred to as the “unit purchase agreement”), a minority interest in each of two recently formed subsidiaries of FNF (referred to as the “BKFS entities”) that, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, for an amount equal to 35% of the value of the issued and outstanding equity interests of each such subsidiary. On October 24, 2013, FNF and THL entered into the unit purchase agreement, FNF obtained a bridge commitment (referred to as the “bridge commitment”) set forth in that certain debt financing commitment letter, dated October 24, 2013 (referred to as the “bridge commitment letter”), with Merrill Lynch, Pierce, Fenner & Smith Incorporated, Bank of America, N.A., J.P. Morgan Securities LLC and JP Morgan Chase bank, N.A. and LPS consented to the termination of the equity commitment letter, stock purchase agreement and the initial equity commitment.

The proceeds of the bridge commitment are intended to be used, together with the proceeds of the facilities described above, to finance a portion of the merger consideration and related costs, fees and expenses to the extent FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of and equity securities or other debt financing at or prior to the closing of the merger. For a full description of FNF’s debt financing for the merger, see the section entitled “Description of the Debt Financing” beginning on page 139.

In addition, on October 24, 2013, FNF priced a public offering of 17,250,000 shares of FNF common stock at a price of $26.75 per share (referred to as the “FNF equity offering”). In connection with the offering, FNF granted the underwriters a 30-day option to purchase up to an additional 2,587,500 shares of common stock to cover over-allotments, which was exercised in full on October 25, 2013. The offering closed on October 30,

2013. The net proceeds from this offering were approximately $510 million after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds of the offering will be used to pay a portion of the cash consideration pursuant to the merger agreement.

Interests of LPS Directors and Executive Officers in the Merger (see page 91)

In considering the recommendation of the LPS board of directors that LPS stockholders vote to approve the merger proposal, you should be aware that certain of LPS’ directors and executive officers have financial interests in the merger that may be different from, or are in addition to, the interests of LPS stockholders generally. The members of the LPS board of directors were aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the LPS stockholders that they approve the merger proposal. These interests include, among other things, (i) the accelerated vesting and settlement of LPS stock options, restricted shares and service-based cash retention incentive awards, (ii) eligibility to receive certain payments and benefits under executive officers’ employment agreements upon certain types of termination of employment at or following the effective time of the merger, (iii) the receipt of merger consideration with respect to LPS common stock purchased using accumulated contributions pursuant to the LPS ESPP and the receipt of cash equal to certain LPS matching contributions, (iv) if closing occurs on or prior to December 31, 2013, eligibility to receive immediately prior to closing a pro-rata annual or quarterly bonus for the fiscal year or quarter in which closing occurs, (v) in the case of directors, distribution of account balances under LPS’ non-qualified deferred compensation plan in the event of termination of certain service within 24 months after the effective time of the merger and (vi) the right to indemnification and directors’ and officers’ liability insurance that will survive completion of the merger. Please see the section entitled “The Merger—Interests of LPS Directors and Executive Officers in the Merger” beginning on page 91 for additional information about these interests.

Board of Directors Following the Merger (see page 107)

The board of directors of the combined company following the merger will be the same as the FNF board of directors immediately prior to the merger.

Treatment of LPS Equity and Incentive Compensation Awards (see page 109)

Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, whether or not vested or exercisable, will be net exercised for whole and fractional shares of LPS common stock. The number of whole and fractional shares received upon net exercise of a stock option will be equal to (A) the number of shares of LPS common stock subject to the stock option immediately prior to the effective time of the merger minus (B) the number of shares of LPS common stock with a fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) as of immediately prior to the effective time of the merger equal to the sum of (i) the aggregate exercise price of such stock option and (ii) any taxes required to be deducted and withheld under the Internal Revenue Code of 1986, as amended (referred to as, “Code”) and other applicable laws in connection with such net exercise. Whole shares will be treated as issued and outstanding as of immediately prior to the effective time of the merger and converted into the right to receive the merger consideration, without interest. Any fractional shares will be paid to the holder in cash, without interest, based on the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of LPS common stock as of immediately prior to the effective time of the merger. Each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is equal to or greater than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, shall be canceled and terminated without consideration as of the effective time of the merger.

Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each restricted share outstanding immediately prior to the effective time of the merger will vest in full and become free of restrictions as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at the target level). As of the effective time of the merger, each such restricted share will be canceled and converted into the right to receive (A) the merger consideration (without interest) and (B) an amount equal to the accrued but unpaid dividends (referred to as “accumulated dividends”), if any, with respect to such restricted share. Accumulated dividends will be paid in cash (without interest and subject to applicable withholding taxes) by LPS to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger. No merger consideration will be payable with respect to restricted shares subject to performance-based vesting and with respect to which the applicable performance period shall have ended prior to, and without regard to the occurrence of, the effective time of the merger without attainment of applicable performance goals, and each such restricted share will be forfeited without consideration immediately prior to the effective time of the merger.

Accumulated participant contributions and matching contributions (as such terms are defined in the LPS ESPP) will be used to purchase shares of LPS common stock immediately prior to the effective time of the merger in accordance with the terms of the LPS ESPP, and such shares of LPS common stock will be canceled at the effective time of the merger and converted into the right to receive the merger consideration (without interest). Matching contributions that are payable with respect to participant contributions made prior to the effective time of the merger and that would otherwise have been credited to each participant’s account following the effective time of the merger based on such participant’s continued employment following the effective time of the merger will be paid to the participant in cash, without interest as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

Each LPS cash retention incentive award that is, by its terms, subject only to service-based vesting will vest in full and be payable after the effective time of the merger. Each cash retention incentive award that was, by its terms subject to performance-based and service-based vesting and outstanding when the merger agreement was entered into, became fully vested on September 30, 2013 in accordance with its terms without regard to the merger and has been paid to the holder thereof. Consequently, no amounts will be payable after the effective time of the merger with respect to cash retention incentive awards that were, by their terms, subject to performance-based and service-based vesting.

Regulatory Clearances Required for the Merger (see page 107)

LPS and FNF have each agreed to use their reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. These approvals include approvals from or notices to state insurance regulators, state financial institution regulators, state real estate regulators and various other federal and state regulatory authorities. The completion of the merger is subject to compliance with the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (referred to as the “HSR Act”). The notifications required under the HSR Act to the U.S. Federal Trade Commission (referred to as the “FTC”) and the Antitrust Division of the U.S. Department of Justice (referred to as the “DOJ”), were filed by each of LPS and FNF on June 12, 2013. Under the HSR Act, the merger may not be completed until the required 30-day HSR Act waiting period has expired or been terminated. On July 12, 2013, the waiting period was extended by the FTC’s issuance of a request for additional information and documentary material, often referred to as a “second request.” The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after LPS and FNF have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. LPS and FNF are responding to the second request and are committed to working cooperatively with the FTC staff as it conducts its review of the proposed transaction. Although LPS and FNF believe that the transactions contemplated by the merger agreement do not raise regulatory concerns material to the transaction and that all requisite regulatory approvals can be obtained on a timely basis, LPS and FNF cannot be certain when or if these approvals will be obtained.

Completion of the Merger (see page 116)

LPS and FNF currently expect the closing of the merger to occur at or around the end of 2013. However, the merger is subject to various regulatory clearances and the satisfaction or waiver of other conditions as described in the merger agreement, and it is possible that factors outside the control of LPS and FNF could result in the merger being completed at a later time or not at all.

Solicitation of Alternative Proposals (see page 124)

Under the terms of the merger agreement, until 5:00 p.m., New York City time, on July 7, 2013 (such period referred to as the “go-shop period”), LPS was permitted to:

•	solicit, initiate and encourage takeover proposals (as defined below, and with the percentage set forth in the definition thereof changed from 15% to 50%) from third parties, including by providing access to non-public information (subject to LPS entering into a customary confidentiality agreement containing confidentiality provisions no less favorable to LPS, in the aggregate, than those set forth in the confidentiality agreement between LPS and FNF with each recipient before providing such non-public information); provided, that LPS must concurrently provide to FNF any material non-public information concerning LPS or its subsidiaries that is to be provided to any person given such access which was not previously provided to FNF; and

•	enter into, engage in and maintain discussions or negotiations with any third party with respect to takeover proposals (with the percentage set forth in the definition thereof changed from 15% to 50%), or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations or the making of any such takeover proposal.

Upon the end of the go-shop period, LPS was required to immediately cease the activities described above and any discussions or negotiations with any person or group of persons that were ongoing with such person or group of persons with respect to any takeover proposal except that LPS was permitted to continue to engage in the foregoing activities with third parties that contacted LPS and made a bona fide takeover proposal after the execution of the merger agreement but prior to the end of the go-shop period, which the LPS board of directors determined constitutes or would reasonably be expected to result in a superior proposal.

Notwithstanding these restrictions, if at any time following the end of the go-shop period and prior to the LPS stockholders voting in favor of the merger proposal, LPS receives a bona fide written takeover proposal from a third party that the LPS board of directors determines would reasonably be expected to result in a superior proposal and, after consultation with its outside legal counsel, the LPS board of directors determines in good faith that failing to engage in discussions or negotiations with such third party would be inconsistent with its fiduciary duties, then LPS may, subject to compliance with certain obligations set forth in the merger agreement, furnish information with respect to LPS and its subsidiaries to the person making such takeover proposal and engage in discussions or negotiations with such person regarding such takeover proposal.

LPS also agreed in the merger agreement to promptly, and in any event within 24 hours following the end of the go-shop period, reaffirm its recommendation that the LPS stockholders approve the merger proposal and notify FNF in the event that LPS, any of its subsidiaries or any of their respective representatives received a takeover proposal or any request for non-public information relating to LPS or any of its subsidiaries in furtherance of a takeover proposal. LPS has agreed to keep FNF reasonably informed on a prompt basis of the status of such takeover proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such takeover proposal or request (including any material changes thereto).

The go-shop period ended at 5:00 p.m., New York City time, on July 7, 2013. On July 8, 2013, LPS announced that it did not receive any alternative takeover proposals during the go-shop period and that the LPS board of directors continues to recommend that LPS stockholders adopt the merger agreement with FNF.

Changes in Board Recommendations (see page 126)

The merger agreement provides that neither the LPS board of directors nor any committee thereof will (i) withdraw (or modify or qualify in a manner adverse to FNF), or publicly propose to withdraw (or modify or qualify in a manner adverse to FNF), the approval, recommendation or declaration of advisability by the LPS board of directors or any such committee of the merger agreement or the merger or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit LPS or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any takeover proposal (other than a confidentiality agreement entered into pursuant to the solicitation provisions of the merger agreement). Notwithstanding the foregoing restrictions, at any time prior to obtaining the LPS stockholders’ approval of the merger proposal, the LPS board of directors may, subject to compliance with certain obligations set forth in the merger agreement (including providing FNF with prior notice, allowing FNF the right under certain circumstances to negotiate with LPS to match the terms of any superior proposal and paying the applicable termination fee) (x) change its recommendation in response to a superior proposal or intervening event or (y) cause LPS to terminate the merger agreement if it determines in good faith (after consultation with LPS’ financial advisors and outside legal counsel) that the failure to take such actions would be inconsistent with its fiduciary duties to stockholders under applicable law.

Conditions to Completion of the Merger (see page 134)

The obligations of each of LPS and FNF to effect the merger are subject to the satisfaction, or waiver, of the following conditions:

•	the approval of the merger proposal by holders of a majority of the outstanding shares of LPS common stock at the LPS stockholders meeting;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated and LPS and FNF having received any applicable consents or approvals (i) from the New York State Department of Financial Services (referred to as “NYSDFS”), (ii) except to the extent that an applicable exemption applies or if National Title Insurance of New York, Inc. is not commercially domiciled in the state of California, the California Department of Insurance (referred to as “CDI”), (iii) Arizona and Idaho escrow company change of control approvals for LSI Title Agency, Inc. (iv) Idaho escrow company change of control approval for ServiceLink, (v) Texas title agency change of control approval for LSI Title Agency, Inc. and (vi) Form E filings and either (x) indication of no action by applicable state regulators or (y) lapse of waiting periods, in each case, without any adverse action by applicable state regulators in Arizona, Georgia, Indiana, New Jersey, Pennsylvania and Washington.

•	the absence of any law, order, injunction or other judgment by a court or other governmental entity that restrains, enjoins or otherwise prohibits the consummation of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings threatened or initiated by the SEC for that purpose; and

•	the shares of FNF common stock to be issued pursuant to the merger having been approved for listing on the NYSE.

In addition, the obligations of FNF and Merger Sub to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of LPS relating to organization, capital structure, authority, state takeover statutes and advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	each other representations and warranty of LPS being true and correct (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) both as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect; and

•	LPS having performed or complied with, in all material respects, all its obligations under the merger agreement at or prior to the consummation of the merger; and

•	receipt of a certificate executed by the chief financial officer of LPS certifying as to the satisfaction of the conditions described in the preceding three bullets.

In addition, the obligations of LPS to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of FNF and Merger Sub relating to organization, capital structure, authority, state takeover statutes and advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of FNF being true and correct (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) both as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	FNF and Merger Sub having performed or complied with, in all material respects, all its obligations the merger agreement at or prior to the consummation of the merger; and

•	receipt of a certificate executed by an executive officer of FNF certifying as to the satisfaction of the conditions described in the preceding three bullets.

Under the rules of the NYSE, FNF would be required to obtain stockholder approval prior to issuing shares of FNF common stock to LPS stockholders pursuant to the merger agreement if the number of such shares to be issued are or would be upon issuance equal to or more than 20% of the outstanding shares of FNF common stock before such issuance. Because of FNF’s election to increase the cash portion of the merger consideration and correspondingly decrease the stock portion of the merger consideration, the number of such shares to be issued will upon issuance be less than 20% of the outstanding shares of FNF common stock before such issuance. Therefore, FNF stockholders are no longer required to approve such stock issuance.

Termination of the Merger Agreement (see page 135)

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the receipt of the required stockholder approvals, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of FNF and LPS;

•	by either FNF or LPS:

•	if the merger is not consummated by March 31, 2014 (or the extended outside date, if applicable); provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of FNF, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date;

•	if any law, injunction, order or other judgment issued or entered by any court or other governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger becomes final and nonappealable; provided that the party seeking to terminate the merger agreement has provided the other parties with three business days prior written notice of its intent to terminate; or

•	if the LPS stockholders fail to approve the merger proposal at the LPS stockholders meeting or at any adjournment or postponement thereof.

•	by LPS;

•	if FNF or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of LPS’ obligations to complete the merger are not satisfied and such breach or failure to perform is incapable of being cured prior to March 31, 2014 (or the extended outside date, if applicable); provided that LPS does not have the right to terminate the merger agreement as a result of such breach if LPS is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement;

•	if, at any time prior to obtaining the LPS stockholders’ approval of the merger proposal, the LPS board of directors determines in good faith (after consultation with LPS’ financial advisors and outside legal counsel) that the failure to terminate the merger agreement would be inconsistent with its fiduciary duties to stockholders under applicable law, so long as LPS has complied in all material respects with the non-solicitation obligations set forth in the merger agreement and has paid the applicable termination fee on the date of such termination; or

•	if the closing conditions to the obligation of FNF and Merger Sub to consummate the merger have been satisfied or waived and the average FNF stock price is less than $20.00.

•	by FNF:

•	if LPS has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of FNF’s and Merger Sub’s obligations to complete the merger are not satisfied and such breach or failure to perform is incapable of being cured prior to March 31, 2014 (or the extended outside date, if applicable); provided that FNF does not have the right to terminate the merger agreement as a result of such breach if either FNF or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement; or

•	if (i) the board of directors of LPS fails to include its recommendation to the LPS stockholders for the approval of the merger proposal in this proxy statement/prospectus or an LPS adverse recommendation change has occurred or (ii) LPS fails to hold the LPS stockholders meeting.

Termination Fees and Expenses (see page 136)

Generally, all fees and expenses incurred in connection with the negotiation and completion of the transactions contemplated by the merger agreement will be paid by the party incurring those expenses, subject to the specific exceptions discussed in the merger agreement. Upon termination of the merger agreement, under qualifying circumstances, LPS may be required to pay FNF a termination fee of $74 million and, in some circumstances, all expenses of FNF in connection with the merger agreement. See the section entitled “The Merger Agreement—Termination Fees and Expenses; Liability for Breach” beginning on page 136 for a more complete discussion of the circumstances under which LPS may be required to pay the termination fee and expenses.

Accounting Treatment (see page 144)

FNF prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (referred to as “GAAP”). The merger will be accounted for by FNF using the acquisition method of accounting.

Appraisal Rights (see page 110)

Under Delaware law, LPS stockholders of record who do not vote in favor of the merger and properly make a demand for appraisal will be entitled to exercise appraisal rights and obtain payment in cash for the judicially-determined fair value of their shares of LPS common stock in connection with the merger if the merger is completed. The relevant provisions of the General Corporation Law of the State of Delaware (referred to as the “DGCL”) are included as Annex D to this proxy statement/prospectus. See the section entitled “The Merger—Appraisal Rights” beginning on page 110.

Litigation Related to the Merger (see page 115)

On May 31, 2013, two putative LPS stockholders filed an amended complaint in a derivative action, captioned Wheatley v. Carbiener, et al., Case No. 16-2011-CA-000925-XXXX-MA, pending in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, to assert putative class action claims against LPS, the members of the LPS board of directors, FNF and THL (the “Wheatley Action”). Also on May 31, 2013, a second putative stockholder class action complaint, captioned Orlando Police Pension Fund v. Kennedy, et al., Case No. 2013-CA-5607, was filed in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida against LPS, the members of the LPS board of directors, FNF and Merger Sub (the “Orlando Police Action”). On June 3, 2013, a third putative stockholder class action complaint, captioned Pruitt v. Lender Processing Services, Inc., et al., C.A. No. 8622-VCL, was filed in the Court of Chancery of the State of Delaware against LPS, the members of the LPS board of directors, FNF and Merger Sub (the “Pruitt Action”). On August 7, 2013, a putative LPS stockholder filed an amended complaint in a derivative action, captioned Hill v. Kennedy, et al., C.A. No. 8305-CS, pending in the Court of Chancery of the State of Delaware, to assert putative class claims against LPS and the members of the LPS board of directors (the “Hill Action”). On August 26, 2013, the Florida court entered an order providing for, among other things, (i) the consolidation of the Wheatley Action and the Orlando Police Action under the caption In re Lender Processing Services, Inc. Shareholder Litigation, Case No. 16-2011-CA-000925-XXXX-MA (Cir. Ct., 4th Judicial Cir., Duval Cnty., Fla.) (the “Consolidated Florida Action”), and (ii) the appointment of Lead Plaintiffs and Lead Counsel in the Consolidated Florida Action. On September 23, 2013, the Lead Plaintiffs filed a Second Amended Verified Derivative and Class Action Complaint (the “Consolidated Florida Complaint”), which alleges, among other things, that (i) the members of the LPS board breached their fiduciary duties to LPS’ stockholders by entering into the merger agreement and (ii) the Form S-4 filed by FNF with the SEC on August 29, 2013 is materially incomplete and/or omitted certain information. The Consolidated Florida Complaint further alleges that FNF and THL aided and abetted the members of the LPS board in breaching their fiduciary duties. The Consolidated Florida Complaint seeks, among other things, to enjoin the transactions contemplated by the merger agreement. On September 27, 2013, the Plaintiffs in each of the Pruitt Action and the Hill Action filed notices of voluntary dismissal of the complaints in those actions without prejudice.

The defendants believe that the Consolidated Florida Complaint is without merit and intend to vigorously defend it.

Comparison of Stockholder Rights and Corporate Governance Matters (see page 164)

LPS stockholders receiving the merger consideration will have different rights once they become stockholders of FNF due to differences between the governing corporate documents of LPS and the governing corporate documents of FNF. These differences are described in detail under the section entitled “Comparative Rights of FNF and LPS Stockholders” beginning on page 164.

Listing of Shares of FNF Common Stock; Delisting and Deregistration of Shares of LPS Common Stock (see page 110)

It is a condition to the completion of the merger that the shares of FNF common stock to be issued to LPS stockholders pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance, at the effective time of the merger. Upon completion of the merger, shares of LPS common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

The LPS Stockholders Meeting (see page 40)

The LPS stockholders meeting will be held at the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204, on December 19, 2013, at 10:00 a.m., local time. The special meeting of LPS’ stockholders is being held in order to consider and vote on:

•	the merger proposal;

•	the compensation proposal; and

•	the LPS adjournment proposal.

Completion of the merger is conditioned on approval of the merger proposal but approval of the compensation proposal is not a condition to the obligation of either FNF or LPS to complete the merger.

Only holders of record of issued and outstanding shares of LPS common stock as of the close of business on October 29, 2013, the record date for the LPS stockholders meeting, are entitled to notice of, and to vote at, the LPS stockholders meeting or any adjournment or postponement of the LPS stockholders meeting. You may cast one vote for each share of LPS common stock that you owned as of that record date.

Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote at the meeting. Failures to vote, votes to abstain and broker non-votes will have the effect of a vote “AGAINST” the proposal.

The compensation proposal and LPS adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock present in person or represented by proxy at the LPS stockholders meeting and entitled to vote on such proposal. Votes to abstain are treated the same as votes “AGAINST” these proposals. Broker non-votes and failures to vote will have no effect on either proposal, assuming a quorum is present.

As of the close of business on October 29, 2013, the record date for the LPS stockholders meeting, there were 87,019,512 shares of LPS common stock outstanding and entitled to vote. As of the same date, the directors and executive officers of LPS as a group owned and were entitled to vote 1,975,867 shares of LPS common stock, representing approximately 2% of the total issued and outstanding shares of LPS common stock on that date. LPS currently expects that all directors and executive officers will vote their shares in favor of each of the proposals to be considered at the LPS stockholders meeting, although none of them has entered into any agreement obligating them to do so.

Selected Historical Consolidated Financial Data

Selected Historical Consolidated Financial Data of LPS

The selected historical consolidated financial data of LPS as of and for each of the five years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been derived from LPS’ audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2012. The selected financial data of LPS as of and for the six months ended June 30, 2013 and 2012 are derived from LPS’ unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which is incorporated by reference in this proxy statement/prospectus.

The following selected historical consolidated financial data is being provided to assist you in your analysis of the financial aspects of the merger and the FNF stock issuance. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of LPS or the combined company, and you should read the following information together with LPS’ consolidated financial statements, the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the LPS Annual Report on Form 10-K for the year ended December 31, 2012 and in the LPS Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which are incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 183.

LENDER PROCESSING SERVICES, INC. AND SUBSIDIARIES

Selected Historical Consolidated Financial Data

In millions, except per share data

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009	2008
	(Unaudited)
Results of Operations Data
Revenues	$941	$999	$1,998	$1,983	$2,197	$2,095	$1,613

Operating income(1)(2)	$145	$69	$233	$279	$562	$539	$429

Net earnings(3)	$73	$9	$70	$97	$302	$276	$231

Net earnings per share—basic from continuing operations	$0.88	$0.16	$0.94	$1.58	$3.28	$2.93	$2.46

Net earnings per share—basic	$0.86	$0.11	$0.83	$1.13	$3.25	$2.88	$2.42

Net earnings per share—diluted	$0.86	$0.11	$0.83	$1.13	$3.23	$2.87	$2.41

Weighted average shares outstanding—basic	85	85	85	86	93	96	95

Weighted average shares outstanding—diluted	85	85	85	86	94	96	96

Balance Sheet Data
Total assets	$2,339	$2,316	$2,446	$2,245	$2,252	$2,197	$2,104

Long-term debt, net of current portion	$1,041	$1,075	$1,068	$1,110	$1,104	$1,249	$1,402

Other non-current liabilities	$33	$35	$37	$32	$22	$20	$39

Total Lender Processing Services, Inc. stockholders’ equity	$611	$488	$543	$488	$526	$456	$191

Cash dividends declared per share	$0.20	$0.20	$0.40	$0.40	$0.40	$0.40	$0.20

(1)	During 2012 and 2011, LPS recognized pre-tax legal and regulatory contingency charges of $192 million and $79 million, respectively, for estimated settlement and third-party legal expenses related to various ongoing legal and regulatory matters. During the six months ended June 30, 2013, LPS revised its legal and regulatory accrual and recorded an additional charge of $52 million.
(2)	Exit costs, impairments and other charges represents certain lease exit charges, employee severance, impairments of long-lived assets, and other non-recurring charges. 2012 reflects the impact of various severance charges totaling $9 million and asset impairment charges totaling $2 million. 2011 includes severance charges for the departure of certain executives, including LPS’ former chief executive officer and former co-chief operating officer, as well as the impact of other personnel restructuring programs, which totaled $33 million, as well as asset impairment and restructuring charges, which totaled $24 million. 2010 reflects an immaterial error correction totaling $10 million related to fiscal years 2007 and 2008, as well as restructuring charges for the departure of LPS’ former chief financial officer. 2009 reflects a $9 million restructuring charge primarily related to the departure of three LPS directors, and 2008 reflects a $5 million charge primarily related to restructuring charges as a result of LPS’ spin-off from FIS as of July 2, 2008.
(3)	During 2012, LPS recorded a charge totaling $25 million related to the refinancing of LPS’ bonds and senior credit facilities. During 2011, LPS recorded a charge totaling $8 million related to the write-off of certain debt issuance costs in connection with the refinancing of LPS’ senior credit facilities.

Selected Historical Consolidated Financial Data of FNF

The selected historical consolidated financial data of FNF as of and for each of the five years ended December 31, 2012, 2011, 2010, 2009 and 2008 have been derived from FNF’s audited consolidated financial statements and related notes contained in its Annual Report on Form 10-K for the year ended December 31, 2012. The selected financial data of FNF as of and for the six months ended June 30, 2013 and 2012 are derived from FNF’s unaudited condensed consolidated financial statements and related notes contained in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which is incorporated by reference in this proxy statement/prospectus.

The following selected historical consolidated financial data is being provided to assist you in your analysis of the financial aspects of the merger. The information set forth below is only a summary and is not necessarily indicative of the results of future operations of FNF or the combined company, and you should read the following information together with FNF’s consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained in the FNF Annual Report on Form 10-K for the year ended December 31, 2012 and in the FNF Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2013, which are incorporated by reference in this proxy statement/prospectus, see the section entitled “Where You Can Find More Information” beginning on page 183.

FIDELITY NATIONAL FINANCIAL, INC. AND SUBSIDIARIES

Selected Historical Consolidated Financial Data

In millions, except per share data

	Six months ended June 30,		Year ended December 31,
	2013	2012	2012	2011	2010	2009(1)	2008(2)
	(Unaudited)
Results of Operations Data
Total revenues	$4,320	$2,907	$7,166	$4,799	$5,395	$5,521	$3,936

Earnings (loss) from continuing operations before income taxes and equity earnings (loss) of unconsolidated affiliates	$360	$322	$834	$406	$548	$315	$(303)

Net earnings attributable to Fidelity National Financial, Inc. common shareholders	$228	$221	$607	$370	$370	$222	$(179)

Net earnings per share—basic from continuing operations	$1.02	$0.96	$2.69	$1.25	$1.56	$0.91	$(0.83)

Net earnings per share—basic	$1.01	$1.01	$2.74	$1.69	$1.64	$0.99	$(0.85)

Net earnings per share—diluted	$0.99	$0.99	$2.68	$1.66	$1.61	$0.97	$(0.85)

Weighted average shares outstanding—basic(3)	225	220	221	219	226	225	210

Weighted average shares outstanding—diluted	230	224	226	223	229	229	210

Balance Sheet Data
Total investments(4)	$3,981	$4,120	$4,053	$4,052	$4,359	$4,685	$4,377

Total assets	$10,015	$8,513	$9,903	$7,862	$7,888	$7,934	$8,368

Notes payable	$1,345	$952	$1,344	$916	$952	$862	$1,351

Reserve for title claim losses(5)	$1,717	$1,869	$1,748	$1,913	$2,270	$2,539	$2,736

Total equity	$4,834	$4,053	$4,749	$3,656	$3,444	$3,345	$2,857

Cash dividends declared per share	$0.32	$0.28	$0.58	$0.48	$0.69	$0.60	$1.05

(1)	FNF’s financial results for the year ended December 31, 2009, include a decrease to FNF’s provision for claim losses of $74 million ($47 million net of income taxes) as a result of favorable claim loss development on prior policy years, offset by an increase to the provision for claim losses of $63 million ($40 million net of income taxes) as a result of unfavorable developments in the third quarter on a previously recorded insurance receivable.

(2)	FNF’s financial results for the year ended December 31, 2008, include a charge to our provision for claim losses of $262 million ($154 million net of income taxes), which FNF recorded as a result of adverse claim loss development on prior policy years.
(3)	Weighted average shares outstanding as of December 31, 2009 includes 18,170,000 shares that were issued as part of an equity offering by FNF on April 20, 2009.
(4)	Investments as of December 31, 2012, 2011, 2010, 2009, and 2008, include securities pledged to secured trust deposits of $275 million, $274 million, $252 million, $289 million, and $383 million, respectively. Investments as of June 30, 2013 and 2012, include securities pledged to secured trust deposits of $281 million and $279 million, respectively.
(5)	As a result of favorable title insurance claim loss development on prior policy years, FNF recorded a credit in 2009 totaling $74 million, or $47 million net of income taxes, to FNF’s provision for claims losses. As a result of adverse title insurance claim loss development on prior policy years, FNF recorded charges in 2008 totaling $262 million, or $154 million net of income taxes, to FNF’s provision for claim losses. These credits/charges were recorded in addition to FNF’s average provision for claim losses of 7.3% and 8.5% for the years ended December 31, 2009 and 2008, respectively.

Recent Developments

FNF Earning Release

On October 23, 2013, FNF issued an earnings release reporting its unaudited financial results for the third quarter ended September 30, 2013, a copy of which was furnished to the SEC on Form 8-K on October 23, 2013.

LPS Earnings Release

On October 22, 2013, LPS issued an earnings release reporting its unaudited financial results for the third quarter ended September 30, 2013, a copy of which was furnished to the SEC on Form 8-K on October 22, 2013.

FNF Equity Offering

On October 24, 2013, FNF priced an offering of 17,250,000 shares of FNF common stock at $26.75 per share. FNF granted the underwriters an option to purchase 2,587,500 additional shares at the offering price, solely to cover overallotments, which was exercised in full on October 25, 2013. The net proceeds from this offering will be used to pay a portion of the cash consideration for the merger. The offering closed on October 30, 2013.

Selected Unaudited Pro Forma Condensed Combined Financial Information of LPS and FNF

The following table presents selected unaudited pro forma condensed combined financial information about FNF’s consolidated balance sheet and statements of income, after giving effect to the merger with LPS. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below assumes the merger had been consummated on June 30, 2013. The information under “Unaudited Pro Forma Condensed Combined Statement of Earnings Data” in the table below gives effect to the merger as if it had been consummated on January 1, 2012, the beginning of the earliest period presented. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting with FNF considered the acquirer of LPS. See the section entitled “Accounting Treatment” beginning on page 144.

In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company.

The information presented below should be read in conjunction with the historical consolidated financial statements of FNF and LPS, including the related notes, filed by each of them with the SEC, and with the unaudited pro forma condensed combined financial statements of FNF and LPS, including the related notes, appearing elsewhere in this proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 183 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 145. The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Transactions between FNF and LPS during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes.

Unaudited Pro Forma Condensed Combined Balance Sheet Data:

As of June 30, 2013
(In millions)
Total assets	$14,609
Total liabilities	$8,147
Total equity	$6,462
Total liabilities and equity	$14,609

Unaudited Pro Forma Condensed Combined Statement of Earnings Data:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(In millions, except per share data)
Total revenues	$5,241	$9,109
Total expenses	$4,803	$8,261
Net earnings	$281	$596
Net earnings from continuing operations attributable to FNF/LPS common shareholders	$250	$592

Unaudited Comparative Per Share Data

Presented below are FNF’s and LPS’ historical per share data and unaudited pro forma combined per share data for the six months ended June 30, 2013 and for the year ended December 31, 2012. This information should be read together with the consolidated financial statements and related notes of FNF and LPS that are incorporated by reference in this document and with the unaudited pro forma combined financial data included under “—Selected Unaudited Pro Forma Condensed Combined Financial Information of LPS and FNF” beginning on page 27 and “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 145. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed on January 1, 2012, the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma earnings per share of the combined company is computed by dividing the pro forma net earnings attributable to common shareholders by the pro forma weighted average number of shares outstanding.

Unaudited Pro Forma Per Share Data

For the Six Months Ended June 30, 2013

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Net earnings per share—basic, attributable to FNF/LPS common shareholders	$1.01	$0.86	$(0.92)		$0.95

Weighted average shares outstanding—basic	225	85	(47	)(1)	263

Net earnings per share—diluted, attributable to FNF/LPS common shareholders	$0.99	$0.86	$(0.92)		$0.93

Weighted average shares outstanding—diluted	230	85	(47	)(1)	268

Unaudited Pro Forma Per Share Data

For the Year Ended December 31, 2012

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Net earnings per share—basic, attributable to FNF/LPS common shareholders	$2.74	$0.83	$(1.28)		$2.29

Weighted average shares outstanding—basic	221	85	(47	)(1)	259

Net earnings per share—diluted, attributable to FNF/LPS common shareholders	$2.68	$0.83	$(1.27)		$2.24

Weighted average shares outstanding—diluted	226	85	(47	)(1)	264

(1)	The adjustment to weighted average shares outstanding—basic and diluted is calculated as follows (in millions):

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Eliminate LPS shares	(85)	(85)
FNF common shares issued in the FNF equity offering	20	20
FNF common shares issued as consideration for acquisition of LPS(a)	18	18

	(47)	(47)

(a)	Based on the reference price of $25.489.

The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding. The historical basic and diluted weighted average shares of LPS were assumed to be replaced by the shares expected to be issued by FNF as part of the merger.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus and the documents incorporated by reference into this proxy statement/prospectus contain a number of forward-looking statements that involve a number of risks and uncertainties. Statements concerning projections or expectations of financial or operational performance, statements concerning future events or results and other statements that are not historical facts, including statements regarding expectations, hopes, intentions or strategies regarding the future are forward-looking statements. Forward-looking statements are based on FNF or LPS management’s beliefs, as well as assumptions made by, and information currently available to, them. Because such statements are based on expectations as to future financial and operating results and are not statements of fact, actual results may differ materially from those projected. FNF and LPS undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to: the ability to consummate the proposed transaction; the ability to obtain requisite regulatory and stockholder approvals and the satisfaction of other conditions to the consummation of the proposed transaction; the ability of FNF to successfully integrate LPS’ operations and employees and realize anticipated synergies and cost savings; the potential impact of the announcement or consummation of the proposed transaction on relationships, including with employees, suppliers, customers and competitors; changes in general economic, business and political conditions, including changes in the financial markets; weakness or adverse changes in the level of real estate activity, which may be caused by, among other things, high or increasing interest rates, a limited supply of mortgage funding or a weak U.S. economy; FNF’s dependence on distributions from its title insurance underwriters as a main source of cash flow; significant competition that FNF and LPS face; and compliance with extensive government regulation. These risks and uncertainties also include those set forth under “Risk Factors,” beginning on page 31.

Actual results may differ materially and reported results should not be considered an indication of future performance. Please reference the SEC filings of LPS and FNF, which are available on their respective web sites, for detailed descriptions of factors that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Information included on these websites is not incorporated by reference in this proxy statement/prospectus.

LPS and FNF caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in FNF’s and LPS’ most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, as such filings may be amended from time to time. All subsequent written and oral forward-looking statements concerning LPS, FNF, the proposed transactions or other matters and attributable to LPS or FNF or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither FNF nor LPS undertakes any obligation to update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof. In the event that we do update any forward-looking statements, no inference should be made that we will make additional updates with respect to that statement, related matters or any other forward-looking statements.

RISK FACTORS

In addition to the other information included and incorporated by reference in this proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30, you should carefully consider the following risk factors before deciding whether to vote for the merger proposal. In addition, you should read and consider the risks associated with each of the businesses of LPS and FNF because these risks will relate to FNF following the completion of the merger. Descriptions of some of these risks can be found in the Annual Reports of FNF and LPS on Form 10-K for the fiscal year ended December 31, 2012 and any amendments thereto, for each of LPS and FNF, as such risks may be updated or supplemented in each company’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information” beginning on page 183.

Risk Factors Relating to the Merger

The merger and related transactions are subject to approval by the stockholders of LPS.

In order for the merger to be completed, LPS stockholders must approve the merger proposal, which requires the affirmative vote of holders of a majority of the outstanding shares of LPS common stock entitled to vote thereon. There can be no assurance that this approval will be obtained.

Because the market price of FNF common stock will fluctuate, LPS stockholders cannot be sure of the exact value of the merger consideration they will receive per share of LPS common stock. In addition, the market price of FNF common stock will continue to fluctuate following the merger.

Upon the effective time of the merger, each share of LPS common stock will be converted into the right to receive the merger consideration, which consists of shares of FNF common stock and cash, pursuant to the terms of the merger agreement. The value of the merger consideration to be received by LPS stockholders will be based on the exchange ratio, which, pursuant to the merger agreement, will be determined based on the average of the volume weighted averages of the trading prices of FNF common stock during the ten trading day period ending on (and including) the third trading day prior to the closing of the merger. This average price may vary from the market price of FNF common stock on the date the merger was announced, on the date that this proxy statement/prospectus is mailed to LPS stockholders, on the date that LPS stockholders submit a proxy card or on the date of the LPS stockholders meeting. Because the closing of the transaction may not occur for some period of time after the LPS stockholders meeting, at the time of the LPS stockholders meeting, LPS stockholders, may not know or be able to calculate the average FNF stock price or the number of shares of FNF common stock LPS stockholders would receive with respect to each share of LPS common stock on the closing date of the merger. Any change in the price of FNF common stock prior to the date that the exchange ratio is set will affect the value of the merger consideration that LPS stockholders will receive upon the effective time of the merger, as well as the number of shares of FNF common stock that will be issued by FNF pursuant to the merger agreement. In addition, the price of FNF common stock could fluctuate between the time that the exchange ratio is set and the time LPS stockholders actually receive their shares of FNF common stock as merger consideration, so LPS stockholders will be subject to the risk of a decline in the price of FNF common stock during that period. Stock prices may also fluctuate following the merger. Stock price fluctuations can result from a variety of factors (many of which may not be within FNF’s or LPS’ control) including:

•	general market and economic conditions;

•	changes in the businesses, operations and prospects of FNF or LPS;

•	investor behavior and strategies, including assessments as to whether and when the merger will be completed; and

•	governmental, litigation and/or regulatory developments or considerations.

Stockholders of LPS are urged to obtain current market quotations for FNF and LPS common stock.

FNF’s stock price may be negatively impacted by risks and conditions that apply to FNF, which are different from the risks and conditions applicable to LPS.

Upon completion of the merger, LPS stockholders will become holders of FNF common stock. The businesses and markets of FNF and the other companies it has acquired and may acquire in the future are different from those of LPS. There is a risk that various factors, conditions and developments that would not affect the price of LPS’ common stock could negatively affect the price of FNF common stock. Please see FNF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, all of which were filed with the SEC and incorporated by reference in this proxy statement/prospectus, and the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 for a summary of some of the key factors that might affect FNF and the prices at which FNF common stock may trade from time to time.

The merger is subject to the receipt of consents and clearances from regulatory authorities that may impose conditions that could have an adverse effect on FNF or LPS or that could delay or, if not obtained, could prevent completion of the merger.

Before the merger may be completed, applicable waiting periods must expire or terminate under antitrust laws and various approvals, consents or clearances may be required to be obtained from regulatory entities. In deciding whether to grant antitrust or other regulatory clearances, the relevant governmental entities will consider the effect of the merger on competition within their relevant jurisdictions. The terms and conditions of the approvals that are granted may impose requirements, limitations or costs or place restrictions on the conduct of FNF’s business following the merger. There can be no assurance that regulators will not impose conditions, terms, obligations or restrictions and that such conditions, terms, obligations or restrictions will not have the effect of delaying completion of the merger or imposing additional material costs on or materially limiting the revenues of FNF following the merger. In addition, neither FNF nor LPS can provide assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. For a more detailed description of the regulatory review process, see the section entitled “The Merger—Regulatory Clearances Required for the Merger” beginning on page 107.

The merger will involve substantial costs.

FNF and LPS have incurred and expect to continue to incur substantial costs and expenses relating directly to the merger and the FNF stock issuance, including debt refinancing costs, fees and expenses payable to financial advisors, other professional fees and expenses, insurance premium costs, fees and costs relating to regulatory filings and notices, SEC filing fees, fees and costs in connection with the financing of the merger, printing and mailing costs and other transaction-related costs, fees and expenses.

The pendency of the merger could adversely affect the future businesses and operations of FNF and LPS.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom FNF or LPS have a business relationship may terminate such relationships or may delay or defer certain business decisions, which could negatively impact revenues, earnings and cash flows of FNF or LPS, as well as the market prices of FNF common stock or LPS common stock, regardless of whether the merger is completed.

Any delay in completing the merger may reduce or eliminate the expected benefits from the transaction.

In addition to the required regulatory clearances and approval of the merger proposal by the LPS stockholders, the merger is subject to a number of other conditions beyond FNF’s and LPS’ control that may prevent, delay or otherwise materially adversely affect its completion. FNF and LPS cannot predict whether and when these other conditions will be satisfied. Furthermore, the requirements for obtaining the required clearances and approvals could delay the completion of the merger for a significant period of time or prevent it from occurring. Any delay in completing the merger could cause FNF not to realize some or all of the synergies and other benefits that it expects to achieve if the merger is successfully completed within its expected time frame. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 134.

Uncertainties associated with the merger may cause a loss of management personnel and other key employees of FNF or LPS which could adversely affect the future business and operations of the combined company following the merger.

FNF and LPS are dependent on the experience and industry knowledge of their officers and other key employees to execute their business plans. The combined company’s success after the merger will depend in part upon its ability to retain key management personnel and other key employees of FNF and LPS. Current and prospective employees of FNF and LPS may experience uncertainty about their roles within the combined company following the merger, which may have an adverse effect on the ability of the combined company to retain key management and other key personnel. Accordingly, no assurance can be given that the combined company will be able to retain key management personnel and other key employees of FNF and LPS.

The merger is subject to conditions, including certain conditions that may not be satisfied, and may not be completed on a timely basis, or at all. Failure to complete the merger could have material and adverse effects on LPS and FNF.

The completion of the merger is subject to a number of conditions, including the approval of the merger proposal by the LPS stockholders, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 134 for a more detailed discussion. Also, either LPS or FNF may terminate the merger agreement if the merger has not been completed by March 31, 2014 (or the extended outside date, if applicable), unless the failure of the merger to be completed has resulted from the failure of the party seeking to terminate the merger agreement to perform its obligations.

If the merger is not completed on a timely basis, or at all, FNF’s and LPS’ respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having completed the merger, LPS and FNF will be subject to a number of risks, including the following:

•	LPS may be required, under certain circumstances, to pay FNF a termination fee of $74 million and, in some cases, all transaction-related expenses of FNF if the merger is terminated under qualifying circumstances, as described in the merger agreement;

•	LPS and FNF will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•	under the merger agreement, each of FNF and LPS is subject to certain restrictions on the conduct of its business prior to completing the merger which may adversely affect its ability to execute certain of its business strategies;

•	time and resources committed by FNF’s and LPS’ respective management to matters relating to the merger could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of FNF common stock or LPS common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed; and

•	if the merger agreement is terminated and LPS’ board of directors seeks another business combination, stockholders of LPS cannot be certain that LPS will be able to find a party willing to enter into a business combination or other strategic transaction on terms equivalent to or more attractive than the terms that FNF has agreed to in the merger agreement.

In addition, if the merger is not completed, FNF and/or LPS may experience negative reactions from the financial markets and from their respective customers and employees. FNF and/or LPS could also be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against FNF or LPS to perform their respective obligations under the merger agreement. If the merger is not completed, FNF and LPS cannot assure their respective stockholders that the risks described above will not materialize and will not adversely affect the business, financial results and stock prices of FNF and/or LPS.

If FNF’s financing for the merger is not funded, the merger may not be completed and FNF may be in breach of the merger agreement.

FNF intends to finance a majority of the cash required in connection with the merger, including for costs, fees and expenses incurred in connection with the merger, with debt financing. On July 11, 2013, FNF entered into a term loan credit agreement, as subsequently amended on October 24, 2013, with Bank of America, N.A. as administrative agent and the other financial institutions party thereto, pursuant to which the lenders have committed to provide a $1.1 billion senior unsecured delayed-draw term loan facility and, on June 25, 2013, FNF entered into an amendment to replace its existing senior unsecured revolving facility with a third amended and restated $800 million senior unsecured revolving facility as subsequently amended on October 24, 2013. The facilities and other debt financing commitments, including the bridge commitment, are intended to be used to finance a portion of the merger consideration and related costs, fees and expenses to the extent that FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of unsecured debt and equity securities or other debt financing at or prior to the closing of the merger. To the extent one or more of the lenders for such facilities is unwilling to, or unable to, fund its portion of the debt financing commitments, the other lenders are not obligated to assume the unfunded commitments and FNF may be required to seek alternative financing or fund the amount of such unfunded commitments itself.

The funding under the facilities and other debt financing commitments, including the bridge commitment, is not a condition to the obligations of FNF under the merger agreement. Due to the fact that there is no funding condition in the merger agreement, if FNF is unable to obtain funding from its financing sources for the cash required in connection with the merger, FNF could be in breach of the merger agreement and LPS may be entitled to enforce specifically the performance of terms and provisions of the merger agreement. For a description of the debt financing, please refer to “Description of the Debt Financing” beginning on page 139.

LPS’ executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of LPS stockholders generally.

Executive officers of LPS negotiated the terms of the merger agreement with their counterparts at FNF, and the LPS board of directors determined that entering into the merger agreement was in the best interests of LPS and its stockholders, declared the merger agreement advisable and recommended that LPS stockholders approve the merger proposal. In considering these facts and the other information contained in this proxy statement/prospectus, you should be aware that LPS’ executive officers and directors may have financial interests in the merger that may be different from, or in addition to, the interests of LPS stockholders. See the section entitled “The Merger—Interests of LPS Directors and Executive Officers in the Merger” beginning on page 91 for a further description of these interests, including the aggregate cash payments that each director and executive officer is entitled to receive in connection with the completion of the merger.

Several lawsuits have been filed against LPS and FNF challenging the merger and one or more adverse rulings may prevent the merger from being completed.

LPS and FNF, as well as the members of LPS’ board of directors, were named as defendants in several lawsuits brought by LPS stockholders challenging the proposed merger and seeking, among other things, injunctive relief to enjoin the defendants from completing the merger on the agreed-upon terms. Additional lawsuits may be filed against LPS, FNF and/or the directors of either company in connection with the merger. See “The Merger—Litigation Related to the Merger” beginning on page 115 for more information about the lawsuits that have been filed related to the merger.

One of the conditions to the closing of the merger is that no order, injunction, decree or other legal restraint or prohibition shall be in effect that prevents completion of the merger. Consequently, if a resolution is not reached in the lawsuits referenced above and the plaintiffs secure injunctive or other relief prohibiting, delaying or otherwise adversely affecting the defendants’ ability to complete the merger, then such injunctive or other relief may prevent the merger from becoming effective within the expected time frame or at all. There can be no assurance that LPS, FNF or any of the other defendants will be successful in the outcome of any of these pending or potential future lawsuits.

Risk Factors Relating to FNF Following the Merger

Although FNF expects that FNF’s acquisition of LPS will result in cost savings, synergies and other benefits to FNF, FNF may not realize those benefits because of integration difficulties and other challenges.

The success of FNF’s acquisition of LPS will depend in large part on the success of the management of the combined company in integrating the operations, strategies, technologies and personnel of the two companies following the completion of the merger. FNF may fail to realize some or all of the anticipated benefits of the merger if the integration process takes longer than expected or is more costly than expected. The failure of FNF to meet the challenges involved in successfully integrating the operations of LPS or to otherwise realize any of the anticipated benefits of the merger, including additional cost savings and synergies, could impair the operations of FNF. In addition, FNF anticipates that the overall integration of LPS will be a time-consuming and expensive process that, without proper planning and effective and timely implementation, could significantly disrupt FNF’s business.

Potential difficulties the combined company may encounter in the integration process include the following:

•	the integration of management teams, strategies, technologies and operations, products and services;

•	the disruption of ongoing businesses and distraction of their respective management teams from ongoing business concerns;

•	the retention of and possible decrease in business from the existing clients of both companies;

•	the creation of uniform standards, controls, procedures, policies and information systems;

•	the reduction of the costs associated with each company’s operations;

•	the consolidation and rationalization of information technology platforms and administrative infrastructures;

•	the integration of corporate cultures and maintenance of employee morale;

•	the retention of key employees; and

•	potential unknown liabilities associated with the merger.

The anticipated cost savings, synergies and other benefits include the combination of offices in various locations and the elimination of numerous technology systems, duplicative personnel and duplicative market and other data sources. However, these anticipated cost savings, synergies and other benefits assume a successful integration and are based on projections, which are inherently uncertain, and other assumptions. Even if integration is successful, anticipated cost savings, synergies and other benefits may not be achieved.

The market price of FNF common stock may decline in the future as a result of the merger.

The market price of FNF common stock may decline in the future as a result of the merger for a number of reasons, including:

•	the unsuccessful integration of LPS and FNF (including for the reasons set forth in the preceding risk factor); or

•	the failure of FNF to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts.

These factors are, to some extent, beyond the control of FNF.

The merger may not be accretive and may cause dilution to FNF’s earnings per share, which may negatively affect the market price of FNF common stock.

FNF currently anticipates that the merger will be accretive to earnings per share (on an adjusted earnings basis) during the first full calendar year after the merger. This expectation is based on preliminary estimates which may materially change. FNF could also encounter additional transaction-related costs or other factors such as the failure to realize all of the benefits anticipated in the merger. All of these factors could cause dilution to FNF’s earnings per share or decrease or delay the expected accretive effect of the merger and cause a decrease in the market price of FNF common stock.

Current FNF stockholders and current LPS stockholders will have a reduced ownership and voting interest in the combined company after the merger and will exercise less influence over the combined company’s management.

Current FNF stockholders currently have the right to vote in the election of FNF’s board of directors and on other matters affecting FNF. Current LPS stockholders currently have the right to vote in the election of LPS’ board of directors and on other matters affecting LPS. Immediately after the merger is completed, it is expected that current FNF stockholders will own approximately 92% of the outstanding shares of FNF common stock and current LPS stockholders will own approximately 8% of the outstanding shares of FNF common stock, respectively.

As a result of the merger, current FNF stockholders and current LPS stockholders will have less influence on the combined company’s management and policies than they now have on the management and policies of FNF and LPS, respectively.

The combined company will have substantial indebtedness following the merger and the credit ratings of the combined company or its subsidiaries may be different from what FNF and LPS currently expect.

FNF expects to incur indebtedness in order to provide funds to pay a portion of the cash portion of the merger consideration and other costs and expenses incurred in connection with the merger. In addition, FNF will assume LPS’ indebtedness upon consummation of the merger. As a result, following completion of the merger, the combined company will have substantial indebtedness and the credit ratings of the combined company or its subsidiaries may be different from what LPS and FNF currently expect.

This substantial indebtedness may adversely affect the business, financial condition and operating results of the combined company, including:

•	making it more difficult for the combined company to satisfy its debt service obligations;

•	requiring a substantial portion of cash flows from operations for debt service payments, thereby reducing the availability of FNF’s cash flow to fund working capital, capital expenditures, acquisitions, and other general corporate purposes;

•	limiting the ability of the combined company to obtain additional financing to fund its working capital requirements, capital expenditures, acquisitions, investments, debt service obligations and other general operating requirements;

•	limiting FNF’s flexibility in planning for, or reacting to, changes in its business and, consequently, negatively affecting FNF’s competitive position;

•	restricting the combined company from making strategic acquisitions or taking advantage of favorable business opportunities;

•	negatively impacting FNF’s existing credit ratings, including resulting in a downgrade or negative outlook;

•	placing the combined company at a relative competitive disadvantage compared to competitors that have less debt;

•	limiting flexibility to plan for, or react to, changes in the businesses and industries in which the combined company operates, which may adversely affect the combined company’s operating results and ability to meet its debt service obligations;

•	increasing the vulnerability of the combined company to adverse general economic and industry conditions; and

•	limiting the ability of the combined company to refinance its indebtedness or increasing the cost of such indebtedness.

In addition, covenants in the debt instruments governing this indebtedness may limit how the combined company conducts its business following the merger. If the combined company incurs additional indebtedness following the merger, the risks related to the substantial indebtedness of the combined company may intensify.

The internal financial forecasts for LPS and FNF reflect management estimates and the unaudited pro forma financial data for FNF included in this document are preliminary, and LPS’ and FNF’s actual performance may differ materially from the internal financial forecasts included in this document and FNF’s actual financial position and operations after the merger may differ materially from the unaudited pro forma financial data included in this document.

The internal financial forecasts for LPS and FNF and the unaudited pro forma financial data for FNF included in this document are presented for illustrative purposes only and are not necessarily indicative of what LPS’ or FNF’s actual performance may be or what FNF’s actual financial position or operations would have been had the merger been completed on the dates indicated. LPS’ and FNF’s actual performance may differ materially from the internal financial forecasts. FNF’s actual results and financial position after the merger may differ materially and adversely from the unaudited pro forma financial data included in this proxy statement/prospectus. For more information, see the sections titled “Summary—Selected Unaudited Pro Forma Condensed Combined Financial Information of LPS and FNF” beginning on page 27, “Unaudited Pro Forma Condensed Combined Financial Information” beginning on page 145, “The Merger—Certain LPS Financial Projections” beginning on page 68 and “The Merger—Certain FNF Financial Projections” beginning on page 103.

FNF’s future results will suffer if the combined company does not effectively manage its expanded operations following the merger.

Following the merger, the size of the business of the combined company will increase significantly beyond the current size of either FNF’s or LPS’ current businesses. FNF’s future success depends, in part, upon its ability to manage this expanded business, which may pose substantial challenges for management, including challenges related to the management and monitoring of new operations, including new international operations, and associated increased costs and complexity. There can be no assurances that FNF will be successful or that it will realize the expected operating efficiencies, cost savings, revenue enhancements and other benefits currently anticipated from the merger.

FNF is expected to incur substantial expenses related to the merger and the integration of LPS’ business.

FNF is expected to incur substantial expenses in connection with the merger and the integration of LPS’ business. There are a large number of processes, policies, procedures, operations, technologies and systems that must be integrated, including purchasing, accounting and finance, sales, payroll, pricing, revenue management, marketing and benefits. While FNF has assumed that a certain level of expenses would be incurred, there are many factors beyond its control that could affect the total amount or the timing of the integration expenses. Moreover, many of the expenses that would be incurred are, by their nature, difficult to estimate accurately. These expenses could, particularly in the near term, exceed the savings that FNF expects to achieve from the elimination of duplicative expenses and the realization of economies of scale and cost savings. These integration expenses likely will result in FNF taking significant charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present.

LPS is currently subject to, and after the transaction closes will likely continue to be subject to, pending and threatened litigation and regulatory actions relating to its default procedures, and if judgments were to be rendered against LPS in such litigation and regulatory actions, such judgments could adversely affect the combined company’s financial condition and operating results following the merger.

LPS is involved in various pending and threatened litigation related to its default procedures, some of which include claims for punitive or exemplary damages. In addition, LPS has incurred substantial costs associated with its recent settlement of a number of inquiries made by governmental agencies and claims made by civil litigants concerning various past business practices in its default procedures, and LPS continues to litigate a complaint filed by the State of Nevada with respect to these matters. Specifically, in April 2011, following a review by the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision (collectively referred to as the “banking agencies”), LPS entered into a consent order with the banking agencies pursuant to which LPS agreed, among other things, to engage an independent third party to conduct a risk assessment and review of its default management businesses and the document execution services LPS provided to servicers from January 1, 2008 through December 31, 2010. While LPS intends to vigorously defend all litigation and regulatory matters that are brought against it, there can be no assurance that LPS will not incur additional costs and expenses, including but not limited to fines or penalties and legal costs, or be subject to other remedies, in connection with the consent order or otherwise as a result of regulatory, legislative or administrative investigations or actions relating to civil litigation, which could materially adversely affect the financial condition and operating results of the combined company following the merger.

Other Risk Factors of LPS and FNF

FNF’s and LPS’ businesses are and will be subject to the risks described above. In addition, LPS and FNF are, and will continue to be, subject to the risks described in FNF’s and LPS’ Annual Reports on Form 10-K for the fiscal year ended December 31, 2012, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183 for the location of information incorporated by reference in this proxy statement/prospectus.

THE COMPANIES

Lender Processing Services, Inc.

Lender Processing Services, Inc., a Delaware corporation, delivers comprehensive technology solutions and services, as well as powerful data and analytics, to the nation’s top mortgage lenders, servicers and investors. As a proven and trusted partner with deep client relationships, LPS provides major U.S. banks and many federal government agencies with the technology and data needed to support mortgage lending and servicing operations, meet regulatory and compliance requirements and mitigate risk. These integrated solutions support origination, servicing, portfolio retention and default servicing. LPS’ servicing solutions include MSP, a leading loan servicing platform, which is used to service approximately 50% of all U.S. mortgages by dollar volume. LPS also provides proprietary data and analytics for the mortgage, real estate and capital markets industries. LPS is a Fortune 1000 company headquartered in Jacksonville, Florida, and employs approximately 7,200 professionals.

LPS’ common stock is traded on the NYSE under the symbol “LPS.”

The principal executive offices of LPS are located at 601 Riverside Avenue Jacksonville, Florida 32204, and its telephone number is (904) 854-5100. Additional information about LPS and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

Fidelity National Financial, Inc.

Fidelity National Financial, Inc., a Delaware corporation, is a leading provider of title insurance, mortgage services and diversified services. FNF is the nation’s largest title insurance company through its title insurance underwriters—Fidelity National Title, Chicago Title, Commonwealth Land Title and Alamo Title—that collectively issue more title insurance policies than any other title company in the United States. FNF owns a 55% stake in ABRH, a family and casual dining restaurant owner and operator of the O’Charley’s, Ninety Nine Restaurant, Max & Erma’s, Village Inn, and Bakers Square concepts. ABRH also franchises O’Charley’s Max and Erma’s and Village Inn concepts. FNF also owns an 87% stake in J. Alexander’s, LLC, an upscale dining restaurant owner and operator of the J. Alexander’s and Stoney River Legendary Steaks concepts. In addition, FNF also owns a 51% stake in Remy International, Inc., a leading designer, manufacturer, remanufacturer, marketer and distributor of aftermarket and original equipment electrical components for automobiles, light trucks, heavy-duty trucks and other vehicles. FNF also owns a minority interest in Ceridian Corporation, a leading provider of global human capital management and payment solutions.

FNF’s common stock is traded on the NYSE under the symbol “FNF.”

The principal executive offices of FNF are located at 601 Riverside Avenue Jacksonville, Florida 32204 and its telephone number is (904) 854-8100. Additional information about FNF and its subsidiaries is included in documents incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

Lion Merger Sub, Inc.

Lion Merger Sub, Inc., a subsidiary of FNF, is a Delaware corporation that was formed on May 24, 2013 for the sole purpose of effecting the merger. In the merger, Lion Merger Sub, Inc. will be merged with and into LPS, with LPS continuing as the surviving corporation and a subsidiary of FNF.

THE LPS STOCKHOLDERS MEETING

General

This proxy statement/prospectus is being provided to the stockholders of LPS as part of a solicitation of proxies by LPS’ board of directors for use at LPS’ special meeting to be held at the time and place specified below, and at any properly convened meeting following an adjournment or postponement thereof. This proxy statement/prospectus provides stockholders of LPS with the information they need to know to be able to vote or instruct their vote to be cast at LPS’ special meeting.

Date, Time and Place

The LPS stockholders meeting will be held at the Peninsular Auditorium at 601 Riverside Avenue, Jacksonville, Florida 32204, on December 19, 2013, at 10:00 a.m., local time.

Purpose of the LPS Stockholders Meeting

At the LPS stockholders meeting, LPS stockholders will be asked to consider and vote on:

•	the merger proposal;

•	the compensation proposal; and

•	the LPS adjournment proposal.

Recommendation of the LPS Board of Directors

After careful consideration, the LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors accordingly unanimously (with Mr. Hunt abstaining) recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

Record Date; Stockholders Entitled to Vote

The LPS board of directors has fixed the close of business on October 29, 2013 as the record date (referred to as the “LPS record date”) for determination of LPS stockholders entitled to receive notice of, and to vote at, the LPS stockholders meeting or any adjournments or postponements thereof. Only holders of record of issued and outstanding LPS common stock at the close of business on the LPS record date are entitled to receive notice of, and to vote at, the LPS stockholders meeting or any adjournments or postponements thereof.

At the close of business on the LPS record date, there were 87,019,512 shares of LPS common stock issued and outstanding and entitled to vote at the LPS stockholders meeting. LPS stockholders are entitled to one vote for each share of LPS common stock they owned as of the close of business on the LPS record date. A list of stockholders of LPS will be available for review for any purpose germane to the special meeting at LPS’ executive offices and principal place of business at 601 Riverside Avenue in Jacksonville, Florida 32204, during regular business hours for a period of ten days before the LPS stockholders meeting. The list will also be available at the LPS stockholders meeting for examination by any stockholder of record present at the special meeting.

Voting by LPS’ Directors and Executive Officers

At the close of business on the LPS record date, directors and executive officers of LPS and their affiliates were entitled to vote approximately 1,975,867 shares of LPS common stock, or approximately 2% of the shares of LPS common stock outstanding on that date. We currently expect that LPS’ directors and executive officers will vote their shares in favor of each of the proposals to be considered at the LPS stockholders meeting, although none of them has entered into any agreement obligating them to do so.

Quorum

Stockholders who hold shares representing at least a majority of the issued and outstanding shares entitled to vote at the LPS stockholders meeting must be present in person or represented by proxy to constitute a quorum for the transaction of business at the LPS stockholders meeting. The holders of a majority of the shares entitled to vote and present in person or represented by proxy at the LPS stockholders meeting, whether or not a quorum is present, may adjourn the LPS stockholders meeting to another time and place. At any adjourned meeting at which a quorum shall be present, any business may be transacted that might have been transacted at the original meeting. Notice of any adjourned meeting need not be given except by announcement at the meeting.

Abstentions will, but broker non-votes will not, be included in the calculation of the number of shares of LPS common stock represented at the special meeting for purposes of determining whether a quorum has been achieved. However, shares of LPS common stock held in treasury will not be included in the calculation of the number of shares of LPS common stock represented at the special meeting for purposes of determining whether a quorum is present.

Required Vote

Approval of the merger proposal requires the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote on the proposal. The compensation proposal and LPS adjournment proposal each require the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock present in person or represented by proxy at the LPS stockholders meeting and entitled to vote at the meeting.

Failure to Vote, Broker Non-Votes and Abstentions

In accordance with the rules of the NYSE, brokers, banks, trust companies and other nominees who hold shares of LPS common stock in “street name” for their customers but do not have discretionary authority to vote the shares may not exercise their voting discretion with respect to the merger proposal. Accordingly, if brokers, banks, trust companies or other nominees do not receive specific voting instructions from the beneficial owner of such shares, they may not vote such shares with respect to the merger proposal.

If you fail to vote, fail to instruct your broker, bank, trust company or other nominee to vote, or mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the merger proposal.

If you fail to instruct your broker, bank, trust company or other nominee to vote or fail to vote, it will have no effect on the compensation proposal or the LPS adjournment proposal, assuming a quorum is present. If you mark your proxy or voting instructions to abstain, it will have the effect of a vote “AGAINST” the compensation proposal and LPS adjournment proposal.

Voting at the Special Meeting

Whether or not you plan to attend LPS’ special meeting, please vote your shares. If you are a registered or “record” holder, which means your shares are registered in your name with Computershare Investor Services,

LPS’ transfer agent and registrar, you may vote in person at the special meeting or by proxy. If your shares are held in “street name,” which means your shares are held of record in an account with a broker, bank, trust company or other nominee, you must follow the instructions from your broker, bank, trust company or other nominee in order to vote.

Voting in Person

If you plan to attend LPS’ special meeting and wish to vote in person, you will be given a ballot at the special meeting. Please note, however, that if your shares are held in “street name,” and you wish to vote at the special meeting, you must bring to the special meeting a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee) of the shares authorizing you to vote at the special meeting.

In addition, if you are a registered stockholder, please be prepared to provide proper identification, such as a driver’s license or passport. If you hold your shares in “street name,” you will need to provide proof of ownership, such as a recent account statement or letter from your broker, bank, trust company or other nominee proving ownership on the LPS record date, along with proper identification. Stockholders will not be allowed to use cameras, recording devices and other similar electronic devices at the meeting.

Voting of Proxies by Holders of Record

If you are a registered stockholder, a proxy card is enclosed for your use. LPS requests that you submit a proxy promptly by following the instructions on the enclosed proxy card to submit a proxy via internet, by telephone or by mail. When the accompanying proxy card is properly executed and submitted, the shares of LPS common stock represented by it will be voted at the LPS stockholders meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy card.

If a signed proxy card is returned without an indication as to how the shares of LPS common stock represented are to be voted with regard to a particular proposal, the LPS common stock represented by the proxy will be voted in accordance with the recommendation of the LPS board of directors and, therefore, “FOR” each of the proposals to be considered at the LPS stockholders meeting. As of the date of this proxy statement/prospectus, LPS management has no knowledge of any business that will be presented for consideration at the special meeting and which would be required to be set forth in this proxy statement/prospectus or the related proxy card other than the matters set forth in LPS’ Notice of Special Meeting of Stockholders. If any other matter is properly presented at the special meeting for consideration, it is intended that the persons named in the enclosed form of proxy and acting thereunder will vote in accordance with their best judgment on such matter.

Your vote is important. Accordingly, please submit your proxy promptly using the enclosed proxy card to submit a proxy by telephone, by internet or by mail, whether or not you plan to attend the LPS stockholders meeting in person.

Shares Held in Street Name

If you hold your shares in “street name,” you may provide voting instructions by mail by completing, signing and returning the voting instruction form provided by your broker, bank, trust company or other nominee. In addition to providing voting instructions by mail, a number of brokers, banks and trust companies participate in a program that also permits “street name” stockholders to direct their voting instructions by telephone or over the internet. If your shares are held in an account with a brokerage firm or bank that participates in such a program, you may provide voting instructions for those shares telephonically by calling the telephone number shown on the voting instruction form received from your broker, bank, trust company or other nominee, or by accessing the internet as described on the voting instruction form. Voting instructions directed by telephone or over the internet through such a program must be received by 11:59 p.m. Eastern time on December 18, 2013. Please follow the voting instructions provided by your broker, bank, trust company or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to LPS or by voting in person at the LPS stockholders meeting unless you have a “legal proxy” executed in your favor from your bank, broker, trust company or other nominee. Further, brokers who hold shares of LPS common stock on behalf of their customers may not give a proxy to LPS to vote those shares without specific instructions from their customers.

Shares Held in the LPS 401(k) Plan

If you are an employee who holds interests in LPS common stock through the LPS 401(k) Plan, a proxy card is enclosed for your use. LPS requests that you submit a proxy promptly by following the instructions on the enclosed proxy card to vote via internet, by telephone or by mail. When the proxy is properly submitted, the shares of LPS common stock represented by it will be voted at the LPS stockholders meeting or any adjournment or postponement thereof in accordance with the instructions contained in the proxy.

Shares held in the LPS 401(k) Plan for which no voting instructions are received will be voted proportionately in the same manner as those shares held in the LPS 401(k) Plan for which timely and valid voting instructions are received. Shares held in the LPS 401(k) Plan for which timely and valid voting instructions are not received will be considered to have been designated to be voted by the trustee proportionately in the same manner as those shares held in the LPS 401(k) Plan for which timely and valid voting instructions are received.

The deadline for voting shares of LPS common stock held in the LPS 401(k) Plan electronically through the Internet or by telephone is 11:59 p.m. Eastern time on December 16, 2013.

How Proxies are Counted

All shares represented by properly executed proxies received in time for the LPS stockholders meeting will be voted at the meeting in the manner specified by the stockholders giving those proxies. Properly executed proxies that do not contain voting instructions will be voted “FOR” each of the proposals to be considered at the LPS stockholders meeting.

Revocation of Proxies

If you are the record holder of stock, you can change your voting instructions or revoke your proxy at any time before your proxy is voted at the LPS stockholders meeting. You can do this in one of four ways:

•	by submitting a later-dated proxy by internet or telephone before the deadline stated on the enclosed proxy card;

•	by submitting a later-dated proxy card;

•	by sending a signed, written notice of revocation to the Corporate Secretary of LPS, which must be received before the time of the LPS stockholders meeting; or

•	by voting in person at the LPS stockholders meeting.

A stockholder of record may revoke a proxy by any of these methods, regardless of the method used to deliver the stockholder’s previous proxy.

Written notices of revocation and other communications with respect to the revocation of proxies should be addressed as follows:

Lender Processing Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Attention: Corporate Secretary

Please note that if your shares are held in “street name” through a broker, bank, trust company or other nominee, you may change your voting instructions by submitting new voting instructions to your broker, bank, trust company or other nominee in accordance with its established procedures. If your shares are held in the name of a broker, bank, trust company or other nominee and you decide to change your vote by attending the special meeting and voting in person, your vote in person at the special meeting will not be effective unless you have obtained and present a “legal proxy” executed in your favor from the record holder (your broker, bank, trust company or other nominee).

Tabulation of Votes

LPS has appointed one or more representatives of Broadridge Investor Communications Services to serve as the inspector of election for the LPS stockholders meeting. The inspector of election will, among other matters, determine the number of shares represented at the LPS stockholders meeting to confirm the existence of a quorum, determine the validity of all proxies and ballots and certify the results of voting on all proposals submitted to the stockholders.

Solicitation of Proxies

LPS is soliciting proxies for the LPS stockholders meeting and, in accordance with the merger agreement, the cost of proxy solicitation will be borne by LPS. In addition to solicitation by use of mails, proxies may be solicited by LPS directors, officers and employees, some of whom may be considered a participant in this solicitation, in person or by telephone or other means of communication. These individuals will not be additionally compensated. Arrangements will also be made with custodians, nominees and fiduciaries for forwarding of proxy solicitation material to beneficial owners of LPS common stock, and LPS may reimburse these individuals for their reasonable out-of-pocket expenses. To help assure the presence in person or by proxy of the largest number of LPS stockholders possible, LPS has engaged Georgeson Inc. (referred to as “Georgeson”), a proxy solicitation firm, to solicit proxies on LPS’ behalf. LPS has agreed to pay Georgeson a proxy solicitation fee of $15,000. LPS will also reimburse Georgeson for its reasonable out-of pocket costs and expenses.

Adjournments

If a quorum is not present or represented, the stockholders entitled to vote at the LPS stockholders meeting, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum is present or represented. If a quorum is present at the special meeting but there are not sufficient votes at the time of the special meeting to approve the merger proposal, then LPS stockholders may be asked to vote on the LPS adjournment proposal. No notice of an adjourned meeting need be given unless the adjournment is for more than 30 days or, if after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting will be given to each stockholder of record entitled to vote at the meeting. At any subsequent reconvening of the special meeting at which a quorum is present, any business may be transacted that might have been transacted at the original meeting and all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the time the proxy is voted at the reconvened meeting.

Assistance

If you need assistance in completing your proxy card or have questions regarding LPS’ special meeting, please contact Georgeson at 480 Washington Boulevard, 26th Floor, or call toll-free: (866) 296-5716.

Proposal No. 1—Adoption of the Merger Agreement

(Item 1 on the LPS proxy card)

This proxy statement/prospectus is being furnished to you as a stockholder of LPS as part of the solicitation of proxies by LPS’ board of directors for use at the LPS stockholders meeting to consider and vote upon a proposal to adopt the merger agreement (which is attached as Annex A to this proxy statement/prospectus).

The merger between Merger Sub and LPS cannot be completed without the approval of the merger proposal by the affirmative vote of holders of a majority of the issued and outstanding shares of LPS common stock entitled to vote on the proposal. If you do not vote, the effect will be the same as a vote “AGAINST” the merger proposal.

LPS urges you to read this entire proxy statement/prospectus carefully, including the merger agreement and other annexes and any documents incorporated by reference into this document. For a list of documents incorporated by reference into this document and information on how to obtain them, see the section entitled “Where You Can Find More Information” beginning on page 183.

The LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders.

The LPS board of directors accordingly unanimously (with Mr. Hunt abstaining) recommends that LPS stockholders vote “FOR” the proposal to adopt the merger agreement.

Proposal No. 2— Advisory (Non-Binding) Vote on Compensation

(Item 2 on the LPS proxy card)

The Dodd-Frank Wall Street Reform and Consumer Protection Act, enacted in July 2010, requires that LPS provide stockholders with the opportunity to cast a non-binding, advisory vote on the compensation that would be payable to LPS’ named executive officers that is based on or otherwise relates to the proposed transactions, as disclosed in this proxy statement/prospectus, including the disclosures set forth in “The Merger—Interests of LPS Directors and Executive Officers in the Merger” beginning on page 91. This vote is commonly referred to as a “golden parachute say on pay” vote. This non-binding, advisory proposal relates only to already existing contractual obligations of LPS that may result in a payment to LPS’ named executive officers in connection with, or following, the consummation of the proposed transactions and does not relate to any new compensation or other arrangements between LPS’ named executive officers and FNF or, following the consummation of the proposed transactions, FNF, LPS and their respective affiliates. Further, it does not relate to any compensation arrangement with its directors or executive officers who are not named executive officers.

As an advisory vote, this proposal is not binding upon LPS or the board of directors of LPS, and approval of this proposal is not a condition to completion of the proposed transactions. The vote on executive compensation payable in connection with the proposed transactions is a vote separate and apart from the vote to approve the proposed transactions. Accordingly, you may vote to approve the proposed transactions and vote not to approve the executive compensation and vice versa. Because the vote is advisory in nature only, it will not be binding on LPS. Accordingly, to the extent that LPS is contractually obligated to pay the compensation, such compensation will be payable, subject only to the conditions applicable thereto, if the proposed transactions are consummated and regardless of the outcome of the advisory vote. The change of control payments are a part of LPS’ comprehensive executive compensation program and are intended to align LPS’ named executive officers’ interests with yours as stockholders by ensuring their continued retention and commitment during critical events such as the proposed transactions, which may create significant personal uncertainty for them.

Accordingly, LPS asks you to vote on the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to LPS’ named executive officers in connection with, or following, the merger, as disclosed in the table entitled “Potential Change of Control Payments to Named Executive Officers and Other Executive Officers” beginning on page 99, and as further described in the associated narrative discussion, and the agreements or understandings pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The LPS board of directors recommends a vote “FOR” the approval on an advisory (non-binding) basis of the compensation that may become payable to LPS’ named executive officers in connection with the completion of the merger, as disclosed in this proxy statement/prospectus.

Proposal No. 3—Possible Adjournment to Solicit Additional Proxies, if Necessary

(Item 3 on the LPS proxy card)

The LPS stockholders meeting may be adjourned to another time and place to permit further solicitation of proxies, if necessary, to obtain additional votes to approve the merger proposal. LPS currently does not intend to propose adjournment of the LPS stockholders meeting if there are sufficient votes to approve the merger proposal.

LPS is asking you to authorize the holder of any proxy solicited by LPS’ board of directors to vote in favor of any adjournment of the special meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal at the time of the LPS stockholders meeting.

The LPS board of directors recommends that you vote “FOR” any adjournment of the LPS stockholders meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the merger proposal.

THE MERGER

Effects of the Merger

At the effective time of the merger, Merger Sub, a subsidiary of FNF that was formed for the purpose of effecting the merger, will merge with and into LPS, with LPS surviving the merger as a subsidiary of FNF.

In the merger, each outstanding share of LPS common stock (other than (i) shares owned by LPS, its subsidiaries, FNF or Merger Sub and (ii) shares in respect of which appraisal rights have been properly exercised and perfected under Delaware law) will be converted into the right to receive a certain number of shares of FNF common stock equal to the exchange ratio further discussed below and $28.102 in cash, without interest, for each share of LPS common stock that they own. If the average of the volume weighted averages of the trading prices of FNF common stock during the ten trading day period ending on (and including) the third trading day prior to the closing of the merger (referred to as the “average FNF stock price”) is greater than $26.763, then the exchange ratio will be an amount equal to the quotient of (a) (x) the product of (1) 0.65224 multiplied by (2) the average FNF stock price minus (y) $11.477 divided by (b) the average FNF stock price. If the average FNF stock price is between $24.215 and $26.763, then the exchange ratio will be fixed at 0.20197. If the average FNF stock price is between $20.000 and $24.215, then the exchange ratio will adjust so that the value of the stock portion of the merger consideration is fixed (based on the average FNF stock price) at $4.891 per share of LPS common stock. If the average FNF stock price is less than $20.000, then the exchange ratio will be fixed at 0.24455. Based on the closing price of FNF common stock on the NYSE on October 30, 2013, the latest practicable trading day before the date of this proxy statement/prospectus, the merger consideration represented approximately $34.796 in value for each share of LPS common stock (assuming an exchange ratio of 0.24029). We urge you to obtain current market quotations of FNF common stock and LPS common stock.

On the date of the execution of the merger agreement, the cash portion of the merger consideration was $16.625 per share of LPS common stock. On June 19, 2013, in accordance with the terms of the merger agreement, FNF notified LPS that it was exercising its option to increase the cash portion of the merger consideration from $16.625 per share of LPS common stock to $22.303 per share of LPS common stock and correspondingly decrease the stock portion of the merger consideration. On October 24, 2013, FNF notified LPS pursuant to an adjustment notice that it was exercising its option to further increase the cash portion of the merger consideration by an additional $5.799 per share of LPS common stock, or from $22.303 per share of LPS common stock to $28.102 per share of LPS common stock and correspondingly decrease the stock portion of the merger consideration. FNF can no longer alter the consideration mix.

On July 11, 2013, FNF entered into a term loan credit agreement, as subsequently amended on October 24, 2013, with Bank of America, N.A. as administrative agent and the other financial institutions party thereto, pursuant to which the lenders have committed to provide a $1.1 billion senior unsecured delayed-draw term loan facility and, on June 25, 2013, FNF entered into an amendment to replace its existing senior unsecured revolving facility with a third amended and restated $800 million senior unsecured revolving facility (together referred to as the “facilities”) as subsequently amended on October 24, 2013. The facilities are intended to be used to finance a portion of the merger consideration and related costs, fees and expenses to the extent that FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of unsecured debt and equity securities or other debt financing at or prior to the closing of the merger. For a full description of FNF’s debt financing for the merger, see the section entitled “Description of the Debt Financing” beginning on page 139.

In connection with the merger agreement, FNF entered into an equity commitment letter and stock purchase agreement with THL pursuant to which THL agreed to make the initial equity commitment. The proceeds of the initial equity commitment were to be used to finance a portion of the aggregate merger consideration and related costs, fees and expenses. However, it is now contemplated that, subsequent to the consummation of the merger and the implementation of an internal reorganization, THL will purchase, pursuant to the unit purchase agreement, a minority interest in the BKFS entities, which, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, for an amount equal to 35% of the value of the issued and outstanding equity interests of each such subsidiary. On October 24, 2013, FNF and THL entered into the unit purchase agreement, FNF obtained the bridge commitment and LPS consented to the termination of the equity commitment letter, stock purchase agreement and the initial equity commitment.

The proceeds of the bridge commitment are intended to be used, together with the proceeds of the term loan and revolving credit facilities described above, to finance a portion of the merger consideration and related costs, fees and expenses to the extent FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of equity securities or debt financing at or prior to the closing of the merger. For a full description of FNF’s debt financing for the merger, see the section entitled “Description of the Debt Financing” beginning on page 139.

In addition, on October 24, 2013, FNF priced a public offering of 17,250,000 shares of FNF common stock at a price of $26.75 per share. In connection with the offering, FNF granted the underwriters a 30-day option to purchase up to an additional 2,587,500 shares of common stock to cover over-allotments which was exercised in full on October 25, 2013. The offering closed on October 30, 2013. The net proceeds from this offering were approximately $510 million after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds of the offering will be used to pay a portion of the cash consideration pursuant to the merger agreement.

Background of the Merger

The LPS board of directors, together with senior management and with the assistance of LPS’ advisors, has periodically reviewed and considered various strategic opportunities available to LPS and ways to enhance LPS’ performance and prospects in light of competitive, macroeconomic and industry developments. These reviews and discussions have focused on, among other things, the business environment facing the transaction services and title insurance industries generally, as well as conditions in the real estate and debt financing markets. These reviews have also included discussions as to whether the continued execution of LPS’ strategy as a stand-alone company or the possible sale of LPS to, or a combination of LPS or certain of its businesses with, a third party offered the best avenue to enhance stockholder value, and the potential benefits and risks of any such transaction.

In that context, on two separate occasions in 2010 and 2011, LPS had discussions with FNF and/or certain financial sponsors working together with FNF (including THL, Financial Party A, Financial Party B and Financial Party C; all or some of such entities, together with FNF, being referred to as the FNF Group) about potential strategic transactions to effect a combination of LPS with FNF’s ServiceLink business. In connection with the first of those discussions, LPS engaged Goldman Sachs on April 30, 2010 as its financial advisor, and entered into confidentiality agreements in 2010 with members of the FNF Group. Furthermore, FNF consulted with Merrill Lynch, Pierce, Fenner & Smith Incorporated (referred to as “BofA Merrill Lynch”) and J.P. Morgan Securities LLC (referred to as “J.P. Morgan”) on a preliminary basis about potential strategic transactions.

None of these discussions with members of the FNF Group culminated in an agreement on a transaction, and each of those discussions were terminated, with the last such discussion being terminated in May 2011.

On October 5, 2011, Hugh R. Harris was appointed to serve as the President and Chief Executive Officer of LPS. Mr. Harris replaced Jeff Carbiener, who resigned as Chief Executive Officer of LPS on July 6, 2011.

In late November 2011, representatives of THL contacted Mr. Harris to express an interest in an acquisition of LPS in a transaction in which THL would partner with other financial sponsors and FNF would contribute its

ServiceLink business to LPS. On December 6, 2011, members of LPS senior management met with representatives of THL to provide THL with an overview and update on LPS’ business.

Over the course of the next several weeks, there were various discussions between THL and LPS to review LPS’ financial performance and outlook. During this period, Mr. Harris and Lee A. Kennedy, then Executive Chairman of LPS, kept the members of the LPS board of directors apprised of these discussions.

On February 27, 2012, THL and Financial Party A sent Mr. Kennedy a letter containing a proposal to acquire LPS for $26.50 per share in cash. While FNF did not submit the offer, the proposal from THL and Financial Party A stated that they were working with FNF on the transaction, and that FNF intended to contribute its ServiceLink business as part of any transaction.

On February 28, 2012, the LPS board of directors met by teleconference. Representatives of management as well as an outside counsel for LPS also participated. The outside counsel provided the LPS board of directors with a review of its fiduciary duties in connection with considering the proposal from THL and Financial Party A, and reviewed with the LPS board of directors the potential conflicts of interest or the appearance of a conflict of interest of James Hunt (in light of his executive position with an affiliate of THL), Mr. Harris (in light of his having acted as a consultant to the FNF Group in connection with the 2010 preliminary discussions with LPS; having common ownership of a piece of real property with Thomas M. Hagerty, a senior representative of THL leading the THL transaction team for this transaction and a member of the FNF board of directors; and his role as chief executive officer of LPS if the potential purchasers wanted to negotiate post-closing management and equity roll-over arrangements with Mr. Harris), and Mr. Kennedy (in light of his having formerly served on the board of directors of an affiliate to THL and having an executive role with LPS). After discussion, the LPS board of directors determined that, at this stage, James Hunt would not participate in future LPS board of directors meetings (or the portions of those meetings) concerning a potential sale transaction and Mr. Harris would limit his participation to sharing his views about LPS’ business, prospects and similar matters in his capacity as chief executive officer but would not participate in any deliberations or discussions by the LPS directors of any potential transaction, but that Mr. Kennedy would fully participate given that he had no continuing economic or other relationship with THL and was not interested in pursuing any management role post-transaction.

At the meeting, Thomas L. Schilling, LPS’ chief financial officer, reviewed certain financial aspects of the proposal. The LPS board of directors determined that it was interested in engaging in further discussions with THL and Financial Party A regarding a potential transaction. The LPS board of directors authorized Alvin R. (Pete) Carpenter, LPS’ lead director, to respond that LPS was interested in pursuing discussions, but would first need to understand THL and Financial Party A’s willingness to increase their price following due diligence and to understand the nature of conditionality in their proposal. Mr. Carpenter was also asked to inquire as to the role that FNF would play in the transaction. The LPS board of directors also discussed the need for a financial advisor to assist them, and Mr. Schilling stated that he believed the engagement with Goldman Sachs was still active, and would confirm that for the LPS board of directors.

On February 28, 2012, Mr. Carpenter had a conversation with a representative of THL, who informed Mr. Carpenter that FNF would participate in any transaction by receiving an ownership interest in the entity formed to acquire LPS, or would enter into a joint venture that involved the combination of FNF’s title business and LPS’ title business. Mr. Carpenter and the representative of THL also discussed how the LPS board of directors believed that there should be more value offered in the transaction, and that the LPS board of directors expected an increase in price once due diligence was undertaken. Finally, Mr. Carpenter explained that the LPS board of directors would be focused on deal certainty, in particular in light of the prior discussions with FNF, THL and Financial Party A that had not led to a transaction.

On March 1, 2012, the LPS board of directors met by teleconference. Representatives of management as well as an outside counsel for LPS also participated. Mr. Carpenter reported on his conversation with a representative of THL. Mr. Schilling then provided the directors with an overview of LPS management’s then-current financial projections, reminding the directors that the mortgage refinance and default markets continued to be highly unpredictable. Mr. Schilling also noted the significant valuation uncertainties created by LPS’ outstanding legal and regulatory issues at that time, which included various civil and criminal inquiries, investigations, complaints, litigation and proceedings in connection with LPS’ default operations and relationships with foreclosure attorneys, as well as the consent order with the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency and the Office of Thrift Supervision.

The LPS directors discussed the timing of the proposal given the uncertainty around LPS’ core markets and the ongoing legal and regulatory issues it was facing at the time. The directors discussed whether there were other viable alternatives to a sale transaction that could enhance stockholder value. It was discussed that Goldman Sachs would continue to be engaged as financial advisor to LPS, as Goldman Sachs was very familiar with LPS and could undertake an analysis of LPS and the proposed transaction. The LPS board of directors authorized management to direct Goldman Sachs to undertake that review. The LPS directors then discussed with LPS management the diligence review that would be undertaken by THL, Financial Party A and FNF.

Over the course of the next several months, LPS and THL, Financial Party A and FNF and their respective advisors engaged in discussions regarding a potential transaction. During such time, THL, Financial Party A, FNF and their debt financing sources and their respective advisors conducted due diligence on LPS, which diligence included being given access to a data room and participating in various in-person and telephonic due diligence sessions with LPS and its advisors.

On March 23, 2012, the LPS board of directors met by teleconference. Representatives of LPS management and Goldman Sachs also participated. In addition, representatives of Cravath, Swaine & Moore LLP (“Cravath”), outside counsel to LPS, participated. Mr. Schilling provided an overview of LPS management’s financial forecasts and the assumptions underlying those forecasts. Representatives of Goldman Sachs reviewed certain financial information regarding LPS and the proposal that had been received.

The LPS directors discussed the proposal from THL and Financial Party A and the information presented at the meeting, and determined to respond to THL and Financial Party A that LPS was interested in conducting further discussions regarding a potential transaction. After this meeting, LPS’ interest in conducting further discussions was communicated to THL and Financial Party A.

In April 2012, THL and Financial Party A outlined a revised proposal to acquire LPS for $28 per share, comprised of $26 per share in cash and $2 per share in FNF stock.

On April 25 and 26, 2012, the LPS board of directors had an in-person regular meeting. Representatives of management were in attendance. At this meeting, the LPS directors considered the discussions with THL and Financial Party A regarding a potential transaction. For this portion of the meeting, representatives of Goldman Sachs and Cravath joined. Representatives of Goldman Sachs reviewed financial information regarding LPS and the proposed transaction. Representatives of Cravath provided a review of the fiduciary duties of the LPS board of directors in considering the proposed transaction (including providing a reminder on disclosing all potential conflicts of interest), as well as the potential terms that might be included in a merger agreement for a sale of the company. The LPS board of directors determined that the revised proposal from THL and Financial Party A was not acceptable, and this view was expressed to THL following the meeting.

On May 11, 2012, THL and Financial Party A sent a letter to Mr. Kennedy increasing their proposal to $29 per share, comprised of $27 per share in cash and $2 per share in FNF stock. As with the prior proposals, while FNF did not submit the offer, the proposal from THL and Financial Party A stated that FNF intended to contribute its ServiceLink business as part of the proposed transaction.

On May 15, 2012, the LPS board of directors met by teleconference to discuss the revised proposal from THL and Financial Party A. Representatives of LPS management, as well as Goldman Sachs and Cravath, participated in the meeting. Representatives of Goldman Sachs reviewed various financial information with respect to LPS and the proposal. LPS management shared their views as to their updated perspectives on the long-term prospects of LPS.

The LPS board of directors also discussed with Cravath the directors’ duties in pursuing other potential sale alternatives and with Goldman Sachs whether there were other potential parties that might be interested in pursuing a transaction with LPS. Goldman Sachs reviewed with the LPS board of directors a list of potential strategic acquirers that might be interested in pursuing a transaction. The LPS board of directors considered the lack of interest it had received from strategic parties in the past regarding a potential acquisition of LPS. Goldman Sachs also expressed its view that, in light of LPS’ size and the continued uncertainty in the mortgage servicing industry, it was unlikely that any of the companies identified would be interested in pursuing a transaction at that time. However, the LPS board of directors came to the conclusion that five strategic parties, referred to as Strategic Parties A, B, C, D and E, should be contacted if discussions with THL and Financial Party A were to proceed.

The LPS board of directors also discussed with Goldman Sachs whether there might be other potential private equity buyers interested in pursuing such a transaction, and Goldman Sachs expressed its view that there were a small number of private equity parties that it believed might be interested in a transaction based on their prior activity or investments in the space, in particular Financial Party B, which was part of the FNF Group with which LPS had preliminary discussions in 2010 but did not appear to be involved in the current proposal from THL and Financial Party A, as well as two private equity firms referred to as Financial Parties D and E. The LPS board of directors concluded that expanding a potential group of parties to contact beyond those identified by Goldman Sachs enhanced the risk of leaks, which could be damaging. The LPS board of directors and management discussed that, in light of those risks, overtures to other private equity firms should be limited to those identified by Goldman Sachs that had expressed prior interest in the mortgage servicing industry and that, in light of the uncertain financing markets at that time, had a track record of being able to obtain financing for transactions of comparable size.

After excusing Mr. Kennedy and the rest of the LPS management team, the remaining directors further discussed the revised proposal, including in light of the continued regulatory uncertainties LPS was facing. After discussion, the LPS directors agreed that senior management should provide the LPS board of directors with an update on their long-term outlook for LPS at a future meeting, as well as whether there were any strategic alternatives or business initiatives that were viable and could be pursued to counter the significant pressure that was expected on LPS beginning in the 2014/2015 timeframe in light of anticipated macroeconomic trends (such as the anticipated decline in mortgage refinancings and mortgage foreclosure activity). The directors also asked Cravath to outline, for discussion at a future meeting, potential terms that could be proposed by LPS to THL and Financial Party A around closing conditions, “material adverse effect” exceptions, financing contingencies and reverse break-up fees and regulatory efforts covenants.

On May 17, 2012, the outside directors of the LPS board of directors met telephonically with representatives of Cravath to discuss the potential terms that could be proposed by LPS to THL and Financial Party A around closing conditions, “material adverse effect” exceptions, financing contingencies and reverse break-up fees, and regulatory efforts covenants, and provided guidance on these matters to Cravath in the event negotiations of a merger agreement were to occur.

On May 21, 2012, the LPS board of directors met telephonically to continue discussing the proposal from THL and Financial Party A. Representatives of LPS management, as well as Goldman Sachs and Cravath, also participated. Representatives of Cravath provided the LPS board of directors with a review of its fiduciary duties. As part of that review, Cravath discussed with the LPS board of directors (as it had in the prior preliminary discussions in 2010 and as had been discussed with the LPS board of directors in April 2012) that it had to be cognizant of any potential conflicts of interest or any appearance of conflict of interest that any directors may have in any potential transaction. In that regard, Cravath reviewed again the potential conflicts of interest or appearance of conflicts of interest involving James Hunt, Mr. Harris and Mr. Kennedy. The LPS board of directors reiterated its approach to exclude James Hunt entirely from any consideration of a sale transaction, to exclude Mr. Harris from any discussions or deliberations but to continue to obtain his views about LPS’ business, prospects and similar matters, and to allow Mr. Kennedy to participate in all aspects.

LPS management then provided the LPS board of directors with an update and review of LPS management’s projections and outlook for LPS, as well as an overview of potential growth strategies that LPS was pursuing. The LPS board of directors asked LPS management for additional information regarding these matters at a future meeting.

The LPS board of directors again discussed potentially contacting other parties to evaluate whether there was interest from other potential bidders. Goldman Sachs reviewed with the LPS board of directors the proposed list of other potential bidders that might be contacted. After discussing the benefits of contacting the identified parties, and also discussing the potential downsides in approaching parties about a potential transaction (such as the risk of leaks and resultant market speculation that could occur, and the damage that could have on LPS and its relationships with its customers and employees), the LPS board of directors concluded that, were it to engage in discussions with THL and Financial Party A, it would also direct Goldman Sachs to contact both the strategic and private equity buyers that had been identified at the May 15, 2012 meeting to determine if any of them had an interest in pursuing an acquisition of LPS.

Finally, the LPS board of directors further reviewed with Cravath the potential terms that could be proposed by LPS to THL and Financial Party A around closing conditions, “material adverse effect” exceptions, financing contingencies and reverse break-up fees, and regulatory efforts covenants, which had been discussed at the meeting on May 17, 2012.

The LPS board of directors agreed to meet on the following day to further discuss the potential transaction, and to receive the additional information requested of LPS management.

On May 22, 2012, the LPS board of directors met telephonically to continue discussing the proposal from THL and Financial Party A. Representatives of LPS management, as well as representatives of Goldman Sachs and Cravath, also participated. LPS management provided the LPS board of directors with updated information about LPS management’s projections and outlook for LPS. Representatives of Cravath reviewed the potential terms that could be requested by LPS around closing certainty based on the prior discussions with the directors. The LPS board of directors concurred that LPS should communicate the following to THL and Financial Party A: (1) the per share price offered in THL and Financial Party A’s initial proposal was inadequate and should be raised to a price in the $30s, (2) deal certainty was of significant importance to the LPS board of directors and (3) any revised proposal should address not only value, but also deal certainty.

The LPS directors also discussed approaching other potential bidders, and the timing of doing so. The LPS directors recapped the discussions they had engaged in during prior meetings on the topic, and decided to solicit interest from the five strategic buyers and three private equity buyers that had been identified in prior meetings. The LPS board of directors also discussed that those parties should be given sufficient time to provide any indication of interest, and authorized Goldman Sachs to begin contacting those parties and to request a response in the mid-June 2012 timeframe. It was agreed that any of the potential bidders contacted would be permitted to conduct an appropriate level of due diligence (including an LPS management presentation) customary for this stage of the process, and would be required to execute a confidentiality agreement on terms comparable to those executed by THL, Financial Party A and FNF. Following the meeting, one of the LPS directors suggested that two other strategic parties, Strategic Parties F and G, be added to the list of parties to be contacted by Goldman Sachs.

Following the meeting, Messrs. Kennedy and Carpenter called a representative of THL to relay the LPS board of directors’ response to the latest proposal from THL and Financial Party A. Representatives of THL and Financial Party A then told Messrs. Kennedy and Carpenter, and subsequently indicated to Goldman Sachs, that LPS should pursue whatever sale process it believed was appropriate with other parties, but that they would not participate and would wait until after that process had been completed to determine whether they would be interested in pursuing discussions.

During the week of May 28, 2012, representatives of Goldman Sachs contacted the three financial parties and seven strategic parties to solicit their interest in participating in discussions regarding a potential acquisition of LPS. Financial Parties D and E entered into confidentiality agreements with LPS on May 30, 2012 and June 1, 2012, respectively, and were given access to certain due diligence information on LPS and its outlook. The confidentiality agreements entered into contained one-year “standstill” provisions, which included “don’t ask/don’t waive” provisions. However, the standstill restrictions automatically lapsed if LPS were to enter into a definitive acquisition agreement with another party.

Financial Party B, which was part of the FNF Group with which LPS had preliminary discussions in 2010, informed Goldman Sachs that it was not interested in making a proposal to acquire the Company unless it was part of the THL/Financial Party A/FNF consortium, but that this consortium was not interested in expanding to include Financial Party B. Financial Party B also stated that they were not interested in joining up with any other potential parties to formulate an alternative consortium bid.

Strategic Parties A, B, C, E and F all declined to participate in the process, generally indicating to Goldman Sachs that they were not interested in acquiring LPS as a strategic matter or in making that size investment in LPS’ industry. Strategic Parties D and G said to Goldman Sachs that they needed to discuss internally and would revert to Goldman Sachs with a response. On June 6, 2012, Financial Party E participated in a presentation with LPS management to review the information that Financial Party E had previously received. Thereafter, Goldman Sachs heard from Financial Party E on a preliminary basis that it believed it difficult to obtain an adequate return if it paid a premium to LPS’ then current stock price. Financial Party E had asked for additional time to consider its interest, and discussed anticipated timing for its final response.

On June 7, 2012, Financial Party D canceled a scheduled management presentation and withdrew from the process. Financial Party D informed Goldman Sachs that it was no longer pursuing a transaction because it would be difficult to obtain an adequate return if it paid a premium to LPS’ then current stock price.

Prior to the meeting of the LPS board of directors scheduled for June 8, 2012, Messrs. Kennedy and Carpenter had a conversation with a representative of THL in which they reiterated the LPS board of directors’ messages concerning their proposal. The THL representative stated that THL and Financial Party A were not willing to increase their proposed purchase price above $29.00 per share.

On June 8, 2012, the LPS board of directors met telephonically to discuss the process being undertaken regarding a potential sale of LPS. Representatives of LPS management, as well as Goldman Sachs and Cravath, also participated. Mr. Kennedy provided an update on various developments since the LPS board of directors’ last meeting with respect to discussions with THL/Financial Party A and the various other potential bidders. Mr. Kennedy also reported that THL and Financial Party A stated that they were aware of the LPS board of directors’ focus on deal certainty, and would discuss the LPS board of directors’ requests on those points in the context of a negotiation around transaction terms generally, which would necessarily include input and acceptance from THL’s and Financial Party A’s financing sources. Mr. Kennedy related that THL and Financial Party A believed their proposal represented a strong bid that, in the absence of the anticipated synergies resulting from the proposed contribution by FNF of ServiceLink, would have been for a lower value.

Representatives of Goldman Sachs provided more detail to the LPS directors on the conversations and other interactions that had taken place with the potential alternative bidders contacted, including that five of the seven strategic bidders contacted were not interested in making a bid. In particular, the Goldman Sachs representative explained that the remaining two potential strategic bidders (Strategic Parties D and G) had indicated they needed additional time, and discussed the anticipated timing for responses from those parties. The Goldman Sachs representative informed the directors that neither Financial Party B nor D was interested in making a bid and their stated reasons for withdrawing. Finally, the Goldman Sachs representative provided an update on the status of Financial Party E’s consideration of a potential deal, and its request for additional time to consider its interest in LPS.

The LPS board of directors and its advisors discussed whether any additional parties should be contacted, and the respective likely incremental benefits and risks of contacting additional parties, and determined that the risk in conducting further third-party solicitation efforts significantly outweighed the likely incremental benefit of such actions, particularly given the consistency of the feedback from the parties then contacted to date.

The LPS directors then discussed generally the process to date with Cravath and Goldman Sachs, and reviewed with Cravath and Goldman Sachs some of the more important terms of the draft merger agreement that Cravath had prepared, and provided guidance on those items. The LPS directors directed Cravath to finalize the draft merger agreement and disseminate it to representatives of THL and Financial Party A.

On June 12, 2012, a representative of Strategic Party G contacted Goldman Sachs and stated that while they might be interested in a transaction, LPS was too large of an acquisition for them and that they would like to partner with a financial buyer that they had partnered with in the past. Goldman Sachs responded that they would discuss with the LPS board of directors and respond in due course. However, on June 15, 2012, Strategic Party G contacted Goldman Sachs and stated that they were no longer interested in pursuing further the potential transaction.

On June 14, 2012, Cravath disseminated the draft merger agreement to counsel to THL and Financial Party A. In the following weeks, Cravath negotiated the principal terms of the merger agreement with counsel to THL and Financial Party A. In addition, from mid-June 2012 through July 2012, representatives of THL, Financial Party A, FNF, their debt financing sources, and their respective advisors continued to conduct a detailed due diligence review with LPS management of LPS, its operations and its legal and regulatory issues.

Also, on June 14, 2012, Strategic Party D stated that it was interested in pursuing a potential transaction, and executed a confidentiality agreement dated June 14, 2012 which contained comparable “standstill” (including fall-away) provisions as the other confidentiality agreements entered into by other parties in the process.

On June 15, 2012, Financial Party E contacted Goldman Sachs and said that they were not going to pursue further a potential transaction with LPS, indicating it was difficult to see how to obtain an adequate return if it paid a premium to LPS’ then current stock price.

On June 21, 2012, Strategic Party D called Goldman Sachs and stated that it was withdrawing from the process citing LPS’ size, lack of strategic fit and legacy issues as key determinants.

On June 26, 2012, the LPS board of directors met telephonically to discuss the process being undertaken regarding a potential sale of LPS. Representatives of LPS management, as well as Goldman Sachs and Cravath, also participated. Goldman Sachs updated the LPS board of directors on the responses received from all of the other parties that had been contacted, informing the LPS board of directors that the remaining financial and strategic parties had withdrawn from the process. Goldman Sachs informed the LPS board of directors that THL, Financial Party A and FNF were working to finalize their due diligence, in particular with respect to LPS’ legal and regulatory matters, as well as to finalize their financing for the transaction. Cravath updated the LPS directors on the negotiation of the terms of the merger agreement, and discussed the key open issues with the LPS directors.

Negotiations and discussions continued between LPS and THL, Financial Party A and FNF, their lenders and their respective advisors through July 2012. However, after several more weeks the parties were not able to finalize a transaction, with THL and Financial Party A citing concerns around the legal and regulatory issues facing LPS as the basis for needing to conduct continued due diligence in these areas and for negotiating certain closing conditions that the LPS board of directors believed presented undue risk to completing the transaction. On August 28, 2012, the LPS board of directors met telephonically to discuss the lack of progress over the past few weeks. After discussion, the directors concluded that discussions for the proposed transaction had been ongoing for several months and were diverting significant time and attention of the LPS management from the operations of LPS. The LPS directors also expressed concern that THL, Financial Party A and FNF would continue to have concern over legal and regulatory issues facing LPS, and so it would be in the best interests of LPS and its stockholders to terminate discussions. Later that day, Mr. Kennedy sent a letter to THL terminating discussions.

Following the termination of discussions with THL, Financial Party A and FNF in August 2012, LPS was able to successfully resolve many of the legal and regulatory issues facing LPS. By mid-February, 2013, LPS had entered into settlement agreements with the attorneys general of 49 states and the District of Columbia, which provided for aggregate payments by LPS of approximately $128 million. LPS also entered into a non-prosecution agreement with the United States Department of Justice on February 15, 2013, under which LPS agreed to pay aggregate monetary penalties of $35 million.

In addition, on January 28, 2013, LPS entered into a Stipulation and Agreement of Settlement resolving the securities class action litigation in connection with LPS’ disclosures relating to its default operations, which was subject to there being no material shareholder opt-outs and final court approval. Subsequently, on August 2, 2013, LPS received notice that an institutional investor had opted out of the agreement and filed a separate securities disclosure litigation complaint against LPS, triggering LPS’ right to terminate the settlement. LPS is currently evaluating whether to continue to go forward with the settlement.

On January 30, 2013, at a regular meeting of the FNF board of directors, the FNF directors discussed, among other things, the strategic rationale of a potential transaction with LPS. Representatives of FNF’s management and FNF’s financial advisors, BofA Merrill Lynch and J.P. Morgan, participated. At the meeting, representatives of FNF’s management informed the FNF directors of the steps LPS had taken to mitigate several of the legal and regulatory issues that had led to the termination of the 2012 discussions between LPS and THL, Financial Party A and FNF regarding a possible transaction with LPS. Also at the meeting, representatives of BofA Merrill Lynch and J.P. Morgan discussed with the FNF directors the potential terms and structure of a transaction in which FNF and THL would acquire LPS. The FNF directors discussed, among other things, the transaction rationale, pro forma information and recent developments relating to LPS. Following discussion, the FNF board of directors authorized FNF to join THL in making an offer to purchase 100% of the outstanding common stock of LPS.

On January 31, 2013, LPS received a non-binding indication of interest from FNF and THL for a possible business combination between FNF and LPS for a price of $30 per share of LPS common stock, of which 44% would be in cash and 56% would be in the form of FNF common stock, followed by a letter the next day from FNF and THL indicating that FNF and THL would be willing to consider increasing their offer of $30 per share of LPS common stock based on the results of due diligence. The proposal indicated that THL would make an equity investment in the combined LPS/ServiceLink business.

On February 4, 2013, Mr. Harris met with the Chief Executive Officer of a strategic purchaser, referred to below as Strategic Party H. At that meeting, the Chief Executive Officer of Strategic Party H expressed interest in a potential acquisition of LPS. That day, LPS received a non-binding indication of interest from Strategic Party H for a possible purchase of LPS for $31 per share, comprised of $21.50 in cash and $9.50 in Strategic Party H common stock.

On February 6, 2013, the LPS board of directors (other than Messrs. Hunt, Harris and Kennedy) met to discuss the indications of interest received from FNF and from Strategic Party H. Todd Johnson, Executive Vice President, General Counsel and Corporate Secretary of LPS, and a representative of Cravath also participated. The LPS directors first discussed potential conflicts of interest with respect to certain directors, which they had done on several occasions previously. The LPS board of directors agreed that James Hunt would continue to recuse himself from all LPS board of directors discussions regarding potential strategic alternative transactions with third parties. The LPS board of directors also discussed and agreed that Mr. Kennedy should continue to be able to fully participate in LPS board of director discussions regarding a transaction. It was further discussed that circumstances had changed sufficiently from 2012 such that Mr. Harris could fully participate in LPS board of directors discussions regarding a transaction, assuming that he was comfortable in doing so. In particular, Mr. Harris had informed the LPS board of directors that he would prefer to retire instead of participating in the management team of any combined company following a transaction. Further, Mr. Harris’s involvement with the FNF Group in 2010 was now nearly three years prior, and Mr. Harris had been the chief executive officer of LPS for almost a year and a half at that point. Messrs. Kennedy and Harris and additional representatives of LPS management then joined the meeting. After discussion, the LPS board of directors decided to communicate to each of FNF and Strategic Party H that their offers did not represent appropriate value for LPS. In addition, the LPS directors discussed a desire to complete an ongoing strategic review that was being conducted by LPS management together with an outside consulting firm, and to consider the recommendations contained in that report as part of the LPS board of directors’ consideration of whether to pursue a sale of the entire company. The LPS board of directors agreed to consider all of these matters further at a subsequent board meeting before making any further decisions regarding these offers or similar strategic alternatives. The LPS directors also discussed their desire to engage Credit Suisse as an additional financial advisor to LPS because they believed they would benefit from the advice, perspectives and experience of an additional financial advisor. The LPS directors instructed LPS management to engage Credit Suisse as an additional financial advisor to LPS and to request Credit Suisse’s financial perspectives on potential strategic alternatives for LPS.

On February 8, 2013, and February 11, 2013, LPS sent separate letters to Strategic Party H and FNF, respectively, stating that the LPS board of directors did not believe that their offers represented appropriate value for LPS.

On February 26, 2013, FNF and THL sent LPS a revised non-binding indication of interest with a revised proposal for FNF to acquire LPS for $32 per share, comprised of 54% in FNF common stock and 46% in cash.

Thereafter, LPS received separate oral indications of interest from Financial Party F, Financial Party G and Strategic Party I for a possible acquisition or joint venture involving only LPS’ transaction services business.

On March 4, 2013, LPS entered into a confidentiality agreement with Financial Party F, and on March 5, 2013, LPS entered into a confidentiality agreement with Strategic Party I.

On March 6, 2013, the LPS board of directors met telephonically to receive an update on the status of the ongoing strategic review being performed by LPS management together with an outside consulting firm as well as the status of the inquiries received to date. A representative of Cravath was present at the meeting. Mr. Harris stated that the strategic review would be completed such that the results of that review could be presented at an upcoming board meeting scheduled for March 21, 2013. The LPS board of directors decided to defer taking action until the March 21, 2013 meeting of the LPS board of directors, at which representatives of Credit Suisse and Goldman Sachs would be present. At the meeting, the Cravath representative again reviewed with the directors their fiduciary duties, including in connection with their review of LPS’ strategic review and evaluating any indications of interest received. In addition, the LPS directors reviewed their prior discussions regarding potential conflicts of interest with respect to certain directors. As part of this discussion, Mr. Harris stated that he did not view his joint ownership of a piece of real property with a representative of THL as material or affecting his independent judgment as a director of LPS. The LPS board of directors discussed and agreed with that conclusion.

On March 15, 2013, LPS received an indication of interest from Financial Party G to acquire LPS’ transaction services business on a cash-free, debt-free basis for a purchase price of 5.0-5.5x “normalized EBITDA”. Also on that date, LPS received an indication of interest from Strategic Party I to combine LPS’ transaction services business with the comparable business of Strategic Party I in a joint venture.

On March 21, 2013, the LPS board of directors held an in-person meeting. Members of LPS management as well as representatives of Goldman Sachs, Credit Suisse (which had been engaged as an additional financial advisor on March 18, 2013) and Cravath were in attendance. The LPS directors received a presentation from LPS management concerning the strategic review of LPS’ business plan that had been conducted over the past several months by LPS management with the assistance of an outside consulting firm. LPS management and the outside consultant reviewed the business environment and anticipated challenges facing LPS through 2017. They reviewed the expected negative impact to LPS’ projected financial performance from macroeconomic trends affecting LPS’ business, including an expected decline in refinance volumes and a decrease in default volumes, all as reflected in financial projections for LPS prepared by LPS management. They reviewed various strategic initiatives that could be pursued to address these issues, as well as the current status, potential opportunities and challenges, markets and execution risks and costs. LPS management and the outside consultant also reviewed other potential strategic alternatives, including separating LPS’ technology and transaction services businesses, selling LPS’ transaction services business, acquisitions, joint ventures with LPS’ transaction services business and a sale of the company.

The Cravath representative reviewed with the LPS directors their fiduciary duties. Credit Suisse and Goldman Sachs reviewed financial information regarding LPS in the context of the strategic review as well as various potential strategic alternatives for LPS. The LPS board of directors also reviewed the indications of interest then received to date with LPS management and LPS’ advisors.

The LPS board of directors then discussed with LPS management, the outside consultant and LPS’ advisors the potential merits of soliciting and evaluating offers for a sale of LPS or its transaction services business in a sale process. After discussion, the LPS directors authorized Credit Suisse to contact prospective parties regarding a potential sale of LPS or its transaction services business. The directors requested that LPS’ advisors provide the directors with input regarding the process to be undertaken, including potential parties to be contacted and a proposed timetable.

In teleconferences held following the March 21, 2013 meeting, LPS’ advisors, with input from LPS management, developed a process plan and timetable for a potential sale of LPS or its transaction services business. In addition, with LPS management’s input, Credit Suisse and Goldman Sachs developed a list of potential parties to contact. These potential parties included FNF and THL, Strategic Party H, Strategic Party I, Strategic Party J, Financial Party F and Financial Party G. In developing the list, LPS management and LPS’ financial advisors took into consideration the strategic and financial parties that were contacted in 2012, their lack of interest in pursuing a transaction with LPS at that time and the stated reasons and, accordingly, the unlikelihood that those parties would now be interested in pursuing a transaction with LPS. Despite the indication of interest in the LPS transaction services business from Financial Party G, concern was expressed that Financial Party G might not be capable of consummating a transaction, and therefore Financial Party G was not included in the process. LPS’ financial advisors reviewed the proposed process and parties to be contacted with LPS management and LPS directors in teleconferences held following the March 21, 2013 meeting.

At the direction of the LPS board of directors, Credit Suisse began contacting prospective purchasers on behalf of LPS during the week of March 25, 2013.

On April 3, 2013, a representative of Strategic Party H informed Credit Suisse that it was not participating in the process, citing LPS’ exposure to refinancing origination volumes and overall default volumes.

On April 4, 2013, FNF and THL entered into an updated confidentiality agreement with LPS containing substantially similar terms as the prior confidentiality agreement that had been entered into with LPS. Also on April 4, 2013, Strategic Party J entered into a confidentiality agreement with LPS on substantially similar terms.

On April 8, 2013, Financial Party F entered into an updated confidentiality agreement with LPS, containing substantially similar terms to the prior agreement that had been entered into with LPS. Also on April 8, 2013, representatives of FNF management met with LPS management to conduct a due diligence review of LPS.

On April 9, 2013, Financial Party F attended a management presentation. Also on that date, Strategic Party J contacted Credit Suisse and canceled its scheduled management presentation for the following day and withdrew from the process. Strategic Party J stated that it would be interested in pursuing a business relationship of some form with LPS, but not an acquisition of LPS.

On April 16, 2013, FNF sent to LPS a list of principal open issues based on the merger agreement that had been substantially negotiated by LPS with THL, Financial Party A and FNF in 2012, as well as a proposal to resolve those open issues. That same day, representatives of FNF management met with members of LPS management to continue their due diligence review of LPS, and FNF, J.P. Morgan, BofA Merrill Lynch and members of LPS management participated in a teleconference to discuss certain tax matters relating to a potential acquisition of LPS by FNF.

Also on April 16, 2013, Strategic Party I executed an updated confidentiality agreement, containing substantially similar terms to the prior agreement that had been entered into with LPS.

On April 18, 2013, the LPS board of directors held an in-person meeting. Representatives of LPS management and LPS’ legal and financial advisors participated. Credit Suisse and Goldman Sachs summarized the parties that had been contacted, noting the parties that had declined to participate in the process. The LPS board of directors further discussed the process that had been followed to date and gave consideration to contacting other parties. Goldman Sachs reviewed for the LPS board of directors the strategic and financial parties that had been contacted in 2012, and summarized those parties’ stated reasons for not pursuing a purchase of LPS. After discussion, the LPS directors determined that, given the lack of interest in 2012, the risk of leaks in contacting the strategic and financial firms that had been contacted in 2012 (or others) outweighed the potential benefits, given that there were already several bidders that remained interested in exploring the acquisition of LPS or its transaction services business. The LPS board of directors directed Credit Suisse and Goldman Sachs to continue the discussions with the three parties that remained interested, and to inquire if the parties interested in LPS’ transaction services business would also be interested in acquiring all of LPS. After this meeting, LPS received a letter from FNF dated April 17, 2013, in which FNF reiterated its offer of $32 per share, with an adjustment in the proposed consideration mix to 50% cash and 50% FNF common stock.

Also on April 18, 2013, representatives of FNF management and members of LPS management participated in a teleconference to conduct an additional due diligence review of LPS, in which representatives of LPS’ financial advisors also participated.

On April 19, 2013, Strategic Party I attended an LPS management presentation.

On April 24, 2013, at a regular meeting of the FNF board of directors, the FNF directors discussed, among other things, the potential transaction with LPS. Representatives of FNF’s management participated. At the meeting, representatives of FNF’s management discussed with the FNF directors the proposed terms and structure of the potential transaction, including an equity investment by THL in FNF’s ServiceLink business, which would be combined with LPS in a new consolidated holding company in connection with the potential transaction. Representatives of FNF’s management also provided an update on legal and regulatory issues relating to LPS, pro forma information, structural considerations and projections relating to the potential transaction. Following discussion, the FNF board of directors authorized FNF management to negotiate the terms of and definitive documentation with respect to a potential transaction with LPS.

On May 2, 2013, Strategic Party I submitted an indication of interest to acquire LPS’ transaction services business for $450-550 million in an all cash transaction. Strategic Party I said that it preferred a joint venture structure, in which case it believed it could offer materially more value than in an outright acquisition of the transaction services business. In a conversation with Credit Suisse, Strategic Party I indicated that it believed that a joint venture would warrant an approximate 15-20% increase in value ascribed to the transaction services business.

Also on May 2, 2013, Financial Party F submitted an indication of interest for a transaction in which LPS would spin-off its transaction services business, and Financial Party F would acquire a controlling stake in that business. Financial Party F indicated a value for that business of $800 million. The indication of interest stated that Financial Party F expected LPS to retain the pre-closing liabilities of the transaction services business.

On May 3, 2013, the LPS board of directors held a telephonic meeting. Representatives of LPS management and LPS’ legal and financial advisors participated. Credit Suisse provided an update regarding the contacts and discussions with parties that had been invited to participate in the process and reviewed the indications of interest that had been received. Credit Suisse noted that only FNF had made a proposal to acquire all of LPS, and that the indications of interest from Strategic Party I and Financial Party F were only to acquire all or a portion of LPS’ transaction services business. Credit Suisse and Goldman Sachs reviewed financial information relating to LPS and the LPS board of directors reviewed projections prepared by LPS management that had been reviewed by the directors at prior meetings and shared with prospective purchasers. The directors reviewed slight modifications to the 2013 and 2014 projections that took into account LPS’ financial performance during the first quarter of 2013, which updates LPS’ financial advisors indicated were not expected to result in any meaningful impact on their review of the financial aspects of a proposed transaction. The LPS board of directors discussed the various indications of interest that had been received, and determined that a sale of LPS at an appropriate price would be more favorable to LPS’ stockholders than a sale of just the transaction services business. After this discussion, the LPS board of directors instructed Credit Suisse to revert to FNF with a proposal for FNF to acquire LPS at a price of $34.50 per share, and with the condition that a “collar” be incorporated into the pricing mechanism to protect the value of the FNF stock component of the merger consideration. The directors also discussed that LPS would need to conduct due diligence on FNF in light of the stock component of the transaction. Following the meeting, Credit Suisse conveyed this proposal to FNF.

On May 5, 2013, a representative of FNF called a representative of LPS to provide a revised proposal of $33.25 per share of LPS common stock, which would be 50% in cash and 50% in the form of FNF common stock. Subsequently, FNF called Credit Suisse to convey that such revised proposal included a one-way collar that adjusted the number of FNF shares to be received after a 7.5% decline in the price of FNF stock below an agreed upon reference price, and to advise Credit Suisse that FNF wanted to preserve the ability to add cash to the transaction in order to manage the dilution that would occur to FNF as a result of issuing FNF stock in a transaction.

On May 6, 2013, the LPS board of directors held a telephonic meeting. Representatives of LPS management and LPS’ legal and financial advisors participated. Credit Suisse updated the directors on FNF’s May 5, 2013 proposal, including the structure of the collar, noting that the one-way nature of the collar provided downside protection but would also preserve upside potential in the event FNF’s stock increased in value. Credit Suisse also reported that FNF wanted to preserve the ability to add cash to the transaction, but suggested that there be a mechanism to ensure that LPS’ stockholders preserved any upside they would have received from FNF stock appreciation if the cash substitution had not been made. The LPS board of directors discussed pushing further on increasing the price per share of LPS common stock, and shrinking the size of the collar, while preserving the one-way nature of the proposed collar, and instructed Credit Suisse to continue negotiating with FNF.

After the meeting, and as directed by the LPS board of directors, Credit Suisse contacted FNF and requested an increase in the price per share of LPS common stock, a reduced collar size and to shorten the average period to be used to calculate the reference price (rather than a 20-trading day average as previously proposed by FNF). FNF responded by indicating that it would not increase the overall price of $33.25, but that it was willing to use a

10-trading day average price for the reference price, and to improve the terms of the collar arrangement by reducing the bottom end of the collar, below which LPS’ stockholders would receive a fixed value, from 7.5% to 6%. FNF also agreed that if the average price at closing was more than 6% above the reference price and FNF substituted additional cash as part of the merger consideration, an adjustment would be made to deliver 100% of the upside that LPS’ stockholders would have received at closing if the cash substitution had not been made.

On May 7, 2013, the LPS board of directors held a telephonic meeting. Representatives of LPS management and LPS’ legal and financial advisors participated. Credit Suisse updated the LPS board of directors on the status of negotiations with FNF. Credit Suisse and Cravath described to the LPS board of directors the circumstances and timing under which the election to substitute additional cash could be made by FNF, and Credit Suisse described the potential effect of the new collar proposal using various assumed average closing prices of FNF stock. After discussing the FNF proposal, the LPS board of directors was of the view that the proposal in total represented a basis upon which to continue discussions by conducting due diligence on FNF and negotiating the terms of a merger agreement.

Also on May 7, 2013, the FNF board of directors held a special telephonic meeting to discuss the status of the proposed transaction with LPS. Representatives of FNF’s management participated. At the meeting, representatives of FNF’s management updated the FNF board of directors on the status of negotiations with LPS. The FNF directors and representatives of FNF’s management discussed the proposed terms of the transaction, including, among other things, price, the mix of cash and stock being offered, the exchange ratio and collar mechanism and financing considerations. Following discussion, the FNF board of directors authorized management to continue negotiating the terms of the transaction and finalize the related transaction documents.

On May 9, 2013, Cravath distributed a draft merger agreement to FNF. From mid-May until May 27, 2013, representatives of Cravath and Weil, Gotshal and Manges LLP (“Weil”), counsel to FNF, negotiated the terms of the merger agreement and the debt and equity financing commitments for the transaction.

On May 10, 2013, a representative of FNF called Credit Suisse to indicate that, as a result of conversations with the FNF board of directors, FNF needed to make a change to its collar proposal to provide a lower bound to the fixed value portion. FNF proposed that below an average closing price of FNF stock of $22.50, the exchange ratio would become fixed again and LPS’ stockholders would bear the risk of further downside movements in FNF stock. FNF had indicated that it would be willing to entertain a right of LPS to terminate the merger agreement and not proceed with the transaction in such event. Following this conversation with FNF, Credit Suisse consulted with members of LPS management and certain members of the LPS board of directors. Thereafter, between May 11 and May 14, 2013, based on conversations with LPS management and certain LPS directors, representatives of FNF and Credit Suisse had further discussions. FNF thereafter provided a revised proposal pursuant to which the collar size would be reduced from 6% to 5%, and the lower bound of fixed value protection, at which the exchange ratio would become fixed again and LPS’ stockholders would bear the risk of further decline in the value of FNF common stock, would be reduced from an average FNF closing stock price of $22.50 to $20; and LPS would have a one-way termination right in the event the price of FNF common stock fell to $20 or lower.

On May 14, 2013, the LPS board of directors held a telephonic meeting. Representatives of LPS management and LPS’ legal and financial advisors participated. Credit Suisse provided an update on the status of negotiations with FNF and FNF’s most recent revised proposal. Credit Suisse and Goldman Sachs described the potential financial effect of the revised collar mechanism, noting that the revised collar preserved the one-way nature of the collar, which provided downside protection while preserving potential upside benefits for LPS’ stockholders. The LPS board of directors discussed the FNF proposal and the consideration structure of the transaction and again authorized LPS management and its advisors to conduct reverse due diligence on FNF and instructed them to proceed to negotiate the terms of the merger agreement with FNF. Following the meeting and in accordance with the directives of the LPS board of directors, representatives of Credit Suisse communicated to

FNF that the LPS board of directors believed that FNF’s most recent revised proposal regarding pricing, consideration mix and the collar mechanism was an appropriate basis on which to proceed with subsequent negotiations and to conduct reverse due diligence on FNF.

On May 16, 2013, representatives of LPS management conducted a due diligence review of FNF with FNF management in which representatives of Credit Suisse and Goldman Sachs participated. This meeting was followed by a further due diligence review of FNF on May 19, 2013, in which representatives of LPS management, FNF management, Credit Suisse and Goldman Sachs participated. In addition, on May 20, 2013, representatives of LPS management and FNF management held a teleconference for LPS to conduct further due diligence on FNF, in which representatives of J.P. Morgan, BofA Merrill Lynch, Credit Suisse and Goldman Sachs also participated.

On May 22, 2013, the LPS board of directors held a telephonic meeting to receive a presentation from George Scanlon, Chief Executive Officer of FNF, providing an operational and financial overview of FNF’s businesses as part of LPS’ due diligence review on FNF. Representatives of Credit Suisse, Goldman Sachs and Cravath also attended the meeting. After this presentation, Mr. Scanlon left the meeting, and LPS management and LPS’ advisors reviewed the results of the due diligence review of FNF. Credit Suisse and Goldman Sachs discussed preliminary financial information regarding FNF and financial aspects of the proposed transaction. Cravath then discussed with the LPS board of directors the material terms of the merger agreement being negotiated. The LPS board of directors instructed LPS management and its advisors to continue negotiating to finalize the terms of the merger agreement.

On May 27, 2013, the LPS board of directors held a telephonic meeting with representatives of LPS management, Cravath, Credit Suisse and Goldman Sachs participating. Cravath again reviewed with the LPS directors their fiduciary duties. Cravath reviewed the terms of the merger agreement that had not been finalized at the May 22, 2013, meeting of the LPS board of directors, as well as the terms of the debt and equity commitments received from FNF to finance a portion of the transaction. Cravath also reviewed with the directors the employee benefit related provisions of the merger agreement and the effects of the transaction on LPS’ employee benefit arrangements.

Also at this meeting, Credit Suisse reviewed with the LPS board of directors its financial analysis of the merger consideration based on the original merger consideration mix provided for in the merger agreement and rendered to the LPS board of directors an oral opinion, confirmed by delivery of a written opinion dated May 27, 2013, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration (as described in such opinion) to be received by holders of LPS common stock was fair, from a financial point of view, to such holders. Goldman Sachs then delivered its oral opinion to the LPS board of directors, which opinion was later confirmed by delivery of a written opinion dated May 28, 2013, to the effect that, as of the date of the opinion, and based upon and subject to the factors and assumptions set forth in its written opinion, the per share merger consideration to be paid to the holders (other than FNF and its affiliates) of the outstanding shares of LPS common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The LPS board of directors (other than Mr. James Hunt, who was recused from the meeting) then determined, by unanimous vote, for the reasons detailed in “—LPS’ Reasons for the Merger; Recommendation of the LPS Board of Directors” beginning on page 62, that the transactions contemplated by the merger agreement were advisable, fair to and in the best interests of LPS and its stockholders and approved the merger agreement, and recommended that the stockholders of LPS vote in favor of adopting the merger agreement.

Also on May 27, 2013, the FNF board of directors held a special telephonic meeting to consider the proposed transaction with LPS. Representatives of FNF management, BofA Merrill Lynch and J.P. Morgan participated. Prior to the meeting, FNF’s Executive Vice President, General Counsel and Corporate Secretary distributed to members of the FNF board of directors summaries of the merger agreement and related transaction documents as well as discussion materials provided by each of BofA Merrill Lynch and J.P. Morgan. At the meeting, representatives of each of BofA Merrill Lynch and J.P. Morgan presented their financial analyses of the proposed transaction with LPS. Representatives of FNF’s management then explained and discussed with the FNF board of directors its analysis of the proposed transaction and presented a summary of the key terms of the transaction. FNF’s Executive Vice President, General Counsel and Corporate Secretary then summarized the principle terms and conditions contained in the merger agreement and the other transaction documents. Following review and discussion among the members of the FNF board of directors, the directors unanimously (other than Mr. Hagerty, who abstained from voting at the meeting in light of his roles as a managing director of THL and as a senior representative of THL leading the transaction team for this transaction, and Mr. Thompson, who abstained from voting at the meeting in light of his role as Vice Chairman of Global Corporate and Investment Banking of BofA Merrill Lynch) approved the merger agreement and the transactions contemplated thereby, for the reasons detailed in “—FNF’s Reasons for the Merger” beginning on page 102, and declared that the FNF stock issuance as contemplated by the merger agreement was in the best interests of FNF and its stockholders.

On May 28, 2013, FNF and LPS executed the merger agreement and issued a joint press release announcing the execution of the merger agreement.

On June 19, 2013, FNF notified LPS that, pursuant to the merger agreement, it was exercising its option to increase the cash consideration from $16.625 per share of LPS common stock to $22.303 per share of LPS common stock and correspondingly decrease the stock consideration.

Under the terms of the merger agreement, until 5:00 p.m., New York City time, on July 7, 2013, LPS was permitted to solicit, initiate and encourage inquiries regarding potential takeover proposals from third parties, including by providing non-public information to third parties, and to enter into, engage in and maintain discussions and negotiations with third parties with respect to such proposals or otherwise cooperate with or assist or participate in such discussions or proposals. Following the announcement of the execution of the merger agreement on May 28, 2013, at the direction and under the supervision of the LPS board of directors, Credit Suisse began contacting potentially interested parties pursuant to the “go shop” process on behalf of LPS that were believed, based, among other things, on size, product and service offerings and general business interests, might be capable of and interested in pursuing a transaction with LPS. Credit Suisse contacted a total of 42 parties, comprised of 25 potential strategic acquirers and 17 potential private equity buyers, to solicit their interest in a possible alternative transaction. The parties contacted included Financial Party G and Strategic Party H. Of the 42 parties contacted, three parties requested and were provided with draft confidentiality agreements. Each of these parties, which included Strategic Party H and two potential private equity buyers, negotiated and entered into confidentiality agreements with LPS. These three parties were subsequently granted access to certain non-public information regarding LPS, including financial projections for LPS prepared by LPS management. None of these parties submitted an offer for LPS.

At 5:00 p.m., New York City time, on July 7, 2013, the “go shop” period ended with LPS not having received any alternative acquisition proposals. On July 8, 2013, LPS issued a press release announcing the results of the “go shop” process, including that, despite an active and extensive solicitation of potentially interested parties in connection with the “go shop” period, LPS did not receive any alternative acquisition proposals.

On October 24, 2013, in accordance with the terms of the merger agreement, FNF notified LPS that it was exercising its option to further increase the cash portion of the merger consideration from $22.303 per share of LPS common stock to $28.102 per share of LPS common stock and correspondingly decrease the stock portion of the merger consideration. FNF can no longer alter the consideration mix.

LPS’ Reasons for the Merger; Recommendation of the LPS Board of Directors

The LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting) has unanimously approved the merger agreement, declared it advisable and in the best interests of LPS and its stockholders that LPS enter into the merger agreement and consummate the merger and all of the other transactions contemplated by the merger agreement and determined that the merger and the terms thereof, together with all of the other transactions contemplated by the merger agreement, are fair to, and in the best interests of LPS and its stockholders. The LPS board of directors (with Mr. Hunt abstaining) accordingly unanimously recommends that LPS stockholders vote “FOR” each of the merger proposal, the compensation proposal and the LPS adjournment proposal.

In evaluating the merger, the LPS board of directors consulted with LPS management and LPS’ legal and financial advisors and, in reaching its decision to approve the merger and the merger agreement, considered a variety of factors weighing in favor of or relevant to the merger, including, without limitation, those described below.

Strategic Considerations

The LPS board of directors considered a number of strategic aspects of the merger, including, but not limited to, the following factors:

•	LPS’ business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis;

•	the projected financial results of LPS through 2017 as a stand-alone company and the uncertainty and unpredictability of industry volumes necessary to achieve those results;

•	FNF’s business, results of operations, financial condition, earnings and return to stockholders on a historical and prospective basis, including, but not limited to, the potential for growth, development and profitability of the combined company, taking into account the results of LPS’ due diligence review of FNF;

•	the financial market conditions and historical market prices, volatility and trading information with respect to the common stock of each of LPS and FNF;

•	the fact that the combined company would have the backing of a strong, financially stable company;

•	the fact that the combined company would enhance operating efficiencies and generate meaningful synergies;

•	the anticipated customer and stakeholder reaction to the transaction;

•	the expectation that the combined company will have a strengthened balance sheet and greater liquidity and resources to invest in future growth opportunities in comparison to LPS on a stand-alone basis;

•	the LPS board of directors’ review of the nature and current state of, and prospects for, the industries in which LPS operates and LPS’ competitive position and prospects within those industries, as well as general economic and stock market conditions, including:

•	the uncertain outlook for the centralized refinance and default services market, and the related challenges for LPS and other related companies; and

•	long-term challenges that are likely to affect the industries in which LPS operates, and the centralized refinance and default services segments specifically, including increasing regulation and macroeconomic uncertainty;

•	the risks and challenges inherent in executing LPS’ long-term business strategy of shifting its portfolio toward products and services that provide higher-margin and recurring revenue streams and, as part of this strategy, expanding LPS’ Technology, Data and Analytics business;

•	the strategic review process conducted by the LPS board of directors prior to entering into the merger agreement, which included:

•	a review of the strategic initiatives that could be pursued to address the challenges LPS was facing in its long-term business plan, including macroeconomic trends and an expected decline in refinance volumes and a decrease in default volumes;

•	a review of a variety of possible strategic alternatives other than a sale of LPS, including separating LPS’ technology and transaction services businesses, selling LPS’ transaction services business, acquisitions and joint ventures with LPS’ transaction services business, as well as continuing to operate as a stand-alone company;

•	a review of the range of possible benefits to LPS’ stockholders of these strategic alternatives, and the timing and the likelihood of accomplishing the goals of any of these alternatives; and

•	the assessment by the LPS board of directors, taking into account, among other things, its review of potential strategic alternatives with the assistance of LPS management and LPS’ advisors, that none of these strategic alternatives was reasonably likely to present superior opportunities for LPS, or reasonably likely to create greater value for LPS’ stockholders, than the merger;

•	the sale process conducted by LPS in both 2012 and 2013 with the assistance of LPS management and LPS’ advisors prior to entering into the merger agreement, involving a broad group of potential acquirers (that included both strategic and financial parties), which did not result in any proposals to acquire LPS at a price higher than the merger consideration;

•	the fact that LPS engaged in, or attempted to initiate, discussions regarding a potential sale transaction with numerous strategic parties and financial sponsors, none of which were prepared to enter into a transaction as advantageous as the merger;

•	the fact that, although media reports of a possible transaction involving LPS and FNF had been first published in the press beginning May 22, 2013, no third party made a proposal or inquiry thereafter to acquire LPS before the execution of the merger agreement; and

•	the risk that prolonging the sale process further could have resulted in the loss of a favorable opportunity to consummate a transaction with FNF and distracted senior management from implementing LPS’ business plan.

Financial Considerations

The LPS board of directors considered a number of financial aspects of the merger, including, but not limited to, the following factors:

•	the fact that the merger consideration as of May 28, 2013 represented an approximately 19% and 25% premium, respectively, to the prior 30-day and 60-day average closing prices for LPS’ common stock through May 22, 2013, the last trading day before media reports regarding a potential transaction between FNF and LPS, which were $28.00 and $26.55, respectively;

•	the opinion, dated May 27, 2013, of Credit Suisse to the LPS board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration (as described in such opinion) to be received by holders of LPS common stock, which opinion was based on and subject to the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse as more fully described below under the caption “—Opinions of LPS’ Financial Advisors—Opinion of Credit Suisse Securities (USA) LLC to the LPS Board of Directors” beginning on page 71;

•	the opinion, dated May 28, 2013, of Goldman Sachs to the LPS board of directors as to the fairness, from a financial point of view and as of the date of the opinion, of the Per Share Consideration (as defined in Goldman Sachs’ written opinion) to be paid to the holders of LPS common stock (other than FNF and its affiliates) pursuant to the merger agreement, which opinion was based on and subject to the factors and assumptions set forth in Goldman Sachs’ opinion as more fully described below under the caption “—Opinions of LPS’ Financial Advisors” beginning on page 71;

•	the fact that the cash and stock mix in the merger consideration to be paid to LPS stockholders affords LPS stockholders the opportunity to participate in the growth and opportunities of the combined company through the stock consideration and to receive some cash for the value of their shares through the cash consideration;

•	the fact that the exchange ratio adjustment mechanism affords LPS stockholders the opportunity to benefit from any increase in the trading price of FNF common stock above $24.215 between the announcement of the merger and the completion of the merger;

•	prior to FNF increasing the cash consideration on June 19, 2013 and October 24, 2013, the negotiated floor on the merger consideration of $32.42 per share of LPS common stock when the FNF average stock price is between the floor price of $24.215 and the lower floor price of $20.00 would provide “downside” protection against a decrease in the value of shares of FNF common stock prior to the closing of the merger and far greater value certainty than would a fixed exchange ratio on the stock consideration that does not adjust to provide a value floor;

•	the fact that if FNF elected to further increase the cash consideration and further decrease the stock consideration, which would provide LPS stockholders with greater certainty of value, if the average FNF stock price were greater than $26.763, then the exchange ratio would be further adjusted to reflect the increased value that would have been received at the closing of the merger had FNF not elected to alter the consideration mix; and

•	the anticipated market capitalization, liquidity and capital structure of the combined company.

Other Considerations

The LPS board of directors also considered a number of other aspects of the merger, including, but not limited to, the following factors:

•	the terms and conditions of the merger agreement, including, but not limited to, the representations, warranties and covenants of the parties, the conditions to closing, the form and structure of the merger consideration, and the ability of LPS or the LPS board of directors, as the case may be, to solicit and entertain competing transaction proposals, withdraw its approval or recommendation with respect to the merger agreement or terminate the merger agreement in certain circumstances, subject, in each case, to compliance with certain procedural requirements, which may include the payment of a termination fee;

•	the fact that the merger agreement contains solicitation period provisions (as are more fully described under “The Merger Agreement—Solicitation of Alternative Proposals” beginning on page 124) that are intended to help ensure that LPS’ stockholders receive the highest price per share reasonably attainable, including:

•	LPS’ right to solicit offers with respect to alternative takeover proposals during a 40-day solicitation period ending July 7, 2013, referred to as the go-shop period, and to continue discussions with certain third parties that make takeover proposals during the go-shop period until LPS’ stockholders approve the proposal to adopt the merger agreement;

•	LPS’ right to terminate the merger agreement and accept a superior proposal prior to ten business days after the end of the go-shop period, subject to LPS paying FNF a termination fee of $37 million if the termination is in connection with LPS’ entry into a definitive agreement within 10-business days from the end of the go-shop period with a person that made a takeover proposal during the go-shop period, which amount the LPS board of directors believed was reasonable in light of, among other matters, the benefit of the merger to the LPS stockholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative takeover proposals, as more fully described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach” beginning on page 136; and

•

LPS’ right, subject to certain conditions, to respond to and negotiate with respect to certain unsolicited takeover proposals made after the end of the go-shop period and prior to the time LPS stockholders approve the merger proposal, subject to LPS paying FNF a termination fee of $74 million, which amount the LPS board of directors believed was reasonable in light of, among other matters, the benefit of the merger to the LPS stockholders, the typical size of such termination fees in similar transactions and the likelihood that a fee of such size would not be a meaningful deterrent to alternative takeover proposals, as more fully described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach” beginning on page 136;

•	the fact that, subject to certain conditions in the merger agreement, LPS has the right to terminate the merger agreement if the average FNF stock price is less than $20.00;

•	the terms of the merger agreement were the result of extensive negotiations between LPS, with the assistance of LPS management and LPS’ advisors, and FNF, with the assistance of FNF management and FNF’s advisors;

•	the covenants contained in the merger agreement obligating each of the parties to use reasonable best efforts to cause the merger and all of the other transactions contemplated by the merger agreement to be consummated and to take all actions necessary to comply with all orders, decrees, and requests imposed by any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each of which we refer to as a governmental entity), and to obtain all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from such governmental entities in connection with these transactions;

•	LPS’ ability to seek specific performance to prevent breaches of the merger agreement and to enforce specifically the terms of the merger agreement;

•	the fact that resolutions approving the merger agreement were unanimously approved by the LPS board of directors (other than Mr. James Hunt, who recused himself from the meeting), which is comprised of a majority of independent directors who are not affiliated with FNF and are not employees of LPS or any of its subsidiaries;

•	that some of LPS’ directors and executive officers have interests in the merger that are different from, or in addition to, the interests of LPS stockholders generally, including the treatment of LPS stock options and restricted stock held by such directors and executive officers in the merger and FNF’s agreement to indemnify LPS directors and officers against certain claims and liabilities;

•	the regulatory and other government approvals required in connection with the merger;

•	the likelihood that the merger would be consummated based on, among other things, the fact that FNF had obtained committed debt and equity financing for the merger, the limited number and nature of the conditions to the debt and equity financing, the reputation of the financing sources and the obligation of FNF to use reasonable best efforts to satisfy the conditions to the debt and equity commitments and, if such conditions are satisfied, to draw on those commitments, each of which, in the reasonable judgment of the LPS board of directors, increases the likelihood of such financings being completed;

•	the fact that if at the closing of the merger FNF does not have sufficient cash resources to fund the cash portion of the merger consideration and related payments, FNF shall take all actions within its control and otherwise use best efforts to obtain such cash resources as promptly as practicable. LPS has the right to specifically enforce such obligations;

•	the fact that the merger is not conditioned upon any member of LPS’ management entering into any employment, equity contribution or other agreement or arrangement with FNF or LPS, and that no such agreement or arrangement existed as of the date of the merger agreement; and

•	the availability of appraisal rights under the General Corporation Law of the State of Delaware (referred to as the “DGCL”) to holders of LPS common stock who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares of LPS common stock as determined by the Delaware Court of Chancery.

Potential Risks

The LPS board of directors also identified and considered potential risks and disadvantages associated with the merger agreement and the transactions contemplated by it, including, but not limited to, the following:

•	the fact that the merger may be delayed or not occur at all, due to a failure of certain conditions, including the approval of the transaction by governmental entities;

•	the risks and costs to LPS if the merger is delayed or does not occur at all, including the potential negative impact on LPS’ ability to retain key employees, the diversion of LPS management and employee attention and the potential disruptive effects on LPS’ day-to-day operations and LPS’ relationships with third parties;

•	the restrictions on the conduct of LPS’ business during the period between execution of the merger agreement and the consummation of the merger;

•	the risk of incurring substantial expenses related to the merger;

•	the risk that the parties may incur significant costs and delays resulting from seeking governmental consents and approvals necessary for completion of the merger;

•	the possibility that, under certain circumstances under the merger agreement, LPS may be required to pay FNF a termination fee of $37 million or $74 million, as more fully described under “The Merger Agreement—Termination Fees and Expenses; Liability for Breach” beginning on page 136, which could discourage other third parties from making an alternative acquisition proposal with respect to LPS, but which the LPS board of directors believes would not be a meaningful deterrent;

•	the restrictions in the merger agreement on LPS actively soliciting takeover proposals other than during the go-shop period;

•	the challenges inherent in the combination of two businesses of the size and complexity of LPS and FNF, including unforeseen difficulties in integrating operations and systems and difficulties in integrating employees;

•	the possible disruption to LPS’ business that may result from announcement of the merger and the resulting distraction of LPS management’s attention from the day-to-day operations of the business;

•	the risk that the pendency of the merger could adversely affect LPS’ relationships with its customers, suppliers and any other persons with whom LPS has a business relationship, or pose difficulties in attracting and retaining key employees;

•	the fact that the transaction would be taxable to LPS’ stockholders for U.S. Federal income tax purposes; and

•	the other potential risks described in the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

The above discussion of the information and factors considered by the LPS board of directors includes the principal information and factors, both positive and negative, considered by the LPS board of directors, but is not intended to be exhaustive and may not include all of the information and factors considered by the LPS board of directors. The above factors are not presented in any order of priority. In view of the variety of factors considered in connection with its evaluation, the LPS board of directors did not quantify or assign relative or specific weights to the factors considered in reaching its conclusion that the merger agreement is advisable and in the best interests of LPS and its stockholders. Rather, the LPS board of directors views its position and recommendation as being based on the totality of the information presented to and considered by it. In addition, individual members of the LPS board of directors may have given different weights to different factors. It should be noted that this explanation of the reasoning of the LPS board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors discussed in the section titled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 of this proxy statement/prospectus.

Certain LPS Financial Projections

LPS does not as a matter of course make public forecasts as to future performance, earnings or other results, and LPS is especially reluctant to disclose forecasts due to the unpredictability of the underlying assumptions and estimates. However, LPS has included below certain information that was furnished to the LPS board of directors, LPS’ financial advisors, FNF and FNF’s financial advisors in connection with the proposed merger.

The financial forecasts relating to LPS included information for the years 2013 through 2017. Additionally, the management of LPS provided to the LPS board of directors and LPS’ financial advisors financial forecasts for Fidelity National Title Group, which consists of the operations of FNF’s title insurance underwriters and related businesses and provides title insurance and escrow and other title related services including collection and trust activities, trustee’s sales guarantees, recordings and reconveyances, and home warranty insurance (referred to as “FNTG”) for the years 2013 through 2017, which were based on projections for FNTG provided to LPS by FNF.

LPS Management’s Projections for LPS

The following table presents certain information included in the LPS forecasts:

	2013E	2014E	2015E	2016E	2017E
	($ in millions, except per share amounts)
Revenue	$1,868	$1,789	$1,670	$1,696	$1,739
Net earnings	$228	$224	$199	$221	$248
EBITDA(1)	$523	$537	$507	$547	$589
Adjusted net earnings per diluted share(2)	$2.71	$2.65	$2.34	$2.60	$2.91

(1)	EBITDA is defined as earnings before interest expense, income taxes and depreciation and amortization. EBITDA includes non-cash stock-based compensation expenses. EBITDA is a non-GAAP financial measure and should not be considered as an alternative to operating income or net earnings as a measure of operating performance, or as an alternative to cash flows as a measure of liquidity. LPS management believes it is useful to exclude depreciation, amortization, income taxes and interest expense, as these are essentially fixed amounts that cannot be influenced by management in the short term. 2018E EBITDA of $619 million was extrapolated per LPS management estimates and approved for Credit Suisse’s use in connection with its financial analyses.
(2)	Adjusted earnings per diluted share is adjusted net earnings (which is GAAP net earnings plus the after-tax purchase price amortization of intangible assets added through acquisitions) divided by diluted weighted average shares. Adjusted earnings per diluted share is a non-GAAP financial measure and should not be considered as an alternative to GAAP earnings per share as a measure of financial performance. Amortization of intangible assets arises from the acquisition of intangible assets in connection with LPS’ business acquisitions. LPS excludes amortization of intangible assets from non-GAAP adjusted earnings per diluted share because it believes (i) the amount of such expenses in any specific period may not directly correlate to the underlying performance of LPS’ business operations and (ii) such expenses can vary significantly between periods as a result of new acquisitions and full amortization of previously acquired intangible assets. Readers of this proxy statement/prospectus should note that the use of these intangible assets contributes to revenue in the period presented as well as future periods and should also note that such expenses will recur in future periods. See below for a reconciliation of adjusted earnings per diluted share to net earnings.

Unlevered free cash flow estimates were derived by adjusting projections and estimates relating to LPS’ EBITDA to calculate LPS’ EBIT, or earnings before interest and taxes, which was further adjusted to add back depreciation and amortization and subtract capital expenditures, changes in working capital, and certain other non-recurring expenses as detailed below. The unlevered free cash flow estimates were based entirely on projections and estimates prepared by LPS and were reviewed and approved by LPS’ management for Credit Suisse’s and Goldman Sachs’ use in connection with their respective financial analyses. The unlevered free cash flow estimates are summarized below.

	Last 9 months of 2013E	2014E	2015E	2016E	2017E
	($ in millions)
Unlevered free cash flow	$277	$307	$308	$314	$335

Reconciliations of non-GAAP financial measures to the most directly comparable GAAP measures are provided below.

EBITDA

	2013E	2014E	2015E	2016E	2017E
	($ in millions)
Net earnings	$228	$224	$199	$221	$248
Income Tax Expense	$134	$132	$117	$130	$146
Interest Expense	$53	$54	$52	$45	$35
Depreciation & Amortization	$108	$127	$139	$152	$160

EBITDA	$523	$537	$507	$547	$589

ADJUSTED EPS

	2013E	2014E	2015E	2016E	2017E
	($ in millions, except per share amounts)
Net earnings	$228	$224	$199	$221	$248
Purchase accounting amortization, net(1)	$4	$2	$2	$2	$1

Adjusted net earnings	$232	$226	$201	$223	$249

Weighted average shares outstanding diluted	86	86	86	86	86
Adjusted net earnings per diluted share	$2.71	$2.65	$2.34	$2.60	$2.91

(1)	Purchase accounting amortization, net represents the periodic amortization of intangible assets acquired through business acquisitions primarily relating to customer lists, trademarks and non-compete agreements.

UNLEVERED FREE CASH FLOWS

	Last 9 months of 2013E	2014E	2015E	2016E	2017E
	($ in millions)
EBITDA	$397	$537	$507	$547	$589
Taxes(1)	$(117)	$(152)	$(136)	$(146)	$(159)
Additions to property and equipment	$(22)	$(27)	$(26)	$(29)	$(31)
Additions to capitalized software	$(60)	$(70)	$(69)	$(76)	$(80)
Changes in working capital and other(2)	$128	$30	$33	$18	$15
Payment of legal & regulatory expenses and other(3)	$(50)	$(11)	$—	$—	$—

Unlevered free cash flow	$277	$307	$308	$314	$335

(1)	Non-GAAP tax effect calculated by using a 37% tax rate for 2013-2017.
(2)	Excludes accrual of bond interest, and includes investments in property records database, purchases of investments, proceeds from the sale of investments, the exercise of stock options and restricted stock vesting, contingent payments related to acquisitions, deferred income taxes (net), and a one-time non-recurring insurance claim recovery.
(3)	Reflects the impact of charges taken on various legal and regulatory matters, as well as severance and facility lease impairment charges.

LPS Management’s Projections for Fidelity National Title Group

The following table presents certain information prepared by LPS management included in the LPS forecasts:

	2013E	2014E	2015E	2016E	2017E
	($ in millions)
Revenue(1)	$5,744	$5,708	$5,629	$5,678	$5,971
Pre-tax income	$865	$823	$813	$821	$863

(1)	2018E revenue of $6,280 million and 2018E net income of $593 million extrapolated per LPS management estimates and approved for Credit Suisse’s and Goldman Sachs’ use in connection with their respective financial analyses.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The prospective financial information of LPS included in this proxy statement/prospectus was prepared by, and is the responsibility of, LPS. The prospective financial information was, in the view of LPS management, prepared on a reasonable basis, reflected the best estimates and judgments available to the management of LPS at the time and presented, to the best of the knowledge and belief of the management of LPS, the expected course of action and the expected future financial performance of LPS as of the date such information was prepared. These financial forecasts include certain non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by LPS may not be comparable to similarly titled amounts used by other companies. The footnotes to the tables above provide certain supplemental information with respect to the calculation of these non-GAAP financial measures. Certain of this supplemental information may not have been included in the financial forecasts. Neither LPS’ independent registered public accountants, KPMG LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The KPMG LLP report incorporated by reference in this proxy statement/prospectus relates to LPS’ historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included in this proxy statement/prospectus to influence your decision on how to vote on any proposal, but because these internal financial forecasts were made available to the LPS board of directors, LPS’ financial advisors, FNF and FNF’s financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of LPS, including, among others, an assumption that LPS would continue to operate as an integrated, stand-alone company. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to LPS’ business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 and “Risk Factors” beginning on page 31. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this proxy statement/prospectus should not be regarded as an indication that any of LPS, FNF or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered the internal financial forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of LPS, FNF or any of their respective affiliates, officers, directors, partners, advisors or other representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events. LPS and FNF do not intend to make publicly available any update or other revision to these internal financial forecasts. Further, the inclusion of the financial forecasts in this proxy statement/prospectus does not constitute an admission or representation by FNF or LPS that this information is material. None of LPS, FNF or their respective affiliates, officers, directors, partners, advisors or other representatives has made or makes any representation to any stockholder or other person regarding LPS’ and, post-closing, FNF’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Neither LPS nor FNF has made any representation to the other, in the merger agreement or otherwise, concerning these internal financial forecasts.

Opinions of LPS’ Financial Advisors

Opinion of Credit Suisse Securities (USA) LLC to the LPS Board of Directors

LPS retained Credit Suisse to act as its financial advisor in connection with the merger. In connection with Credit Suisse’s engagement, the LPS board of directors requested that Credit Suisse evaluate the fairness, from a financial point of view, of the merger consideration to be received by holders of LPS common stock. On May 27, 2013, at a meeting of the LPS board of directors held to evaluate the proposed merger, Credit Suisse rendered to the LPS board of directors an oral opinion, confirmed by delivery of a written opinion dated May 27, 2013, to the effect that, as of that date and based on and subject to various assumptions made, procedures followed, matters considered and limitations on the review undertaken, the merger consideration (as described in such opinion) to be received by holders of LPS common stock was fair, from a financial point of view, to such holders.

The full text of Credit Suisse’s written opinion, dated May 27, 2013, to the LPS board of directors, which sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Credit Suisse in connection with such opinion, is attached to this proxy statement/prospectus as Annex B and is incorporated into this proxy statement/prospectus by reference in its entirety. The description of Credit Suisse’s opinion set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of Credit Suisse’s opinion. Credit Suisse’s opinion was provided to the LPS board of directors (in its capacity as such) for its information in connection with its evaluation of the merger consideration from a financial point of view and did not address any other aspect of the proposed merger, including the relative merits of the merger as compared to alternative transactions or strategies that might be available to LPS or the underlying business decision of LPS to proceed with the merger. The opinion should not be construed as creating any fiduciary duty on Credit Suisse’s part to any party and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed merger or otherwise.

In arriving at its opinion, Credit Suisse reviewed an execution version, made available to Credit Suisse on May 27, 2013, of the merger agreement and certain publicly available business and financial information relating to LPS and FNF. Credit Suisse also reviewed certain other information relating to LPS and FNF (including, in the case of FNF, information relating to entities in which FNF has an investment) provided to or discussed with Credit Suisse by LPS and FNF, including financial forecasts relating to LPS and FNF prepared by the managements of LPS and FNF, and met with the managements of LPS and FNF to discuss the businesses and prospects of LPS and FNF. Credit Suisse also considered certain financial and stock market data of LPS and FNF, and compared that data with similar data for publicly held companies in businesses it deemed similar to those of LPS and FNF, and Credit Suisse considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. Credit Suisse also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which it deemed relevant.

In connection with its review, Credit Suisse did not independently verify any of the foregoing information and Credit Suisse assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for LPS and FNF that Credit Suisse utilized in its analyses, the managements of LPS and FNF advised Credit Suisse, and Credit Suisse assumed, with the consent of LPS, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LPS and FNF as to the future financial performance of LPS and FNF. With respect to financial forecasts relating to FNTG, Credit Suisse relied upon financial forecasts prepared by the management of LPS and assumed, with the consent of LPS, that such forecasts were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of LPS. With respect to estimates provided to Credit Suisse by the management of FNF regarding cost savings and synergies anticipated to result from the merger, FNF’s management advised Credit Suisse, and Credit Suisse assumed, with the consent of LPS, that such estimates were reasonably prepared on bases reflecting the best currently available estimates and judgments of such management and that such cost savings and synergies would be realized in the amounts and at the times indicated. Credit Suisse relied, with the consent of LPS and without independent verification, upon the assessments of the managements of LPS and FNF as to (i) trends and recent developments in, and prospects for, the mortgage, real estate and insurance (including title insurance) industries, and market conditions and governmental and regulatory policies impacting such industries, (ii) the products, technology and intellectual property of LPS and FNF, including the validity of, and risks associated with, such products, technology and intellectual property, and (iii) the ability to integrate the operations of LPS and FNF. Credit Suisse assumed, with the consent of LPS, that there would be no developments with respect to any such matters that would be meaningful to Credit Suisse’s analyses or opinion.

Credit Suisse assumed, with the consent of LPS, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the merger, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on LPS, FNF or the merger (including the contemplated benefits of the merger) and that the merger would be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement. Representatives of LPS advised Credit Suisse, and Credit Suisse also assumed, that the terms of the merger agreement, when executed, would conform in all material respects to the terms reflected in the execution version reviewed by Credit Suisse. In addition, Credit Suisse was not requested to make, and it did not make, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LPS or FNF, nor was Credit Suisse furnished with any such evaluations or appraisals. Credit Suisse is not an actuary or expert in the evaluation of investment portfolios or insurance policies or related allowances for losses, and Credit Suisse’s services did not include any actuarial determination or evaluation by Credit Suisse or any attempt to evaluate actuarial assumptions or related allowances for losses and, accordingly, Credit Suisse made no analysis of, and expressed no opinion as to, the adequacy or sufficiency of allowances or reserves for losses or any other related matters. Credit Suisse was advised and therefore assumed, with the consent of LPS and without independent verification, that such allowances and reserves were, and on a pro forma basis would be, in the aggregate appropriate to cover such losses. In addition, with the consent of LPS, Credit Suisse evaluated various entities in which FNF had an investment based on the assessments of the management of FNF, without regard to any rights, limitations or other aspects attributable to any securities held by or other interests of FNF in such entities with respect to liquidity, control, voting or otherwise which may have distinguished such securities or interests or any discount or premium for liquidity or control.

Credit Suisse’s opinion addressed only the fairness, from a financial point of view and as of the date of its opinion, of the merger consideration to be received by holders of LPS common stock and did not address any other aspect or implication of the merger, including, without limitation, the form or structure of, or any adjustments to, the merger consideration, the form or structure of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Credit Suisse’s opinion also did not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the merger, or class of such persons, relative to the merger consideration or otherwise. The issuance of Credit Suisse’s opinion was approved by Credit Suisse’s authorized internal committee.

Credit Suisse’s opinion was necessarily based on information made available to it as of the date of its opinion and financial, economic, market and other conditions as they existed and could be evaluated on that date. Credit Suisse did not express any opinion as to what the value of shares of FNF common stock actually would be when issued to holders of LPS common stock pursuant to the merger or the prices at which shares of LPS common stock or FNF common stock would trade at any time. Except as described in this summary, LPS imposed no other limitations on Credit Suisse with respect to the investigations made or procedures followed in rendering its opinion.

In preparing its opinion to the LPS board of directors, Credit Suisse performed a variety of financial and comparative analyses, including those described below. The summary of Credit Suisse’s analyses described below is not a complete description of the analyses underlying Credit Suisse’s opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Credit Suisse arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Credit Suisse believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.

In its analyses, Credit Suisse considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of LPS or FNF. No company, transaction or business used in Credit Suisse’s analyses is identical to LPS, FNF or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Credit Suisse’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, Credit Suisse’s analyses are inherently subject to substantial uncertainty.

Credit Suisse was not requested to, and it did not, recommend the specific consideration payable in the proposed merger, which merger consideration was determined through negotiations between LPS and FNF, and the decision to enter into the merger agreement was solely that of the LPS board of directors. Credit Suisse’s opinion and financial analyses were only one of many factors considered by the LPS board of directors in its evaluation of the proposed merger and should not be viewed as determinative of the views of the LPS board of directors or management with respect to the merger or the merger consideration.

The following is a summary of the material financial analyses reviewed with the LPS board of directors on May 27, 2013 in connection with Credit Suisse’s opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Credit Suisse’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Credit Suisse’s financial analyses. For purposes of the financial analyses summarized below, the term “implied merger consideration” refers to $32.52 per share calculated based on the original merger consideration mix provided for in the merger agreement as (i) the cash consideration of $16.625 per share and (ii) the implied value of the stock consideration of $15.895 per share based on the 0.65224 exchange ratio and FNF’s closing stock price of $24.37 per share on May 22, 2013 (the last trading day prior to publication of an article relating to the proposed merger). For purposes of the financial analyses summarized below under the caption “—LPS Financial Analyses,” estimated earnings before interest, taxes, depreciation and amortization, referred to as EBITDA, included non-cash stock-based compensation expense.

LPS Financial Analyses

Selected Companies Analysis. Credit Suisse reviewed financial and stock market information of LPS and the following 18 selected publicly traded companies, five of which operate in the financial processing industry, referred to as the selected financial processors, six of which operate in the technology, data and analytics industry, referred to as the selected technology, data and analytics companies, three of which operate in the mortgage servicing industry, referred to as the selected mortgage servicers, and four of which operate in the government information technology industry, referred to as the selected government IT companies:

Selected Financial Processors	Selected Mortgage Servicers
• Altisource Portfolio Solutions S.A. • Fidelity National Information Services, Inc. • Fiserv, Inc. • Jack Henry & Associates, Inc. • Total System Services, Inc.	• Ocwen Financial Corporation • Nationstar Mortgage Holdings Inc. • Walter Investment Management Corp.

Selected Technology, Data & Analytics Companies	Selected Government IT Companies
• CoreLogic, Inc. • Ellie Mae, Inc. • Equifax Inc. • Experian Group Limited • Fair Isaac Corporation • Verisk Analytics, Inc.	• Booz Allen Hamilton Holding Corporation • CACI International Inc. • ManTech International Corporation • SAIC, Inc.

Credit Suisse reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on May 24, 2013 plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2013 estimated EBITDA. The overall low and high calendar year 2013 estimated EBITDA multiples observed for the selected companies were 4.0x and 17.6x, respectively, with observed mean and median calendar year 2013 estimated EBITDA multiples of 9.9x and 10.1x, respectively, for the selected financial processors, 12.3x and 12.0x, respectively, for the selected technology, data and analytics companies, 5.4x and 5.7x, respectively, for the selected mortgage servicers and 7.1x and 7.2x, respectively, for the selected government IT companies. Credit Suisse then applied a selected range of calendar year 2013 estimated EBITDA multiples of 5.5x to 7.5x derived from the selected companies to corresponding data of LPS. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of LPS were based on internal estimates of the management of LPS. This analysis indicated the following approximate implied equity value per share reference range for LPS, as compared to the implied merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$21.25 – $32.93	$32.52

Selected Precedent Transactions Analysis. Credit Suisse reviewed publicly available financial information of the following 23 selected transactions involving companies with operations in the financial processing industry and technology, data and analytics industry:

Announcement Date	Acquiror	Target
01/31/13	• ACI Worldwide, Inc.	• Online Resources Corporation
01/14/13	• Fiserv, Inc.	• Open Solutions Inc.
02/20/12	• Vista Equity Partners	• Misys plc
09/16/11	• GTCR, LLC	• Fundtech Ltd.
01/11/11	• CoreLogic, Inc.	• RP Data Limited
09/15/10	• Fifth Third Processing Solutions LLC	• NPC Group, Inc.
07/01/10	• Apollo Global Management, LLC	• EVERTEC, Inc.
03/01/10	• Total System Services, Inc.	• First National Merchant Solutions, LLC
09/28/09	• Xerox Corporation	• Affiliated Computer Services, Inc.
06/29/09	• The First American Corporation	• First Advantage Corporation
04/01/09	• Fidelity National Information Services, Inc.	• Metavante Technologies, Inc.
03/30/09	• Advent International Corporation	• Fifth Third Processing Solutions LLC
05/13/08	• Hewlett-Packard Company	• Electronic Data Systems LLC
06/27/07	• Fidelity National Information Services, Inc.	• eFunds Corporation
12/20/06	• M&F Worldwide Corp.	• John H. Harland Company
10/15/06	• Carlyle Group and Providence Equity Partners	• Open Solutions Inc.
09/15/05	• Fidelity National Information Services, Inc.	• Certegy Inc.
09/15/05	• Open Solutions Inc.	• The BISYS Group, Inc. (information services business)
09/09/04	• Fidelity National Financial, Inc.	• InterCept, Inc.
02/09/04	• Fidelity National Financial, Inc.	• Aurum Technology, Inc.
09/04/03	• The First American Corporation	• Transamerica Finance Corporation (real estate tax service and flood hazard certification businesses)
07/11/03	• Fidelity National Financial, Inc.	• Fidelity National Information Solutions, Inc.
01/29/03	• Fidelity National Financial, Inc.	• Alltel Information Services, Inc.

Credit Suisse reviewed transaction values, calculated as the purchase prices paid for the target companies in the selected transactions plus debt and minority interests less cash and cash equivalents, as a multiple of such target companies’ latest 12 months EBITDA. The overall low, mean, median and high latest 12 months EBITDA multiples observed for the selected transactions were 5.0x, 9.9x, 8.4x and 18.8x, respectively. Credit Suisse then applied a selected range of latest 12 months EBITDA multiples of 6.5x to 7.5x derived from the selected transactions to the average of the latest 12 months (as of March 31, 2013) EBITDA and calendar year 2013 estimated EBITDA of LPS. Financial data of the selected transactions were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of LPS were based on public filings and internal estimates of the management of LPS. This analysis indicated the following approximate implied equity value per share reference range for LPS, as compared to the merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$27.81 – $33.67	$32.52

Discounted Cash Flow Analysis. Credit Suisse performed a discounted cash flow analysis of LPS to calculate the estimated present value of the standalone unlevered, after-tax free cash flow that LPS was forecasted to generate during the last nine months of the fiscal year ending December 31, 2013 through the full fiscal year ending December 31, 2017 based on internal estimates of the management of LPS. Credit Suisse calculated terminal values for LPS by applying to the estimated EBITDA of LPS for the fiscal year ending December 31, 2018 a range of terminal value EBITDA multiples of 5.5x to 7.5x. The present value (as of April 1, 2013) of the cash flows and terminal values was then calculated using discount rates ranging from 8.0% to 10.0% derived from a weighted average cost of capital calculation. This analysis indicated the following approximate implied equity value per share reference range for LPS, as compared to the merger consideration:

Implied Equity Value Per Share Reference Range	Implied Merger Consideration
$27.67 – $39.76	$32.52

FNF Financial Analyses

Selected Companies Analysis. Credit Suisse performed a selected companies analysis of FNF on a consolidated basis by reviewing financial and stock market information of FNF and the following three selected publicly traded companies:

•	First American Financial Corporation

•	Old Republic International Corporation

•	Stewart Information Services Corporation

Credit Suisse reviewed equity values of the selected companies, based on closing stock prices on May 24, 2013, as multiples of calendar year 2013 estimated earnings per share, referred to as “EPS,” and book value per share as of the most recent publicly available period. The overall low, median and high multiples observed for the selected companies were 11.5x, 12.5x and 23.8x, respectively, for calendar year 2013 estimated EPS and 1.0x, 1.1x and 1.1x, respectively, for book value per share. Credit Suisse then applied selected ranges of calendar year 2013 estimated EPS multiples of 12.0x to 13.5x and book value per share multiples of 1.2x to 1.4x derived from the selected companies to FNF’s calendar year 2013 estimated EPS and book value as of March 31, 2013. Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information. Financial data of FNF were based, in the case of book value, on FNF’s public filings and, in the case of estimated EPS, both on publicly available Wall Street estimates and internal estimates of the management of FNF. This analysis indicated the following approximate implied equity value per share reference ranges for FNF, as compared to FNF’s closing stock price on May 22, 2013 (the last trading day prior to publication of an article regarding the proposed merger):

Implied Equity Value Per Share Reference Ranges Based on:
Book Value	Wall Street EPS	Management EPS	Closing Stock Price on May 22, 2013
$22.41 – $26.06	$23.52 – $26.46	$24.36 – $27.41	$24.37

Sum-of-the-Parts Analysis. Credit Suisse performed a “sum-of-the-parts” analysis of FNF by performing (i) based on internal estimates of the managements of LPS and FNF, a dividend discount analysis of FNTG and (ii) based on internal estimates of the management of FNF, separate selected companies analyses of FNF’s other equity investments, including those in (a) American Blue Ribbon Holdings, LLC (referred to as “ABRH”) and J. Alexander’s LLC (referred to as “J. Alexander’s” and, together with ABRH, referred to as the “Restaurant Group”), (b) Remy International, Inc. (referred to as “Remy International”) and (c) Ceridian Corporation (referred to as “Ceridian”). Financial data of the selected companies were based on publicly available research analysts’ estimates, public filings and other publicly available information.

Dividend Discount Analysis—Fidelity National Title Group. In its dividend discount analysis of FNTG, Credit Suisse calculated a range of implied present values of the distributable cash flows that FNTG was forecasted to generate during the nine months ending December 31, 2013 through the full fiscal year ending December 31, 2017 based on internal estimates of the managements of LPS and FNF for fiscal years 2013 and 2014 and internal estimates of the management of LPS for fiscal years 2015 through 2018. Implied terminal values were derived by applying to FNTG’s estimated earnings for the fiscal year ending December 31, 2018 a range of terminal earnings multiples of 12.0x to 13.5x. Present values (as of April 1, 2013) of distributable cash flows and terminal values were then calculated using a discount rate range of 9.0% to 11.0%. This analysis indicated an approximate implied equity value reference range for FNTG of $6.213 billion to $7.273 billion.

Selected Companies Analysis—Restaurant Group. In its selected companies analysis of FNF’s restaurant group investment, Credit Suisse reviewed financial information of ABRH and J. Alexander’s and financial and stock market information of the following 15 selected publicly traded companies, 13 of which operate in the family and casual dining restaurant industry, referred to as the selected casual dining companies, and two of which operate in the fine dining restaurant industry, referred to as the selected fine dining companies:

Selected Casual Dining Companies	Selected Fine Dining Companies

•     BJ’s Restaurants, Inc.

•     Bloomin’ Brands, Inc.

•     Bob Evans Farms, Inc.

•     Brinker International, Inc.

•     Buffalo Wild Wings, Inc.

•     CEC Entertainment, Inc.

•     Cracker Barrel Old Country Store, Inc.

•     Darden Restaurants, Inc.

•     Ignite Restaurant Group, Inc.

•     Red Robin Gourmet Burgers, Inc.

•     Ruby Tuesday, Inc.

•     Texas Roadhouse, Inc.

•     The Cheesecake Factory Incorporated

• Del Frisco’s Restaurant Group, Inc. • Ruth’s Hospitality Group, Inc.

Credit Suisse reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on May 24, 2013 plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2013 estimated EBITDA. The overall low, mean, median and high calendar year 2013 estimated EBITDA multiples observed for the selected companies were 6.0x, 9.0x, 9.1x and 10.9x, respectively, with observed mean and median calendar year 2013 estimated EBITDA multiples of 8.9x and 9.1x, respectively, for the selected casual dining companies and 9.7x and 9.7x, respectively, for the selected fine dining companies. Credit Suisse then applied a selected range of calendar year 2013 estimated EBITDA multiples of 7.0x to 8.0x (in the case of ABRH) and 7.5x to 8.5x (in the case of J. Alexander’s) derived from the selected companies to corresponding data of ABRH and J. Alexander’s. This analysis indicated an approximate implied equity value reference range for FNF’s restaurant group investment of $307 million to $358 million.

Selected Companies Analysis—Remy International. In its selected companies analysis of Remy International, Credit Suisse reviewed financial information of Remy International and financial and stock market information of the following 22 selected publicly traded companies, 14 of which are light vehicle suppliers, referred to as the selected light vehicle suppliers, five of which are heavy vehicle suppliers, referred to as the selected heavy vehicle suppliers, and three of which are aftermarket automotive suppliers, referred to as the selected aftermarket suppliers:

Selected Light Vehicle Suppliers	Selected Heavy Vehicle Suppliers
• American Axle & Manufacturing Holdings Inc. • Autoliv, Inc. • BorgWarner Inc. • Dana Holding Corporation • Delphi Automotive PLC • Lear Corporation • Linamar Corporation	• Commercial Vehicle Group, Inc. • Cummins Inc. • Meritor, Inc. • Modine Manufacturing Company • Stoneridge, Inc.
• Magna International Inc.	Selected Aftermarket Suppliers
• Martinrea International Inc. • Superior Industries International, Inc. • Tenneco Inc. • Tower International, Inc. • TRW Automotive Holdings Corp. • Visteon Corporation	• Dorman Products, Inc. • Motorcar Parts of America, Inc. • Standard Motor Products, Inc.

Credit Suisse reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on May 24, 2013 plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2013 estimated EBITDA. The overall low, mean, median and high calendar year 2013 estimated EBITDA multiples observed for the selected companies were 4.3x, 6.3x, 5.5x and 11.5x, respectively, with observed mean and median calendar year 2013 estimated EBITDA multiples of 5.7x and 5.2x, respectively, for the selected light vehicle suppliers, 7.0x and 6.5x, respectively, for the selected heavy vehicle suppliers and 8.1x and 7.7x, respectively, for the selected aftermarket suppliers. Credit Suisse then applied a selected range of calendar year 2013 estimated EBITDA multiples of 5.5x to 6.5x derived from the selected companies to corresponding data of Remy International. This analysis indicated an approximate implied equity value reference range for FNF’s investment in Remy International of $233 million to $296 million.

Selected Companies Analysis—Ceridian. In its selected companies analysis of Ceridian, Credit Suisse reviewed financial information of Ceridian and financial and stock market information of the following four selected publicly traded companies, two of which operate in the human capital management industry, referred to as the selected human capital management companies, and two of which operate in the fleet card processing industry, referred to as the selected fleet card processing companies:

Selected Human Capital Management Companies	Selected Fleet Card Processing Companies
• Automatic Data Processing, Inc. • Paychex, Inc.	• FleetCor Technologies, Inc. • WEX Inc.

Credit Suisse reviewed enterprise values of the selected companies, calculated as equity values based on closing stock prices on May 24, 2013 plus debt and minority interests less cash and cash equivalents, as a multiple of calendar year 2013 estimated EBITDA. The overall low, mean, median and high calendar year 2013 estimated EBITDA multiples observed for the selected companies were 9.8x, 12.9x, 12.9x and 16.0x, respectively, with an observed mean and median calendar year 2013 estimated EBITDA multiple of 12.9x for both the selected human capital management companies and the selected fleet card processing companies. Credit Suisse then applied a selected range of calendar year 2013 estimated EBITDA multiples of 10.0x to 11.0x derived from the selected companies to corresponding data of Ceridian. This analysis indicated an approximate implied equity value reference range for FNF’s investment in Ceridian of $364 million to $516 million.

The sum-of-the-parts dividend discount analysis and selected companies analysis above, after taking into account the purchase price paid by FNF for its investment in Digital Insurance and certain other equity investments, the unallocated corporate 2013 estimated unlevered net income of FNF capitalized at 12.0x to 13.5x and the net debt of FNF (excluding (i) the net debt of ABRH, J. Alexander’s, Digital Insurance and Remy International and (ii) cash and investments held by FNTG) based on internal estimates of the management of FNF and public filings, indicated the following overall approximate implied equity value per share reference range for FNF, as compared to FNF’s closing stock price on May 22, 2013 (the last trading day prior to publication of an article regarding the proposed merger):

Implied Equity Value Per Share Reference Range	Closing Stock Price on May 22, 2013
$25.85 – $30.56	$24.37

Other Information. Credit Suisse also noted for the LPS board of directors certain additional factors that were not considered part of Credit Suisse’s financial analyses with respect to its opinion but were referenced for informational purposes, including the following:

•	historical trading prices of LPS common stock and FNF common stock during the 52-week period ended May 22, 2013 (the last trading day prior to publication of an article regarding the proposed merger), which indicated low and high closing stock prices for LPS common stock of approximately $21.44 and $30.63 per share and for FNF common stock of approximately $18.35 to $26.85 per share, respectively; and

•	stock price targets for LPS common stock and FNF common stock in publicly available Wall Street research analyst reports, which indicated low and high stock price targets for LPS of $22.00 and $36.00 per share and for FNF of approximately $26.00 to $28.00 per share, respectively.

Miscellaneous

LPS selected Credit Suisse to act as its financial advisor in connection with the merger based on Credit Suisse’s qualifications, experience and reputation. Credit Suisse is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, leveraged buyouts, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

LPS has agreed to pay Credit Suisse for its financial advisory services to LPS in connection with the proposed merger an aggregate fee currently estimated to be approximately $20 million, portions of which were payable during the course of Credit Suisse’s engagement and upon delivery of Credit Suisse’s opinion and approximately $19 million of which is contingent upon completion of the merger. In addition, LPS has agreed to reimburse Credit Suisse for its expenses, including fees and expenses of legal counsel, and to indemnify Credit Suisse and related parties for certain liabilities and other items, including liabilities under the federal securities laws, arising out of or related to its engagement. Credit Suisse and its affiliates in the past have provided, currently are providing and in the future may provide services to certain entities in which FNF has an investment, including Ceridian, certain investment partners of FNF, including THL, and certain of their respective affiliates unrelated to the merger, for which services Credit Suisse and its affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting in various roles in connection with securities offerings of Ceridian and certain of THL’s portfolio companies, as financial advisor to THL and certain of its portfolio companies in connection with certain sale and acquisition transactions and as a lender in connection with credit facilities of certain such portfolio companies. In addition, Credit Suisse and certain of its affiliates, and certain of Credit Suisse’s and its affiliates’ respective employees and certain investment funds affiliated or associated with Credit Suisse, have invested in investment funds managed or advised by THL. From January 1, 2011 through May 27, 2013, no investment banking services were provided by Credit Suisse to FNF for which Credit Suisse or its affiliates received fees. During such period, Credit Suisse and its affiliates received aggregate fees of approximately $26 million for investment banking services to entities identified by THL as controlled portfolio companies of THL. Credit Suisse is a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, Credit Suisse and its affiliates may acquire, hold or sell, for Credit Suisse’s and its affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of LPS, FNF and their respective affiliates and any other company that may be involved in the merger, as well as provide investment banking and other financial services to such companies.

Opinion of Goldman Sachs & Co. to the LPS Board of Directors

Goldman Sachs & Co. (“Goldman Sachs”) rendered its opinion to the LPS board of directors to the effect that, as of May 28, 2013, and based upon and subject to the factors and assumptions set forth in its written opinion, the Per Share Consideration to be paid to holders (other than FNF and its affiliates) of LPS common stock pursuant to the merger agreement was fair from a financial point of view to such holders. For purposes of Goldman Sachs’ opinion, “Per Share Consideration” was defined as $16.625 in cash and 0.65224 shares of FNF common stock (or, in the event that the average FNF share price over the period prior to closing specified in the merger agreement, is below $24.215, a number of shares (or fraction thereof) of FNF common stock determined by dividing $15.794, by the greater of such average FNF share price and $20.00). The Per Share Consideration of $16.625 in cash and 0.65224 shares of FNF common stock was used in Goldman Sachs’ opinion because that was the initial consideration mix, as reflected in the merger agreement, before FNF exercised its option to increase the cash portion of the merger consideration to $28.102 per share and correspondingly decrease the stock portion of the merger consideration.

The full text of the written opinion of Goldman Sachs, dated May 28, 2013, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex C to this proxy statement/prospectus and is incorporated herein by reference. Goldman Sachs provided its opinion for the information and assistance of the LPS board of directors in connection with its consideration of the merger. The Goldman Sachs opinion does not constitute a recommendation as to how any holder of shares of LPS should vote with respect to the merger or any other matter.

Under the terms of the merger agreement, under certain circumstances, FNF had the right to increase the amount of the cash consideration, in which case the share consideration would be subject to adjustment. Goldman Sachs did not express any opinion with respect to any such increase or adjustment.

In connection with rendering the opinion described above and performing its related financial analyses, Goldman Sachs reviewed, among other things:

•	the merger agreement;

•	annual reports to stockholders and Annual Reports on Form 10-K of LPS and FNF for the five fiscal years ended December 31, 2012, respectively;

•	certain interim reports to stockholders and Quarterly Reports on Form 10-Q of LPS and FNF, respectively;

•	certain other communications from LPS and FNF to their respective stockholders;

•	certain publicly available research analyst reports for LPS and FNF;

•	certain internal financial analyses and forecasts for LPS prepared by its management and for FNF prepared by its management, as adjusted by the management of LPS, in each case, as approved for Goldman Sachs’ use by LPS (the “Forecasts”); and

•	certain cost savings projected by the management of FNF to result from the merger, as approved for Goldman Sachs’ use by LPS (the “Synergies”).

Goldman Sachs also held discussions with members of the senior managements of LPS and FNF regarding their assessment of the strategic rationale for, and the potential benefits of, the merger and the past and current business operations, financial condition and future prospects of their respective companies and with members of the senior management of LPS regarding their assessment of the past and current business operations, financial condition and future prospects of FNF. In addition, Goldman Sachs reviewed the reported price and trading activity for the shares of LPS and the shares of FNF common stock, compared certain financial and stock market information for LPS and FNF with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the transaction processing industry and in other industries and performed such other studies and analyses, and considered such other factors, as it deemed appropriate.

For purposes of rendering the opinion described above, Goldman Sachs, with the LPS board of directors’ consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, it, without assuming any responsibility for independent verification thereof. In that regard, Goldman Sachs assumed, with the LPS board of directors’ consent, that the Forecasts and the Synergies were reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of LPS. In addition, Goldman Sachs did not make an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of LPS or FNF or any of their respective subsidiaries, nor were they furnished with any such evaluation or appraisal. Goldman Sachs assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained without any adverse effect on LPS or FNF or on the expected benefits of the merger in any way meaningful to its analysis. Goldman Sachs assumed that the merger will be consummated on the terms set forth in the merger agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to its analysis.

Goldman Sachs’ opinion does not address the underlying business decision of LPS to engage in the merger, or the relative merits of the merger as compared to any strategic alternatives that may be available to LPS; nor does it address any legal, regulatory, tax or accounting matters. Goldman Sachs’ opinion addresses only the fairness from a financial point of view to the holders (other than FNF and its affiliates) of LPS common stock, as of the date of the written opinion, of the Per Share Consideration to be paid such holders pursuant to the merger agreement. Goldman Sachs did not express any view on, and its opinion does not address, any other term or aspect of the merger agreement or the merger or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger, including the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of LPS; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of LPS, or class of such persons, in connection with the merger, whether relative to the Per Share Consideration to be paid to the holders (other than FNF and its affiliates) of LPS common stock pursuant to the merger agreement or otherwise. Goldman Sachs did not express any opinion as to the prices at which shares of FNF common stock will trade at any time or as to the impact of the merger on the solvency or viability of LPS or FNF or the ability of LPS or FNF to pay their respective obligations when they come due. Goldman Sachs’ opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to it as of, the date of the opinion and Goldman Sachs assumed no responsibility for updating, revising or reaffirming its opinion based on circumstances, developments or events occurring after the date of its opinion. Goldman Sachs’ opinion was approved by a fairness committee of Goldman Sachs.

The following is a summary of the material financial analyses presented by Goldman Sachs to the LPS board of directors in connection with rendering to the LPS board of directors the opinion described above. The following summary, however, does not purport to be a complete description of the financial analyses performed by Goldman Sachs, nor does the order of analyses described represent relative importance or weight given to those analyses by Goldman Sachs. Some of the summaries of the financial analyses include information presented in tabular format. The tables must be read together with the full text of each summary and are alone not a complete description of Goldman Sachs’ financial analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before May 24, 2013, and is not necessarily indicative of current market conditions.

Implied Transaction Premia and Multiples. Goldman Sachs calculated implied equity values for LPS applying both: (i) the closing price of the FNF common stock of $26.18 on May 24, 2013, the last trading day prior to the announcement of the merger, and (ii) a share price for the FNF common stock of $20.00, the bottom end of the collar in the merger (i.e., the FNF share price below which no increase in the exchange ratio would result).

Goldman Sachs calculated an implied equity value per share of LPS common stock of $33.70 by multiplying the closing price of the FNF common stock of $26.18 on May 24, 2013 by the unadjusted exchange ratio in the merger of 0.65224 and adding to the result the unadjusted cash consideration per share in the merger of $16.625. Goldman Sachs then calculated an implied equity value for LPS (the “Initial LPS Implied Equity Value”) by multiplying the $33.70 implied equity value per share of LPS common stock by the number of outstanding shares of LPS common stock on a fully diluted basis, as provided by LPS management. Goldman Sachs then calculated an implied enterprise value of LPS (the “Initial LPS Implied Enterprise Value”) by adding to the Initial LPS Implied Equity Value the amount of LPS’ net debt (total debt plus a legal and regulatory reserve amount less cash) as of March 31, 2013, as provided by LPS management.

Goldman Sachs also calculated an implied equity value per share of LPS common stock of $32.42 by multiplying a share price for the FNF common stock of $20.00, the bottom end of the collar in the merger (i.e., the FNF share price below which no increase in the exchange ratio would result), by 0.78970, the exchange ratio that would be applicable if the FNF share price prior to closing was at $20.00 or less (assuming no adjustment to the cash consideration), and adding to the result the unadjusted cash consideration per share in the merger of $16.625. Goldman Sachs then calculated an implied equity value for LPS (the “Adjusted LPS Implied Equity Value”) by multiplying the $32.42 implied equity value per share of LPS common stock by the number of outstanding shares of LPS common stock on a fully diluted basis, as provided by LPS management. Goldman Sachs then calculated an implied enterprise value of LPS (the “Adjusted LPS Implied Enterprise Value”) by adding to the Adjusted LPS Implied Equity Value the amount of LPS’ net debt (total debt plus a legal and regulatory reserve amount less cash) as of March 31, 2013, as provided by LPS management.

With respect to the implied equity value per share of LPS common stock of $33.70 calculated by Goldman Sachs based on the closing price of the FNF common stock of $26.18 on May 24, 2013 and the implied equity value per share of LPS common stock of $32.42 calculated by Goldman Sachs based on a share price for the FNF common stock of $20.00, respectively, Goldman Sachs calculated the premia represented by each such amount to the following historical trading prices for the shares of LPS common stock:

•	the price on May 22, 2013, the date on which a media report was issued stating that FNF would acquire LPS,

•	the price on April 25, 2013, the day prior to the date during which a media report suggested that LPS was a “textbook” buyout candidate,

•	the volume-weighted average trading prices for shares of LPS common stock over the one-month, three-month and one-year periods ended May 22, 2013, and

•	closing high for the shares of LPS common stock during the 52-week period ended May 22, 2013.

The results of these calculations are summarized in the following table:

Date/Time Period	Premium/(Discount) Based to Implied LPS Price Based on the Closing Price of FNF on May 24, 2013	Premium/(Discount) Based on the Implied LPS Price at an FNF Price of $20.00
May 22, 2013	15.8%	11.4%
April 25, 2013	30.1%	25.1%
1-Month Volume Weighted Average	20.6%	16.0%
3-Month Volume Weighted Average	28.8%	23.9%
1-Year Volume-Weighted Average	32.7%	27.6%
52 Week High	10.0%	5.8%

Goldman Sachs calculated the Initial LPS Implied Enterprise Value and the Adjusted LPS Implied Enterprise Value as a multiple of earnings before interest, taxes and depreciation and amortization, or EBITDA, for the twelve month period ended March 31, 2013, LPS management’s estimated EBITDA for LPS for 2013 and 2014 as reflected in the Forecasts, and the median estimates of EBITDA for LPS for 2013 and 2014 most recently published by the Institutional Brokers Estimate System, or IBES, as of May 22, 2013. The results of these calculations are summarized in the following table:

Enterprise Value as a Multiple of EBITDA

Time Period	Based on Initial LPS Implied Enterprise Value	Based on Collar Adjusted LPS Implied Enterprise Value
Twelve months ended March 31, 2013	7.4x	7.2x
2013	7.6x (Mgmt) 8.1x (IBES)	7.4x (Mgmt) 7.8x (IBES)
2014	7.4x (Mgmt) 8.2x (IBES)	7.2x (Mgmt) 8.0x (IBES)

Goldman Sachs also calculated the Initial LPS Implied Equity Value and the Adjusted LPS Implied Equity Value as a multiple of LPS management’s estimated earnings per share, or EPS, for LPS for 2013 and 2014 as reflected in the Forecasts, and the median estimates of EPS for LPS for 2013 and 2014 most recently published by IBES as of May 22, 2013. The results of these calculations are summarized in the following table:

Equity Value as a Multiple of EPS

Time Period	Based on the Initial LPS Implied Equity Value	Based on the Adjusted LPS Implied Equity Value
2013	12.4x (Mgmt) 12.9x (IBES)	12.0x (Mgmt) 12.4x (IBES)
2014	12.7x (Mgmt) 12.7x (IBES)	12.3x (Mgmt) 12.2x (IBES)

LPS Financial Analysis

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for LPS to corresponding financial information and public market multiples for CoreLogic Inc., or CoreLogic, and the following publicly traded corporations in the financial processing, mortgage servicer and title company industries:

Selected Financial Processing Companies

•	Fiserv, Inc.

•	Fidelity National Information Services, Inc.

•	Total System Services, Inc.

•	Jack Henry & Associates, Inc.

•	Altisource Portfolio Solutions S.A.

Selected Mortgage Servicer Companies

•	Ocwen Financial Corp.

•	Nationstar Mortgage Holdings Inc.

•	Walter Investment Management Corporation.

Selected Title Companies

•	Fidelity National Financial, Inc.

•	First American Financial Corporation

•	Old Republic International Corporation

•	Stewart Information Services Corporation

Although none of the selected companies is directly comparable to LPS, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may, in certain respects, be considered similar to certain operations of LPS.

Goldman Sachs calculated for LPS, CoreLogic and the selected financial processor companies the multiples represented by their respective enterprise values over the period since the spin-off of LPS from Fidelity National Information Services in July 2008 as compared to median one-year forward estimates of EBITDA for those companies published by IBES over that period. The results of these calculations are summarized in the following table:

Enterprise Value as a Multiple of One Year Forward IBES Estimated EBITDA

	Since LPS Spin-off			Average Since
	High	Low	Median	1 Year	LPS Spin-off	As of May 24, 2013
LPS	9.1x	4.7x	6.3x	6.2x	6.5x	7.2x(1)
CoreLogic Inc.	9.0x	5.0x	6.8x	7.4x	6.8x	7.0x
Financial Processors (median multiples)	10.0x	5.6x	8.3x	9.0x	8.1x	10.0x

(1)	With respect to LPS, share price data is as of May 22, 2013. After the close of trading on that day, a media report was issued stating that FNF was in discussions to acquire LPS.

Based on the foregoing, and utilizing its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 5.5x to 7.5x to the average of the median estimates of 2013 EBITDA for LPS most recently published by IBES as of March 24, 2013 and LPS management’s estimated 2013 EBITDA for LPS as reflected in the Forecasts, to derive a range of implied enterprise values for LPS. Goldman Sachs then deducted LPS’ net debt as of March 31, 2013 from this range of implied enterprise values and divided the results by the number of fully diluted outstanding shares of LPS, as provided by LPS management to derive a range of implied values per share of LPS of $20.35 to $31.74.

Goldman Sachs calculated for LPS, CoreLogic and the selected financial processor, title insurer and mortgage services companies multiples represented by the their respective share prices over the period since the spin-off of LPS from Fidelity National Information Services in July 2008 as compared to median one-year forward EPS estimates for those companies published by IBES over that period. The results of these calculations are summarized in the following table:

Share Price as a Multiple of Forward IBES Estimated EPS

	Since LPS Spin-off			Average Since
	High	Low	Median	1 Year	LPS Spin-off	As of May 24, 2013(1)
LPS	14.8x	5.4x	9.7x	9.8x	9.8x	11.1x
CoreLogic Inc.	23.6x	8.3x	17.7x	17.8x	17.7x	14.9x
Financial Processors (median multiples)	19.1x	8.8x	14.5x	16.5x	14.7x	15.9x
Title Insurers (median multiples)	28.4x	6.8x	13.8x	11.5x	13.2x	12.5x
Mortgage Servicers (median multiples)	17.9x	7.4x	12.0x	12.9x	12.3x	9.6x

(1)	With respect to LPS and the title insurers, share price data is as of May 22, 2013. After the close of trading on that day, a media report was issued stating that FNF was in discussions to acquire LPS.

Based on the foregoing, and utilizing its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 9.0x to 12.0x to the average of the median estimates of 2013 EPS for LPS published by IBES and LPS management’s estimated 2013 EPS for LPS as reflected in the Forecasts. This analysis yielded a range of implied values per share of LPS of $23.96 to $31.95.

Illustrative Discounted Cash Flow Analysis. Goldman Sachs performed an illustrative discounted cash flow analysis of LPS to determine a range of illustrative implied present values per share of LPS based on estimates of the unlevered free cash flows for LPS for the years ending December 31, 2013 through 2017 based on the Forecasts. Utilizing discount rates ranging from 8.5% to 10.0%, reflecting estimates of LPS’ weighted average cost of capital, Goldman Sachs derived a range of implied enterprise values for LPS by discounting to present value (i) estimates of the unlevered free cash flows for LPS during the nine-month period ended December 31, 2013 and for the years 2014-2017 based on the Forecasts and (ii) a range of illustrative terminal values for LPS as of December 31, 2017. Goldman Sachs derived the range of illustrative terminal values for LPS by applying illustrative EBITDA multiples ranging from 5.5x to 7.5x to LPS management’s estimated 2017 EBITDA for LPS as reflected in the Forecasts. Goldman Sachs then deducted LPS’ net debt as of March 31, 2013 from the range of implied enterprise values it derived and divided the results by the number of fully diluted outstanding shares of LPS, as provided by LPS management, to derive a range of implied present values of $26.50 to $37.25 per share of LPS.

Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to the following selected transactions involving companies in the transaction processing industry since 2005:

•	CGI Group Holdings Europe Limited’s acquisition of Logica plc

•	Xerox Corporation’s acquisition of Affiliated Computer Services, Inc.

•	Fidelity National Information Services, Inc.’s acquisition of Metavante Technologies, Inc.

•	Fidelity National Information Services, Inc.’s acquisition of Certegy, Inc.

•	Advent International’s acquisition of Fifth Third Processing Solutions, LLC’s

•	Hewlett-Packard Company’s acquisition of Electronic Data Systems Corporation

•	M&F Worldwide Corp.’s acquisition of John H. Harland Company

While none of the companies that participated in the selected transactions is directly comparable to LPS and none of the transactions in the selected transactions analysis is directly comparable to the merger, Goldman Sachs selected these transactions because each of the target companies in the selected transactions was involved in the transaction processing industry. For each of the selected transactions, Goldman Sachs calculated and compared enterprise value as a multiple of the EBITDA of the target company over the last completed four quarter, or the LTM, period prior to the announcement of the applicable transaction, based on information in public filings, press releases and financial media reports relating to the applicable transaction. The results of these calculations are set forth below:

Selected Transactions
	High-Low	Median
Enterprise Value as a Multiple of:
LTM EBITDA	5.7x-10.3x	7.5x

Based on the foregoing, and its professional judgment and experience, Goldman Sachs applied illustrative enterprise values to LTM EBITDA multiples ranging from 6.0x to 7.5x to LPS’ EBITDA for the four quarter period ended March 31, 2013, to derive a range of implied enterprise values for LPS. Goldman Sachs then deducted LPS’ net debt as of March 31, 2013 from this range of implied enterprise values and divided the results by the number of fully diluted outstanding shares of LPS, as provided by LPS management, to derive a range of implied values per share of LPS of $25.42 to $34.41.

Illustrative Present Value of Future Stock Price Analysis. Goldman Sachs performed an illustrative analysis of the implied present value of theoretical future share prices for LPS. This analysis is designed to provide an indication of the present value of a theoretical future value of a company’s equity per share as a function of such company’s estimated future EBITDA, illustrative multiples of the company’s enterprise values to the company’s LTM EBITDA. For this analysis, Goldman Sachs first calculated implied enterprise values of LPS as of December 31, 2013 through 2017 by multiplying illustrative enterprise value to LTM EBITDA multiples ranging from 5.5x to 7.5x to LPS management’s estimates of EBITDA for each of 2013 to 2017 as reflected in the Forecasts and the median EBITDA estimates for LPS for each of 2013 and 2014 published by IBES, deducting management’s estimate of LPS’ net debt as of the end of each such year as reflected in the Forecast, and dividing the result by the number of fully diluted outstanding shares of LPS, as provided by LPS’ management. The range of illustrative enterprise value to LTM EBITDA multiples used was selected by Goldman Sachs utilizing its professional judgment and experience taking into account current and historical value to EBITDA multiples for LPS, CoreLogic and the selected financial processing companies referred to above under “—Selected Companies Analysis.” Goldman Sachs then discounted those implied values per share of LPS using a discount rate of 12.5%, reflecting an estimate of LPS’ cost of equity. This analysis resulted in a range of implied present values per share of LPS of $21.32 to $32.97.

FNF Financial Analysis

Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information for FNF to corresponding financial information and public market multiples for the following publicly traded title companies:

•	First American Financial Corporation (“FAF”)

•	Stewart Information Services Corporation (“STC”)

•	Old Republic International Corporation (“ORI”)

Although none of the selected companies is directly comparable to FNF, the companies included were chosen because they are publicly traded companies with operations that for purposes of analysis may, in certain respects, be considered similar to certain operations of FNF.

Goldman Sachs calculated for FNF, FAF and STC multiples represented by their respective share prices over the two year period from May 24, 2011 through May 24, 2013 as compared to median one-year forward EPS estimates for those companies published by IBES over that period. The results of these calculations are summarized in the following table:

Price as a Multiple of Forward IBES Estimated EPS

	Since May 24, 2011			Average Over Period
	High	Low	Median	1 Year	2 Years	As of May 24, 2013
FNF	16.8x	9.2x	13.1x	12.6x	12.9x	13.2x
FAF	29.1x	9.0x	13.3x	11.9x	15.1x	11.5x
STC	21.4x	8.7x	15.7x	13.8x	14.5x	12.5x

Based on the foregoing, and utilizing its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 12.0x to 13.0x to the average of the median estimates of 2013 EPS for FNF published by IBES and FNF management’s estimated 2013 EPS for FNF. This analysis yielded a range of implied values per share of FNF of 24.12 to $26.13.

Goldman Sachs calculated for FNF, FAF, STC and ORI multiples represented by their respective equity market values (share price multiplied by fully diluted shares outstanding) over the two year period from May 24, 2011 through May 24, 2013 as compared to their respective trailing twelve month book values. The results of these calculations are summarized in the following table:

Equity Market Value as a Multiple of Trailing Book Value

	Since May 24, 2011			Average Over Period
	High	Low	Median	1 Year	2 Years	As of May 24, 2013
FNF	1.4x	0.9x	1.1x	1.3x	1.1x	1.4x
FAF	1.2x	0.6x	0.9x	1.0x	0.9x	1.1x
STC	1.1x	0.4x	0.6x	0.9x	0.7x	1.1x
ORI	1.0x	0.5x	0.7x	0.7x	0.7x	1.0x

Based on the foregoing, and utilizing its professional judgment and experience, Goldman Sachs applied illustrative multiples ranging from 1.2x to 1.4x to the FNF’s GAAP book value as of March 31, 2013 (excluding minority interest). This analysis yielded a range of implied values per share of FNF of 22.41 to $26.06.

Sum-of-the Parts Analysis. Goldman Sachs performed a sum-of the-parts analyses of FNF deriving implied values for the each of the following businesses and investments of FNF:

•	Fidelity National Title Group (“FNTG”)

•	Remy International, Inc. (“Remy International”)

•	American Blue Ribbon Holdings, LLC (“ABRH”)

•	J. Alexander’s LLC (“J. Alexander’s”)

•	Digital Insurance, Inc. (“Digital Insurance”)

•	Ceridian Corporation (“Ceridian”)

•	Other equity investments of FNF

•	FNF corporate.

Goldman Sachs derived a range of implied values for FNTG by performing an illustrative dividend discount analysis. For purposes of this analysis, Goldman Sachs, applied discount rates ranging from 8.0% to 10.0%, reflecting estimates of FNF’s cost of equity, to the estimates as reflected in the Forecasts of the dividends to be received by FNF from FNTG during the nine-month period ended December 31, 2013 and for the years 2014- 2017 and to a range of illustrative terminal values for the FNTG as of December 31, 2017. Goldman Sachs derived illustrative terminal values for the FNTG by applying multiples ranging from 12.0x -13.0x to the estimate of the 2018 net income from FNTG reflected in the Forecasts.

With respect to each of Remy International, ABRH, J. Alexander’s and Ceridian, Goldman Sachs applied a range of multiples, determined based on its review of financial information, market multiples of selected publicly traded companies, and its professional judgment and experience, to FNF’s management’s estimates of each business’s EBITDA for 2013 to derive ranges of implied enterprise values for each business. Goldman Sachs deducted from the range of the implied enterprise values it derived for each business the business’s net debt and minority interests as of March 31, 2013 and multiplied the result by FNF’s ownership of each business to derive a range of implied equity values for FNF’s interest in each business.

With respect to Digital Insurance and the other equity investments of FNF, Goldman Sachs used FNF’s book value as of March 31, 2013, as provided by FNF management for purpose of its analysis.

For purposes of this analysis, based on its professional judgment and experience, Goldman Sachs applied multiples ranging from 12.0x to 13.0x to the estimate of FNF’s 2013 unlevered corporate net income as reflected in the Forecasts to derive a range of implied values for FNF corporate.

Goldman Sachs added together the ranges of implied values it derived based on the foregoing analysis to derive a range of implied enterprise values for FNF. Goldman Sachs reduced the range of implied enterprise values for FNF by FNF’s corporate level net debt as of March 31, 2013 as provided by FNF management and divided the result by the number of FNF fully diluted shares outstanding as provided by FNF management to derive a range of implied values per share of FNF of $26.82 to $30.91.

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs’ opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered by it. Rather, Goldman Sachs made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company (other than LPS) or transaction used in the above analyses as a comparison is directly comparable to LPS or the merger.

Goldman Sachs prepared these analyses for purposes of Goldman Sachs’ providing its opinion to the LPS board of directors as to the fairness from a financial point of view of the Per Share Consideration to be paid to holders (other than FNF and its affiliates) of LPS shares pursuant to the merger agreement. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results, including estimates of achievable synergies, are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of LPS, Goldman Sachs or any other person assumes responsibility if future results are materially different from those forecast.

The Per Share Consideration to be paid pursuant to the merger agreement was determined through arm’s-length negotiations between LPS and FNF and was approved by the LPS board of directors. Goldman Sachs provided advice to LPS during these negotiations. Goldman Sachs did not, however, recommend any amount of consideration to LPS or its board of directors or that any specific amount of consideration constituted the only appropriate amount of consideration for the merger.

As described above, Goldman Sachs’ opinion to the LPS board of directors was one of a number of factors taken into consideration by the LPS board of directors in making its determination to approve the merger agreement and the merger. The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs in connection with the fairness opinion and is qualified in its entirety by reference to the written opinion of Goldman Sachs attached as Annex C to this proxy statement/prospectus.

Goldman Sachs and its affiliates are engaged in advisory, underwriting and financing, principal investment, sales and trading, research, investment management and other financial and non-financial activities for various persons and entities. Goldman Sachs and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of LPS, FNF and any of their respective affiliates, including affiliates and portfolio companies of THL, affiliates of which are party to the Initial Equity Financing Letter (as defined in the merger agreement) and the Stock Purchase Agreement (as defined in the Initial Equity Financing Letter), or any currency or commodity that may be involved in the merger for the accounts of Goldman Sachs and its affiliates and employees and their customers. Goldman Sachs has acted as financial advisor to LPS in connection with, and has participated in certain of the negotiations leading to, the merger. Goldman Sachs expects to receive fees for its services in connection with the merger, the principal portion of which is contingent upon consummation of the merger, and LPS has agreed to reimburse Goldman Sachs’ expenses arising, and indemnify Goldman Sachs against certain liabilities that may arise, out of the engagement. Goldman Sachs has provided certain investment banking services to LPS and its affiliates from time to time for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of LPS’ 5 3⁄4% Notes due April 2023 in September 2012 ($600 million principal amount) and as a participant in LPS’ revolving credit facility, Term Loan A and Term Loan B since August 2011 ($1,185,000,000 aggregate facility amount). Goldman Sachs also has provided from time to time, and is currently providing, certain investment banking services to THL and its affiliates and portfolio companies for which Goldman Sachs’ Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Warner Music Group, a portfolio company of THL, in connection with its sale in July 2011, as a bookrunner with respect to the issuance by Clear Channel Outdoor Holdings, Inc., a portfolio company of THL, of its 7 5⁄8% Notes due March 2020 in February 2012, as joint-lead arranger with respect to term loans maturing in July 2016 provided to Aramark Corporation, a portfolio company of THL, (aggregate principal amount of $3,286,495,000) in December 2012, as a bookrunner with respect to a public offering of 38,500,000 shares of common stock of Nielsen Holdings N.V., a portfolio company of THL, in February 2013, and as lead-bookrunner with respect to an initial public offering of 21,275,000 shares of common stock of West Corporation, a portfolio company of THL, in March 2013. Goldman Sachs may also in the future provide investment banking services to LPS, FNF and their respective affiliates and to THL and its affiliates and portfolio companies for which Goldman Sachs’ Investment Banking Division may receive compensation. Affiliates of Goldman Sachs also may have co-invested with THL and its affiliates from time to time and may have invested in limited partnership units of affiliates of THL from time to time and may do so in the future. During the two year period ended May 28, 2013, the Investment Banking Division of Goldman Sachs has received compensation for financial advisory and underwriting services provided directly to THL and to its affiliates and portfolio companies (including companies which are not controlled by THL) of approximately $97 million. During the two year period ended May 28, 2013, Goldman Sachs has not been engaged by FNF or its affiliates to provide financial advisory or underwriting services for which the Investment Banking Division of Goldman Sachs has received compensation.

The LPS board of directors selected Goldman Sachs as its financial advisor because it is an internationally recognized investment banking firm that has substantial experience in transactions similar to the merger and because of its particular prior experience advising LPS, familiarity with LPS’ business and capital structure, and knowledge of and experience with the industries in which LPS and FNF operate. Pursuant to a letter agreement dated March 15, 2013, LPS engaged Goldman Sachs to act as its financial advisor in connection with the contemplated transaction. Pursuant to the terms of this engagement letter, LPS has agreed to pay Goldman Sachs a transaction fee of 0.50% of the aggregate consideration paid in connection with the merger, or approximately $20 million, all of which will become payable upon consummation of the merger. In negotiating the fee payable to Goldman Sachs, LPS considered the fact that it intended to engage two financial advisors and, taking into account its financial analysis of the transaction, the fees that it expected should be payable to its financial advisors in the aggregate. In addition, LPS has agreed to reimburse Goldman Sachs for its expenses, including attorneys’ fees and disbursements, and to indemnify Goldman Sachs and related persons against various liabilities, including certain liabilities under the federal securities laws.

Interests of LPS Directors and Executive Officers in the Merger

Overview

Certain executive officers and directors of LPS may be deemed to have interests in the transactions contemplated by the merger agreement that may be different from, or in addition to, those of LPS’ stockholders generally. In considering the recommendation of the LPS board of directors that you vote to approve the merger proposal and related proposals, you should be aware of these interests. The LPS board of directors was aware of these interests and considered them, among other matters, in evaluating and reaching the decision to approve the merger agreement, and in recommending that LPS’ stockholders vote in favor of adopting the merger agreement. See the sections entitled “—Background of the Merger” and “—LPS’ Reasons for the Merger; Recommendation of the LPS Board of Directors” above for further discussion of these matters. As described in more detail below, these interests include:

•	the accelerated vesting as of the effective time of the merger of shares of LPS restricted stock (referred to as “restricted shares”) subject to service-based vesting and performance-based vesting outstanding immediately prior to such effective time (with restricted shares subject to performance-based vesting being deemed to vest based on attainment of applicable performance goals at target level) and the conversion at the effective time of the merger of each such restricted share into the right to receive (A) the merger consideration and (B) cash equal to the accrued but unpaid dividends (referred to as “accumulated dividends”), if any, in respect of such restricted share;

•	the net exercise of vested and unvested LPS stock options (referred to as “stock options”) outstanding immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock, and the conversion at the effective time of the merger of the shares of LPS common stock received upon such net exercise into the right to receive the merger consideration and, in the case of any fractional shares, cash;

•	(A) the purchase of shares of LPS common stock immediately prior to the effective time of the merger using accumulated contributions under the LPS Employee Stock Purchase Plan (referred to as the “LPS ESPP”) and the cancelation and conversion of such shares of LPS common stock into the right to receive the merger consideration and (B) the receipt after the effective time of the merger of a cash payment equal to LPS matching contributions payable with respect to participant contributions made prior to the effective time of the merger that would have been credited based on service after the effective time of the merger;

•	the accelerated vesting of outstanding cash retention incentive awards (referred to as “cash retention incentive awards”) which will be payable after the effective time of the merger;

•	if the effective time of the merger occurs on or prior to December 31, 2013, eligibility to receive a pro-rata annual or quarterly incentive bonus, as applicable, for the fiscal year or fiscal quarter in which the effective time of the merger occurs (referred to as “pro-rata incentive bonuses”) under LPS’ annual and quarterly cash incentive plans based on a projection of the extent to which applicable performance goals thereunder would have been achieved (assuming that the level of performance during the period before the effective time of the merger would continue until the end of the applicable fiscal year or fiscal quarter);

•	eligibility to receive certain payments and benefits under certain executive officers’ employment agreements (referred to as “employment agreements”) upon certain types of terminations of employment at or following the effective time of the merger;

•	in the case of certain directors, distribution of account balances under LPS’ deferred compensation plan in the event of termination of service within 24 months after the effective time of the merger; and

•	entitlement to the indemnification and exculpation benefits in favor of directors and officers of LPS described in more detail below under the heading “—Other Payments under the Merger Agreement—Indemnification and Exculpation of Directors and Officers.”

For purposes of all of the agreements and plans described below, the consummation of the merger as contemplated by the merger agreement will constitute a “change in control” or “change of control” at the effective time of the merger.

Cash Consideration Payable for Shares under the Merger Agreement

The executive officers and directors of LPS will, to the extent they are also holders of LPS common stock, receive the same consideration on the same terms and conditions as the other stockholders of LPS for LPS common stock that they hold immediately prior to the effective time of the merger. As of October 17, 2013, the executive officers and directors of LPS beneficially owned, in the aggregate, 771,260 shares, excluding shares of LPS common stock issuable upon the exercise of stock options or the vesting of restricted shares. If the executive officers and directors of LPS continue to own such shares as of the effective time of the merger, such shares will be converted in the merger into the right to receive merger consideration with an aggregate value equal to $25,706,096 (assuming that the value of the merger consideration is based on the average closing price of LPS common stock over the first five business days following the public announcement of the merger, or $33.33). For a description of the treatment of stock options and restricted shares held by the directors and executive officers of LPS, please see below under the heading “—Treatment of Equity-Based Awards under the Merger Agreement.”

The table below sets forth the number of shares of LPS common stock beneficially owned as of October 17, 2013 by each of LPS’ executive officers and directors, excluding shares issuable upon the exercise of stock options, the vesting of restricted shares, and the aggregate value of the merger consideration that would be payable for such shares.

Name	Shares Beneficially Owned (#)	Aggregate Merger Consideration ($)[1]
Executive Officers
Hugh Harris	110,939	$3,697,597
Thomas Schilling	81,543	$2,717,828
Daniel Scheuble	172,032	$5,733,827
Joseph Nackashi	94,766	$3,158,551
Todd Johnson	81,907	$2,729,960
Christopher Breakiron	30,792	$1,026,297
Lee Kennedy[2]	160,780	$5,358,797
Directors
Dan Carmichael	—	$—
Alvin R. (Pete) Carpenter	27,949	$931,540
Philip G. Heasley	10,871	$362,330
David K. Hunt	13,817	$460,521
James K. Hunt	13,821	$460,654
Susan E. Lester	9,231	$307,669
John Snow	10,240	$341,299
Lee Kennedy[2]	—	$—

[1]	Assumes that the value of the merger consideration received per share of LPS common stock is based on the average closing price of LPS common stock over the first five business days following the public announcement of the merger, or $33.33. Therefore, actual payments may be greater or less than those shown above.
[2]	Mr. Kennedy served as Executive Chairman of the LPS board of directors until he resigned as an employee of LPS on December 31, 2012. Mr. Kennedy currently serves as a director and non-Executive Chairman of the LPS board of directors. The aggregate merger consideration received by Mr. Kennedy for the shares of LPS common stock beneficially owned by him is set forth under the list of executive officers above.

Special Compensation

Other than as described below in this section (referred to as “—Interests of LPS Directors and Executive Officers in the Merger”), no special compensation was paid to LPS’ executive officers or directors in connection with the transaction.

Treatment of Equity-Based Awards under the Merger Agreement

As of the date of this proxy statement/prospectus, all of LPS’ executive officers and directors held restricted shares and/or stock options (collectively, the “equity-based awards”).

Treatment of Restricted Shares

Pursuant to the merger agreement, unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, the restricted shares outstanding immediately prior to the effective time of the merger will vest in full and become free of restrictions as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at the target level). As of the effective time of the merger, each such restricted share will be canceled and converted into the right to receive (A) the merger consideration (without interest) and (B) an amount equal to the accumulated dividends, if any, with respect to such share. Accumulated dividends will be paid in cash (without interest and subject to applicable withholding taxes) by LPS to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

The table below sets forth, for each of LPS’ executive officers’ and directors’ holdings of restricted shares as of October 17, 2013, (A) the aggregate number of shares of LPS common stock that would vest as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at target level), (B) the value of amounts payable in respect of such restricted shares on a pre-tax basis at the effective time of the merger (assuming that the effective time of the merger occurred on October 17, 2013), calculated by multiplying (i) the number of restricted shares by (ii) an amount equal to the value of the merger consideration and (C) the accumulated dividends accrued as of such date with respect to such restricted shares.

	Restricted Shares
Name	Shares (#)	Value ($)[1]	Accumulated Dividends ($)
Executive Officers
Hugh Harris	393,456	$13,113,888	$232,072
Thomas Schilling	133,908	$4,463,154	$81,367
Daniel Scheuble	213,677	$7,121,854	$134,647
Joseph Nackashi	125,241	$4,174,283	$76,527
Todd Johnson	87,901	$2,929,740	$55,657
Christopher Breakiron	22,549	$751,558	$14,746
Lee Kennedy[2]	116,056	$3,868,146	$181,379
Directors
Dan Carmichael	11,517	$383,862	$2,898
Alvin R. (Pete) Carpenter	12,524	$417,425	$8,177
Philip G. Heasley	9,409	$313,602	$6,153
David K. Hunt	9,409	$313,602	$6,153
James K. Hunt	9,409	$313,602	$6,153
Susan E. Lester	10,189	$339,599	$6,835
John Snow	5,570	$185,648	$2,718
Lee Kennedy[2]	—	$—	$—

[1]	Assumes that the value of the merger consideration received per restricted share is based on the average closing price of LPS common stock over the first five business days following the public announcement of the merger, or $33.33. Therefore, actual payments may be greater or less than those shown above.
[2]	Mr. Kennedy served as Executive Chairman of the LPS board of directors until he resigned as an employee of LPS on December 31, 2012. Mr. Kennedy currently serves as a director and non-Executive Chairman of the LPS board of directors. All restricted shares held by Mr. Kennedy (and any related accumulated dividends) are reflected above under Mr. Kennedy’s holdings of restricted shares as an executive officer.

Treatment of Stock Options

Pursuant to the merger agreement, unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, whether or not vested or exercisable, will be net exercised for whole and fractional shares of LPS common stock. The number of whole and fractional shares received upon net exercise of a stock option will be equal to (A) the number of shares of LPS common stock subject to the stock option immediately prior to the effective time of the merger minus (B) the number of shares of LPS common stock with a fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) as of immediately prior to the effective time of the merger equal to the sum of (i) aggregate exercise price of such stock option and (ii) any taxes required to be deducted and withheld under the Code and other applicable laws in connection with such net exercise. Whole shares will be treated as issued and outstanding as of immediately prior to the effective time of the merger and converted into the right to receive the merger consideration. Any fractional shares will be paid to the holder in cash, without interest, based on the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of LPS common stock as of immediately prior to the effective time of the merger.

Each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is equal to or greater than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, shall be canceled and terminated without consideration as of the effective time of the merger.

The table below sets forth, for each of LPS’ executive officers’ and directors’ holdings of vested and unvested stock options as of October 17, 2013, (A) the aggregate number of shares of LPS common stock subject to such stock options and (B) the value of amounts payable in respect of such stock options on a pre-tax basis at the effective time of the merger (assuming that the effective time of the merger occurred on October 17, 2013), calculated by (i) assuming that such aggregate number of shares was reduced by the number of shares of LPS common stock required to pay the aggregate exercise price of such stock option (the number of shares required to pay the aggregate exercise price was determined based on the closing price of a share of LPS common stock on October 17, 2013, or $33.48, which is the fair market value of a share of LPS common stock as of such date under the terms of LPS’ 2008 Omnibus Incentive Plan) and (ii) treating whole shares of LPS common stock received as a result of the net exercise as converted into the right to receive merger consideration and settling fractional shares received for cash.

	Stock Options
	Vested		Unvested
Name	Shares (#)	Value ($)[1]	Shares (#)	Value ($)[1]
Executive Officers
Hugh Harris	619,141	$10,987,045	436,981	$6,737,819
Thomas Schilling	138,181	$885,600	111,560	$857,562
Daniel Scheuble	841,334	$2,275,852	141,932	$1,172,901
Joseph Nackashi	301,464	$884,142	82,893	$686,901
Todd Johnson	264,774	$690,103	482,758	$482,758
Christopher Breakiron	117,357	$233,656	14,892	$123,492
Lee Kennedy[2]	350,189	$1,172,388	86,375	$405,668
Directors
Dan Carmichael	—	$—	—	$—
Alvin R. (Pete) Carpenter	29,532	$117,242	8,262	$68,548
Philip G. Heasley	31,458	$135,415	6,213	$51,497
David K. Hunt	19,758	$40,795	6,213	$51,497
James K. Hunt	58,114	$88,105	6,213	$51,497
Susan E. Lester	11,258	$48,715	8,813	$55,457
John Snow	21,341	$140,057	—	$—
Lee Kennedy[2]	—	$—	—	$—

[1]	Assumes that the value of the merger consideration paid per share of LPS common stock received upon net exercise of the stock options is based on the average closing price of LPS common stock over the first five (5) business days following the public announcement of the merger, or $33.33, and that fractional shares of LPS common stock received in connection with such net exercise were settled for cash based on such average closing price. Therefore, actual payments may be greater or less than those shown above.
[2]	Mr. Kennedy served as Executive Chairman of the LPS board of directors until he resigned as an employee of LPS on December 31, 2012. Mr. Kennedy currently serves as a director and non-Executive Chairman of the LPS board of directors. All stock options held by Mr. Kennedy are reflected above under Mr. Kennedy’s holdings of stock option as an executive officer.

Employee Stock Purchase Plan

Pursuant to the merger agreement, (A) all accumulated participant contributions and matching contributions (as such terms are defined in the LPS ESPP) (other than designated matching contributions, as defined below) will be used to purchase shares of LPS common stock immediately prior to the effective time of the merger in accordance with the terms of the LPS ESPP, and such shares of LPS common stock will be canceled at the effective time of the merger and converted into the right to receive the merger consideration (without interest) and (B) matching contributions that are payable with respect to participant contributions made prior to the effective time of the merger and that would otherwise have been credited to such participant’s account following the effective time of the merger based on each participant’s continued employment following the effective time of the merger (referred to as “designated matching contributions”) will be paid to the participant in cash, without interest as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

Other Payments under the Merger Agreement

Pro-Rata Incentive Bonus. If the effective time of the merger occurs on or prior to December 31, 2013, then prior to the effective time of the merger, LPS is entitled to pay each participant in LPS’ annual and quarterly cash incentive plans, including the executive officers, the pro-rata incentive bonus based on a projection of the extent to which performance goals thereunder would have been achieved (assuming that the level of performance during the pre-closing period would continue until the end of the applicable LPS fiscal year or fiscal quarter).

Cash Retention Incentive Awards. Pursuant to the merger agreement, each outstanding cash retention incentive award that is, by its terms, subject to performance-based and service-based vesting (collectively referred to as “performance-based cash retention incentive awards”) will vest in full immediately prior to the effective time of the merger and become free of restrictions. Prior to the time that the merger agreement was entered into, applicable performance goals in respect of performance-based cash retention incentive awards were determined to have been attained at maximum level, without regard to the merger or the merger agreement, though such awards by their terms continued to be subject to service-based vesting. Under the terms of each performance-based cash retention incentive award, applicable service-based vesting conditions were met on September 30, 2013 without regard to the occurrence of the effective time of the merger and the value of the award (set forth below) has been paid to the holder thereof. Consequently, because the effective time of the merger will occur after September 30, 2013, no amounts will be payable after the effective time of the merger with respect to these performance-based cash retention incentive awards.

Each cash retention incentive award that is, by its terms, subject only to service-based vesting will vest in full and be payable no later than thirty (30) days after the effective time of the merger.

The table below sets forth the cash retention incentive awards that are outstanding and remain unpaid as of October 17, 2013:

Amount Payable
Service-Based Cash Retention Incentive Awards[1]
Joseph Nackashi	$1,000,000

1	The total initial value of Mr. Nackashi’s service-based cash retention incentive award was $1,500,000. $500,000 of such award became vested on September 30, 2013 without regard to the occurrence of the effective time of the merger and has been paid.

Employment Agreements. Each of the executive officers recently entered into a restated employment agreement with LPS, the terms of which were approved by the LPS board of directors’ compensation committee in consultation with its independent compensation consultant.

The employment agreements provide for the following “double-trigger” payments and benefits to all executive officers in the event that the executive officer’s employment is terminated by LPS other than for “Cause” (as described below) or by the executive officer for “Good Reason” (as described below), in each case prior to the expiration of the term of the employment agreement following the effective time of the merger:

•	a lump sum cash severance payment (less applicable withholdings) equal to:

•	In the case of Messrs. Harris, Schilling, and Scheuble, three (3) times the sum of (A) annual base salary in effect immediately prior to the date of termination plus (B) the greater of the highest bonus earned over the three (3) years prior to the year of termination or target bonus for the year of termination; and

•	In the case of Messrs. Nackashi, Johnson and Breakiron, two (2) times the sum of (A) annual base salary in effect immediately prior to the date of termination plus (B) the greater of the highest bonus earned over the three (3) years prior to the year of termination or target bonus for the year of termination; and

•	annual incentive bonus payable for the year of termination based on satisfaction of actual performance goals, pro-rated for the portion of the year prior to termination (however, to the extent that termination occurs in the year that the effective time of the merger occurs, no such pro-rata bonus will be payable to the extent that LPS pays the Pro-Rata Incentive Bonus, as described above under the heading, “—Pro-Rata Incentive Bonus”);

•	a cash lump sum payment equal to the cost of 36 months of COBRA premiums;

•	a cash lump sum payment equal to the value of accrued vacation in accordance with LPS policy; and

•	vesting of equity-based awards that are outstanding immediately prior to termination of employment and subject to service-based vesting conditions (performance-based vesting conditions will continue to apply). Under the merger agreement, however, all currently outstanding equity-based awards (including those subject to performance-based vesting conditions) will have become vested, and will be settled, at the effective time of the merger (as described above under the heading entitled “—Treatment of Equity-Based Awards under the Merger Agreement”).

LPS may condition payment of the foregoing severance payments and benefits on the executive’s execution and delivery of a release of claims in favor of LPS.

In addition, the employment agreement entered into by Mr. Nackashi provides for “single-trigger” vesting and payment of his service-based cash retention incentive award at the effective time of the merger without regard to whether his employment is terminated by him or LPS.

For purposes of the employment agreements, “Cause” is generally defined to mean a termination by LPS based upon the executive’s: (A) persistent failure to perform duties consistent with a commercially reasonable standard of care (other than due to a physical or mental impairment or due to an action or inaction directed by LPS that would otherwise constitute good reason), whether prior to or after the effective date of his employment agreement; (B) willful neglect of duties (other than due to a physical or mental impairment or due to an action or inaction directed by LPS that would otherwise constitute good reason), whether prior to or after the effective date of his employment agreement; (C) conviction of, or pleading nolo contendere to, criminal or other illegal activities involving dishonesty; (D) material breach of his employment agreement; or (E) failure to materially cooperate with or impeding an investigation authorized by the LPS board of directors.

For purposes of the employment agreements, “Good Reason” is generally defined to mean the occurrence of any of the following events: (A) a material diminution in the executive’s position or title, or the assignment of duties to the executive that are materially inconsistent with the executive’s position or title; (B) a material change in the geographic location of the executive’s principal place of employment, which is currently Jacksonville, Florida (LPS has determined that a relocation of more than thirty-five (35) miles would constitute such a material change); (C) within six (6) months immediately preceding or within two (2) years immediately following a change in control: (i) a material adverse change in the executive’s status, authority or responsibility (e.g., LPS has determined that a change in the department or functional group over which the executive has managerial authority would constitute such a material adverse change); (ii) a change in the position to whom the executive reports that results in a material adverse change to the executive’s service relationship or the conditions under which the executive performs his duties; (iii) a material adverse change in the position to whom the executive reports or a material diminution in the authority, duties or responsibilities of that position; or (iv) a material diminution in the budget over which the executive has managing authority; (D) a material diminution in the executive’s annual base salary or annual bonus opportunity; (E) a material breach by LPS of any of its obligations under the employment agreement; or (F) a written notice by LPS to the executive that his employment agreement will not be automatically renewed.

Under each employment agreement, on or after a change in control and following the executive’s termination of employment with LPS, if either LPS or the executive finds it necessary to employ legal counsel or to bring an action at law or other proceedings against the other party to interpret or enforce any of the terms of such agreement, LPS shall pay (on an ongoing basis) to the executive to the fullest extent permitted by law, all legal fees, court costs and litigation expenses reasonably incurred by the executive or others on his behalf (such amounts collectively referred to as, “reimbursed amounts”). However, the executive is required to reimburse LPS for the reimbursed amounts if it is determined that a majority of the executive’s claims or defenses were frivolous or without merit.

In addition, each executive agrees under his employment agreement that during his employment he will not engage in activity that is competitive with LPS and that for one year thereafter, he shall not: (1) become an employee, consultant, advisor, principal, partner or substantial stockholder of any firm or business that directly competes with LPS or its affiliates in their principal products and markets and (2) on behalf of any such competitive firm or business, solicit any person or business that was at the time of the executive’s termination of employment (and is at the time of such solicitation) a customer or prospective customer, a supplier or prospective supplier, or an employee of LPS or an affiliate.

Deferred Compensation Plan. LPS maintains a deferred compensation plan (referred to as the “DCP”) pursuant to which participants may defer salary, bonus, commissions, director fees and other items of compensation determined by the compensation committee of the LPS board of directors as being eligible to be deferred under the DCP. Compensation deferred under the DCP, and any LPS matching contributions and earnings thereon, are distributed to participants upon the occurrence of distribution events specified under the DCP. The DCP provides that, in the event of a participant’s termination of employment within 24 months of a change in control transaction such as the merger, the participant’s account balance under the DCP will be distributed in a single lump sum.

While none of LPS’ executive officers participate in the DCP, certain of LPS’ directors have deferred director retainers and fees under the DCP. In the event that a director’s service with LPS is terminated within 24 months of the merger, the value of the director’s account under the DCP, which consists of deferred retainers and fees previously earned plus investment earnings thereon (but not LPS matching contributions), will be distributed to such director in a single lump sum.

The table below sets forth, for each director who is a participant in the DCP, an estimate of such director’s account balance under the DCP as of October 17, 2013, which is the amount that would be distributed to such director from the DCP if the effective time of the merger were on October 17, 2013 and if his or her service with LPS were terminated as of such date.

Director	DCP Account Balance
David K. Hunt	$743,040
James K. Hunt	$1,294,470
Susan E. Lester	$230,375

Quantification of Payments and Benefits. The table below entitled “Potential Change of Control Payments to Named Executive Officers and Other Executive Officers,” along with its footnotes, shows the compensation that is based on or otherwise relates to the merger that is potentially payable to (i) LPS’ named executive officers identified in the most recent proxy statement with respect to the 2013 annual meeting of LPS’ stockholders (i.e., LPS’ principal executive officer, the principal financial officer, and the three other most highly compensated executive officers as determined for LPS’ most recent annual proxy statement), as required by Item 402(t) of Regulation S-K and (ii) LPS’ other executive officers who are not named executive officers. Lee Kennedy, who served as Executive Chairman of the LPS board of directors until he resigned on December 31, 2012, was considered a named executive officer for the year ended December 31, 2012. Mr. Kennedy currently serves as director and non-Executive Chairman of the LPS board of directors and is not entitled to any additional payments in connection with the merger other than with respect to the restricted shares and stock options that he holds immediately prior to the effective time of the merger.

The table assumes that the effective time of the merger occurred on October 17, 2013 and the employment of the executive was terminated by LPS other than for Cause or by the executive for Good Reason on such date. Payments noted in the footnotes to the table below as “single-trigger” will become payable immediately at the effective time of the merger. Payments noted in the footnotes to the table below as “double-trigger” will not be paid to the executive unless the executive’s employment is terminated by LPS without Cause or by the executive for Good Reason on or after the effective time of the merger. For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the headings entitled “—Treatment of Equity-Based Awards under the Merger Agreement” and “—Employment Agreements” above.

Potential Change of Control Payments to Named Executive Officers and Other Executive Officers

Name	Cash ($)(1)	Equity ($)(2)	Other ($)(3)	Total ($)
Named Executive Officers
Hugh Harris	$9,250,788	$31,070,824	$2,307,288	$42,628,900
Thomas Schilling	$3,632,501	$6,287,683	$766,670	$10,686,854
Daniel Scheuble	$5,522,176	$10,705,254	$1,309,623	$17,537,053
Joseph Nackashi	$2,579,985	$5,821,853	$1,813,271	$10,215,109
Lee Kennedy	—	$5,627,581	—	$5,627,581
Other Executive Officers
Todd Johnson	$2,085,991	$4,158,258	$666,882	$6,911,131
Christopher Breakiron	$1,069,705	$1,123,452	$347,495	$2,540,652

(1)	As described above, the cash payments for LPS’ executive officers consist of the sum of (A) a cash severance equal to three (3) times (in the case of Messrs. Harris, Schilling and Scheuble) or two (2) times (in the case of Messrs. Nackashi, Johnson and Breakiron) the sum of (i) annual base salary in effect immediately prior to termination plus (ii) the greater of the highest bonus earned during the three (3) years prior to termination or target bonus for the year of termination, (B) the cost for 36 monthly COBRA premiums under health and dental plans of LPS and (C) value of accrued vacation. The cash severance and COBRA premium amounts are generally payable on the 60th day following the date of termination. Accrued vacation will be payable as soon as practicable after the date of termination. Accordingly, these payments are “double-trigger” as they will only be payable in the event of a termination of employment.

Each executive officer’s employment agreement also contemplates payment, in connection with termination of employment, of the executive’s annual bonus (to the extent earned) for the year in which termination of employment occurs, pro-rated for the portion of the LPS fiscal year that elapses prior to the date of termination. Such pro-rata annual bonus, which would be paid no later than March 15th of the calendar year following the year in which the date of termination occurs, would be a double-trigger payment. Because LPS will, in connection with the merger, pay the executives a pro-rata annual bonus for the LPS fiscal year in which the effective time of the merger occurs, the cash payments in the table above (which assumes that each executive’s employment terminates on the date that such effective time occurs) do not include a pro-rata annual bonus for the year of termination. The pro-rata bonuses that each executive would have received in connection with his termination of employment will instead have been paid by LPS in connection with the merger. Accordingly, such pro-rata annual bonuses are treated as single-trigger payments and reflected in the “other payments and amounts” column in the table above.

The above payments are based on the compensation and benefit levels in effect on October 17, 2013. Therefore, if compensation and benefit levels are increased after October 17, 2013, actual payments to an executive officer may be greater than those provided for above. Pursuant to the merger agreement, LPS is prohibited from increasing the compensation or severance levels for these executives without FNF’s prior written consent.

The cash severance payments described above consist of the following:

Name	Cash Severance(a)	Cost of 36 Monthly COBRA Premiums	Value of Accrued Vacation
Named Executive Officers
Hugh Harris	$9,147,864	$46,515	$56,409
Thomas Schilling	$3,553,950	$48,102	$30,449
Daniel Scheuble	$5,430,420	$53,296	$38,460
Joseph Nackashi	$2,494,000	$53,936	$32,049
Lee Kennedy	$—	$—	$—
Other Executive Officers
Todd Johnson	$2,045,080	$14,629	$26,282
Christopher Breakiron	$997,500	$53,936	$18,269

(a)	The bonus component for the cash severance payment for Messrs. Harris, Schilling, Scheuble, Nackashi, and Johnson consist of the executives’ 2012 bonuses ($2,169,288 for Mr. Harris; $709,650 for Mr. Schilling; $1,210,140 for Mr. Scheuble; $747,000 for Mr. Nackashi; and $612,540 for Mr. Johnson). The bonus component for Mr. Breakiron’s cash severance payment is his 2013 target bonus opportunity ($213,750).

(2)	As described above, the equity amounts consist of (A) the accelerated vesting of restricted shares and related accumulated dividends and (B) payments in respect of the net exercise and settlement of vested and unvested stock options. Payments in respect of restricted shares (as well as accumulated dividends) and stock options are “single-trigger” in that they will become payable immediately upon the effective time of the merger, whether or not employment is terminated. The following table shows the amounts attributable to the restricted shares and stock options.

Name	Value of Restricted Shares	Value of Accumulated Dividends	Value of Unvested Stock Options ($)	Value of Vested Options ($)
Named Executive Officers
Hugh Harris	$13,113,888	$232,072	$6,737,819	$10,987,045
Thomas Schilling	$4,463,154	$81,367	$857,562	$885,600
Daniel Scheuble	$7,121,854	$134,647	$1,172,901	$2,275,852
Joseph Nackashi	$4,174,283	$76,527	$686,901	$884,142
Lee Kennedy	$3,868,146	$181,379	$405,668	$1,172,388
Other Executive Officers
Todd Johnson	$2,929,740	$55,657	$482,758	$690,103
Christopher Breakiron	$751,558	$14,746	$123,492	$233,656

Because the value of the merger consideration is not fixed, the value of restricted shares and stock options is based on the average closing price of LPS common stock over the first five (5) business days following the public announcement of the merger, or $33.33. Therefore, actual payments may be greater or less than those shown above. Depending on when the effective time of the merger occurs, certain restricted shares and stock options may become vested in accordance with their terms without regard to the merger.

(3)	As described above, other payments or amounts consist of (A) Mr. Nackashi’s cash retention incentive award, (B) designated matching contributions, which are LPS matching contributions under the LPS ESPP that would have been credited to the executive officer’s account following the effective time of the merger based on such participant’s continued employment following the effective time of the merger and (C) pro-rata incentive bonuses. The designated matching contributions and Mr. Nackashi’s cash retention incentive award are “single trigger” payments in that they will become payable immediately upon the effective time of the merger, whether or not employment is terminated. Designated Matching Contributions will be paid as soon as practicable but no later than ten days after the effective time of the merger. Mr. Nackashi’s cash retention incentive award will be paid within 30 days after the effective time of the merger. Pro-rata incentive bonuses are “single trigger” payments that will become payable immediately upon the effective time of the merger, whether or not employment is terminated and will be paid immediately prior to the effective time of the merger.

The following table shows the amounts attributable to Mr. Nackashi’s cash retention incentive award and designated matching contributions and pro-rata incentive bonuses:

Name	Cash Retention Incentive Awards ($)	Designated Matching Contributions($)	Pro-Rata Incentive Bonus
Named Executive Officers
Hugh Harris	$—	$—	$2,307,288
Thomas Schilling	$—	$11,875	$754,795
Daniel Scheuble	$—	$22,500	$1,287,123
Joseph Nackashi	$1,000,000	$18,750	$794,521
Lee Kennedy	$—	$—	$—
Other Executive Officers
Todd Johnson	$—	$15,375	$651,507
Christopher Breakiron	$—	$7,837	$339,658

Depending on when the effective time of the merger occurs, Mr. Nackashi’s cash retention incentive award and designated matching contributions may vest in accordance with their terms without regard to the merger. The cash retention incentive awards payable to Messrs. Schilling, Scheuble, Johnson and Breakiron became fully vested on September 30, 2013 in accordance with their terms without regard to the merger, and have been paid. The total initial value of Mr. Nackashi’s service-based cash retention incentive award was $1,500,000. Moreover, $500,000 of such award became vested on September 30, 2013 without regard to the merger and has been paid. Cash retention incentive awards (or portions thereof) that have been paid are not reflected in the above table because such amounts have been paid in accordance with the terms of the applicable award without regard to the merger.

Employee Matters. The merger agreement requires that, from the effective time of the merger and until the six-month anniversary thereof or, if later, June 30, 2014, FNF must provide each continuing employee with (A) annual base compensation and annual or quarterly (as applicable) cash incentive opportunities (as a percentage of base salary) that are no less favorable in the aggregate than the annual base compensation and cash incentive opportunities (other than equity compensation and defined benefit pension arrangements) provided to such continuing employees immediately prior to the effective time of the merger and (B) employee benefits that are substantially comparable in the aggregate to those provided to such continuing employees immediately prior to the effective time of the merger. In addition, FNF will cause LPS to honor all obligations under LPS compensation and benefit plans and agreements. Service with LPS prior to the effective time of the merger will be treated as service with FNF or LPS, as applicable, to the extent such service was recognized under a comparable LPS benefit plans immediately prior to the effective time of the merger, except for purposes of determining benefit accruals or to the extent that such credit would result in the duplication of benefits. Under the merger agreement, FNF has agreed that the merger will constitute a “change in control” or “change of control” under LPS benefit plans or LPS benefit agreements. Nothing in the merger agreement will require FNF to continue any specific plans or to continue the employment of any specific person following the completion of the merger.

Potential for Future Arrangements. To the best knowledge of LPS, except for certain agreements described in this proxy statement/prospectus between LPS and its executive officers, no employment or other agreement, arrangement or understanding between any executive officer or director of LPS, on the one hand, and FNF, Merger Sub or LPS, on the other hand, existed as of the date of this proxy statement/prospectus, and neither the merger nor any related transaction is conditioned upon any executive officer or director of LPS entering into any such agreement, arrangement or understanding.

Indemnification and Exculpation of Directors and Officers. FNF has agreed to indemnify the officers and directors of LPS against certain liabilities to the extent LPS would have been legally required or permitted to do so if the merger had not taken place.

FNF’s Reasons for the Merger

In making its determination to approve the merger agreement and the transactions contemplated thereby, the FNF board of directors consulted with FNF’s management and with its financial and legal advisors, and considered a number of factors. The decision of the FNF board of directors was based upon a number of potential benefits of the merger and other factors that it believed would contribute to the success of the combined company, and thus benefit the FNF stockholders, including the following factors, the order of which does not necessarily reflect their relative significance:

•	Growth and Development Opportunities. The combination of FNF and LPS will create a larger, broader, more diversified and recurring revenue base for FNF and make it the nation’s leading title insurance, mortgage technology and mortgage services provider.

•	Complimentary Assets. LPS’ assets are complimentary to those of FNF, as FNF is principally a provider of title insurance and mortgage services, while LPS is primarily a provider of integrated technology, data transaction services, and analytics to the mortgage and real estate industries. The complimentary nature of FNF’s and LPS’ assets would provide an expanded combination of products and support services for FNF’s customers.

•	Synergies. The combined company is expected to generate meaningful synergies through FNF’s and LPS’ similar businesses in centralized refinance and default related products, elimination of certain corporate and public company costs, and a shared corporate campus.

•	Accretive Impact. The merger is expected to deliver meaningful accretion to future earnings, which will add significant value to FNF stockholders.

•	Enhanced Relationship with Customers. The combination of FNF and LPS will allow FNF to leverage LPS’ deep customer relationships with the nation’s largest lenders and enhance FNF’s ability to offer greater and more complete solutions to significant mortgage lenders across the country.

In addition, the FNF board of directors also identified and considered several potentially negative factors to be balanced against the positive factors listed above, including the following, the order of which does not necessarily reflect their relative significance:

•	that the pendency of the merger for an extended period of time following the announcement of the execution of the merger agreement could have an adverse impact on FNF or LPS;

•	the potential that the way in which the exchange ratio is calculated under the merger agreement could result in FNF delivering greater value to the LPS stockholders than had been anticipated by FNF should the value of the shares of FNF common stock increase from the date of execution of the merger agreement;

•	the fact that, subject to certain conditions in the merger agreement, LPS has the right to terminate the merger agreement if the average FNF stock price is less than $20.00;

•	LPS’ right, subject to certain conditions, to respond to and negotiate with respect to certain unsolicited takeover proposals made prior to the time LPS stockholders approve the merger proposal, subject to LPS paying FNF a termination fee of $74 million;

•	the potential for diversion of management and employee attention during the period prior to completion of the merger, and the potential negative effects on FNF’s and LPS’ businesses;

•	the risk that potential benefits, synergies and cost savings sought in the merger may not be realized, or may not be realized within the expected time period, and the risks associated with integration of the operations of the two companies;

•	the risks that the regulatory approvals and clearances necessary to complete the merger might not be obtained, or that regulatory approvals may be delayed;

•	the merger agreement’s restrictions on the conduct of FNF’s and LPS’ business during the period between execution of the merger agreement and the consummation of the merger;

•	the risk that, despite the efforts of FNF and LPS prior to the consummation of the merger, the combined company may lose key personnel;

•	the risk that additional debt incurred in connection with the merger could have a negative impact on FNF’s ratings and operational flexibility;

•	the possibility that the combined company might not achieve its projected financial results; and

•	the other potential risks described in the section titled “Risk Factors” beginning on page 31 of this proxy statement/prospectus.

In view of the variety of factors and the quality and amount of information considered, the FNF board of directors as a whole did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination but conducted an overall analysis of the transaction. Individual members of the FNF board of directors may have given different relative considerations to different factors.

The explanation of the reasoning of the FNF board of directors and certain information presented in this section are forward-looking in nature and, therefore, the information should be read in light of the factors discussed in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 of this proxy statement/prospectus.

Certain FNF Financial Projections

FNF does not as a matter of course make public forecasts as to future performance, earnings or other results, and FNF is especially reluctant to disclose forecasts due to the unpredictability of the underlying assumptions and estimates. However, FNF has included below certain information that was furnished to the FNF board of directors, FNF’s financial advisors, LPS and LPS’ financial advisors in connection with the proposed merger with LPS. FNF’s management furnished the forecasts set forth below entitled “Mortgage Origination Forecast Case 1” to the FNF board of directors, FNF’s financial advisors, LPS and LPS’ financial advisors. FNF’s management furnished the forecasts set forth below entitled “Mortgage Origination Forecast Case 2” to the FNF board of directors and FNF’s financial advisors only. These forecasts are set forth below.

Mortgage Origination Forecast Case 1

	Forecasts
	2013E	2014E	2015E	2016E	2017E
EPS	$2.03	$2.04	$2.68	$3.40	$4.15

Mortgage Origination Forecast Case 2

	Forecasts
	2013E	2014E	2015E	2016E	2017E
EPS	$2.03	$2.04	$2.36	$2.65	$2.96

Unlevered free cash flow estimates were derived from projections and estimates relating to dividends to be received by FNF from FNTG, less FNF’s corporate expenses. These forecasts and projections are set forth below.

Mortgage Origination Forecast Case 1 ($ in millions)

	Forecasts					Extrapolated Projections
	4Q 2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Unlevered free cash flow for FNTG title insurance business[1]	$75	$395	$546	$726	$912	$957	$986	$1,006	$1,026	$1,046

Mortgage Origination Forecast Case 2 ($ in millions)

	Forecasts					Extrapolated Projections
	4Q 2013E	2014E	2015E	2016E	2017E	2018E	2019E	2020E	2021E	2022E
Unlevered free cash flow for FNTG title insurance business[1]	$75	$395	$486	$560	$639	$671	$692	$705	$719	$734

[1]	Represents dividends from FNTG less FNF corporate expenses.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with the published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or GAAP. The prospective financial information of FNF included in this document was prepared by, and is the responsibility of, FNF. Neither FNF’s independent accountants, KPMG LLP, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The KPMG LLP report incorporated by reference in this document relates to LPS’ and FNF’s historical financial information. It does not extend to the prospective financial information and should not be read to do so. The summary of these internal financial forecasts is not being included in this document to influence your decision on how to vote on any proposal, but because these internal financial forecasts were made available to the FNF board of directors and FNF’s financial advisors and, in the case of the forecasts set forth above entitled “Mortgage Origination Forecast Case 1”, LPS and LPS’ financial advisors.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of FNF’s management, including, among others, an assumption that FNF would continue to operate as an integrated, stand-alone company. Important factors that may affect actual results and cause the internal financial forecasts not to be achieved include, but are not limited to, risks and uncertainties relating to FNF’s business (including its ability to achieve strategic goals, objectives and targets over applicable periods), industry performance, the regulatory environment, general business and economic conditions and other matters described under the heading “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 30 and “Risk Factors” beginning on page 31. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change. As a result, actual results may differ materially from those contained in these internal financial forecasts. Accordingly, there can be no assurance that the internal financial forecasts will be realized.

The inclusion of these internal financial forecasts in this proxy statement/prospectus should not be regarded as an indication that any of FNF, LPS or any of their respective affiliates, officers, directors, partners, advisors or other representatives considered the internal financial forecasts to be necessarily predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of FNF, LPS or any of their respective affiliates, officers, directors, partners, advisors or other representatives can give you any assurance that actual results will not differ from these internal financial forecasts, and none undertakes any obligation to update or otherwise revise or reconcile these internal financial forecasts to reflect circumstances existing after the date the internal financial forecasts were generated or to reflect the occurrence of future events. FNF does not intend to make publicly available any update or other revision to these internal financial forecasts. None of FNF or its affiliates, officers, directors, partners, advisors or other representatives has made or makes any representation regarding FNF’s ultimate performance compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. FNF has made no representation to LPS, in the merger agreement or otherwise, concerning these internal financial forecasts.

Historical Relationships Between FNF and LPS

LPS was once a subsidiary of Fidelity National Information Services, Inc. (referred to a “FIS”), an entity that was at the time controlled by FNF’s senior management. Prior to October 2006, FNF owned both FIS and LPS. In November 2006, FNF completed a spin-off of FIS to its shareholders and LPS was a subsidiary of FIS at that time. In July 2008, FIS completed a spin-off of LPS into a separate publicly traded company. Several of LPS’ directors are currently serving on or have served on FNF’s or FIS’ board of directors or executive management team. These include:

•	Lee A. Kennedy, a director and Chairman of the Board of LPS, served as President and CEO of FIS from February 2006 until October 2009, and as Executive Vice Chairman of FIS from October 2009 until March 2010.

•	James K. Hunt, a director of LPS, served on the board of directors of FIS from April 2006 until July 2008. In addition, Mr. Hunt has served as Chairman of the Board, CEO and Chief Investment Officer of THL Credit, Inc. and of THL Credit Advisors since April 2010. Mr. Hunt has also served as CEO and Chief Investment Officer of THL Credit Group, L.P. THL Credit, Inc., THL Credit Advisors and THL Credit Group, L.P. are each affiliates of Thomas H. Lee Partners, L.P., which will acquire, through its affiliates, a minority equity interest in the BKFS entities, which will own LPS.

•	Philip G. Heasley, a director of LPS, served on the board of directors of FNF from October 2005 until March 2009.

•	David K. Hunt, a director of LPS, is currently on the board of directors of FIS, where he serves as a member of the audit, risk and compensation committees.

•	Hugh R. Harris, a director and President and Chief Executive Officer of LPS, served as President of the Financial Services Technology division of FNF and then FIS from April 2003 until July 2007.

In addition, William P. Foley, II, Daniel D. (Ron) Lane and Cary H. Thompson, all directors of FNF, were directors of LPS at the time FIS completed its spin-off of LPS in 2008 until their respective resignations from the LPS board of directors in March 2009.

FNF has historically conducted business with LPS and its subsidiaries. A summary of the agreements and transactions for the year ending December 31, 2012, is as follows:

•	Title agency services by LPS. Title agency services agreements between FNF and LPS allow LPS to provide services to existing customers through loan facilitation transactions, primarily with large national lenders. The arrangement involves the provision of title agency services by LPS, which results in the issuance of title policies on behalf of title insurance underwriters owned by FNF. Under these agreements, LPS retains commissions of the total title premium from title policies that LPS places with certain of FNF’s subsidiaries. LPS also performs similar functions in connection with trustee sale guarantees, a form of title insurance that the FNF subsidiaries issue as part of the foreclosure process on a defaulted loan.

•	Information Technology (“IT”), data processing services and software development services from LPS. LPS provides certain IT support services and software development services to FNF, primarily consisting of infrastructure support and data center management. LPS also provides certain services related to software application development services and other IT-related services for FNF.

•	Administrative corporate support services. FNF has provided certain administrative corporate support services such as corporate aviation and other administrative support services to LPS.

•	Other real estate, tax, and title support related services. FNF pays LPS for providing certain real estate related services to FNF, which consist primarily of real estate, tax data and title related data services required by FNF’s title insurance operations and flood zone determination and reporting services used by FNF’s title insurers in connection with properties that may be located in special flood hazard areas.

•	Title plant access and title production services. FNF’s title insurers provide LPS with title plant access for real property located in various states, including online database access, physical access to title records, use of space, image system use, and use of special software, as well as other title production services.

Revenues and expenses related to these agreements and transactions were as follows for the six months ending June 30, 2013 and the year ending December 31, 2012.

June 30, 2013 (in millions)

	FNF	LPS
Revenues	$7	$13
Expenses	14	4

Total	$(7)	$9

December 31, 2012 (in millions)

	FNF	LPS
Revenues	$30	$40
Expenses	44	8

Total	$(14)	$32

As of August 28, 2013, FNF owned 7,543 shares of LPS common stock. Also, during 2012, LPS sold its SoftPro business to FNF for $16 million. LPS recorded a pre-tax gain on the disposal of $8 million.

Board of Directors Following the Merger

The board of directors of the combined company following the merger will be the same as the FNF board of directors immediately prior to the merger.

Regulatory Clearances Required for the Merger

LPS and FNF have each agreed to use reasonable best efforts to obtain all regulatory approvals required to complete the transactions contemplated by the merger agreement. The following is a summary of the material regulatory requirements for completion of the transactions.

U.S. Antitrust Clearance. Under the HSR Act and the rules promulgated thereunder by the FTC, the merger may not be consummated until HSR notification forms have been submitted to the FTC and the DOJ and specified waiting period requirements have been satisfied. LPS and FNF filed the requisite HSR Act notification forms on June 12, 2013. On July 12, 2013, the waiting period was extended by the FTC’s issuance of a request for additional information and documentary material, often referred to as a “second request.” The effect of the second request is to extend the waiting period imposed by the HSR Act until 30 days after LPS and FNF have substantially complied with the second request, unless that period is extended voluntarily by the parties or terminated sooner by the FTC. LPS and FNF are responding to the second request and are committed to working cooperatively with the FTC staff as it conducts its review of the proposed transaction. Both before and after the expiration of the waiting period, the FTC and the DOJ retain the authority to challenge the merger on antitrust grounds.

In addition, the merger may be reviewed by the state attorneys general in the various states in which LPS and FNF operate. While LPS and FNF believe there are substantial arguments to the contrary, these authorities may claim that there is authority, under the applicable state and federal antitrust laws and regulations, to investigate and/or disapprove the merger under the circumstances and based on the review set forth in applicable state laws and regulations. There can be no assurance that one or more state attorneys general will not attempt to file an antitrust action to challenge the merger. As of the date of this document, the Attorney General’s Office of the State of Florida has indicated an interest in reviewing the merger. Neither FNF nor LPS has been notified by any other state attorney general indicating that they plan to review the merger.

In addition, because both FNF and LPS have at least one licensed title insurance company, the merger is subject to notification filings (“Form E”) with the insurance regulators in certain states with respect to whether it may cause anti-competitive effects in the title insurance markets of such states. While FNF and LPS believe that there are substantial arguments that there is no such anti-competitive effect, one or more of these insurance commissioners may find that such an effect exists and may exercise his or her authority under the state’s the Form E statute to issue a cease and desist order preventing one or more involved title insurance companies from doing business in such state.

Other Requisite U.S. State Approvals, Notices and Consents. Notifications and/or applications requesting approval must be submitted to various regulators in connection with the merger, including (i) the New York State Department of Financial Services (referred to as “NYSDFS”), (ii) except to the extent that an applicable exemption applies or if National Title Insurance of New York, Inc. is not commercially domiciled in the state of California, CDI, and (iii) certain other state regulatory authorities. FNF and LPS have filed the applications and notifications required to obtain these necessary approvals.

Timing. There can be no assurances that all of the regulatory approvals described above will be obtained and, if obtained, there can be no assurances as to the timing of any approvals, FNF’s and LPS’ ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals.

FNF and LPS believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that FNF and LPS can obtain all requisite regulatory approvals on a timely basis without the imposition of any condition or restriction that would have a material adverse effect on FNF or LPS. The parties’ obligation to complete the merger is conditioned on the receipt of certain regulatory approvals.

It is presently contemplated that if any governmental approvals or actions are required beyond those listed above, such approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained. The parties are required to use their reasonable best efforts to file all the necessary documentation and obtain all consents of third parties that are necessary to complete the merger and to comply with the terms and conditions of all consents, approvals and authorizations of any third party or governmental entity. However, the foregoing obligations are subject to certain exceptions and limitations, including that neither LPS nor any of its subsidiaries shall, without FNF’s written consent, and neither FNF nor any of its affiliates shall be required to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or FNF’s or the surviving corporation’s or any of their subsidiaries’ ability to retain any of the business or assets of FNF or any of its subsidiaries that are material to FNF and its subsidiaries, taken as a whole, or any businesses or assets of LPS or any of its subsidiaries that would reasonably be expected to, individually or in the aggregate, result in a material adverse effect on LPS and its subsidiaries, taken as a whole.

Exchange of Shares in the Merger

Prior to the effective time of the merger, FNF will appoint an exchange agent reasonably acceptable to LPS to handle the exchange of shares of LPS common stock for the merger consideration. At the effective time of the merger, each share of LPS common stock (other than (i) shares owned by LPS, its subsidiaries, FNF or Merger Sub and (ii) shares in respect of which appraisal rights have been properly exercised and perfected in accordance with the DGCL) will be converted into the right to receive the merger consideration without the need for any action by the holders of LPS common stock.

As promptly as practicable after the effective time of the merger (and in no event later than two business days after such time) FNF will cause the exchange agent to mail to each holder of an LPS common stock certificate a letter of transmittal specifying, among other things, that delivery will be effected, and risk of loss and title to any certificates representing LPS shares shall pass, upon proper delivery of such certificates to the exchange agent. The letter will also include instructions explaining the procedure for surrendering LPS stock certificates, if any, in exchange for cash and shares of FNF common stock.

LPS stockholders will not receive any fractional shares of FNF common stock in the merger. Instead, each LPS stockholder will be entitled to receive a cash payment in lieu of any fractional shares of FNF common stock it otherwise would have received pursuant to the merger equal to the product obtained by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (taking into account all shares of LPS common stock held by such holder) by (B) the average FNF stock price.

After the effective time of the merger, shares of LPS common stock will no longer be outstanding, will be canceled and retired and will cease to exist and each certificate, if any, that previously represented shares of LPS common stock will represent only the right to receive the merger consideration as described above. With respect to the merger consideration deliverable upon the surrender of LPS stock certificates, until holders of such LPS stock certificates have surrendered such stock certificates to the exchange agent for exchange, those holders will not receive dividends or distributions with respect to such shares of FNF common stock with a record date after the effective time of the merger. However, upon the surrender of such stock certificates, such holders will receive the amount of dividends or other distributions with respect to such shares of FNF common stock theretofore paid with a record date after the effective time of the merger.

FNF stockholders need not take any action with respect to their certificates for shares of FNF common stock.

Treatment of LPS Equity and Incentive Compensation Awards

Stock Options. Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, whether or not vested or exercisable, will be net exercised for whole and fractional shares of LPS common stock. The number of whole and fractional shares received upon exercise of a stock option will be equal to (A) the number of shares of LPS common stock subject to the stock option immediately prior to the effective time of the merger minus (B) the number of shares of LPS common stock with a fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) as of immediately prior to the effective time of the merger equal to the sum of (i) the aggregate exercise price of such stock option and (ii) any taxes required to be deducted and withheld under the Code and other applicable laws in connection with such net exercise. Whole shares will be treated as issued and outstanding as of immediately prior to the effective time of the merger and converted into the right to receive the merger consideration, without interest. Any fractional shares will be paid to the holder in cash, without interest, based on the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of LPS common stock as of immediately prior to the effective time of the merger. Each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is equal to or greater than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, shall be canceled and terminated without consideration as of the effective time of the merger.

Restricted Stock. Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each restricted share outstanding immediately prior to the effective time of the merger will vest in full and become free of restrictions as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at the target level). As of the effective time of the merger, each such restricted share will be canceled and converted into the right to receive (A) the merger consideration (without interest) and (B) an amount equal to the accumulated dividends with respect to such restricted share. Accumulated dividends will be paid in cash (without interest and subject to applicable withholding taxes) by LPS to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

Employee Stock Purchase Plan. All accumulated participant contributions and matching contributions (as such terms are defined in the LPS ESPP) will be used to purchase shares of LPS common stock immediately prior to the effective time of the merger in accordance with the terms of the LPS ESPP, and such shares of LPS common stock will be canceled at the effective time of the merger and converted into the right to receive the merger consideration (without interest). Matching contributions that are payable with respect to participant contributions made prior to the effective time of the merger and that would otherwise have been credited to each participant’s account following the effective time of the merger based on such participant’s continued employment following the effective time of the merger will be paid to the participant in cash, without interest as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

Cash Retention Incentive Awards. Each LPS cash retention incentive award that is, by its terms, subject only to service-based vesting will vest in full and be payable after the effective time of the merger. Each cash retention incentive award that was, by its terms subject to performance-based and service-based vesting and outstanding when the merger agreement was entered into, became fully vested on September 30, 2013 in accordance with its terms without regard to the merger and has been paid to the holder thereof. Consequently, no amounts will be payable after the effective time of the merger with respect to cash incentive awards that were, by their terms, subject to performance-based and service-based vesting.

Dividend Policy

FNF and LPS have historically paid quarterly dividends to their respective stockholders. LPS may continue to make its regular quarterly cash dividends consistent with past practices without FNF’s consent, provided that such quarterly dividends may not exceed $0.10 per share. FNF may continue to make its regular quarterly cash dividends consistent with past practices without LPS’ consent, provided, that such quarterly dividends may not exceed $0.16 per share, subject to increase in the ordinary course of business consistent with past practice. FNF and LPS have agreed in the merger agreement not to pay any interim or special dividends without the other party’s written consent.

Listing of Shares of FNF Common Stock

It is a condition to the completion of the merger that the shares of FNF common stock to be issued to LPS stockholders pursuant to the merger be approved for listing on the NYSE, subject to official notice of issuance, at the effective time of the merger.

De-Listing and Deregistration of Shares of LPS Common Stock

Upon completion of the merger, shares of LPS common stock currently listed on the NYSE will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Appraisal Rights

If a holder of LPS common stock does not vote for the merger proposal at the LPS stockholders meeting, and makes a written demand for appraisal prior to the taking of the vote on the adoption of the merger agreement and otherwise complies with the applicable statutory procedure of Section 262 of the DGCL (referred to as “Section 262”), summarized herein, such holder may be entitled to appraisal rights under Section 262. In order to exercise and perfect appraisal rights, a record holder of shares of LPS common stock must follow the steps summarized below properly and in a timely manner.

Section 262 of the DGCL is reprinted in its entirety as Annex D to this proxy statement/prospectus. Set forth below is a summary description of Section 262. The following summary describes the material aspects of Section 262 and the law relating to appraisal rights, and is qualified in its entirety by reference to Annex D. All references in Section 262 and this summary to “stockholder” are to the record holder of shares of LPS common stock. Any holder of LPS common stock who wishes to exercise appraisal rights, or who wishes to preserve such holder’s right to do so, should review the following discussion and Annex D carefully because failure to comply strictly with the procedures set forth in Section 262 will result in the loss of appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise their appraisal rights under Section 262.

Under the DGCL, holders of LPS common stock who follow the procedures set forth in Section 262 of the DGCL will be entitled, in lieu of receiving the merger consideration, to have the “fair value” of their shares at the effective time of the merger (exclusive of any element of value arising from the accomplishment or expectation of the merger) determined by the Delaware Court of Chancery and paid to them in cash together with a fair rate of interest, if any, to be paid on the amount determined to be the “fair value”, unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, by complying with the provisions of Section 262.

Under Section 262, when a merger agreement relating to a proposed merger is to be submitted for adoption at a meeting of stockholders, as in the case of the LPS stockholders meeting, the corporation, not less than 20 days prior to such meeting, must notify each of its stockholders who was a stockholder on the record date for notice of such meeting with respect to such shares for which appraisal rights are available that appraisal rights are so available, and must include in each such notice a copy of Section 262. This proxy statement/prospectus constitutes such notice to the holders of LPS common stock and Section 262 is attached to this proxy statement/prospectus as Annex D and incorporated herein by reference. Any stockholder who wishes to exercise such appraisal rights or who wishes to preserve his or her right to do so should review the following discussion and

Annex D carefully, because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL. Moreover, because of the complexity of the procedures for exercising the right to seek appraisal of shares of LPS common stock, LPS believes that if a stockholder considers exercising such rights, such stockholder should seek the advice of legal counsel.

Stockholders of record who desire to exercise their appraisal rights must satisfy all of the following conditions:

A stockholder who desires to exercise appraisal rights must (i) not vote in favor of the merger proposal, (ii) deliver in the manner set forth below a written demand for appraisal of the stockholder’s shares of LPS common stock to the Secretary of LPS before the vote on the merger proposal at the LPS stockholders meeting at which the merger proposal will be submitted to the LPS stockholders and (iii) continuously hold such stockholder’s shares of LPS common stock through the effective time of the merger.

If a stockholder signs and returns a proxy card or submits a proxy via the internet or telephone without abstaining or expressly directing that his, her or its shares of LPS common stock be voted against the merger proposal, such stockholder will effectively waive his, her or its appraisal rights with respect to shares represented by the proxy because such shares will be voted in favor of the merger proposal. Accordingly, if a stockholder desires to exercise and perfect appraisal rights with respect to any of his, her or its shares of LPS common stock, such stockholder must either (1) refrain from voting in person or executing and returning the enclosed proxy card, or submitting a proxy via the internet or by telephone, in each case in favor of the proposal to adopt the merger agreement or (2) vote in person or check either the “against” or the “abstain” box next to the proposal on such card or by submitting a proxy via the internet or by telephone in each case against the proposal or register in person an abstention with respect thereto. A vote or proxy against the merger proposal will not, in and of itself, constitute a demand for appraisal.

A demand for appraisal will be sufficient if it reasonably informs LPS of the identity of the stockholder and that such stockholder intends thereby to demand appraisal of such stockholder’s shares of LPS common stock. This written demand for appraisal must be separate from any proxy or vote abstaining from or voting against the merger proposal.

Only a holder of record of LPS common stock is entitled to assert appraisal rights for the shares of LPS common stock registered in that holder’s name, and such holder must continue to hold such shares through the effective time of the merger. A demand for appraisal must be executed by or on behalf of the stockholder of record, fully and correctly, as the stockholder’s name appears on the certificates representing shares or, in the case of uncertificated shares, as the stockholder’s name appears on the stockholder register, and must state that such person intends thereby to demand appraisal of his or her shares. If the shares are owned of record in a fiduciary capacity, such as by a broker, bank, trustee, guardian, custodian or other nominee, such demand must be executed by the fiduciary in its capacity as such. If shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or on behalf of all joint owners. An authorized agent, including an agent of two or more joint owners, may execute the demand for appraisal on behalf of a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for such owner or owners. In addition, the stockholder must continuously hold the shares of record from the date of making the demand through the effective time of the merger since appraisal rights will be lost if the shares are transferred prior to the effective time of the merger.

A record owner, such as a broker, bank, trust or other nominee who holds shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the shares of LPS common stock held for one or more beneficial owners while not exercising such right with respect to the shares held for other beneficial owners. In such case, the written demand must set forth the number of shares as to which appraisal is sought. If the number of shares of LPS common stock is not expressly stated, the demand will be presumed to cover all shares held in the name of the record owner.

Beneficial owners who are not record owners and who intend to exercise appraisal rights should instruct the record owner to comply strictly with the statutory requirements with respect to the exercise of appraisal rights before the vote on the approval of the merger proposal at the LPS stockholders meeting. A holder of shares held in “street name” who desires appraisal rights with respect to those shares must take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record owner of the shares. Shares held through brokerage firms, banks and other financial institutions are frequently deposited with and held of record in the name of a nominee of a central security depositary, such as Cede & Co., The Depository Trust Company’s nominee. Any holder of shares desiring appraisal rights with respect to such shares who held such shares through a brokerage firm, bank or other financial institution is responsible for ensuring that the demand for appraisal is made by the record holder. The stockholder should instruct such firm, bank or institution that the demand for appraisal must be made by the record holder of the shares, which might be the nominee of a central security depositary if the shares have been so deposited. Holders of shares in “street name” who wish to exercise appraisal rights are urged to consult with their broker, bank, trust or other nominee to determine the appropriate procedures for the making of a demand for appraisal.

As required by Section 262, a demand for appraisal must be in writing and must reasonably inform LPS of the identity of the record holder (which might be a nominee as described above) and of such holder’s intention to seek appraisal of such shares.

All written demands for appraisal of shares of LPS common stock must be mailed or delivered to LPS’ Corporate Secretary at LPS’ principal executive offices at 601 Riverside Avenue, Jacksonville, Florida 32204, Attention: Corporate Secretary, prior to the vote on the adoption of the merger agreement.

The written demand for appraisal should specify the stockholder’s name and mailing address, the number of shares owned, and that the stockholder is demanding appraisal of his, her or its shares. The written demand must be received by LPS prior to the taking of the vote on the merger proposal at the LPS stockholders meeting. Neither voting (in person or by proxy) against, abstaining from voting on or failing to vote on the merger proposal will alone suffice to constitute a written demand for appraisal within the meaning of Section 262. In addition, the stockholder must not vote its shares of common stock in favor of the merger proposal. Because a proxy that does not contain voting instructions will, unless revoked, be voted in favor of the merger proposal, it will constitute a waiver of the stockholder’s right of appraisal and will nullify any previously delivered written demand for appraisal. Therefore, a stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement or abstain from voting on the merger agreement.

Within ten days after the effective time of the merger, LPS, as the surviving corporation in the merger, will notify each LPS stockholder who has properly asserted appraisal rights under Section 262 and has not voted for the merger proposal of the effective date of the merger. Within 120 days after the effective time of the merger, but not thereafter, either LPS, as the surviving corporation in the merger, or any stockholder who has timely and properly demanded appraisal of such stockholder’s shares and who has complied with the requirements of Section 262 and is otherwise entitled to appraisal rights may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares of LPS common stock of all stockholders who have properly demanded appraisal. If no such petition is filed, appraisal rights will be lost for all stockholders who had previously demanded appraisal of their shares. LPS is not under any obligation, and has no present intention, to file a petition with respect to appraisal of the value of the shares. Accordingly, if a stockholder wishes to exercise its appraisal rights, it should regard it as its obligation to take all steps necessary to perfect its appraisal rights in the manner prescribed in Section 262 (including filing such a petition with the Delaware Court of Chancery). Within 120 days after the effective date of the merger, any holder of LPS common stock who has complied with the provisions of Section 262 will be entitled, upon written request, to receive from LPS, as the surviving corporation, a statement setting forth the aggregate number of shares of LPS common stock not voted in favor of the merger proposal and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement must be mailed within ten days after a written request therefor has been received by LPS, as the surviving corporation, or within ten days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing, a person who is the beneficial owner of shares of LPS common stock held either in a voting trust or by a broker, bank, trust or other nominee on behalf of such person may, in such person’s own name, file an appraisal petition or request from LPS, as the surviving corporation, the statement described in this paragraph.

If a petition for an appraisal is timely filed and a copy thereof is served upon LPS, as the surviving corporation, LPS, as the surviving corporation, will then be obligated, within 20 days, to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached. After notice to the stockholders as required by the Delaware Court of Chancery, the Delaware Court of Chancery is empowered to conduct a hearing on such petition to determine those stockholders who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Delaware Court of Chancery may require the stockholders who demanded appraisal rights and who hold stock certificates representing shares of LPS common stock to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding; and if any stockholder fails to comply with such direction, the Delaware Court of Chancery may dismiss the proceedings as to such stockholder.

If a petition for an appraisal is timely filed, after a hearing on such petition, the Delaware Court of Chancery will determine which stockholders are entitled to appraisal rights. Thereafter, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Delaware Court of Chancery will determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. In determining fair value, the Delaware Court of Chancery is to take into account all relevant factors. In Weinberger v. UOP, Inc., et al., the Delaware Supreme Court discussed the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated in Weinberger that in making this determination of fair value the court must consider “market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts which were known or which could be ascertained as of the date of merger which throw any light on future prospects of the merged corporation.” The Delaware Supreme Court construed Section 262 to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.” However, in Weinberger, the Delaware Supreme Court construed Section 262 as providing that fair value is to be determined “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value”, but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In addition, the Delaware courts have decided that the statutory appraisal remedy, depending on factual circumstances, may or may not be a dissenter’s exclusive remedy.

Stockholders considering seeking appraisal should bear in mind that the fair value of their shares of LPS common stock as determined under Section 262 could be more than, the same as, or less than the merger consideration they are entitled to receive pursuant to the merger agreement if they do not seek appraisal of their shares, and that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction such as the merger are not opinions as to, and do not in any way address, fair value under Section 262. Although LPS believes that the merger consideration is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the merger consideration. Neither FNF nor LPS anticipate offering more than the applicable merger consideration to any LPS stockholder exercising appraisal rights, and reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a share of LPS common stock is less than the applicable merger consideration.

The Delaware Court of Chancery will direct the payment of the fair value of the shares of LPS common stock for which appraisal rights have been properly exercised and perfected, together with interest, if any, by LPS, as the surviving corporation, to the stockholders entitled thereto. The Delaware Court of Chancery will determine the amount of interest, if any, to be paid on the amounts to be received by persons whose shares of LPS common stock have been appraised. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and charged upon the parties as the Delaware Court of Chancery deems equitable in the circumstances. Upon application of a stockholder seeking appraisal rights, the Delaware Court of Chancery may also order that all or a portion of the expenses incurred by such stockholder in connection with the appraisal, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, be charged pro rata against the value of all shares entitled to appraisal. In the absence of such a determination of assessment, each party bears its own expenses.

From and after the effective time of the merger, no stockholder who has duly demanded and perfected an appraisal in compliance with Section 262 shall be entitled to vote any shares subject thereto for any purpose or receive dividends or other distributions thereon (except dividends or other distributions payable to the stockholders of record at a date prior to the effective time of the merger).

At any time within 60 days after the effective time of the merger, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the cash and FNF common stock to which the stockholder is entitled pursuant to the merger agreement by delivering to LPS, as the surviving corporation, a written withdrawal of the demand for appraisal. After this period, a stockholder may withdraw such stockholder’s demand for appraisal and accept the cash and FNF common stock to which the stockholder is entitled pursuant to the merger only with the written consent of LPS, as the surviving corporation in the merger. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the effective time of the merger, a stockholder’s rights to appraisal shall cease and such stockholder shall be entitled to receive only the cash and FNF common stock as provided for in the merger agreement as if such stockholder had not demanded appraisal of the shares of LPS common stock. Inasmuch as the parties to the merger agreement have no obligation to file such a petition, and have no present intention to do so, any stockholder who desires that such petition be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any stockholders without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw his, her or its demand for appraisal and accept the merger consideration offered pursuant to the merger agreement within 60 days after the effective time of the merger. If LPS, as the surviving corporation in the merger, does not approve a request to withdraw a demand for appraisal when that approval is required, or, except with respect to any stockholder who withdraws such stockholder’s right to appraisal in accordance with the first sentence of this paragraph, if the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be less than, equal to or more than the consideration being offered pursuant to the merger agreement.

Stockholders who properly demand appraisal of their shares of LPS common stock under Section 262 and fail to perfect, or effectively withdraw or lose, their right to appraisal as provided in the DGCL, will have their shares of LPS common stock converted into the right to receive the merger consideration pursuant to the merger agreement. Stockholders will fail to perfect, or effectively lose or withdraw, their right to appraisal if, among other things, no petition is filed within 120 days after the effective date of the merger. In addition, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 and accept the merger consideration offered pursuant to the merger agreement as described above.

If a holder of LPS common stock desires to exercise appraisal rights in accordance with Section 262, such stockholder must not vote in favor of the merger proposal and must strictly comply with the procedures set forth in Section 262. Failure to comply with all of the procedures set forth in Section 262 will result in the loss of a stockholder’s statutory appraisal rights. In view of the complexity of Section 262, stockholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The foregoing is a brief summary of Section 262 that sets forth the procedures for demanding statutory appraisal rights. This summary is qualified in its entirety by reference to Section  262, a copy of the text of which is attached hereto as Annex D.

Litigation Related to the Merger

On May 31, 2013, two putative LPS stockholders filed an amended complaint in a derivative action, captioned Wheatley v. Carbiener, et al., Case No. 16-2011-CA-000925-XXXX-MA, pending in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida, to assert putative class action claims against LPS, the members of the LPS board of directors, FNF and THL (the “Wheatley Action”). Also on May 31, 2013, a second putative stockholder class action complaint, captioned Orlando Police Pension Fund v. Kennedy, et al., Case No. 2013-CA-5607, was filed in the Circuit Court of the Fourth Judicial Circuit in and for Duval County, Florida against LPS, the members of the LPS board of directors, FNF and Merger Sub (the “Orlando Police Action”). On June 3, 2013, a third putative stockholder class action complaint, captioned Pruitt v. Lender Processing Services, Inc., et al., C.A. No. 8622-VCL, was filed in the Court of Chancery of the State of Delaware against LPS, the members of the LPS board of directors, FNF and Merger Sub (the “Pruitt Action”). On August 7, 2013, a putative LPS stockholder filed an amended complaint in a derivative action, captioned Hill v. Kennedy, et al., C.A. No. 8305-CS, pending in the Court of Chancery of the State of Delaware, to assert putative class claims against LPS and the members of the LPS board of directors (the “Hill Action”). On August 26, 2013, the Florida court entered an order providing for, among other things, (i) the consolidation of the Wheatley Action and the Orlando Police Action under the caption In re Lender Processing Services, Inc. Shareholder Litigation, Case No. 16-2011-CA-000925-XXXX-MA (Cir. Ct., 4th Judicial Cir., Duval Cnty., Fla.) (the “Consolidated Florida Action”), and (ii) the appointment of Lead Plaintiffs and Lead Counsel in the Consolidated Florida Action. On September 23, 2013, the Lead Plaintiffs filed a Second Amended Verified Derivative and Class Action Complaint (the “Consolidated Florida Complaint”), which alleges, among other things, that (i) the members of the LPS board breached their fiduciary duties to LPS’ stockholders by entering into the merger agreement and (ii) the Form S-4 Filed by FNF with the SEC on August 29, 2013 is materially incomplete and/or omitted certain information. The Consolidated Florida Complaint alleges that FNF and THL aided and abetted the members of the LPS board in breaching their fiduciary duties. The Consolidated Florida Complaint seeks, among other things, to enjoin the transactions contemplated by the merger agreement. On September 27, 2013, the Plaintiffs in each of the Pruitt Action and the Hill Action filed notices of voluntary dismissal of the complaints in those actions without prejudice. On October 31, 2013, the Plaintiffs in the Consolidated Florida Action filed a Motion for Preliminary Injunction, which requests that the Court preliminarily enjoin the transactions contemplated by the merger agreement.

The defendants believe that the Consolidated Florida Complaint is without merit and intend to vigorously defend it.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement, which is attached as Annex A to this proxy statement/prospectus and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. FNF and LPS encourage you to carefully read the merger agreement in its entirety before making any decisions regarding the merger, including approval of the merger proposal, as it is the legal document governing the merger.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. Factual disclosures about FNF, LPS or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about FNF, LPS or their respective subsidiaries or affiliates contained in the merger agreement and described in this summary. The representations, warranties and covenants made in the merger agreement by FNF, LPS and Merger Sub were qualified and subject to important limitations agreed to by FNF, LPS and Merger Sub in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC and in some cases were qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

The merger agreement provides that, on the terms and subject to the conditions set forth in the merger agreement and in accordance with the DGCL, at the effective time of the merger, Merger Sub, a Delaware corporation and newly formed subsidiary of FNF, will merge with and into LPS. Following the effective time of the merger, the separate corporate existence of Merger Sub will cease, and LPS will continue as the surviving corporation in the merger as a subsidiary of FNF.

Completion of the Merger

Unless the parties agree otherwise, the closing of the merger will take place on the second business day after the satisfaction or waiver of all of the closing conditions set forth in the merger agreement, other than those conditions that, by their terms, are to be satisfied at the closing of the merger (but subject to the satisfaction or waiver of those conditions); provided that, notwithstanding the satisfaction or waiver of all of the closing conditions, if the fifteen-business day marketing period provided for by the terms of the merger agreement has not ended at the time of the satisfaction or waiver of all of the closing conditions, the closing of the merger will take place on the earlier to occur of any business day during such marketing period specified by FNF on not less than two business days’ notice to LPS or the first business day following the final day of such marketing period, or on such other date agreed to by the parties. The merger will be effective when the parties file a certificate of merger with the Secretary of State of the State of Delaware, or at such later time as the parties agree and specify in the certificate of merger.

Merger Consideration

Under the terms of the merger agreement it was agreed that, at the effective time of the merger, each outstanding share of LPS common stock (other than (i) shares owned by LPS, its subsidiaries, FNF or Merger Sub and (ii) shares in respect of which appraisal rights have been properly exercised and perfected under Delaware law) would be converted into the right to receive (i) $16.625 in cash (as the same may be increased according to the terms set forth below), without interest, and (ii) the number of shares of FNF common stock equal to the exchange ratio (as defined below).

Under the terms of the merger agreement, FNF had the option, by providing written notice (referred to as the “adjustment notice”) to LPS on or before the date that is three trading days prior to the anticipated effective date of this proxy statement/prospectus (referred to as the “adjustment determination date”) to increase the cash portion of the merger consideration by up to $16.625 (the amount by which FNF elects to increase the cash portion of the merger consideration is referred to as the “increased cash consideration”) with a corresponding decrease in the stock portion of the merger consideration. The adjustment notice was required to include, on a per share of LPS common stock basis, the amount of the increased cash consideration, FNF’s calculation of the exchange ratio (as of the date of the adjustment notice) and evidence reasonably satisfactory to LPS that the conditions set forth below have been satisfied. The adjustment notice was required to be accompanied by a certificate signed on behalf of FNF by an executive officer thereof to the effect that the conditions set forth below have been satisfied.

On June 19, 2013, FNF notified LPS pursuant to an adjustment notice that it was exercising its option to increase the cash portion of the merger consideration by $5.678 per share of LPS common stock, or from $16.625 per share of LPS common stock to $22.303 per share of LPS common stock, and correspondingly decrease the stock portion of the merger consideration. On October 24, 2013, FNF notified LPS pursuant to an adjustment notice that it was exercising its option to further increase the cash portion of the merger consideration by an additional $5.799 per share of LPS common stock, or from $22.303 per share of LPS common stock to $28.102 per share of LPS common stock and correspondingly decrease the stock portion of the merger consideration.

After giving effect to the increase in the cash portion of the merger consideration to $28.102 per share of LPS common stock and the related decrease in the stock portion of the merger consideration, if the average of the volume weighted averages of the trading prices of FNF common stock during the ten trading day period ending on (and including) the third trading day prior to the closing of the merger (which we refer to as the “average FNF stock price”) is:

(i)	greater than $26.763, the exchange ratio will be an amount equal to the quotient of (a) (x) the product of (1) 0.65224 multiplied by (2) the average FNF stock price minus (y) $11.477 divided by (b) the average FNF stock price;

(ii)	between $24.215 and $26.763, the exchange ratio will be 0.20197;

(iii)	between $20.000 and $24.215, the exchange ratio will adjust so that the value of the stock portion of the consideration is fixed (based on the average FNF stock price) at $4.891 per share of LPS common stock; and

(iv)	less than $20.000, the exchange ratio will be 0.24455.

FNF can no longer further alter the consideration mix.

FNF will not issue fractional shares of FNF common stock pursuant to the merger agreement. Instead, each LPS stockholder will be entitled to receive a cash payment in lieu of any fractional shares of FNF common stock it otherwise would have received pursuant to the merger equal to the product obtained by multiplying (A) the fractional share interest to which such holder would otherwise be entitled (taking into account all shares of LPS common stock held by such holder) by (B) the average FNF stock price.

The merger consideration will be adjusted appropriately to reflect the effect of any stock split, reverse stock split, stock dividend, extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other similar event with respect to the shares of either FNF common stock or LPS common stock prior to the effective time of the merger.

Representations and Warranties

The merger agreement contains representations and warranties made by LPS to FNF and Merger Sub and by FNF and Merger Sub to LPS. Certain of the representations and warranties in the merger agreement are subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or would result in a material adverse effect). In addition, certain of the representations and warranties in the merger agreement are subject to knowledge qualifications, which means that those representations and warranties would not be deemed untrue, inaccurate or incorrect as a result of matters of which certain officers of the party making the representation did not have actual knowledge.

The merger agreement provides that a “material adverse effect” means, with respect to a party, any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate, is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of such party and its subsidiaries, taken as a whole, or that prevents or materially impairs or delays the ability of such party to consummate the merger or the other transactions contemplated by the merger agreement. However, no change, effect, event, occurrence, circumstance or state of facts relating to the following will be taken into account in determining whether there has been a material adverse effect:

•	the economy in general;

•	the economic, business, industry or financial environment generally affecting the industry in which such party operates;

•	the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world;

•	any change in a such party’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a material adverse effect has occurred unless otherwise excluded from the definition of material adverse effect);

•	changes following the date of the merger agreement in law, legislative or political conditions or policy or practices of any governmental entity;

•	changes following the date of the merger agreement in applicable accounting regulations or principles or interpretations thereof;

•	any effects arising from the consent order, dated April 13, 2011 by and among the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, LPS, LPS Default Solutions, Inc. and DocX, LLC, or any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2011 by such party and publicly available prior to the date of the merger agreement, in either case including the outcome or settlement of any of the foregoing;

•	an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis;

•	the announcement or pendency of the merger agreement or the closing of the merger; or

•	actions (or omissions) taken (or not taken) with the consent of the other party or as required to comply with the merger agreement.

except, with respect to the first, second, fifth and eighth bullet points above, to the extent that any such change, effect, event, occurrence, circumstance or state of facts has had or would reasonably be expected to have a disproportionate effect on such party and its subsidiaries relative to other companies in the same industry as such party. Further, any effects arising from the consent order referenced above are not exempted from a determination of a material adverse effect with respect to FNF.

In the merger agreement, LPS has made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	ownership of subsidiaries;

•	capitalization and indebtedness, including the number of shares of LPS common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform LPS’ obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against LPS;

•	the declaration of advisability of the merger agreement by the LPS board of directors, and the approval of the merger agreement and the merger by the LPS board of directors;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of LPS entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the required vote of LPS stockholders to adopt the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2011 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of LPS financial statements filed with the SEC since January 1, 2011 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since March 31, 2013, and the absence of a material adverse effect or other certain changes since March 31, 2013;

•	absence of certain litigation and governmental orders;

•	compliance with certain material contracts;

•	compliance with applicable laws and permits;

•	labor and employment matters;

•	employee benefit matters, including matters related to employee benefit plans;

•	tax matters;

•	title to owned and leased real property

•	intellectual property;

•	environmental matters;

•	insurance coverage;

•	inapplicability of state takeover statutes to the merger agreement and the merger;

•	broker’s fees payable in connection with the merger;

•	the receipt of opinions from LPS’ financial advisors; and

•	matters relating to LPS’ title insurance business.

In the merger agreement, FNF and Merger Sub have made representations and warranties regarding, among other things:

•	due organization, valid existence, good standing and corporate power;

•	capitalization and indebtedness, including the number of shares of FNF common stock, stock options and other equity-based awards outstanding;

•	corporate authority to execute and deliver, to perform FNF’s obligations under, and to consummate the transactions contemplated by, the merger agreement, and the enforceability of the merger agreement against FNF;

•	the declaration of advisability of the merger agreement by the FNF board of directors, and the approval of the merger agreement and the merger by the FNF board of directors;

•	the absence of violations of, or conflicts with, organizational documents, applicable law and certain contracts as a result of FNF entering into the merger agreement and consummating the merger and the other transactions contemplated by the merger agreement;

•	the governmental consents and approvals required in connection with the transactions contemplated by the merger agreement;

•	the proper filing of documents with the SEC since January 1, 2011 and the accuracy of the information contained in those documents;

•	the conformity with generally accepted accounting principles of FNF’s financial statements filed with the SEC since January 1, 2011 and the absence of undisclosed liabilities;

•	internal controls over financial reporting and disclosure controls and procedures;

•	accuracy of information supplied or to be supplied for inclusion in this proxy statement/prospectus;

•	the conduct of business in all material respects in the ordinary course of business since March 31, 2013, and the absence of a material adverse effect since March 31, 2013;

•	the validity and enforceability of the debt and equity commitment letters FNF entered into in connection with the merger and the sufficiency of funds to consummate the merger;

•	ownership, operations and assets of Merger Sub;

•	absence of ownership of LPS common stock;

•	absence of certain litigation and governmental orders;

•	compliance with applicable laws and permits;

•	voting requirements with respect to the FNF stock issuance (if applicable);

•	inapplicability of state takeover statutes to the merger agreement or merger;

•	broker’s fees payable in connection with the merger;

•	the receipt of opinions from J.P. Morgan and BofA Merrill Lynch; and

•	the solvency of FNF and the surviving corporation after the closing of the merger;

•	the absence of certain arrangements between FNF and Merger Sub, on the one hand, and LPS’ management or directors, on the other hand.

Conduct of Business

Each of LPS and FNF has agreed to certain covenants in the merger agreement restricting the conduct of its business between the date of the merger agreement and the effective time of the merger.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by FNF (which consent may not be unreasonably withheld or delayed), LPS has agreed to and has agreed to cause each of its subsidiaries to (i) conduct its business in the ordinary course, (ii) use its reasonable best efforts to preserve its business organizations intact, (iii) keep available the services of its current officers and employees and (iv) preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and other significant business associates.

In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by FNF (which consent may not be unreasonably withheld or delayed), LPS has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, other than (i) dividends or distributions of a wholly owned subsidiary to its parent and (ii) regular quarterly cash dividends on LPS common stock not to exceed $0.10 per share of LPS common stock;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	purchase, redeem or otherwise acquire any shares of its or its subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (i) the acquisition by LPS of shares of LPS common stock in connection with the surrender of shares of LPS common stock by holders of stock options in order to pay the exercise price of such LPS stock options, (ii) the withholding of shares of LPS common stock to satisfy tax obligations with respect to awards granted pursuant to LPS stock plans, (iii) the acquisition by the trustee of the LPS 401(k) plan of shares of LPS common stock to satisfy participant elections under the LPS 401(k) plan, (iv) the acquisition by LPS of LPS stock options and shares of LPS restricted stock in connection with the forfeiture of such awards and (v) in connection with the exercise of rights under the LPS ESPP, in each case that are outstanding as of the date of the merger agreement and in accordance with their present terms;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests) to acquire any such equity interests, other than (i) upon the exercise of LPS stock options that are outstanding as of the date of the merger agreement, and (ii) (x) rights under the LPS ESPP to cause LPS to acquire shares of LPS common stock and (y) rights of participants under the LPS 401(k) plan to cause the trustee thereof to acquire shares of LPS common stock to satisfy participant elections thereunder, in each case in accordance with their present terms;

•	amend the certificate of incorporation or bylaws of LPS or the comparable organizational documents of any subsidiary;

•

merge or consolidate with, or purchase an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, if (i) the aggregate amount of the consideration paid or transferred by LPS and its subsidiaries in connection with all such transactions would exceed

$15 million, other than any such action solely between or among LPS and its subsidiaries or (ii) such action involves the acquisition of a title plant from a third party;

•	sell, license, lease, transfer, assign or otherwise dispose of any of its properties, rights or assets (including capital stock of any subsidiary), other than (i) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (ii) the non-exclusive licensing or sublicensing of intellectual property in the ordinary course of business consistent with past practice, (iii) leases and subleases of owned and leased real property, and voluntary terminations or surrenders of real property leases, in each case, in the ordinary course of business consistent with past practice and (iv) the settlement of claims permitted under the merger agreement;

•	pledge, encumber or otherwise subject to a lien (except as otherwise permitted by the merger agreement) any of its properties, rights or assets (including capital stock of any subsidiary), other than in the ordinary course of business consistent with past practice under LPS’ existing credit facilities;

•	(i) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any of the debt securities of LPS or any of its subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of LPS and its subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person other than (x) borrowings in the ordinary course of business under LPS’ existing credit facilities and in respect of letters of credit and (y) prepayments of indebtedness in the ordinary course of business consistent with past practice without prepayment premium or penalty; or (ii) make any loans, advances or capital contributions to, or investments in, any other person, other than (x) to any of LPS’ subsidiaries, (y) as permitted by the merger agreement or (z) advances of business and travel expenses to employees or advances to customers in the ordinary course of business consistent with past practice;

•	make any capital expenditures that, in the aggregate, exceed 105% of the aggregate amount of expenditures provided for in the LPS 2013 capital expenditures plan provided to FNF in writing prior to the date of the merger agreement; provided that LPS shall not take any action that is intended to materially accelerate the timing of any such expenditures from one fiscal quarter to an earlier fiscal quarter;

•	settle any material claim, investigation, proceeding or litigation, in each case made or pending against LPS or any of its subsidiaries, other than settlements of claims, investigations, proceedings or litigation (other than those initiated by a governmental entity) in the ordinary course of business consistent with past practice for an amount not in excess of the amount reflected or reserved therefore in the most recent financial statements (or the notes thereto) of LPS included in LPS’ filed SEC documents;

•	make any non-monetary settlement of claims, investigations, proceedings or litigation, other than settlements that would not (i) materially impair the operations of LPS and its subsidiaries, taken as a whole, and (ii) after the closing of the merger, would not reasonably be expected to materially impair the operations of LPS and its subsidiaries or the operations of FNF and its subsidiaries, taken as a whole; provided, however, that prior to entering into any non-monetary settlement, LPS shall provide FNF prior notice and an opportunity to comment on such settlement;

•	except as required pursuant to the terms of any LPS benefit plan or LPS benefit agreement, in each case, in effect on the date of the merger agreement or entered into, amended or modified after the date of the merger agreement in a manner not in contravention of the merger agreement:

•

grant to any current or former director, officer or employee of LPS or any of its subsidiaries any increase in compensation, other than (i) increases in the ordinary course of business consistent with past practice to active employees (other than employees with annual target cash compensation in excess of $250,000) that are not material on an individual basis or (ii) the payment of earned but unpaid bonuses;

•	grant to any current or former director, officer or employee of LPS or any of its subsidiaries any increase in severance or termination pay or enter into any severance, termination or similar agreement with any such director, officer or employee;

•	enter into any employment, consulting or similar agreement with any current or former director, officer or employee of LPS or any of its subsidiaries with annual target cash compensation in excess of $250,000;

•	establish, adopt, enter into or amend in any material respect any collective bargaining agreement, benefit plan or benefit agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be benefit plan or benefit agreement if it were in existence as of the date of the merger agreement, in any case other than as would be permitted to be entered into pursuant to the merger agreement;

•	take any action to accelerate the time of payment or vesting of any compensation or benefits under any benefit plan or benefit agreement;

•	loan or advance any money or other property to any current or former director, officer or employee of LPS or any of its subsidiaries (other than advances of business and travel expenses); or

•	hire any new employee into or promote any active employee to, in either case, a position that would constitute an executive officer position at LPS or any of its subsidiaries (or would otherwise entitle the employee to a target cash compensation level in excess of $400,000), except as permitted by the merger agreement;

•	make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations, other than as required by GAAP or any similar organization, or by law;

•	make any material tax election, file any material amended tax return, change any annual tax accounting period, enter into any closing agreement, settle or compromise any proceeding with respect to any material tax claim or assessment relating to LPS or any of its subsidiaries, or surrender any right to claim a material refund of taxes, other than in the ordinary course of business consistent with past practice;

•	enter into any new line of business;

•	materially amend or modify its risk management policies other than in the ordinary course of business consistent with past practice;

•	amend, cancel, terminate or waive any material provision of any contract specified in the merger agreement, other than in the ordinary course of business, or enter into or renew any agreement or binding obligation, that (i) would be a contract specified in the merger agreement, other than in the ordinary course of business consistent with past practice, or (ii) is with any broker, investment banker, financial advisor or other advisor described in the merger agreement;

•	agree or consent to any agreement or material modifications of any existing agreements with any governmental entity that materially impairs the operations of LPS and its subsidiaries taken as a whole;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

•	let lapse, fail to maintain, abandon or cancel any material intellectual property; or

•	authorize any of, or commit or agree to take any of the actions prohibited by any of the conduct of business covenants described above.

Prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by LPS (which consent may not be unreasonably withheld or delayed), FNF has agreed to and has agreed to cause each of its subsidiaries to (i) conduct its business in the ordinary course, (ii) use its reasonable best efforts to preserve its business organizations intact, (iii) keep available the services of its current officers and employees and (iv) preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and other significant business associates.

In addition, prior to the closing of the merger, subject to certain agreed upon exceptions or except as consented to in writing by LPS (which consent may not be unreasonably withheld or delayed), FNF has agreed not to and has agreed to cause each of its subsidiaries not to:

•	declare, set aside or pay any dividends or make any other distributions in respect of its capital stock, other than (i) dividends or distributions of a wholly owned subsidiary to its parent and (ii) regular quarterly cash dividends on FNF common stock not to exceed $0.16 per share of FNF common stock, subject to increase in the ordinary course of business consistent with past practice;

•	split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

•	issue, deliver, sell, pledge, dispose of, encumber or subject to any lien any shares of its capital stock or other equity interests (or any securities convertible into, exercisable or exchangeable for equity interests) to acquire, any such equity interests, other than (i) upon the exercise of FNF stock options that are outstanding as of the date of the merger agreement, and (ii) (x) rights under the FNF employee stock purchase plan to cause FNF to acquire shares of FNF common stock and (y) rights of participants under the FNF 401(k) Plan to cause the trustee thereof to acquire shares of FNF common stock to satisfy participant elections thereunder, in each case in accordance with their present terms, and (iii) the issuance or grant of FNF stock options and FNF restricted stock in the ordinary course of business;

•	amend the certificate of incorporation or bylaws of FNF or the comparable organizational documents of any subsidiary of FNF, except in the case of any the organizational documents of Merger Sub, to the extent any such amendment is necessary to consummate the merger;

•	make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of FNF, other than as required by GAAP or any similar organization or by law;

•	adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

•	authorize any of, or commit agree to take any of the actions prohibited by any of the conduct of business covenants described above.

Solicitation of Alternative Proposals

Under the terms of the merger agreement, until 5:00 p.m., New York City time, on July 7, 2013 (such period referred to as the “go-shop period”), LPS was permitted to:

•	solicit, initiate and encourage takeover proposals (as defined below, and with the percentage set forth in the definition thereof changed from 15% to 50%) from third parties, including by providing access to non-public information (subject to LPS entering into a customary confidentiality agreement containing confidentiality provisions no less favorable to LPS, in the aggregate, than those set forth in the confidentiality agreement between LPS and FNF with each recipient before providing such non-public information); provided, that LPS must concurrently provide to FNF any material non-public information concerning LPS or its subsidiaries that is to be provided to any person given such access which was not previously provided to FNF; and

•

enter into, engage in and maintain discussions or negotiations with any third party with respect to takeover proposals (with the percentage set forth in the definition thereof changed from 15% to 50%),

or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations or the making of any such takeover proposal.

The merger agreement further provides that, except with respect to a takeover proposal from an excluded party (as defined below) received prior to the end of the go-shop period, from and after the end of the go-shop period and until the effective time of the merger, LPS may not, and must cause its subsidiaries and their respective representatives not to, directly or indirectly:

•	solicit, initiate or knowingly encourage the submission of any takeover proposal;

•	engage in any discussions or negotiations with respect to any takeover proposal; or

•	otherwise cooperate with or assist or participate in, or facilitate any takeover proposal.

Except as permitted with respect to an excluded party or by the terms of the merger agreement described below, upon the end of the go-shop period LPS was required to (i) immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation of or with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any such inquiries, proposals, discussions or negotiations with any person or group of persons previously conducted by LPS, its subsidiaries or any of their respective representatives with respect to any takeover proposal and (ii) use commercially reasonable efforts to cause all confidential information provided by or on behalf of LPS, any of its subsidiaries or any of their respective representatives to such person or group of persons be returned or destroyed.

Notwithstanding these restrictions, the merger agreement provides that, if at any time following the end of the go-shop period and prior to the LPS stockholders voting in favor of the merger proposal, (i) LPS receives a written takeover proposal from a third party that the LPS board of directors determines in good faith to be bona fide, (ii) the LPS board of directors determines in good faith, after consultation with LPS’ financial advisor and outside legal counsel, that such takeover proposal constitutes or would reasonably be expected to result in a superior proposal (as defined below), (iii) after consultation with its outside legal counsel, the LPS board of directors determines in good faith that failing to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law and (iv) there has been no material breach of the non-solicitation obligations set forth in the merger agreement in connection with such takeover proposal, then LPS may furnish information with respect to LPS and its subsidiaries to the person making such takeover proposal and engage in discussions or negotiations with such person regarding such takeover proposal; provided, that LPS (a) may not, and may not allow its subsidiaries or its or their representatives to, disclose any non-public information to such person without first entering into a customary confidentiality agreement containing confidentiality provisions no less favorable to LPS, in the aggregate, than those set forth in the confidentiality agreement between LPS and FNF with such person, and (b) will concurrently provide to FNF any material non-public information concerning LPS or its subsidiaries to be provided to such other person which was not previously provided to FNF.

The merger agreement provides that, as promptly as practicable after the end of the go-shop period, but in no event more than 24 hours following the end of the go-shop period, the LPS board of directors must reaffirm its recommendation that the LPS stockholders adopt the merger agreement and LPS must (i) notify FNF in writing of the identity of each person, if any, that the LPS board of directors has determined to be an excluded party and (ii) provide FNF with the material terms and conditions of each takeover proposal received from any excluded party. From and after the end of the go-shop period, LPS must, as promptly practicable, but in any event within 24 hours, notify FNF, orally and in writing, in the event that LPS, any of its subsidiaries or any of their respective representatives receives (A) any takeover proposal or (B) any request for non-public information relating to LPS or any of its subsidiaries in furtherance of a takeover proposal and, in each case, must include in such notice a copy of such takeover proposal or request (or, where no such copy exists or is available, a written description thereof that includes the material terms and conditions thereof), including the identity of the person making such takeover proposal or request. LPS has agreed to keep FNF reasonably informed on a prompt basis of the status of any such takeover proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such takeover proposal or request (including any material changes thereto).

For purposes of the merger agreement, “takeover proposal” means any inquiry, proposal or offer from any person or group of persons relating to (i) any direct or indirect acquisition or purchase in any manner of 15% or more of the consolidated total assets of LPS and its subsidiaries, taken as a whole or 15% or more of outstanding shares of LPS common stock, (ii) any tender offer or exchange offer, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of LPS common stock or (iii) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving LPS or any of its subsidiaries that would result in any person or group (or the stockholders of any person) owning, directly or indirectly, (a) 15% or more of any class of equity securities of LPS or of the surviving entity in a merger or the resulting direct or indirect parent of LPS or such surviving entity or (b) businesses or assets that constitute 15% or more of the consolidated revenues, net income or total assets of LPS and its subsidiaries.

For purposes of the merger agreement, “excluded party” means any person or group of persons, together with any other persons that join such person or group of persons, provided that such persons who were members of such group immediately prior to the end of the go-shop period constitute at least 50% of the equity financing of such group at all times following the end of the go-shop period, (1) from whom LPS has received, after the execution of the merger agreement and prior to the end of the go-shop period, a bona fide written takeover proposal (with the percentage set forth in the definition thereof changed from 15% to 50%), and (2) with respect to which (a) the LPS board of directors has determined in good faith that such takeover proposal is bona fide and (b) the LPS board of directors has determined in good faith, after consultation with LPS’ financial advisor and outside legal counsel, that such takeover proposal constitutes or would reasonably be expected to result in a superior proposal (as defined below).

For purposes of the merger agreement, “superior proposal” means any bona fide takeover proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing that the LPS board of directors determines in good faith is reasonably likely to be consummated and that is on terms which the LPS board of directors determines in good faith (after consultation with LPS’ financial advisor and outside counsel) would be more favorable to the stockholders of LPS from a financial point of view than the merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of the merger agreement (including any changes to the financial and other terms of the merger agreement proposed by FNF to LPS within five business days of FNF’s receipt of notice from LPS of such proposal in response to such proposal or otherwise).

Change in LPS Board Recommendations

LPS has agreed under the merger agreement to, through the LPS board of directors, recommend to LPS stockholders the adoption of the merger agreement, include such recommendation in this proxy statement/prospectus and use its reasonable best efforts to obtain from LPS stockholders the approval of the merger agreement.

LPS has also agreed under the merger agreement, subject to certain exceptions described below, that neither the LPS board of directors nor any committee thereof will (i) withdraw (or modify or qualify in a manner adverse to FNF), or publicly propose to withdraw (or modify or qualify in a manner adverse to FNF), the approval, recommendation or declaration of advisability by the LPS board of directors or any such committee of the merger agreement or the merger or recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any takeover proposal (any such action referred to as an “LPS adverse recommendation change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit LPS or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any takeover proposal (other than a confidentiality agreement entered into pursuant to the solicitation provisions of the merger agreement).

Notwithstanding the foregoing restrictions, at any time prior to obtaining the LPS stockholders’ approval of the merger proposal, the LPS board of directors may, if it determines in good faith (after consultation with LPS’ financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable law, (x) make an LPS adverse recommendation change in response to a superior proposal or intervening event (as defined below) or (y) so long as LPS has complied in all material respects with the non-solicitation obligations set forth in the merger agreement, cause LPS to terminate the merger agreement and, concurrently with or immediately after such termination, cause LPS to enter into an alternative acquisition agreement. However, (1) no LPS adverse recommendation change may be made and (2) no termination of the merger agreement pursuant to the preceding sentence may be made, until after the fifth business day following FNF’s receipt of written notice from LPS advising FNF that the LPS board of directors intends to (x) in the case of clause (1) above, make an LPS adverse recommendation change (referred to as a “notice of adverse recommendation”) or (y) in the case of clause (2) above, terminate the merger agreement pursuant to the preceding sentence (referred to as a “notice of superior proposal”) and specifying the reasons therefor, including, (i) if the basis of the proposed action by the LPS board of directors is a superior proposal, the material terms and conditions of such superior proposal (including the identity of the person making such superior proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such superior proposal and the documents with respect to any financing of such superior proposal) or (ii) if the basis of the proposed action by the LPS board of directors is an intervening event, a description of the intervening event and, unless LPS has:

•	during the five business day period after providing such notice and prior to taking such action (and any additional period related to a revision to the superior proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with FNF in good faith (to the extent FNF desires to negotiate) with respect to proposed adjustments to the terms and conditions of the merger agreement so that such superior proposal ceases to constitute a superior proposal (or, in the case of a notice of adverse recommendation that is not related to a superior proposal, so that the failure to make such LPS adverse recommendation change is no longer inconsistent with the LPS board of directors’ fiduciary duties to stockholders under applicable law); and

•	prior to or concurrently with a termination of the merger agreement pursuant to clause (y) above, paid the applicable termination fee described under “—Termination Fees and Expenses; Liability for Breach” below.

In the event of any revisions to the superior proposal, LPS must deliver a new notice of superior proposal to FNF and to again comply with the requirements set forth above with respect to such new superior proposal (except that references to the five business day period will, after the expiration of the initial five business day period, be deemed to be references to a two business day period). LPS has agreed that any violation of the non-solicitation obligations set forth in the merger agreement by LPS, any of its subsidiaries or any of their respective representatives will be deemed to be a material breach of the merger agreement by LPS. In determining whether to make an LPS adverse recommendation change or to cause LPS to so terminate the merger agreement pursuant to the terms set forth above, the LPS board of directors must take into account any changes to the financial and other terms of the merger agreement proposed by FNF to LPS in response to a notice of adverse recommendation or notice of superior proposal.

For purposes of the merger agreement, an “intervening event” means, with respect to either LPS or FNF, a material event or circumstance that was not known or reasonably foreseeable to the board of directors of such party on the date of the merger agreement (or if known, the consequences of which were not known to or reasonably foreseeable by such board of directors on the date of the merger agreement), which event or circumstance, or any consequence thereof, becomes known to such board of directors prior to the time at which such party receives the relevant approval of its stockholders in connection with the merger agreement. The following shall not constitute an intervening event: (1) any failure to arrange or receive the financing, or (2)  any change in, or event or condition generally affecting, the industry in which LPS or FNF operates.

Efforts to Obtain Required Stockholder Vote

LPS must, as promptly as reasonably practicable following the effectiveness of this proxy statement/prospectus, establish a record date for, duly call, give notice of, convene and hold the LPS stockholders meeting and submit the merger agreement to its stockholders for adoption, for the purpose of obtaining the merger approval; provided that LPS shall be under no obligation to take such actions prior to the end of the go-shop period. Subject to the ability of the LPS board of directors to make an LPS adverse recommendation change, LPS is required to, through the LPS board of directors, recommend to its stockholders adoption of the merger agreement and include such recommendation in this proxy statement/prospectus and use reasonable best efforts to obtain from the LPS stockholders the approval of the merger proposal. Under the terms of the merger agreement, LPS must adjourn or postpone the LPS stockholders meeting (i) after consultation with FNF, to the extent necessary to ensure that any required supplement or amendment to this proxy statement/prospectus is provided to the LPS stockholders within a reasonable amount of time in advance of the LPS stockholders meeting or (ii) if, as of the date of the LPS stockholders meeting, there are insufficient shares of LPS common stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the LPS stockholders meeting. Unless the merger agreement is validly terminated in accordance with it terms, LPS must submit the merger agreement to its stockholders for adoption at the LPS stockholders meeting even if the LPS board of directors has made an LPS adverse recommendation change.

Efforts to Complete the Merger

LPS and FNF have each agreed to use their reasonable best efforts to, and to cause their respective affiliates to use their reasonable best efforts to:

•	take all actions necessary to cause the closing conditions in the merger agreement to be satisfied as promptly as practicable;

•	take all actions necessary to comply with all orders, decrees and requests imposed by governmental entities in connection with the merger;

•	obtain all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from governmental entities and make all necessary registrations, declarations and filings (including filings under the HSR Act) applicable to the transactions contemplated by the merger agreement and other registrations, declarations and filings with, or notices to, governmental entities (including (i) the NYSDFS, (ii) except to the extent that an applicable exemption applies, CDI, and (iii) certain other state regulatory authorities and take all steps as may be necessary to obtain an approval or waiver from, or to avoid a claim, action, suit, proceeding or investigation by, any governmental entity;

•	subject to certain exceptions, obtain all consents, approvals and waivers from third parties reasonably requested by FNF in connection with the merger;

•	execute and deliver any additional instruments necessary to consummate the merger;

•	respond to any request for additional information received by any of the parties from any governmental entity in connection with the merger as promptly as reasonably practicable;

•	take all action necessary to ensure that no state takeover statute is or becomes applicable to the merger agreement or the merger, and if any state takeover statute becomes applicable, take all action necessary to minimize the effect of such statute or regulation and ensure that the merger may be consummated as promptly as practicable on the terms contemplated by the merger agreement; and

•	keep each other reasonably apprised of the status of matters relating to the completion of the merger, including promptly furnishing the other with copies of notices or other substantive communications received from any third party or governmental entity with respect to the regulatory consents described above and, to the extent reasonably practicable, permit the other party to review in advance any proposed substantive written communication by such party to any governmental entity with respect to such consents or approvals, and to consider in good faith the other party’s reasonable comments on any such proposed substantive written communications prior to their submission.

In connection with the agreements described above, LPS, FNF and Merger Sub have each agreed to use its reasonable best efforts to resolve or eliminate objections or impediments asserted by a governmental entity or other person with respect to the merger.

The foregoing obligations are subject to certain exceptions and limitations, including that neither LPS nor any of its subsidiaries shall, without FNF’s written consent, and neither FNF nor any of its affiliates shall be required to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or FNF’s or the surviving corporation’s or any of their subsidiaries’ ability to retain any of the business or assets of FNF or any of its subsidiaries that are material to FNF and its subsidiaries, taken as a whole, or any businesses or assets of LPS or any of its subsidiaries that would reasonably be expected to, individually or in the aggregate, result in a material adverse effect on LPS and its subsidiaries, taken as a whole.

Governance Matters After the Merger

As of the effective time of the merger, the directors of Merger Sub immediately prior to the effective time will be the directors of LPS, and the officers of LPS immediately prior to the effective time will be the officers of LPS.

Employee Benefits Matters

The merger agreement requires that, from the effective time of the merger and until the six-month anniversary thereof or, if later, June 30, 2014, FNF must provide each continuing employee with (A) annual base compensation and annual or quarterly (as applicable) cash incentive opportunities (as a percentage of base salary) that are no less favorable in the aggregate than the annual base compensation and cash incentive opportunities (other than equity compensation and defined benefit pension arrangements) provided to such continuing employees immediately prior to the effective time of the merger and (B) employee benefits that are substantially comparable in the aggregate to those provided to such continuing employees immediately prior to the effective time of the merger. Notwithstanding the foregoing, FNF will not have any obligation to issue, or to adopt any plans or arrangements providing for the issuance of, shares of capital stock or any other rights in respect of any shares of capital stock of any entity. FNF and LPS have agreed that, from and after the effective time of the merger, FNF will honor all obligations under employee benefit plans maintained by LPS, including all of LPS’ employment, severance, retention and termination plans, programs, policies and arrangements, in each case, in accordance with their terms as in effect immediately prior to the effective time of the merger, including with respect to any payments, benefits or rights arising as a result of the transactions contemplated by the merger agreement (either alone or in combination with any other event). The merger agreement will not be construed as (i) as a guarantee of continued employment of any employee of LPS, (ii) to prohibit FNF from having the right to terminate the employment of any employee of LPS, (iii) to prevent the amendment, modification or termination of any employee benefit plan maintained by LPS after the closing of the merger (in each case in accordance with the terms of the applicable employee benefit plan) or (iv) as an amendment or modification of the terms of any employee benefit plan of LPS.

FNF and LPS have also agreed that, with respect to each continuing employee:

•

with respect to all employee benefit plans maintained by FNF (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, and vesting (but excluding benefit accruals), each continuing employee’s prior service with LPS or any of its subsidiaries will be treated as service with FNF, to the extent such service was recognized under the comparable LPS employee benefit plan immediately prior to the closing; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service;

•	for purposes of each welfare benefit plan maintained by FNF in which any such continuing employee or his or her eligible dependents is eligible to participate after the merger, (i) FNF will waive any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable LPS benefit plan immediately prior to the merger and (ii) FNF will recognize or cause to be recognized the dollar amount of all co-payments, deductibles and similar expenses incurred by each continuing employee and his or her eligible dependents during the calendar year in which the merger occurs for purposes of satisfying such year’s deductible and co-payment limitations; and

•	for purposes of any of LPS’ benefit plans and arrangements containing a definition of “change in control” or “change of control”, the closing of the merger will be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional taxes” under Code Section 409A).

Indemnification and Insurance

The indemnification rights of any director, officer, employee or agent of LPS or any of its subsidiaries or predecessors provided for in any organizational document or other agreement that existed at or prior to the merger will survive the merger. The merger agreement requires FNF and the surviving corporation to jointly and severally indemnify any person who is or was an officer or director of LPS or any of its subsidiaries or predecessors for a period of six years after the merger.

LPS may (or at the request of FNF shall use commercially reasonable efforts to) obtain prepaid directors’ and officers’ liability insurance policies with respect to acts or omissions occurring at or prior to the merger for six years from the merger, on terms with respect to coverage and amounts no less favorable than those of LPS’ current policies. However, LPS, without the consent of FNF, may not expend greater than 250% of the annual premiums currently paid by LPS. If LPS does not obtain such a “tail” insurance policy, the merger agreement requires FNF to maintain for a period of six years after completion of the merger LPS’ current directors’ and officers’ liability insurance policies, or policies on terms with respect to coverage and amounts no less favorable than those of the current policies, with respect to acts or omissions occurring at or prior to completion of the merger. However, FNF will not be obligated to pay for annual coverage in excess of 250% of the annual premiums currently paid by LPS, but will still be required to provide such coverage as may be obtained without exceeding the cap.

Treatment of LPS Equity and Incentive Compensation Awards

Stock Options. Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is less than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, whether or not vested or exercisable, will be net exercised for whole and fractional shares of LPS common stock. The number of whole and fractional shares received upon exercise of a stock option will be equal to (A) the number of shares of LPS common stock subject to the stock option immediately prior to the effective time of the merger minus (B) the number of shares of LPS common stock with a fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) as of immediately prior to the effective time of the merger equal to the sum of (i) the aggregate exercise price of such stock option and (ii) any taxes required to be deducted and withheld under the Code and other applicable laws in connection with such net exercise. Whole shares will be treated as issued and outstanding as of immediately prior to the effective time of the merger and converted into the right to receive the merger consideration, without interest. Any fractional shares will be paid to the holder in cash, without interest, based on the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of LPS common stock as of immediately prior to the effective time of the merger. Each stock option outstanding and unexercised immediately prior to the effective time of the merger with a per share exercise price that is equal to or greater than the fair market value (as defined in LPS’ 2008 Omnibus Incentive Plan) of a share of LPS common stock as of such time, shall be canceled and terminated without consideration as of the effective time of the merger.

Restricted Stock. Unless otherwise agreed between the applicable holder and FNF and with the prior written consent of LPS, each restricted share outstanding immediately prior to the effective time of the merger will vest in full and become free of restrictions as of the effective time of the merger (assuming, in the case of restricted shares that are subject to performance-based vesting, attainment of all applicable performance goals at the target level). As of the effective time of the merger, each such restricted share will be canceled and converted into the right to receive (A) the merger consideration (without interest) and (B) an amount equal to the accumulated dividends with respect to such restricted share. Accumulated dividends will be paid in cash (without interest and subject to applicable withholding taxes) by LPS to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger. No merger consideration will be payable with respect to restricted shares subject to performance-based vesting and with respect to which the applicable performance period shall have ended prior to, and without regard to the occurrence of, the effective time of the merger without attainment of applicable performance goals, and each such restricted share will be forfeited without consideration immediately prior to the effective time of the merger.

Employee Stock Purchase Plan. All accumulated participant contributions and matching contributions (as such terms are defined in the LPS ESPP) will be used to purchase shares of LPS common stock immediately prior to the effective time of the merger in accordance with the terms of the LPS ESPP, and such shares of LPS common stock will be canceled at the effective time of the merger and converted into the right to receive the merger consideration (without interest). Matching contributions that are payable with respect to participant contributions made prior to the effective time of the merger and that would otherwise have been credited to each participant’s account following the effective time of the merger based on such participant’s continued employment following the effective time of the merger will be paid to the participant in cash, without interest as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger.

Cash Retention Incentive Awards. Each outstanding cash retention incentive award that is, by its terms, subject to performance-based and service-based vesting will vest in full immediately prior to the effective time of the merger and become free of restrictions. Applicable performance goals in respect of cash retention incentive awards that were subject to performance-based vesting were previously determined to have been attained at maximum level, though such awards continue to be subject to service-based vesting. At the effective time of the merger, the service-based vesting conditions in respect of each cash retention incentive award will be deemed to have been met and such award shall be canceled and the holder thereof will be entitled to receive a cash payment equal to the amount payable in respect thereof based on the previous attainment of the applicable performance objective at maximum level. Such cash payment will be paid as promptly as practicable following, but in no event later than ten business days after, the effective time of the merger, without interest. Each cash retention incentive award that is, by its terms, subject only to service-based vesting will vest in full and be payable no later than thirty days after the effective time of the merger.

Financing

FNF and Merger Sub have agreed to use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the financing for the merger as promptly as reasonably practicable on the terms and conditions described in the financing commitments, including using reasonable best efforts to (i) negotiate and enter into definitive agreements with respect to the financing contemplated by the debt commitment letter (referred to herein as “definitive agreements”), (ii) satisfy on a timely basis (or obtain waiver of) all conditions applicable to FNF or Merger Sub in the financing commitments or the definitive agreements, (iii) enforce its rights under the debt commitment letter at or prior to the closing and (iv) maintain in effect the financing commitments in accordance with the terms and conditions set forth in the financing commitments.

FNF has agreed to refrain from taking any action that would reasonably be expected to result in the failure of any of the conditions contained in the financing commitments or in any definitive agreement related to the debt financing. Furthermore, FNF’s obligation to consummate the merger is not conditioned upon the availability or consummation of the financing, the availability of any replacement financing or receipt of the proceeds therefrom. As such, FNF is obligated to close the merger even if the financing contemplated by the financing commitments is not available at the time of the closing.

Without the prior written consent of LPS, FNF may not enter into alternative financing arrangements for all or any portion of the financing contemplated by the financing commitments from the same and/or alternative financing sources if such alternative financing (i) contains additional or adversely modified conditions or other contingencies to the availability of the financing relative to those set forth in the financing commitments as of the date of the merger agreement (or, solely with respect to any revolving credit facility, to those set forth in FNF’s existing revolving credit facility or those set forth in the financing commitments in each case as of the date of the merger agreement), (ii) would otherwise reasonably be expected to prevent or materially impair or delay the funding of the financing on the closing date or the closing of the merger, (iii) adversely impact the ability of FNF or Merger Sub to enforce its rights against the other parties to the financing commitments or any definitive agreements or (iv) reduces the aggregate amount of equity financing set forth in the equity commitment letter (which was terminated on October 24, 2013) or the aggregate amount of the debt financing set forth in the debt commitment letter, in each case as of the date of the merger agreement unless replaced with an amount of new equity or debt financing on conditions no less favorable to LPS than the terms set forth in the financing commitments as of the date of the merger agreement (or, solely with respect to any revolving credit facility, to those set forth in FNF’s existing revolving credit facility or those set forth in the financing commitments in each case as of the date of the merger agreement).

LPS has agreed to provide, and to cause its subsidiaries to provide, and to request that their respective representatives provide, cooperation reasonably requested by FNF in connection with the arrangement of the debt financing, including, but not limited to, using reasonable best efforts to:

•	furnish information relating to LPS and its subsidiaries to FNF, Merger Sub and the financing sources (including information regarding the business, operations, financial projections and prospects of the surviving corporation and its subsidiaries customary for such financing or reasonably necessary for the completion of the financing by the financing sources);

•	prior to and during the marketing period, participate in a reasonable number of requested meetings (including customary one-on-one meetings with the parties acting as lead arrangers for the financing and senior management and representatives of LPS), presentations, road shows, drafting sessions, due diligence sessions and sessions with rating agencies in connection with the debt financing;

•	in advance of the marketing period, assist with the preparation of customary materials for rating agency presentations, offering documents, public and private bank information memoranda and similar documents reasonably required in connection with the debt financing;

•	cause its independent accountants to provide reasonable assistance to FNF consistent with their customary practice (including to provide and consent to the use of their audit reports relating to LPS and any necessary “comfort letters”, in each case, on customary terms and consistent with their customary practice in connection with the debt financing);

•	take all corporate actions, subject to the occurrence of the effectiveness of the merger, reasonably requested by FNF to permit the consummation of the debt financing;

•	execute and deliver customary closing certificates and documents as may be reasonably requested by FNF;

•	facilitate the execution and delivery at the closing of definitive documents (including loan agreements, customary guarantee and collateral documentation and other applicable loan documents) related to the debt financing on the terms contemplated by the debt commitment letter;

•	cooperate reasonably with the debt financing sources’ due diligence, to the extent customary and reasonable;

•	arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at closing providing for the payoff, discharge and termination on the closing date of all indebtedness contemplated by the debt financing commitment to be paid off, discharged and terminated on the closing date;

•	obtain a certificate from a senior financial officer of LPS with respect to solvency matters;

•	provide authorization letters to the debt financing sources authorizing the distribution of information to prospective lenders containing a representation to the debt financing sources that the information provided by LPS for inclusion in the public side versions of such documents, if any, does not include material non-public information about LPS or its subsidiaries or securities; and

•	provide all documentation and other information required by regulatory authorities with respect to LPS under applicable “know your customer” and anti-money laundering rules and regulations.

FNF has also agreed to reimburse LPS for all reasonable out-of-pocket costs and expenses and to indemnify and hold harmless LPS, its subsidiaries, and their respective representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the financing and any information used in connection with the financing, except with respect to any historical information provided by LPS or any of its subsidiaries.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including covenants relating to:

•	cooperation between the parties in the preparation of this proxy statement/prospectus;

•	confidentiality and access obligations by each party with respect to certain information about the other party during the period prior to the effective time of the merger;

•	the obligation, subject to certain exceptions described below, of each party to pay the fees and expenses incurred by such party in connection with the merger;

•	cooperation between the parties in the defense or settlement of any stockholder litigation relating to the merger;

•	cooperation between the parties in connection with public announcements;

•	causing any dispositions of LPS equity securities resulting from the merger and any acquisitions of FNF common stock resulting from the merger by each individual who may become subject to reporting requirements under the securities laws to be exempt from Section 16(b) of the Exchange Act;

•	FNF causing any LPS common stock it beneficially owns or has voting power over and Merger Sub to vote in favor of or consent to the merger;

•	FNF causing Merger Sub and the surviving corporation to fully comply with the merger agreement;

•	cooperation between the parties to de-list LPS’ securities from the NYSE and de-register LPS’ securities under the Exchange Act;

•	FNF’s compliance with any requirements or obligations of the consent order, dated April 13, 2011, by and among the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, LPS, LPS Default Solutions, Inc. and DocX, LLC;

•	the listing of FNF common stock issued in connection with the merger on the NYSE; and

•	cooperation of LPS in connection with any change of control offer required under LPS’ 5.75% Senior Notes due 2023.

Conditions to Completion of the Merger

The obligations of each of LPS and FNF to effect the merger are subject to the satisfaction, or waiver, of the following conditions:

•	the approval of the merger proposal by holders of a majority of the outstanding shares of LPS common stock entitled to vote thereon at the LPS stockholders meeting;

•	the waiting period (and any extension thereof) applicable to the merger under the HSR Act having expired or been earlier terminated and LPS and FNF having received any of the following applicable consents or approvals: (i) from the NYSDFS, (ii) except to the extent that an applicable exemption applies, CDI, and (iii) from certain other state regulatory authorities;

•	the absence of any law, order, injunction or other judgment by a court or other governmental entity that restrains, enjoins or otherwise prohibits the closing of the merger;

•	the effectiveness of the registration statement of which this proxy statement/prospectus forms a part and the absence of a stop order or proceedings seeking a stop order by the SEC; and

•	the shares of FNF common stock to be issued in the merger having been approved for listing on the NYSE, subject to official notice of issuance.

In addition, the obligations of FNF and Merger Sub to effect the merger are subject to the satisfaction, or waiver, of the following additional conditions:

•	the representations and warranties of LPS relating to organization, standing and corporate power, capital structure, authority and non-contravention, state takeover statutes and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	each of the other representations and warranties of LPS being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	LPS having performed or complied with, in all material respects, all its obligations under the merger agreement at or prior to the closing of the merger; and

•	receipt by FNF of a certificate executed by the chief financial officer of LPS certifying as to the satisfaction of the conditions described in the preceding three bullets.

In addition, the obligations of LPS to effect the merger are subject to the satisfaction or waiver of the following additional conditions:

•	the representations and warranties of FNF and Merger Sub relating to organization, standing and corporate power, capital structure, authority and noncontravention, state takeover statutes and brokers and other advisors being true and correct in all material respects as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct in all material respects as of such earlier date);

•	all other representations and warranties of FNF being true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “material adverse effect” and words of similar import set forth therein) as of the date of the merger agreement and as of the date of the closing of the merger as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties must be true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a material adverse effect;

•	FNF and Merger Sub having performed or complied with, in all material respects, all its obligations under the merger agreement at or prior to the closing of the merger; and

•	receipt by LPS of a certificate executed by an executive officer of FNF certifying as to the satisfaction of the conditions described in the preceding three bullets.

Under the rules of the NYSE, FNF would be required to obtain stockholder approval prior to issuing shares of FNF common stock to LPS stockholders pursuant to the merger agreement (referred to as the “FNF stock issuance”) if the number of such shares to be issued are or would be upon issuance equal to or more than 20% of the outstanding shares of FNF common stock before such issuance. Because of FNF’s election to increase the cash portion of the merger consideration and correspondingly decrease the stock portion of the merger consideration, the number of such shares to be issued will upon issuance be less than 20% of the outstanding shares of FNF common stock before such issuance. Therefore, FNF stockholders are no longer required to approve such stock issuance.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the effective time of the merger, whether before or after the receipt of the required stockholder approvals, by delivery of written notice to the other parties to the merger agreement under the following circumstances:

•	by mutual written consent of FNF and LPS;

•	by either FNF or LPS:

•	if the merger is not consummated by March 31, 2014 (or the extended outside date, if applicable); provided, however, that this right to terminate the merger agreement will not be available to any party if the failure of such party (and in the case of FNF, Merger Sub) to perform any of its obligations under the merger agreement has been a principal cause of or resulted in the failure of the merger to be consummated on or before such date;

•	if any law, injunction, order or other judgment issued or entered by any court or other governmental entity of competent jurisdiction that restrains, enjoins or otherwise prohibits the closing of the merger becomes final and nonappealable; provided that the party seeking to terminate the merger agreement has provided the other parties with three business days prior written notice of its intent to terminate; or

•	if the LPS stockholders fail to approve the merger proposal at the LPS stockholders meeting or at any adjournment or postponement thereof.

•	by LPS;

•	if FNF or Merger Sub has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of LPS’ obligations to complete the merger are not satisfied and such breach or failure to perform is incapable of being cured prior to March 31, 2014 (or the extended outside date, if applicable); provided that LPS does not have the right to terminate the merger agreement as a result of such breach if LPS is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement (referred to as an “LPS termination for FNF breach”);

•	if, at any time prior to obtaining the LPS stockholders’ approval of the merger proposal, the LPS board of directors determines in good faith (after consultation with LPS’ financial advisors and outside legal counsel) that the failure to terminate the merger agreement would be inconsistent with its fiduciary duties to stockholders under applicable law, so long as LPS has complied in all material respects with the non-solicitation obligations set forth in the merger agreement and has paid the applicable termination fee on the date of such termination (referred to as an “LPS termination to enter into a superior proposal”); or

•	if the closing conditions to the obligation of FNF and Merger Sub to consummate the merger have been satisfied or waived and the average FNF stock price is less than $20.00.

•	by FNF:

•	if LPS has breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in the merger agreement such that the conditions of FNF’s and Merger Sub’s obligations to complete the merger are not satisfied and such breach or failure to perform is incapable of being cured prior to March 31, 2014 (or the extended outside date, if applicable); provided that FNF does not have the right to terminate the merger agreement as a result of such breach if either FNF or Merger Sub is then in material breach of any of its own representations, warranties, covenants or agreements under the merger agreement (referred to as an “FNF termination for LPS breach”); or

•	if (i) the board of directors of LPS fails to include its recommendation to the LPS stockholders for the approval of the merger proposal in this proxy statement/prospectus or an LPS adverse recommendation change has occurred or (ii) LPS fails to hold the LPS stockholders meeting.

Termination Fees and Expenses; Liability for Breach

LPS will be required to pay a termination fee of $74,000,000 to FNF if:

•	an LPS termination to enter into a superior proposal has occurred; provided, that such termination fee will be $37,000,000 in the event an LPS termination to enter into a superior proposal has occurred in connection with a transaction with an excluded party with respect to which a definitive agreement in respect of a superior proposal has been entered into prior to or within ten business days following the end of the go-shop period;

•	(A) after the date of the merger agreement, a takeover proposal is made publicly to LPS or directly made to the LPS stockholders generally or otherwise becomes publicly known; and (B) thereafter, the merger agreement is terminated (1) by either LPS or FNF because LPS stockholders failed to approve the merger proposal, (2) by FNF if the merger is not consummated by March 31, 2014 (or the extended outside date, if applicable) and the LPS stockholders meeting has not been held by such date, or (3) by FNF if an FNF termination for LPS breach has occurred; and (C) within 12 months after such termination LPS enters into a definitive agreement to consummate or consummates the transactions contemplated by any takeover proposal; or

•	FNF terminates the merger agreement because (i) the board of directors of LPS failed to include its recommendation to the LPS stockholders for the approval of the merger proposal in this proxy statement/prospectus or an LPS adverse recommendation change occurred or (ii) LPS failed to hold the LPS stockholders meeting.

If the merger agreement is terminated pursuant to the first or third bullets above, the termination fee must be paid on the date of termination of the merger agreement. If the termination is made pursuant to the second bullet above, the termination fee must be paid on the earlier of (i) the date of entry into a definitive agreement with respect to a takeover proposal or (ii) the date of consummation of the definitive agreement that was entered into within 12 months after such termination.

LPS will be required to reimburse FNF for all reasonable and documented out-of-pocket fees and expenses incurred by FNF, Merger Sub and their respective affiliates in connection with the merger agreement if the merger agreement is terminated (i) by either FNF or LPS because the merger is not consummated by March 31, 2014 (or the extended outside date, if applicable) and the LPS stockholders meeting has not been held by such date or (ii) by FNF because LPS breached a representation, warranty, covenant or agreement such that the conditions to FNF’s obligations to complete the merger are not satisfied and such breach is incapable of being cured prior to March 31, 2014 (or the extended outside date, if applicable), and, in either case, at such time FNF is not in material breach of the merger agreement and is not entitled to receive payment of the termination fee from LPS. The payment of such expenses by LPS will not relieve LPS of any obligation to pay the termination fee, but any termination fee payable by LPS will be offset by the amount of any of FNF or Merger Sub’s expenses previously reimbursed pursuant to the merger agreement.

Except as discussed above, each party shall pay all fees and expenses incurred by it in connection with the merger and the transactions contemplated by the merger agreement, whether or not such transactions are consummated.

If LPS fails promptly to pay any of the foregoing fees, and, in order to obtain such payment, FNF commences a suit that results in a judgment against LPS for the payment of such fees, LPS must pay to FNF its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

Amendments, Extensions and Waivers

The merger agreement may be amended by the parties at any time before or after the receipt of the approval of the LPS stockholders required to consummate the merger. However, after such stockholder approval has been obtained, there may not be, without further approval of LPS stockholders any amendment of the merger agreement for which applicable law requires such further stockholder approval.

At any time prior to the effective time of the merger, FNF, Merger Sub and LPS may (i) extend the time for performance of any obligations or other acts of the other parties, (ii) waive any inaccuracies in the representations and warranties of the other parties contained in the merger agreement and (iii) waive compliance by the other party with any of the agreements or conditions contained in the merger agreement.

No Third Party Beneficiaries

The merger agreement is not intended to and does not confer upon any person other than the parties thereto any legal or equitable remedies, except for

•	the indemnification rights of the directors and officers of LPS;

•	certain rights of any of LPS’ former, current and future direct or indirect equity holders, stockholders, directors, officers, employees, agents, affiliates, financing sources or assignees with respect to liability for losses relating to termination of the merger agreement; and

•	certain rights of the financing sources as set forth in the merger agreement.

Additionally, following the effective time of the merger, certain provisions relating to the payment of the merger consideration and certain other provisions shall be enforceable by LPS stockholders.

Specific Performance

The parties have agreed in the merger agreement that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of the merger agreement were not performed in accordance with their specific terms or were otherwise breached, and that monetary damages, even if available, would not be an adequate remedy for such occurrence. The parties have agreed that they will be entitled to seek an injunction or injunctions to prevent breaches of the merger agreement and to enforce specifically the performance of terms and provisions of the merger agreement without proof of actual damages. The parties have further agreed not to assert that a remedy of specific enforcement is unenforceable or contrary to law, and not to assert that a remedy of monetary damages would provide an adequate remedy or that there is otherwise an adequate remedy at law. The merger agreement specifically provides that (1) if at the closing of the merger FNF does not have sufficient cash resources to fund the cash portion of the merger consideration and related payments, FNF shall take all actions within its control to obtain such cash resources as promptly as practicable and (2) LPS has the right to specifically enforce FNF’s obligation under the foregoing clause (1).

DESCRIPTION OF THE DEBT FINANCING

Overview

The debt financing in connection with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) FNF may issue and sell senior notes in the public and/or private capital markets or incur additional bank credit facilities in the syndicated loan market; (ii) FNF may borrow up to $1.1 billion under its new senior unsecured delayed draw term loan facility (referred to as the “term loan facility”); (iii) FNF may borrow under its existing third amended and restated revolving credit facility (referred to as the “revolving credit facility”); and (iv) FNF may borrow up to $800 million under its committed senior unsecured bridge facility (referred to as the “bridge facility”).

Term Loan Facility

FNF has entered into a term loan credit agreement, dated July 11, 2013, with Bank of America, N.A. as administrative agent and the other financial institutions party thereto, as subsequently amended on October 24, 2013. Pursuant to the terms of the term loan credit agreement as amended, the proceeds of the new senior unsecured delayed-draw term loan facility will be used to fund, in part, the cash consideration for the acquisition and pay certain costs, fees and expenses in connection with the merger.

The term loan facility matures on the fifth anniversary of the date that the term loans are funded and amortizes in installments equal to 0% in the first year after the funding date, 10% in the second year after the funding date, 15% in the third year after the funding date, 20% in each of the fourth and fifth years after the funding date and the remaining balance on the final maturity date.

Interest Rate

Borrowings under the term loan facility bear interest, at FNF’s option, at a rate equal to either (a) the highest of (i) the Bank of America prime rate, (ii) the federal funds effective rate from time to time plus 0.5% and (iii) the one month adjusted London interbank offered rate plus 1.0% plus the applicable margin or (b) the London interbank offered rate plus the applicable margin. The applicable margin for borrowings under the term loan facility may change depending on FNF’s achievement of certain credit ratings.

Prepayments and Redemptions

Prior to the funding date, commitments under the term loan facility may be reduced in whole or in part at the election of FNF without premium or penalty. Following the funding date, the term loan facility may be prepaid in whole or in part at the election of FNF without premium or penalty, subject to any related breakage costs.

Covenants and Events of Default

The term loan facility contains a number of covenants that are substantially the same as those in the revolving credit facility and that, subject to certain exceptions, include restrictions on: (i) liens; (ii) mergers, consolidations and other fundamental changes; (iii) sales and other dispositions of property or assets; (iv) investments, including loans, advances and acquisitions; (v) indebtedness (including guarantees and other contingent obligations); (vi) transactions with affiliates; (vii) payments of dividends and other distributions, stock repurchases and prepayments of other indebtedness; (viii) changes in nature of business; (ix) changes in accounting policies or reporting practices that would affect the calculation of the financial covenants; (x) restrictive agreements; and (xi) amendment of documents related to certain public indentures.

In addition, the term loan facility includes a minimum net worth test and maximum total debt to total capitalization ratio, which are the same as those set forth in the revolving credit facility.

The term loan facility also contains certain customary events of default that are substantially the same as those set forth in the revolving credit facility, including relating to non-payment, breach of representations, breach of covenants, cross-default, bankruptcy, monetary judgments, regulatory actions and change of control.

Amended and Restated Revolving Credit Facility

FNF has entered into an amendment, dated June 25, 2013, of its existing second amended and restated credit agreement, dated April 16, 2012, with Bank of America, N.A. as administrative agent and swing line lender and the other financial institutions party thereto as further amended on October 24, 2013. Among other changes, the amendment as amended permits FNF to make a borrowing under the revolving credit facility to finance a portion of the acquisition of LPS on a “limited conditionality” basis, incorporates other technical changes to permit FNF to enter into the acquisition of LPS and extends the maturity of the commitments under the revolving credit facility to July 15, 2018. The terms of the revolving credit facility are otherwise substantially similar to the terms of the existing revolving credit facility.

The proceeds of the loans under the revolving credit facility may be used to fund, in part, the cash consideration for the acquisition and pay certain costs, fees and expenses in connection with the merger.

Bridge Facility

In connection with the merger agreement, FNF entered into an equity commitment letter and stock purchase agreement with THL pursuant to which THL agreed to make the initial equity commitment. The proceeds of the initial equity commitment were to be used to finance a portion of the aggregate merger consideration and related costs, fees and expenses. However, it is now contemplated that, subsequent to the consummation of the merger and the implementation of an internal reorganization, THL will purchase, pursuant to the unit purchase agreement, a minority interest in the BKFS entities, which, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, for an amount equal to 35% of the value of the issued and outstanding equity interests of each such subsidiary. On October 24, 2013, FNF and THL entered into the unit purchase agreement, FNF obtained the bridge commitment and LPS consented to the termination of the equity commitment letter, stock purchase agreement and the initial equity commitment.

The bridge commitment letter provides for an up to $800 million bridge facility. Pursuant to the bridge commitment letter, FNF will enter into a promissory note with respect to the bridge facility on the funding date which will include the terms of the bridge facility and will incorporate applicable terms from the term loan facility. The proceeds of the loans under the bridge facility will be used to fund, in part, the cash consideration for the acquisition and pay certain costs, fees and expenses in connection with the merger.

DESCRIPTION OF THE EQUITY OFFERING

On October 24, 2013, FNF priced a public offering of 17,250,000 shares of FNF common stock at a price of $26.75 per share. In connection with the offering, FNF granted the underwriters a 30-day option to purchase up to an additional 2,587,500 shares of common stock to cover over-allotments, which was exercised in full on October 25, 2013. The offering closed on October 30, 2013. The net proceeds from this offering were approximately $510 million after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds of the offering will be used to pay a portion of the cash consideration pursuant to the merger agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material United States federal income tax consequences of the merger to U.S. persons (as defined below) who hold LPS common stock whose shares are converted into the right to receive the merger consideration pursuant to the merger. This discussion is based on the Code, applicable Treasury regulations, and published administrative and judicial interpretations thereof, all as in effect as of the date of this proxy statement/prospectus, and all of which may change, possibly with retroactive effect.

This discussion assumes that shares of LPS common stock are held as capital assets (generally, property held for investment). It does not address all of the United States federal income tax consequences that may be relevant to U.S. persons in light of their particular circumstances, or to other types of holders, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	dealers in securities or currencies;

•	traders in securities;

•	certain U.S. expatriates;

•	tax-exempt organizations;

•	persons who are not U.S. persons;

•	pass-through entities (such as partnerships) and persons who are investors in a pass-through entity;

•	persons who are subject to the alternative minimum tax;

•	regulated investment companies;

•	real estate investment trusts;

•	persons who hold their shares of LPS common stock as a position in a “straddle” or as part of a “hedging” or “conversion” transaction;

•	persons deemed to sell their shares of LPS common stock under the constructive sale provisions of the Code;

•	persons that have a “functional currency” other than the United States dollar; or

•	persons who acquired their shares of LPS common stock upon the exercise of stock options or otherwise as compensation.

In addition, this discussion does not address the potential application of the Medicare tax on certain investment income to the merger or any United States federal estate, United States state or local, or non-United States tax consequences of the receipt of the merger consideration.

The tax consequences of the merger will depend on your specific situation. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

This discussion addresses only holders of LPS common stock who are “U.S. persons,” as defined for U.S. federal income tax purposes. For these purposes a “U.S. person” is a beneficial owner of LPS common stock that is:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust that (i) is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entity treated as a partnership for United States federal income tax purposes) holds LPS common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding LPS common stock, you should consult your tax advisor regarding the tax consequences of the merger to you.

Consequences of the Merger

The receipt of the merger consideration in exchange for shares of LPS common stock pursuant to the merger will be a taxable transaction for United States federal income tax purposes. In general, a holder who receives the merger consideration in exchange for shares of LPS common stock pursuant to the merger will recognize capital gain or loss for United States federal income tax purposes equal to the difference, if any, between (i) the fair market value of the FNF common stock received as of the effective time of the merger and the amount of cash received and (ii) the holder’s adjusted tax basis in the shares of LPS common stock exchanged pursuant to the merger. Any gain or loss would be long-term capital gain or loss if the holding period for the shares of LPS common stock exceeds one year at the effective time of the merger. Long-term capital gains of noncorporate holders (including individuals) generally are eligible for preferential rates (currently at a maximum rate of 20%) of United States federal income tax. The deductibility of capital losses is subject to limitations.

A holder’s aggregate tax basis in the FNF common stock received in the merger will equal the fair market value of the stock as of the effective time of the merger. The holding period of the FNF common stock received in the merger will begin on the day after the merger.

If a holder of LPS common stock acquired different blocks of LPS common stock at different times or at different prices, any gain or loss should be determined separately with respect to each block of LPS common stock.

Information Reporting and Backup Withholding

Backup withholding, currently at a rate of 28%, may apply with respect to certain payments unless the holder of the LPS common stock receiving such a payment (i) is an exempt holder (generally, a corporation and certain other holders, which, when required, certifies as to his, her or its status) or (ii) provides a certificate containing the holder’s name, address, correct federal taxpayer identification number and a statement that the holder is a U.S. person and is not subject to backup withholding. Backup withholding does not constitute an additional tax, but is merely an advance payment that may be credited against a holder’s U.S. federal income tax liability if the required information is timely supplied to the IRS. Information regarding the payment of merger consideration to a holder may also be required to be provided to the IRS.

HOLDERS OF LPS COMMON STOCK ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE TAX CONSEQUENCES OF THE MERGER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICABILITY AND EFFECT OF THE ALTERNATIVE MINIMUM TAX AND ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF CHANGES IN THOSE LAWS.

ACCOUNTING TREATMENT

FNF prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting. FNF will allocate the purchase price to the fair value of LPS’ tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually, or more frequently if circumstances indicate potential impairment.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The following table presents selected unaudited pro forma condensed combined financial information about FNF’s consolidated balance sheet and statements of income, after giving effect to the merger with LPS. The information under “Unaudited Pro Forma Condensed Combined Balance Sheet Data” in the table below gives effect to the merger as if it had been consummated on June 30, 2013. The information under “Unaudited Pro Forma Condensed Combined Statement of Earnings Data” in the table below gives effect to the merger as if it had been consummated on January 1, 2012, the beginning of the earliest time period presented. This unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting under U.S. generally accepted accounting principles (“GAAP”), which are subject to change and interpretation. FNF has been treated as the acquirer of LPS for accounting purposes. See the section entitled “Accounting Treatment” beginning on page 144.

The historical consolidated financial information has been adjusted in the unaudited pro forma condensed combined financial statements to give effect to pro forma events that are (1) directly attributable to the merger, (2) factually supportable, and (3) with respect to the statements of earnings, expected to have a continuing impact on the combined results. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes to the unaudited pro forma condensed combined financial statements. See the section entitled “Where You Can Find More Information” beginning on page 183. In addition, the unaudited pro forma condensed combined financial information was based on and should be read in conjunction with the following, which are incorporated by reference into this proxy statement/prospectus:

•	separate historical financial statements of FNF as of and for the six months ended June 30, 2013 and the related notes included in FNF’s Quarterly Report on Form 10-Q for the six-month period ended June 30, 2013,

•	separate historical financial statements of FNF as of and for the year ended December 31, 2012 and the related notes included in FNF’s Annual Report on Form 10-K for the year ended December 31, 2012,

•	separate historical financial statements of LPS as of and for the six months ended June 30, 2013 and the related notes included in LPS’ Quarterly Report on Form 10-Q for the six-month period ended June 30, 2013, and

•	separate historical financial statements of LPS as of and for the year ended December 31, 2012 and the related notes included in LPS’ Annual Report on Form 10-K for the year ended December 31, 2012.

The unaudited pro forma condensed combined financial information has been presented for informational purposes only. The pro forma information is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the merger been completed as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Transactions between FNF and LPS during the periods presented in the unaudited pro forma condensed combined financial statements have been eliminated. In addition, the unaudited pro forma condensed combined financial information includes adjustments which are preliminary and may be revised. There can be no assurance that such revisions will not result in material changes.

The acquisition accounting prepared under GAAP is dependent upon certain valuations and other studies that are ongoing and are not yet at a stage where there is sufficient information for a definitive measurement. Accordingly, the pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. Differences between these preliminary estimates and the final acquisition accounting may occur and these differences could have a material impact on the accompanying unaudited pro forma condensed combined financial statements and the combined company’s future results of operations and financial position.

The unaudited pro forma condensed combined financial information does not reflect any cost savings, operating synergies or revenue enhancements that the combined company may achieve as a result of the merger or the costs to integrate the operations of FNF and LPS or the costs necessary to achieve these cost savings, operating synergies and revenue enhancements.

Unaudited Pro Forma Condensed Combined Balance Sheet Data

As of June 30, 2013

(in millions)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Assets
Investments:
Fixed maturity securities available for sale, at fair value	$3,101	$82	$—		$3,183
Preferred stock available for sale, at fair value	166	—	—		166
Equity securities available for sale, at fair value	150	—	—		150
Investments in unconsolidated affiliates	384	—	—		384
Other long-term investments	158	—	—		158
Short-term investments	22	—	—		22

Total investments	3,981	82	—		4,063
Cash and cash equivalents	1,285	142	(406)	(a)	1,021
Trade and notes receivables	490	248	—		738
Goodwill	1,883	1,109	1,320	(b)	4,312
Prepaid expenses and other assets	691	109	(39)	(c)	761
Capitalized software, net	35	262	198	(d)	495
Other intangible assets, net	643	39	1,288	(e)	1,970
Title plants	374	120	—		494
Property and equipment, net	633	122	—		755

Total assets	$10,015	$2,233	$2,361		$14,609

Liabilities and Equity
Liabilities:
Accounts payable and accrued liabilities	$1,166	$235	$(5)	(f)	$1,396
Legal and regulatory accrual	45	89	—		134
Notes payable	1,345	1,068	980	(g)	3,393
Reserve for title claim losses	1,717	61	—		1,778
Secured trust deposits	653	—	—		653
Deferred revenue	76	81	(41)	(h)	116
Income taxes payable	46	(18)	(21)	(i)	7
Deferred tax liability	133	106	431	(j)	670

Total liabilities	5,181	1,622	1,344		8,147
Equity:
Common stock	—	—	—		—
Preferred stock	—	—	—		—
Additional paid-in capital	4,057	245	719	(k)	5,021
Retained earnings	1,005	751	(790)	(l)	966
Accumulated other comprehensive earnings (loss)	10	(3)	3	(m)	10
Less: treasury stock	(692)	(382)	382	(m)	(692)

Total stockholders’ equity	4,380	611	314		5,305
Noncontrolling interest	454	—	703	(v)	1,157

Total equity	4,834	611	1,017		6,462

Total liabilities and equity	$10,015	$2,233	$2,361		$14,609

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Pro Forma Adjustments beginning on page 154.

Unaudited Pro Forma Condensed Combined Statement of Earnings Data

For the Six Months Ended June 30, 2013

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Revenues
Direct title insurance premiums	$905	$150	$—		$1,055
Agency title insurance premiums	1,149	16	(2)	(n)	1,163
Escrow, title-related and other fees	924	774	(17)	(n)	1,681
Auto parts revenue	568	—	—		568
Restaurant revenue	701	—	—		701
Interest and investment income	70	1	—		71
Realized gains and losses, net	3	(1)	—		2

Total revenues	4,320	940	(19)		5,241
Expenses:
Personnel costs	1,065	346	(14)	(p)	1,397
Agent commissions	870	13	(2)	(n)	881
Other operating expenses	691	372	(23)	(n),(q)	1,040
Cost of auto parts revenue	481	—	—		481
Cost of restaurant revenue	597	—	—		597
Depreciation and amortization	68	53	54	(r)	175
Provision for title claim losses	144	10	—		154
Interest expense	44	27	7	(s)	78

Total expenses	3,960	821	22		4,803
Earnings from continuing operations before income taxes and equity in loss of unconsolidated entities	360	119	(41)		438
Income tax expense on continuing operations	118	44	(15)	(t)	147
Equity in loss of unconsolidated entities	(6)	—	—		(6)

Earnings from continuing operations, net of tax	236	75	(26)		285
Loss from discontinued operations, net of tax	(2)	(2)	—		(4)

Net earnings	234	73	(26)		281
Less: Net earnings attributable to noncontrolling interests	6	—	25	(v)	31

Net earnings from continuing operations attributable to FNF/LPS common shareholders	$228	$73	$(51)		$250

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Pro Forma Adjustments beginning on page 154.

Unaudited Pro Forma Condensed Combined Statement of Earnings Data

For the Year Ended December 31, 2012

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Revenues
Direct title insurance premiums	$1,732	$348	$2	(n)	$2,082
Agency title insurance premiums	2,101	26	(16)	(n)	2,111
Escrow, title-related and other fees	1,675	1,624	(35)	(n)	3,264
Auto parts revenue	418	—	—		418
Restaurant revenue	909	—	—		909
Interest and investment income	144	2	—		146
Realized gains and losses, net	187	(11)	3	(o)	179

Total revenues	7,166	1,989	(46)		9,109
Expenses:
Personnel costs	1,863	704	12	(p)	2,579
Agent commissions	1,599	21	(14)	(n)	1,606
Other operating expenses	1,288	912	(35)	(n)	2,165
Cost of auto parts revenue	350	—	—		350
Cost of restaurant revenue	774	—	—		774
Depreciation and amortization	105	97	115	(r)	317
Provision for title claim losses	279	20	—		299
Interest expense	74	88	9	(s)	171

Total expenses	6,332	1,842	87		8,261
Earnings from continuing operations before income taxes and equity in earnings of unconsolidated entities	834	147	(133)		848
Income tax expense on continuing operations	247	68	(50)	(t)	265
Equity in earnings of unconsolidated entities	10	—	—		10

Earnings from continuing operations, net of tax	597	79	(83)		593
Earnings (loss) from discontinued operations, net of tax	15	(9)	(3)	(u)	3

Net earnings	612	70	(86)		596
Less: Net earnings attributable to noncontrolling interests	5	—	(1)	(v)	4

Net earnings from continuing operations attributable to FNF/LPS common shareholders	$607	$70	$(85)		$592

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Pro Forma Adjustments beginning on page 154.

Unaudited Comparative Per Share Data

Presented below are FNF’s and LPS’ historical per share data and unaudited pro forma combined per share data for the six months ended June 30, 2013 and for the year ended December 31, 2012. This information should be read together with the consolidated financial statements and related notes of FNF and LPS that are incorporated by reference in this document and with the unaudited pro forma combined financial data included in this section presented above. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed on January 1, 2012, the beginning of the earliest period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The pro forma earnings per share of the combined company is computed by dividing the pro forma net earnings attributable to common shareholders by the pro forma weighted average number of shares outstanding.

Unaudited Pro Forma Per Share Data

For the Six Months Ended June 30, 2013

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Net earnings per share—basic, attributable to FNF/LPS common shareholders	$1.01	$0.86	$(0.92)		$0.95

Weighted average shares outstanding—basic	225	85	(47)	(w)	263

Net earnings per share—diluted, attributable to FNF/LPS common shareholders	$0.99	$0.86	$(0.92)		$0.93

Weighted average shares outstanding—diluted	230	85	(47)	(w)	268

Unaudited Pro Forma Per Share Data

For the Year Ended December 31, 2012

(In millions, except per share data)

	FNF	LPS	Pro Forma Adjustments		Pro Forma Combined
Net earnings per share—basic, attributable to FNF/LPS common shareholders	$2.74	$0.83	$(1.28)		$2.29

Weighted average shares outstanding—basic	221	85	(47)	(w)	259

Net earnings per share—diluted, attributable to FNF/LPS common shareholders	$2.68	$0.83	$(1.27)		$2.24

Weighted average shares outstanding—diluted	226	85	(47)	(w)	264

See the accompanying notes to the unaudited pro forma condensed combined financial statements, which are an integral part of these statements. The pro forma adjustments are explained in Note 6. Pro Forma Adjustments beginning on page 154.

NOTES TO THE UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL STATEMENTS

1.	Description of Transaction

Merger Agreement

On May 28, 2013, FNF and Merger Sub entered into a merger agreement with LPS. Upon the terms and subject to the conditions set forth in the merger agreement, Merger Sub will merge with and into LPS, with LPS surviving as a subsidiary of FNF. Subject to the terms and conditions of the merger agreement, at the effective time of the merger, each share of LPS common stock issued and outstanding as of immediately prior to the effective time of the merger (other than (i) shares owned by LPS, its subsidiaries, FNF or Merger Sub and (ii) shares in respect of which appraisal rights have been properly exercised and perfected under Delaware law) will be converted into the right to receive (i) $28.102 in cash and (ii) a fraction of a share of FNF common stock equal to the exchange ratio, as it may be adjusted pursuant to the merger agreement.

Financing

FNF has obtained the financing commitments for the transactions contemplated by the merger agreement, the proceeds of which will be used by FNF to pay the cash portion of the aggregate merger consideration and the related costs, fees and expenses. Additionally, on July 11, 2013, FNF entered into a term loan credit agreement, as subsequently amended on October 24, 2013, with Bank of America, N.A. as administrative agent and the other financial institutions party thereto, pursuant to which the lenders have committed to provide a $1.1 billion senior unsecured delayed-draw term loan facility and, on June 25, 2013, FNF entered into an amendment to replace its existing senior unsecured revolving facility, as subsequently amended on October 24, 2013, with a third amended and restated $800 million senior unsecured revolving facility. The facilities replace a portion of the debt financing commitments noted above. (See (a) and (s) in Note 6. Pro Forma Adjustments beginning on page 154).

In connection with the merger agreement, FNF entered into an equity commitment letter and stock purchase agreement with THL pursuant to which THL agreed to make the initial equity commitment. The proceeds of the initial equity commitment were to be used to finance a portion of the aggregate merger consideration and related costs, fees and expenses. However, it is now contemplated that, subsequent to the consummation of the merger and the implementation of an internal reorganization, THL will purchase, pursuant to the unit purchase agreement, a minority interest in the BKFS entities, which, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, for an amount equal to 35% of the value of the issued and outstanding equity interests of each such subsidiary. On October 24, 2013, FNF and THL entered into the unit purchase agreement, FNF obtained the bridge commitment and LPS consented to the termination of the equity commitment letter, stock purchase agreement and the initial equity commitment.

The proceeds of the bridge commitment are intended to be used, together with the proceeds of the facilities described above, to finance a portion of the merger consideration and related costs, fees and expenses to the extent FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of equity securities or other debt financing at or prior to the closing of the merger. For a full description of FNF’s debt financing for the merger, see the section entitled “Description of the Debt Financing” beginning on page 139.

In addition, on October 24, 2013, FNF priced a public offering of 17,250,000 shares of FNF common stock at a price of $26.75 per share. In connection with the offering, FNF granted the underwriters a 30-day option to purchase up to an additional 2,587,500 shares of common stock to cover over-allotments, which was exercised in full on October 25, 2013. The offering closed on October 30, 2013. The net proceeds from this offering were approximately $510 million after deducting the underwriting discounts and commissions and estimated offering expenses. The net proceeds of the offering will be used to pay a portion of the cash consideration pursuant to the merger agreement.

2.	Basis of Presentation

The unaudited pro forma condensed combined financial information was prepared using the acquisition method of accounting and was based on the historical financial statements of FNF and LPS. The acquisition method of accounting is based on Accounting Standard Code 805, Business Combinations (“ASC 805”), and uses the fair value concepts defined in ASC 820, Fair Value Measurements (“ASC 820”). Certain reclassifications have been made to the historical financial statements of LPS to conform to FNF’s presentation. Included in these reclassifications on the Unaudited Pro Forma Condensed Combined Balance Sheet were adjustments to convert the LPS balance sheet to an unclassified presentation, and presentation of LPS’ fixed maturities available for sale, title plants and reserve for title claim losses on a separate line. On the Unaudited Pro Forma Condensed Combined Statement of Earnings, reclassifications included presentation of LPS’ title premiums from direct agency operations, personnel costs and provision for title claim losses on a separate line item.

ASC 805 requires that most assets acquired and liabilities assumed be recognized at their fair values as of the date of the merger. In addition, ASC 805 establishes that the consideration transferred be measured at the closing date of the merger at the then-current market price; this particular requirement will likely result in a per share equity component that is different from the amount assumed in these unaudited pro forma condensed combined financial statements.

ASC 820 defines the term “fair value” and sets forth the valuation requirements for any asset or liability measured at fair value, expands related disclosure requirements and specifies a hierarchy of valuation techniques based on the nature of the inputs used to develop the fair value measures. Fair value is defined in ASC 820 as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.” This is an exit price concept for the valuation of the asset or liability. In addition, market participants are assumed to be buyers and sellers in the principal (or the most advantageous) market for the asset or liability. Fair value measurements for an asset assume the highest and best use by these market participants. As a result of these standards, FNF may be required to record assets which are not intended to be used or sold and/or to value assets at fair value measures that do not reflect FNF’s intended use of those assets. Many of these fair value measurements can be highly subjective and it is also possible that others applying reasonable judgment to the same facts and circumstances could develop and support a range of alternative estimated amounts.

Under the acquisition method of accounting, the assets acquired and liabilities assumed will be recorded as of the closing of the merger at their respective fair values and added to those of FNF. Financial statements and reported results of operations of FNF issued after the closing of the merger will reflect these values, but will not be retroactively restated to reflect the historical financial position or results of operations of LPS.

Under ASC 805, acquisition-related transaction costs (such as advisory, legal, valuation and other professional fees) and certain acquisition-related restructuring charges impacting the target company are not included as a component of consideration transferred but are accounted for as expenses in the periods in which the costs are incurred. Total acquisition-related transaction costs expected to be incurred by FNF are estimated to be approximately $111 million, including $17 million of debt issuance costs which FNF expects to capitalize. The estimated acquisition-related transaction costs are reflected in these unaudited pro forma condensed combined financial statements as a reduction to cash and cash equivalents of $77 million, an increase to other intangible assets of $17 million, a decrease to income taxes payable of $21 million, calculated at a 38% estimated effective income tax rate, and a decrease to retained earnings of $39 million, net of tax. Actual non-recurring transaction costs of $6 million incurred during the six months ended June 30, 2013 have been eliminated in the Pro Forma Condensed Combined Statements of Earnings (Note 6, item (p)) as prescribed by Article 11 of Regulation S-X.

The unaudited pro forma condensed combined financial statements do not reflect any acquisition-related restructuring charges to be incurred in connection with the merger. These costs will be expensed as incurred.

In connection with the merger, the vesting of certain share-based awards granted under the existing LPS stock award plans will accelerate under the change in control provisions relating to those grants. The charge to compensation expense that will be recorded upon the consummation of the merger relating to those grants is approximately $38 million, if measured based on a July 1, 2013 closing date. The unaudited pro forma condensed combined financial statements reflect this additional compensation expense as an increase to personnel costs of $38 million, net of estimated tax effect of $14 million for the year ended December 31, 2012. Actual stock compensation expense for the six months ended June 30, 2013, has been eliminated in the Pro Forma Condensed Combined Statements of Earnings (Note 6, item (q)).

3.	Accounting Policies

Upon consummation of the merger, FNF will review LPS’ accounting policies. As a result of that review, it may become necessary to adjust the combined entity’s financial statements to conform to those accounting policies that are determined to be more appropriate for the combined entity. The unaudited pro forma condensed combined financial statements do not assume any differences in accounting policies.

4.	Estimate of Consideration Expected to be Transferred

The following is a preliminary estimate of consideration expected to be transferred to effect the merger of FNF and LPS:

	Conversion Calculation	Estimated Fair Value	Form of Consideration
	(In millions, except per share amounts)
Number of shares of LPS common stock outstanding as of October 29, 2013 (87,019,512)	87
Number of shares of LPS stock options expected to vest and be exchanged for the merger consideration (1,127,042)	1
FNF common stock(b)	18	$453	FNF common stock
Cash consideration of $28.102 per share of LPS common stock		2,475	Cash

Estimate of consideration expected to be transferred(a)	$33.25	$2,928

(a)	The estimated consideration expected to be transferred reflected in these unaudited pro forma condensed combined financial statements is based on the reference price of $25.489 and does not purport to represent what the actual consideration transferred will be when the merger is consummated. In accordance with ASC 805, the fair value of equity securities issued as part of the consideration transferred will be measured on the closing date of the merger at the then-current market price. This requirement will likely result in a per share equity component different from the $33.25 assumed in these unaudited pro forma condensed combined financial statements and that difference may be material. For example, a 10% change in the estimated consideration transferred would be an increase or decrease of approximately $292.8 million in the consideration transferred. FNF common stock has traded within a range of $28.03-$21.99 since the announcement of the merger agreement through October 30, 2013.
(b)	Based on the reference price of FNF stock of $25.489.

5.	Estimate of Assets to be Acquired and Liabilities to be Assumed

The following is a preliminary estimate of the assets to be acquired and the liabilities to be assumed by FNF in the merger, reconciled to the estimate of consideration expected to be transferred:

(In millions)
Book value of LPS net assets acquired at June 30, 2013	$611
Adjusted for:
Elimination of existing goodwill, capitalized software, capitalized debt issuance costs and other intangible assets	(1,410)

Adjusted book value of net assets acquired	$(799)
Adjustments to:
Other identifiable intangible assets(I)	$1,310
Capitalized software(I)	460
Prepaid and other assets	(39)
Accounts payable and other accrued liabilities	5
Deferred revenues	41
Deferred income taxes(II)	(431)
Long-term debt	(48)
Goodwill(III)	2,429

Estimate of consideration expected to be transferred	$2,928

(I)	As of the effective time of the merger, identifiable intangible assets, including capitalized software, are required to be measured at fair value and these acquired assets could include assets that are not intended to be used or sold or that are intended to be used in a manner other than their highest and best use. For purposes of these unaudited pro forma condensed combined financial statements, it is assumed that all assets will be used and that all assets will be used in a manner that represents the highest and best use of those assets, but it is not assumed that any market participant synergies will be achieved. The consideration of synergies has been excluded because they are not considered to be factually supportable, which is a required condition for these pro forma adjustments.

The fair value of identifiable intangible assets will be determined using the “income method,” which starts with a preliminary forecast of all the expected future net cash flows. At this time, FNF does not have sufficient information as to the amount, timing and risk of cash flows of intangible assets to conclude on the value of the identified intangible assets, and as a result amounts shown above are subject to change.

(II)	As of the effective date of the merger, FNF will provide deferred taxes and other tax adjustments as part of the accounting for the merger, primarily related to the estimated fair value adjustments for acquired intangibles (Note 6., items (h) and (i)).
(III)	Goodwill is calculated as the difference between the acquisition date fair value of the consideration expected to be transferred and the values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized.

6.	Pro Forma Adjustments

This note should be read in conjunction with other notes in the unaudited pro forma condensed combined financial statements. Adjustments included in the column under the heading “Pro Forma Adjustments” represent the following:

(a) To record the estimated cash sources and uses to fund the acquisition of LPS as well as estimated net transaction costs of $77 million, the proceeds from THL as a result of the sale of a minority interest in each of two recently formed subsidiaries of FNF that, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, and $468 million to fund the retirement of the LPS Term A loan.

(In millions)
Cash sources:
New FNF Term Loan A	$1,100
Amount drawn on New FNF Revolving Credit Facility	300
Proceeds from Bridge Loan Financing	800
Proceeds from October 2013 FNF equity offering	511
Proceeds from sale of 35% of the BKFS entities to THL	703
Cash uses:
Cash consideration	(2,475)
Repayment of Bridge Loan Financing	(800)
Repayment of LPS’ outstanding Term A Loan	(468)
Estimated transaction costs, net of amounts reimbursed by THL	(77)

Total	$(406)

(b) To adjust goodwill to an estimate of acquisition-date fair value, as follows:

(In millions)
Eliminate LPS historical goodwill	$(1,109)
Estimated transaction goodwill	2,429

Total	$1,320

(c) To eliminate LPS’ deferred contract costs, which have no continuing benefit to the combined entity.

(d) To adjust capitalized software to an estimate of acquisition-date fair value, as follows:

(In millions)
Eliminate LPS historical capitalized software	$(262)
Estimated transaction capitalized software	460

Total	$198

(e) To adjust intangible assets to an estimate of fair value, as follows:

(In millions)
Eliminate LPS other intangible assets	$(20)
Eliminate LPS deferred debt issue costs	(19)
Estimated new debt issue costs	17
Estimated fair value of intangible assets acquired—customer relationships	860
Estimated fair value of intangible assets acquired—trade names	450

$1,288

(f) To eliminate LPS’ interest rate swap liability, which will be terminated upon extinguishment of the related LPS $468 million Term A Loan.

(g) To record the net change in long-term debt as follows:

(In millions)
Increase LPS senior unsecured debt to fair value based on a current market rate of 108%	$48
Repay LPS’ outstanding Term A Loan(1)	(468)
New FNF long-term borrowings(1)	1,400

$980

(1)	FNF intends to use a majority of the proceeds from new debt instruments as a portion of the purchase price of LPS. The new debt instruments connected with the merger could take any of several forms or any combination of them, including but not limited to the following: (i) FNF may issue and sell senior notes in the public and/or private capital markets; (ii) FNF may borrow draw up to $1.1 billion under a new senior unsecured delayed-draw term loan facility, which would be provided pursuant to the term loan credit agreement dated as of July 11, 2013, as subsequently amended on October 24, 2013, among FNF, Bank of America, N.A. as administrative agent and the financial institutions party thereto; (iii) FNF may borrow under its third amended and restated revolving credit facility; and (iv) FNF may borrow under the bridge facility. On June 25, 2013, FNF entered into an amendment to amend and restate its existing $800 million second amended and restated credit agreement (the “existing credit agreement”), dated as of April 16, 2012 with Bank of America, N.A., as administrative agent (in such capacity, the “administrative agent”) and the other agents party thereto (the “restated credit agreement”). Among other changes, the restated credit agreement amends the existing credit agreement to permit FNF to make a borrowing under the restated credit agreement to finance a portion of the acquisition of LPS (the “acquisition”) on a “limited conditionality” basis, incorporates other technical changes to permit FNF to enter into the acquisition and extends the maturity of the existing credit agreement. Revolving loans under the credit facility generally bear interest at a variable rate based on either (i) the base rate (which is the highest of (a) one-half of one percent in excess of the federal funds rate, (b) the administrative agent’s “prime rate”, or (c) the sum of one percent plus one-month LIBOR) plus the applicable margin depending on the senior unsecured long-term debt ratings of FNF or (ii) LIBOR plus the applicable margin depending on the senior unsecured long-term debt ratings of FNF. At the current Moody’s and Standard & Poor’s senior unsecured long-term debt ratings of Baa3/BBB-, respectively, the applicable margin for revolving loans subject to LIBOR is 145 basis points. The restated credit agreement was further amended on October 24, 2013.

In connection with the merger agreement, FNF entered into an equity commitment letter and stock purchase agreement with THL pursuant to which THL agreed to make the initial equity commitment. The proceeds of the initial equity commitment were to be used to finance a portion of the aggregate merger consideration and related costs, fees and expenses. However, it is now contemplated that, subsequent to the consummation of the merger and the implementation of an internal reorganization, THL will purchase, pursuant to the unit purchase agreement, a minority interest in the BKFS entities, which, as a result of the internal reorganization, will own the ServiceLink business and the LPS business, for an amount equal to 35% of the value of the issued and outstanding equity interests of each such subsidiary. On October 24, 2013, FNF and THL entered into the unit purchase agreement, FNF obtained the bridge commitment and LPS consented to the termination of the equity commitment letter, stock purchase agreement and the initial equity commitment.

The proceeds of the bridge commitment are intended to be used, together with the proceeds of the facilities described above, to finance a portion of the merger consideration and related costs, fees and expenses to the extent FNF does not finance such consideration through (a) available cash on hand and/or (b) the issuance of equity securities or debt financing at or prior to the closing of the merger.

The remainder of the proceeds will be used to repay LPS’ outstanding Term A Loan.

FNF projects a net increase to pro forma interest expense of $36 million per year (or approximately $8 million per quarter) as a result of the new debt instruments and a reduction of $14 million per year (or approximately $3 million per quarter) as a result of retiring the LPS Term A Loan.

(h) To reduce LPS’ deferred revenues to estimated fair value. Certain revenues are deferred for accounting purposes but require minimal or no future incremental direct costs in order to be recognized. The net effect is a 50% reduction to total LPS deferred revenues, or $41 million as of June 30, 2013.

(i) To record the tax effect of $21 million, which was calculated using a 35% statutory income tax rate, on the net estimated acquisition-transaction costs of $77 million, net of capitalized debt issuance costs of $17 million and amounts directly reimbursed by THL.

(j) To record the estimated impact on deferred income taxes of fair value pro forma adjustments, as follows:

(In millions)
Capitalized software	$198
Other intangible assets	1,271
Prepaid and other assets	(39)
Deferred revenue	41
Long-term debt	(48)
Reverse historical LPS deferred tax asset on other intangible assets	(289)

$1,134
FNF estimated blended tax rate	38%

$431

(k) To eliminate LPS additional paid-in capital and to record the stock portion of the acquisition consideration at fair value less par, as follows:

(In millions)
Eliminate LPS additional paid in capital	$(245)
Proceeds from October 2013 FNF equity offering	511
Issuance of FNF common stock	453

$719

(l) To eliminate LPS’ retained earnings, and to record estimated non-recurring costs of FNF for acquisition-related transaction costs, as follows:

(In millions)
Eliminate LPS retained earnings	$(751)
Estimated $77 million acquisition-related transaction costs, assumed to be non-recurring, excluding capitalized debt issuance costs of $17 million, net of tax	(39)

$(790)

(m)	To eliminate LPS’ treasury stock and accumulated other comprehensive loss.

(n) To eliminate operating revenue and expense activity between FNF and LPS, including the following items:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(In millions)
Direct title insurance premiums(1)	$—	$2
Agency title insurance premiums(1)	(2)	(16)
Escrow, title-related and other fees(2)	(17)	(35)

Revenue eliminations	(19)	(49)

Agent commissions(1)	(2)	(14)
Other operating expenses(2)	(17)	(35)

Expense eliminations	$(19)	$(49)

(1)	The adjustments to Direct title insurance premiums, Agency title insurance premiums and Agent commissions result from title revenue generated by LPS as a third party agent of FNF, which was recorded as title premiums on LPS’ historical financial statements and was recorded as Agency title premiums and the corresponding Agent commission paid to LPS by FNF on FNF’s historical financial statements. In the unaudited pro forma condensed combined financial statements, amounts are presented as if LPS was operating as an affiliated agent of FNF.
(2)	The adjustments to Escrow, title-related and other fees as well as other operating expenses include reversing amounts paid by LPS to FNF for title plant access, amounts paid by LPS to FNF for certain corporate services including corporate aircraft usage and license fees paid by FNF to LPS for an LPS software product.

(o) To reverse $3 million of impairments on capitalized software recorded by LPS during the year ended December 31, 2012.

(p) To record the following adjustments to personnel cost:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(In millions)
Reverse share-based compensation recorded by LPS	$(14)	$(26)
Record estimated expense related to acceleration of LPS unvested share-based compensation at the acquisition date as a result of the change in control	—	38

	$(14)	$12

(q) To reverse $3 million of transaction costs incurred by FNF and $3 million of transaction costs incurred by LPS during the six months ending June 30, 2013, related to the merger.

(r) To record the following adjustments to depreciation and amortization:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(In millions)
Estimated LPS other intangible asset and capitalized software amortization based on estimated fair value	$90	$180
Reverse amortization of LPS intangible assets and capitalized software eliminated in purchase accounting	(36)	(65)

	$54	$115

The assumed life for the other intangible assets is 12 years and amortization is estimated using the accelerated, pattern-of-benefit amortization method, resulting in amortization for the first 5 years as follows:

(In millions)
Year 1	$134
Year 2	140
Year 3	113
Year 4	102
Year 5	90

The assumed life for the capitalized software assets is 10 years, resulting in estimated amortization of $46 million per year.

(s) To record the following adjustments to interest expense:

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
	(In millions)
Eliminate amortization of debt issuance costs recorded by LPS	$(2)	$(12)
Eliminate interest expense related to LPS interest rate swaps	(2)	(4)
Estimated amortization of new debt issue costs of $17 million	2	3
Eliminate interest on LPS’ outstanding Term A Loan which will be repaid as part of the merger	(6)	(14)
Estimated interest on new FNF borrowings	15	36

	$7	$9

(t) To record the tax effect of the pro forma revenue and expense adjustments based on an estimated tax rate of 38% for the six-month period ended June 30, 2013 and for the year ended December 31, 2012.

(u) To reverse the $8 million gain, net of tax of $5 million, on the sale of SoftPro by LPS to FNF recognized in the year ended December 31, 2012 by LPS.

(v) To record the adjustments to noncontrolling interest and net earnings attributable to noncontrolling interest ownership of THL subsequent to the merger as follows:

	Six Months Ended June 30, 2013
Increase in Noncontrolling interest due to THL’s minority ownership of the BKFS entities	$703

	Six Months Ended June 30, 2013	Year Ended December 31, 2012
Adjustment to Net earnings attributable to noncontrolling interests on historical net earnings of legacy LPS, based on THL’s pro forma ownership of the BKFS entities	$26	$25
Adjustment to Net earnings attributable to noncontrolling interests on historical net earnings of ServiceLink, based on THL’s pro forma ownership of the BKFS entities	21	26
Adjustment to Net earnings attributable to noncontrolling interests on pro forma revenue and expense adjustments, net of tax, based on THL’s minority ownership of the BKFS entities	(22)	(52)

Total adjustment to noncontrolling interest expense	$25	$(1)

(w) The adjustment to weighted average shares outstanding—basic and diluted is calculated as follows (in millions):

	Six Months June 30, 2013	Year Ended December 31, 2012
Eliminate LPS shares	(85)	(85)
FNF common shares issued in FNF equity offering	20	20
FNF common shares issued as consideration for acquisition of LPS(1)	18	18

	(47)	(47)

(1)	Based on the reference price of $25.489.

The unaudited pro forma combined basic and diluted earnings per share for the periods presented are based on the combined basic and diluted weighted-average shares outstanding. The historical basic and diluted weighted average shares of LPS were assumed to be replaced by the shares expected to be issued by FNF in the merger.

Certain non-recurring or infrequent items are included in the historical results of LPS and FNF for the year ended December 31, 2012. During 2012, in Realized gains and losses, net, FNF recognized a pre-tax gain of $151 million on the consolidation of its Restaurant group and Remy, investments for which FNF previously held a minority interest, but acquired a controlling interest during 2012. FNF also recognized a $49 million pre-tax bargain purchase gain on the purchase of O’Charley’s, Inc in Realized gains and losses, net. During 2012, LPS incurred pre-tax exit and disposal costs of $11 million which were unrelated to discontinued operations. During 2012, LPS incurred pre-tax legal and regulatory contingency charges of $192 million for estimated settlement and third-party legal expenses related to various ongoing legal and regulatory matters, including those related to inquiries made by governmental agencies and claims made by civil litigants concerning various past business practices in its default operations. These charges are included within Other operating expenses.

The unaudited pro forma condensed combined financial statements do not reflect the anticipated possible realization of annual cost savings of $100 million. These savings are expected to be derived from infrastructure consolidation, overhead redundancies, product portfolio rationalization and supplier rationalization. There can be no assurance that these cost savings will be achieved. In connection with elimination of overhead redundancies and rationalization, certain change-in-control and severance payments may be made in connection with the merger. The unaudited pro forma condensed combined financial statements do not reflect these charges. The unaudited pro forma condensed combined financial statements do not reflect estimated merger-related restructuring charges associated with the expected cost savings, which will be expensed as incurred.

The unaudited pro forma condensed combined financial statements do not present a combined dividend per share amount.

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Stock Prices

FNF common stock is listed on the NYSE under the symbol “FNF.” LPS common stock is listed on the NYSE under the symbol “LPS.” The following table sets forth, for the periods indicated, dividends declared and the high and low sales prices per share of FNF common stock and of LPS common stock as reported by the NYSE Composite Transaction Tape. For current price information, FNF and LPS stockholders are urged to consult publicly available sources.

	FNF Common Stock			LPS Common Stock
Calendar Period	High	Low	Dividends Declared	High	Low	Dividends Declared
2010
First Quarter	$15.05	$12.74	$0.15	$43.09	$37.03	$0.10
Second Quarter	15.84	12.85	0.18	39.87	30.81	0.10
Third Quarter	16.07	12.60	0.18	34.88	29.22	0.10
Fourth Quarter	15.92	12.74	0.18	33.65	25.50	0.10
2011
First Quarter	14.86	13.07	0.12	34.88	28.77	0.10
Second Quarter	16.15	14.14	0.12	32.79	19.55	0.10
Third Quarter	17.43	14.58	0.12	21.64	13.69	0.10
Fourth Quarter	16.46	14.03	0.12	20.06	12.91	0.10
2012
First Quarter	18.54	15.66	0.14	26.05	14.16	0.10
Second Quarter	19.70	17.62	0.14	27.15	21.14	0.10
Third Quarter	21.48	18.07	0.14	29.96	23.45	0.10
Fourth Quarter	24.30	20.71	0.16	30.88	21.68	0.10
2013
First Quarter	26.41	23.45	0.16	26.04	21.23	0.10
Second Quarter	27.17	21.99	0.16	34.14	24.07	0.10

The following table sets forth the high, low and closing prices per share of FNF common stock and of LPS common stock as reported by the NYSE Composite Transaction Tape, and the price per share of LPS common stock on an equivalent basis, as determined by reference to the value of the merger consideration to be received in respect of each share of LPS common stock in the merger, in each case on May 22, 2013, the last trading day before media reports regarding a potential transaction between FNF and LPS, on May 24, 2013, the last trading day prior to the public announcement of the merger, and on October 30, 2013, the latest practicable date before the date of this proxy statement/prospectus.

	FNF Common Stock			LPS Common Stock			Equivalent Price per Share of LPS Common Stock
	High	Low	Close	High	Low	Close
May 22, 2013	$25.64	$24.13	$24.37	$30.20	$28.86	$29.11	$33.02	(1)
May 24, 2013	$26.55	$25.63	$26.18	$33.07	$32.34	$32.99	$33.39	(1)
October 30, 2013	$28.03	$27.61	$27.86	$34.54	$34.22	$34.37	$34.796	(2)

(1)	The equivalent per share data for LPS common stock has been calculated as the sum of $28.102 plus the product of (i) the market price of one share of FNF common stock on each of the specified dates and (ii) the exchange ratio of 0.20197.
(2)	The equivalent per share data for LPS common stock has been calculated as the sum of $28.102 plus the product of (i) the market price of one share of FNF common stock on each of the specific dates and (ii) the exchange ratio of 0.24029.

The market value of the FNF common stock to be issued in exchange for shares of LPS common stock upon the completion of the merger will not be known at the time of the LPS stockholders meeting. The above tables show only historical comparisons. Because the market prices of FNF common stock and LPS common stock will likely fluctuate prior to the merger, these comparisons may not provide meaningful information to LPS stockholders in determining whether to adopt the merger agreement. LPS stockholders are encouraged to obtain current market quotations for FNF common stock and LPS common stock and to review carefully the other information contained in this proxy statement/prospectus or incorporated by reference in this proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 183.

DESCRIPTION OF FNF CAPITAL STOCK

The following description of the material terms of the capital stock of FNF includes a summary of specified provisions of FNF’s amended and restated certificate of incorporation. This description is subject to the relevant provisions of the DGCL and is qualified by reference to FNF’s amended and restated certificate of incorporation.

Authorized Capital Stock

FNF is authorized to issue 650,000,000 shares of stock, which consists of 600,000,000 shares of Class A common stock, par value $0.0001 per share, and 50,000,000 shares of preferred stock, par value $0.0001 per share. Holders of FNF common stock have no preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to FNF common stock.

As of October 30, 2013, FNF has outstanding 250,214,974 shares of common stock. No shares of preferred stock are outstanding.

Common Stock

Voting Rights

Each holder of FNF common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of FNF stockholders. Holders of FNF common stock have no cumulative voting rights.

Dividend Rights

Holders of FNF common stock are entitled to receive dividends as may be declared by FNF’s board of directors out of funds legally available to pay dividends.

Liquidation Rights

In the event of any liquidation, dissolution or other winding-up of FNF, holders of FNF common stock would be entitled to share equally and ratably in FNF’s assets, if any, remaining after the payment of all liabilities and the liquidation preference of any outstanding class or series of preferred stock.

Preemptive Rights, Conversion and Redemption.

Holders of FNF common stock have no preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to FNF common stock.

Exchange Listing

FNF’s common stock is currently listed on the NYSE under the symbol “FNF.”

Transfer Agent and Registrar

Continental Stock Transfer & Trust Company is the transfer agent and registrar for FNF common stock.

Preferred Stock

FNF is authorized by its certificate of incorporation to issue up to 50,000,000 shares of preferred stock, of which no shares are issued and outstanding. Subject to the approval by holders of shares of any class or series of preferred stock, to the extent such approval is required, FNF’s board of directors has the authority to issue preferred stock in one or more series and to fix the number of shares constituting any such series and the designations, powers, preferences, limitations and relative rights, including dividend rights, dividend rate, voting rights, terms of redemption, redemption price or prices, conversion rights and liquidation preferences of the shares constituting any series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting and other rights of holders of the common stock and may have the effect of delaying or preventing a change in control of FNF.

COMPARATIVE RIGHTS OF FNF AND LPS STOCKHOLDERS

FNF and LPS are both Delaware corporations subject to the provisions of the DGCL. LPS stockholders’ rights are currently governed by LPS’ certificate of incorporation and bylaws. If the merger is completed, the rights of LPS stockholders who become stockholders of FNF will continue to be governed by the DGCL, but also will be governed by FNF’s certificate of incorporation and bylaws. The following description summarizes the material differences that may affect the rights of FNF stockholders and LPS stockholders but does not purport to be a complete statement of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Stockholders should read carefully the relevant provisions of the FNF certificate of incorporation and bylaws and of the LPS certificate of incorporation and bylaws. Copies of the documents referred to in this summary may be obtained as described under “Where You Can Find More Information” beginning on page 183.

	FNF	LPS
Outstanding Capital Stock	FNF has one class of common stock outstanding, par value $0.0001 per share. Holders of FNF common stock are entitled to all the rights and obligations provided to common stockholders under the DGCL and FNF’s certificate of incorporation and bylaws (each as amended and restated and in effect on the date hereof).	LPS has one class of common stock outstanding, par value $0.0001 per share. Holders of LPS common stock are entitled to all the rights and obligations provided to common stockholders under the DGCL and LPS’ certificate of incorporation and bylaws (each as amended and restated and in effect on the date hereof).

Authorized Capital	The aggregate number of shares that FNF has the authority to issue is 650,000,000, of which 600,000,000 are shares of Class A common stock, $0.0001 par value per share, and 50,000,000 are shares of preferred stock, $0.0001 par value per share.	The aggregate number of shares that LPS has the authority to issue is 550,000,000, of which 500,000,000 are shares of common stock, $0.0001 par value per share, and 50,000,000 are shares of preferred stock, $0.0001 par value per share.

	No series of preferred stock is currently designated by the FNF board of directors.	No series of preferred stock is currently designated by the LPS board of directors.

	As of the date of this proxy statement/ prospectus, FNF does not have outstanding any shares of preferred stock.	As of the date of this proxy statement/ prospectus, LPS does not have outstanding any shares of preferred stock.

Voting Rights	Each holder of FNF common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders.	Each holder of LPS common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders.

Stock Transfer Restrictions	None.	None.

	FNF	LPS
Dividends	Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of FNF common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as FNF’s board of directors from time to time may determine.	Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of LPS common stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as LPS’ board of directors from time to time may determine.

Number of Directors	FNF’s certificate of incorporation provides that the number of directors will be fixed by the board of directors from time to time, but shall not be less than one or more than 14.	LPS’ certificate of incorporation provides that the number of directors will be fixed by the board of directors from time to time, but shall not be less than one or more than 14.

	FNF’s certificate of incorporation provides that the board of directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term.	LPS’ certificate of incorporation provides that the board of directors shall be divided into three classes, designated Class I, Class II and Class III. Each class shall consist, as nearly as may be possible, of one-third of the total number of directors constituting the entire board of directors. At each annual meeting of stockholders, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term.

	There are currently ten directors serving on FNF’s board of directors.	There are currently nine directors serving on LPS’ board of directors.

Election of Directors	FNF’s bylaws provide that directors are elected by a plurality of the votes cast at the FNF annual meeting and each director so elected shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification or removal. Cumulative voting for the election of directors is not authorized by FNF’s certificate of incorporation.	LPS’ bylaws provide that directors are elected by a plurality of the votes cast at the LPS annual meeting and each director so elected shall hold office until the annual meeting for the year in which his or her term expires and until his or her successor is duly elected and qualified, or until his earlier death, resignation, retirement, disqualification or removal. Cumulative voting for the election of directors is not authorized by LPS’ certificate of incorporation.

Removal of Directors	Pursuant to the DGCL, unless a certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may affect removal of a director only for cause.	Pursuant to the DGCL, unless a certificate of incorporation otherwise provides, in the case of a corporation whose board is classified, stockholders may affect removal of a director only for cause.

	FNF	LPS
	FNF’s certificate of incorporation provides that any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of FNF then entitled to vote generally in the election of directors.	LPS’ certificate of incorporation provides that any director may be removed from office at any time, but only for cause and only by the affirmative vote of the holders of a majority of the outstanding capital stock of LPS then entitled to vote generally in the election of directors.

Vacancies on the Board of Directors	FNF’s certificate of incorporation provides that any vacancy on the board of directors, however created, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Any director elected to fill a newly created directorship resulting from an increase in any class of directors shall hold office for a term that shall coincide with the remaining term of the other directors of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same term as the remaining term of his or her predecessor.	LPS’ certificate of incorporation provides that any vacancy on the board of directors, however created, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. Any director elected to fill a newly created directorship resulting from an increase in any class of directors shall hold office for a term that shall coincide with the remaining term of the other directors of that class. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same term as the remaining term of his or her predecessor.

Action by Written Consent	FNF’s certificate of incorporation provides that actions required or permitted to be taken at any annual or special meeting of stockholders may be taken without a meeting upon the written consent of the stockholders but only if such action is taken in accordance with FNF’s certificate of incorporation or by the holders of any class or series of preferred stock issued by FNF, if the terms of such class or series of preferred stock expressly provide for such action by written consent.	LPS’ certificate of incorporation provides that actions required or permitted to be taken at any annual or special meeting of stockholders must be taken at such annual or special meeting of stockholders and may not be taken by any consent in writing by stockholders of LPS.

FNF’s certificate of incorporation provides that any stockholder seeking to have the stockholders authorize or take corporate action by written consent must provide a written request addressed to the Secretary of FNF and delivered to the principal executive offices of FNF and signed by holders of record owning not less than 15% of all issued and outstanding shares of common stock of

FNF	LPS
FNF, who shall continue to own not less than 15% of all issued and outstanding shares of common stock of FNF through the date of delivery of the consents. The request (a) must describe the action proposed to be authorized or taken by written consent and (b) must contain (i) the same information and representations required by FNF’s bylaws to submit a notice of a nomination for election to the board of directors at an FNF annual meeting or of other business to be brought before an FNF annual meeting, (ii) the text of the proposal, and (iii) any agreement of the requesting stockholders required by the FNF’s bylaws.

FNF’s board of directors must determine the validity of any request for action by written consent by the later of (i) 20 days after delivery of a valid request and (ii) five days after delivery of any information requested by FNF in connection with such request, and, if appropriate, adopt a resolution fixing the record date for such purpose. The record date for such purpose shall be no more than ten days after the date upon which the resolution fixing the record date is adopted by the board of directors and shall not precede the date such resolution is adopted.

Stockholders are not entitled to authorize or take action by written consent if (a) the action relates to an item of business that is not a proper subject for stockholder action under applicable law, (b) an identical or substantially similar item of business, as determined by the board of directors in its reasonable determination, is included in FNF’s notice of meeting as an item of business to be brought before an annual or special stockholders meeting that has been called but not yet held or that is called to be held on a date within 90 days after the receipt by FNF of the request for such action (provided that the removal of directors without electing replacements

FNF	LPS
shall not be a similar item to the election of directors) or (c) such request was made in a manner that involved a violation of Regulation 14A promulgated under the Securities Exchange, or other applicable law.

Stockholders may authorize or take action by written consent only if such consents are solicited from all holders of FNF common stock.

Every written consent purporting to take or authorize the taking of corporate action must bear the date of signature of each stockholder who signs the consent, and no consent shall be effective to take or authorize the taking of the action referred to therein unless, within 60 days of the earliest dated consent properly delivered to FNF, consents signed by a sufficient number of stockholders to authorize or take such action are properly delivered to FNF.

Every consent purporting to take or authorize the taking of corporate action must be dated and delivered to FNF or its registered office in the State of Delaware no earlier than 60 days after a valid request for action by written consent has been delivered to FNF in accordance with the procedures set forth in FNF’s certificate of incorporation.

If the FNF board of directors determines that any request for action by written consent was not properly made in accordance with the terms of FNF’s certificate of incorporation, then the board of directors shall not be required to fix a record date and any such purported action by consent shall be null and void to the fullest extent permitted by applicable law. No consent shall be effective until such date as the Secretary of FNF (or other officer or properly designated inspector) certifies to FNF that the consents delivered to FNF represent at least the minimum number

	FNF	LPS
of votes that would be necessary to authorize or take the corporate action at a meeting at which all shares entitled to vote thereon were present and voted, in accordance with Delaware law and FNF’s certificate of incorporation.

Advance Notice Requirements for Stockholder Nominations and Other Proposals	For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of FNF at FNF’s principal executive office and such business must be a proper subject for stockholder action under the DGCL.	For business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of LPS at LPS’ principal executive office and such business must be a proper subject for stockholder action under the DGCL.

	To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive office of FNF, not less 120 days prior to the first anniversary date of FNF’s proxy statement in connection with the last annual meeting. However, in the event the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, notice by the stockholder must be so received no later than the close of business on the 10th day following the day on which public disclosure of the date of the annual meeting was first made.	To be timely, a stockholder’s notice must be delivered to or mailed and received at the principal executive office of LPS, not earlier than the close of business on the 120th day and not later than 90th day prior to the first anniversary of the preceding year’s annual meeting. However, in the event the annual meeting is called for a date that is not within 30 days before or after the anniversary date of the immediately preceding annual meeting, notice by the stockholder must be so received not earlier than the close of business on the 120th day prior to the date of such annual meeting and not later than the close of business on the later of the 90th day prior to the date of such meeting or, if the first public disclosure of the of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public disclosure of the date of the annual meeting was first made.

	For stockholders to bring business before an annual meeting, the notice must include (i) a brief description of the business desired to be brought before the annual meeting and the reasons for doing so at the annual meeting, (ii) the name and address of the stockholder proposing such business, (iii) the class or series and number of shares beneficially owned by	To be in proper written form, a stockholder’s notice to the Secretary must: (a) set forth, as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (i) the name and address of such stockholder and of such beneficial owner, if any, (ii) (A) the class or series and number of

FNF	LPS
the stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business, and (v) a representation that such stockholder intends to appear in person or by proxy at the Annual Meeting to bring such business before the meeting.	shares of capital stock of LPS which are directly or indirectly owned beneficially and of record by such stockholder and such beneficial owner, (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of LPS or with a value derived in whole or in part from the value of any class or series of shares of LPS, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of LPS or otherwise (referred to as a “derivative instrument”) directly or indirectly owned beneficially by such stockholder and any other direct or indirect opportunity of such stockholder to profit or share in any profit derived from an increase or decrease in the value of shares of LPS, (C) any proxy, contract, arrangement, understanding or relationship pursuant to which such stockholder has a right to vote any shares of any security of LPS, (D) any short interest in any security of LPS, (E) any rights to dividends on the shares of LPS owned beneficially by such stockholder that are separated or separable from the underlying shares of LPS, (F) any proportionate interest in shares of LPS or derivative instruments held, directly or indirectly, by a general or limited partnership in which such stockholder is a general partner or, directly or indirectly, beneficially owns an interest in a general partner and (G) any performance-related fees (other than an asset-based fee) that such stockholder is entitled to based on any increase or decrease in the value of shares of LPS or derivative instruments, if any, as of the date of such notice, including without limitation any such interests held by members of such stockholder’s immediate family sharing the same household (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than

FNF	LPS
ten days after the record date for the meeting to disclose such ownership as of the record date), and (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act; (b) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before LPS’ annual meeting, set forth (i) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the LPS board of directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings and any other material relationships between or among such stockholder and beneficial owner, if any, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and

	FNF	LPS
associates, or others acting in concert therewith, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of Item 404 of Regulation S-K and the nominee were a director or executive officer of such registrant; (d) with respect to each nominee for election or reelection to the board of directors, include a completed and signed questionnaire, representation and agreement required by LPS’ bylaws; and (e) represent that such stockholder intends to appear in person or by proxy at the annual meeting to bring such business or nomination(s) before the meeting. LPS may require any proposed nominee to furnish such other information as may reasonably be required by LPS to determine the eligibility of such proposed nominee to serve as an independent director of LPS or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

Amendments to the Certificate of Incorporation	FNF’s certificate of incorporation may be amended in accordance with the DGCL.	LPS’ certificate of incorporation may be amended in accordance with the DGCL.

	Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.	Under Section 242 of the DGCL, unless the certificate of incorporation requires a greater vote, a proposed amendment to the certificate of incorporation must be approved by the affirmative vote of a majority of the voting power of the outstanding stock entitled to vote thereon and a majority of the outstanding stock of each class entitled to vote as a class.

	FNF	LPS
LPS’ certificate of incorporation requires the approval of a majority of the Board of Directors then in office and the holders of two-thirds of the votes entitled to be cast, voting as a single class, by holders of all outstanding capital stock which by its terms may be voted on all matters submitted to stockholders of LPS generally to amend Articles V, VI, VII, IX, X and XIII thereof.

Amendments to Bylaws

FNF’s certificate of incorporation provides that FNF’s bylaws may be adopted amended or repealed if approved by a majority of the board of directors then in office or approved by holders of the Class A Common Stock in accordance with applicable law and the FNF certificate of incorporation.

FNF’s bylaws provide that such bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders or by the board of directors, provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting of stockholders or board of directors as the case may be. All such amendments must be approved by either the holders of outstanding capital stock or by a majority of the board of directors then in office, in each case, in accordance with FNF’s certificate of incorporation and Delaware law.

LPS’ bylaws may be altered, amended or repealed, in whole or in part, or new bylaws may be adopted by the stockholders provided, however, that notice of such alteration, amendment, repeal or adoption of new bylaws be contained in the notice of such meeting of stockholders. All such amendments must be approved by the holders of two-thirds of the votes entitled to be cast, voting as a single class, by holders of outstanding capital stock which by its terms may vote on all matters submitted to stockholders of LPS generally; provided, however, that the LPS certificate of incorporation provides that Section 2.2 (except for Section 2.2(a)), Section 2.3, Section 3.1 (except for Section 3.1(a)) and Article IX of LPS’ bylaws may be altered, amended or repealed only with approval of a majority of the board of directors then in office and approval of holders of two-thirds of the votes entitled to be cast, voting as a single class, by holders of outstanding capital stock which by its terms may vote on all matters submitted to stockholders of LPS generally.

Special Meeting of Stockholders	FNF’s certificate of incorporation provides that special meetings of FNF’s stockholders may be called at any time by the majority vote of the board of directors or by the Chairman of the Board or Chief Executive Officer. Except as required by law or by FNF’s certificate of incorporation with respect to series of preferred stock, special meetings may not be called by any other person or persons.	LPS’ certificate of incorporation provides that special meetings of LPS’ stockholders may be called at any time by the majority vote of the board of directors or by the Chairman of the Board or Chief Executive Officer. Except as required by law or by LPS’ certificate of incorporation with respect to series of preferred stock, special meetings may not be called by any other person or persons.

	FNF	LPS
LPS’ bylaws provide that only such business shall be conducted at a special meeting as shall have been brought before the meeting pursuant to LPS’ notice of meeting. Nominations for election of directors may be made at a special meeting at which directors are to be elected pursuant to LPS’ notice of meeting (a) by or at the direction of the board of directors or (b) provided that the board of directors has determined that directors shall be elected at such meeting, by any stockholder of LPS who (i) is a stockholder of record on the date of the giving of the notice and on the date of the special meeting, (ii) is entitled to vote at such special meeting and (iii) complies with the notice procedures set forth in LPS’ bylaws as to such nomination. In the event LPS calls a special meeting for the purpose of electing one or more directors to the board of directors, any such stockholder may nominate a person or persons for election to such position(s) as specified in LPS’ notice of meeting, if the stockholder’s notice with respect to any nomination shall be delivered to the Secretary of LPS at the principal executive offices of LPS not earlier than the close of business on the 120th day prior to the date of such special meeting and not later than the close of business on the later of the 90th day prior to the date of such special meeting or, if the first public disclosure of the date of such special meeting is less than 100 days prior to the date of such special meeting, the 10th day following the day on which public disclosure is first made of the date of the special meeting and of the nominees proposed by the board of directors to be elected at such meeting.

Quorum	The majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any FNF stockholders meeting.	The majority of the shares entitled to vote, represented in person or by proxy, constitutes a quorum at any LPS stockholders meeting.

	FNF	LPS
Limitation of Personal Liability of Directors

FNF’s certificate of incorporation provides that a director of FNF shall not be personally liable for monetary damages for breach of a fiduciary duty except for liability:

(a)    for any breach of the director’s duty of loyalty to FNF or its stockholders;

(b)    for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

(c)    under Section 174 of the DGCL (which addresses unlawful payments of dividends, certain stock purchases or redemptions); or

(d)    for any transaction from which the director derived an improper personal benefit.

LPS’ certificate of incorporation provides that no director is personally liable to LPS or its stockholders for monetary damages for breach of a fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL.

Section 102 of the DGCL provides that a corporation may include in its certificate of incorporation a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. However, the provision may not eliminate or limit the liability of a director for: (i) a breach of the duty of loyalty; (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) unlawful payments of dividends, certain stock repurchases or redemptions; or (iv) any transaction from which the director derived an improper personal benefit.

Indemnification of Directors and Officers

FNF’s certificate of incorporation requires FNF to indemnify each director and officer to the fullest extent permitted by Section 145 of the DGCL.

Subject to certain requirements, FNF’s bylaws require FNF to indemnify any person of FNF who was or is a party or is threatened to be made a party to any threatened, pending, or completed action (other than an action by or in the right of FNF) by reason of the fact that the person is or was a director, officer, employee, or agent of FNF, or is or was serving at the request of FNF as a director, officer, employee, or agent of another enterprise.

LPS’ certificate of incorporation generally requires LPS to indemnify each director and officer to the fullest extent permitted by Section 145 of the DGCL.

Subject to certain requirements, LPS’ bylaws require LPS to indemnify any person of LPS who was or is a party or is threatened to be made a party to any threatened, pending, or completed action (other than an action by or in the right of LPS) by reason of the fact that the person is or was a director or officer of LPS, or is or was a director or officer of LPS serving at the request of LPS as a director, officer, employee, or agent of another enterprise.

	Subject to certain requirements, FNF’s bylaws require FNF to indemnify any person who was or is a party or is	Subject to certain requirements, LPS’ bylaws require LPS to indemnify any person who was or is a party or is

	FNF	LPS

threatened to be made a party to any threatened, pending, or completed action by or in the right of FNF to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee, or agent of FNF, or is or was serving at the request of FNF as a director, officer, employee, or agent of another enterprise.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, and subject to certain conduct requirements in all cases, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

threatened to be made a party to any threatened, pending, or completed action by or in the right of LPS to procure a judgment in its favor by reason of the fact that the person is or was a director or officer of LPS or is or was a director or officer of LPS serving at the request of FNF as a director, officer, employee, or agent of another enterprise.

Section 145 of the DGCL provides that, subject to certain limitations in the case of derivative suits brought by a corporation’s stockholders in its name, and subject to certain conduct requirements in all cases, a corporation may indemnify any person who is made a party to any action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding.

State Anti-Takeover Statutes	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by	Section 203 of the DGCL generally prohibits “business combinations,” including mergers, sales and leases of assets, issuances of securities and similar transactions by a corporation or a subsidiary with an interested stockholder who beneficially owns 15% or more of a corporation’s voting stock, within three years after the person or entity becomes an interested stockholder, unless: (i) the board of directors of the target corporation has approved, before the acquisition time, either the business combination or the transaction that resulted in the person becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the person becoming an interested stockholder, the person owns at least 85% of the corporation’s voting stock (excluding shares owned by

	FNF	LPS
	directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder.	directors who are officers and shares owned by employee stock plans in which participants do not have the right to determine confidentially whether shares will be tendered in a tender or exchange offer); or (iii) after the person or entity becomes an interested stockholder, the business combination is approved by the board of directors and authorized at a meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock not owned by the interested stockholder.

Mergers, Consolidations or Certain Dispositions	Under the DGCL Section 251, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.	Under the DGCL Section 251, a merger, consolidation or sale of all or substantially all of a corporation’s assets must be approved by the board of directors and by a majority of the outstanding stock of the corporation entitled to vote thereon. However, no vote of stockholders of a constituent corporation surviving a merger is required, unless the corporation provides otherwise in its certificate of incorporation, if: (i) the merger agreement does not amend the certificate of incorporation of the surviving corporation; (ii) each share of stock of the surviving corporation outstanding before the merger is an identical outstanding or treasury share after the merger; and (iii) either no shares of common stock of the surviving corporation are to be issued or delivered pursuant to the merger or, if such common stock will be issued or delivered, it will not increase the number of shares of common stock outstanding immediately before the merger by more than 20%.

LEGAL MATTERS

The validity of the shares of FNF common stock to be issued pursuant to the merger will be passed upon by Weil Gotshal & Manges LLP.

EXPERTS

FNF

The consolidated financial statements and the related financial statement schedules of FNF as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated into this proxy statement/prospectus by reference to FNF’s Annual Report on Form 10-K for the year ended December 31, 2012 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LPS

The consolidated financial statements of LPS as of December 31, 2012 and 2011, and for each of the years in the three-year period ended December 31, 2012, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2012 have been incorporated into this proxy statement/prospectus by reference to LPS’ Annual Report on Form 10-K for the year ended December 31, 2012 in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

STOCKHOLDER PROPOSALS

FNF

FNF will hold a regular annual meeting of stockholders in 2014 regardless of whether the merger is completed.

In order for a stockholder proposal, including a director nomination, to be considered for inclusion in FNF’s proxy statement for its 2014 annual meeting of stockholders, the written proposal must be received by the Corporate Secretary of FNF no later than December 13, 2013. Any other proposal that a stockholder wishes to bring before the 2014 annual meeting of stockholders without inclusion of such proposal in the FNF’s proxy materials must also be received by the Corporate Secretary of FNF no later than December 13, 2013. All proposals must be directed to the Secretary of the Company at 601 Riverside Avenue, Jacksonville, Florida 32204. All proposals must comply with SEC regulations regarding the inclusion of stockholder proposals in company-sponsored proxy materials and FNF’s bylaws.

In accordance with FNF’s bylaws, an FNF stockholder who wishes to include a proposal in FNF’s proxy statement and form of proxy for presentation at FNF’s 2014 annual meeting of stockholders must be received by the Corporate Secretary of FNF at 601 Riverside Avenue, Jacksonville, Florida 32204 no later than December, 13, 2013. Each notice must include (i) a brief description of the business desired to be brought before FNF’s 2014 annual meeting and the reasons for conducting such business at the annual meeting, (ii) the name and record address of such stockholder, (iii) the class or series and number of shares of capital stock of FNF which are owned beneficially or of record by such stockholder, (iv) a description of all arrangements or understandings between such stockholder and any other person or persons (including their names) in connection with the proposal of such business by such stockholder and any material interest of such stockholder in such business and (v) a representation that such stockholder intends to appear in person or by proxy at FNF’s 2014 annual meeting to bring such business before the meeting.

LPS

It is not expected that LPS will hold an annual meeting of stockholders for 2014 unless the merger is not completed.

In order to be considered for inclusion in the proxy statement and form of proxy for the 2014 annual meeting of stockholders, should one be held, stockholder proposals must be submitted in writing and received by LPS’ Corporate Secretary at LPS’ principal executive offices in Jacksonville, Florida on or before December 10, 2013 in accordance with the requirements of 14a-8 of the Exchange Act.

If the merger is not completed and LPS holds an annual meeting in 2014, any stockholder who desires to bring director nominations or other business before the 2014 annual meeting of stockholders in a form other than a stockholder proposal in accordance with the preceding paragraph must submit the recommendation in writing to the Corporate Secretary, c/o Lender Processing Services, Inc., 601 Riverside Avenue, Jacksonville, Florida 32204 with proper notice, as provided in LPS’ bylaws not earlier than the close of business on the 120th and not later than the close of business on the 90th day prior to the first anniversary of the previous year’s annual meeting. For the 2014 annual meeting, LPS’ Corporate Secretary must receive this notice no earlier than January 23, 2014 and no later than February 22, 2014 unless the annual meeting in 2014 is not within 30 days before or after such anniversary date, then notice by the stockholder to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or, if the first public disclosure of the date of such annual meeting is less than 100 days prior to the date of such annual meeting, the 10th day following the day on which public disclosure of the date of such annual meeting is first made. You may contact LPS’ Corporate Secretary at the address mentioned above for a copy of the relevant bylaw provisions regarding the requirements for making stockholder proposals and nominating director candidates.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless such stockholders have notified the company whose shares they hold of their desire to receive multiple copies of the proxy statement/prospectus. This process, which is commonly referred to as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact LPS at the address identified below. LPS will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: Lender Processing Services, Inc., 601 Riverside Avenue Jacksonville, Florida 32204, Attention of Corporate Secretary (904) 854-5100.

OTHER MATTERS

Other Matters Presented at the LPS Stockholders Meeting

As of the date of this proxy statement/prospectus, the LPS board of directors knows of no matters that will be presented for consideration at the LPS stockholders meeting other than as described in this proxy statement/prospectus. If any other matters come before the LPS stockholders meeting or any adjournment or postponement thereof and shall be voted upon, the proposed proxy will be deemed to confer authority to the individuals named as authorized therein to vote the shares represented by the proxy as to any matters that fall within the purposes set forth in the notice of special meeting. It is intended that the persons named in the enclosed proxy and acting thereunder will vote in accordance with their best judgment on such matters.

WHERE YOU CAN FIND MORE INFORMATION

LPS and FNF each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an internet website that contains reports, proxy and information statements, and other information regarding issuers, including LPS and FNF, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult FNF’s or LPS’ website for more information about LPS or FNF, respectively. FNF’s website is www.fnf.com. LPS’ website is www.lpsvcs.com. Information included on these websites is not incorporated by reference into this proxy statement/prospectus.

FNF has filed with the SEC a registration statement of which this proxy statement/prospectus forms a part. The registration statement registers the shares of FNF common stock to be issued to LPS stockholders pursuant to the merger. The registration statement, including the attached exhibits, contains additional relevant information about FNF and FNF common stock. The rules and regulations of the SEC allow LPS and FNF to omit certain information included in the registration statement from this proxy statement/prospectus.

In addition, the SEC allows LPS and FNF to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents listed below that FNF has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about FNF, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed February 27, 2013.

•	Quarterly Reports on Form 10-Q, filed May 1, 2013 and August 7, 2013.

•	Proxy Statement on Schedule 14A filed April 12, 2013.

•	Current Reports on Form 8-K or 8-K/A, filed February 19, 2013, May 1, 2013, May 23, 2013, May 28, 2013, May 31, 2013, June 20, 2013, June 26, 2013, July 2, 2013, July 12, 2013, July 25, 2013, October 23, 2013 and October 25, 2013.

In addition, FNF incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the LPS stockholders meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or FNF will provide you with copies of these documents, without charge, upon written or oral request to:

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-8100

Attention: Corporate Secretary

This proxy statement/prospectus incorporates by reference the documents listed below that LPS has previously filed with the SEC (other than information furnished pursuant to Item 2.02 or Item 7.01 of a Current Report on Form 8-K). These documents contain important information about LPS, its financial condition or other matters.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2012 filed February 25, 2013.

•	Quarterly Reports on Form 10-Q, filed April 26, 2013 and August 8, 2013.

•	Proxy Statement on Schedule 14A, filed April 9, 2013.

•	Current Reports on Form 8-K or 8-K/A, filed January 4, 2013, February 7, 2013, March 12, 2013, April 24, 2013, May 2, 2013, May 28, 2013, June 20, 2013, July 8, 2013, July 12, 2013 and October 25, 2013.

In addition, LPS incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this proxy statement/prospectus and prior to the date of the LPS stockholders meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or LPS will provide you with copies of these documents, without charge, upon written or oral request to:

Lender Processing Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

(904) 854-5100

Attention: Corporate Secretary

In the event of conflicting information in this proxy statement/prospectus in comparison to any document incorporated by reference into this proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated October 31, 2013. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither our mailing of this proxy statement/prospectus to FNF stockholders or LPS stockholders nor the issuance by FNF of shares of common stock pursuant to the merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of LPS and FNF made to the other in the merger agreement. Representations and warranties made by LPS, FNF and other applicable parties are also set forth in contracts and other documents (including the merger agreement) that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference only to provide you with information regarding the terms and conditions of the agreements, and not to provide any other factual information regarding LPS, FNF or their businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

ANNEX A

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of May 28, 2013,

among

FIDELITY NATIONAL FINANCIAL, INC.,

LION MERGER SUB, INC.

and

LENDER PROCESSING SERVICES, INC.

AGREEMENT AND PLAN OF MERGER (this “Agreement”) dated as of May 28, 2013, among FIDELITY NATIONAL FINANCIAL, INC., a Delaware corporation (“Parent”), LION MERGER SUB, INC., a Delaware corporation and a Subsidiary of Parent (“Sub”), and LENDER PROCESSING SERVICES, INC., a Delaware corporation (the “Company”).

WHEREAS, the Board of Directors of each of the Company and Sub has unanimously approved and declared advisable, and the Board of Directors of Parent has unanimously approved, this Agreement and the merger of Sub with and into the Company (the “Merger”), upon the terms and subject to the conditions set forth in this Agreement, whereby each issued and outstanding share of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), other than (a) shares of Company Common Stock directly owned by the Company, as treasury stock, or by Parent or Sub, (b) shares of Company Common Stock owned directly by any wholly owned Subsidiary of the Company and (c) the Appraisal Shares, will be converted into the right to receive $16.625 in cash and 0.65224 shares of Class A common stock, par value $0.0001 per share, of Parent (“Parent Common Stock”);

WHEREAS, the Board of Directors of Parent has unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and the Parent Share Issuance, and resolved to recommend that the stockholders of Parent approve the Parent Share Issuance (to the extent such approval is required under applicable Law);

WHEREAS, Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger; and

WHEREAS, Parent, Sub and the Company intend that, for U.S. federal income tax purposes, the receipt of the Merger Consideration in exchange for shares of Company Common Stock pursuant to the Merger be a fully taxable transaction to the holders of shares of Company Common Stock.

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and subject to the conditions set forth herein, the parties hereto agree as follows:

ARTICLE I

The Merger

SECTION 1.01. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Sub shall be merged with and into the Company at the Effective Time. Following the Effective Time, the separate corporate existence of Sub shall cease, and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

SECTION 1.02. Closing. The closing of the Merger (the “Closing”) will take place at 10:00 a.m., New York City time, on the second business day after satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), at the offices of Cravath, Swaine & Moore LLP, Worldwide Plaza, 825 Eighth Avenue, New York, New York 10019, unless another time, date or place is agreed to in writing by Parent and the Company; provided that, notwithstanding the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI, if the Marketing Period has not ended at the time of the satisfaction or (to the extent permitted by Law) waiver of such conditions (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted by Law) waiver of those conditions), the Closing shall occur instead on (i) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (A) any business day during the Marketing Period specified by Parent to the Company on no less than two business days’ written notice to the Company and (B) the first business day immediately following the final day of the Marketing Period or (ii) such other date, time or place as agreed to in writing by Parent, Sub and the Company. Parent and Sub acknowledge and agree that the receipt of the Financing is not a condition to Closing and that the failure to obtain the Financing shall not in any way relieve Parent or Sub of their obligations to close the Merger on the Closing Date. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

SECTION 1.03. Effective Time. Subject to the provisions of this Agreement, as promptly as practicable on the Closing Date, Parent, Sub and the Company shall file a certificate of merger (the “Certificate of Merger”) in such form as is required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL and shall make all other filings and recordings required under the DGCL. The Merger shall become effective at such date and time as the Certificate of Merger is filed with the Secretary of State of the State of Delaware in accordance with the DGCL or at such subsequent date and time as Parent and the Company shall agree and specify in the Certificate of Merger. The date and time at which the Merger becomes effective is referred to in this Agreement as the “Effective Time”.

SECTION 1.04. Effects of the Merger. The Merger shall have the effects set forth in Section 259 of the DGCL.

SECTION 1.05. Certificate of Incorporation and Bylaws. The certificate of incorporation and bylaws of the Surviving Corporation shall be amended at the Effective Time to be the certificate of incorporation and bylaws of Sub as in effect immediately prior to the Effective Time (except as to the name of the Surviving Corporation, which shall be Lender Processing Services, Inc.) until thereafter changed or amended as provided therein or by applicable Law.

SECTION 1.06. Directors. The directors of Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

SECTION 1.07. Officers. The officers of the Company immediately prior to the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

ARTICLE II

Effect of the Merger on the Capital Stock of the Constituent Corporations; Exchange Fund; Company Equity Awards

SECTION 2.01. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Sub or the holder of any shares of Company Common Stock or any shares of capital stock of Parent or Sub:

(a) Capital Stock of Sub. Each share of capital stock of Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation.

(b) Cancellation of Treasury Stock and Parent-Owned Stock. Each share of Company Common Stock that is directly owned by the Company, as treasury stock, or by Parent or Sub immediately prior to the Effective Time, shall automatically be canceled and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(c) Conversion of Company Common Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares to be canceled in accordance with Section 2.01(b), shares to remain outstanding in accordance with Section 2.01(e), and, except as provided in Section 2.01(d), the Appraisal Shares) shall be converted into the right to receive (i) $16.625 in cash, without interest (the “Initial Cash Consideration” and, as the same may be increased pursuant to Section 2.01(g), the “Cash Consideration”) and (ii) a number of validly issued, fully paid and non assessable shares of Parent Common Stock equal to the Exchange Ratio as determined pursuant to Section 2.01(h) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”). At the Effective Time, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate (or evidence of shares in book-entry form) that immediately prior to the Effective Time represented any such shares of Company Common Stock (each, a “Certificate”) shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration and any declared dividends on the Company Common Stock with a record date prior to the Effective Time that remain unpaid at the Effective Time and that are due to such holder, any dividends or other distributions payable pursuant to 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i), without interest, in each case to be issued or paid in consideration therefor upon surrender of the applicable Certificate in accordance with Section 2.02(b), in the case of certificated shares, and automatically, in the case of book-entry shares.

(d) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares (the “Appraisal Shares”) of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (“Section 262”) shall not be converted into the right to receive the Merger Consideration as provided in Section 2.01(c), but instead such holder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262. At the Effective Time, the Appraisal Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive any dividends in accordance with Section 2.02(j) and the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262, then the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 shall cease and such Appraisal Shares shall be deemed to have been converted at the Effective Time into, and shall have become, the right to receive the Merger Consideration as provided in Section 2.01(c), without any interest thereon. The Company shall give prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL received by the Company, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent (which consent shall not be unreasonably withheld or delayed), voluntarily make any payment with respect to, or settle or offer to settle, any such demands, or agree to do or commit to do any of the foregoing.

(e) Common Stock Owned by Subsidiaries of the Company. Each share of Company Common Stock held by any Subsidiary of the Company shall be converted into a number of shares of stock of the Surviving Corporation such that each such Subsidiary owns the same percentage of the common stock of the Surviving Corporation immediately following the Effective Time as such Subsidiary owned in Company Common Stock immediately prior to the Effective Time.

(f) Adjustments to Exchange Ratio. The Merger Consideration shall be adjusted to reflect appropriately the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities of a Subsidiary of Parent or the Company or of securities convertible into Parent Common Stock or Company Common Stock), extraordinary cash dividends, reorganization, recapitalization, reclassification, combination, exchange of shares or other like change with respect to Parent Common Stock or Company Common Stock with a record date occurring on or after the date hereof and prior to the Effective Time.

(g) Adjustments to the Cash Consideration and the Stock Consideration.

(i) Subject to satisfaction of the conditions set forth in Section 2.01(g)(ii), Parent shall have the option, by notice in writing to the Company on or before the Adjustment Determination Date (such notice, the “Adjustment Notice”), to increase the Cash Consideration by an amount up to the amount of the Initial Cash Consideration (the amount by which Parent elects to increase the Cash Consideration pursuant to this Section 2.01(g)(i), the “Increased Cash Consideration”). The Adjustment Notice shall include, on a per share of Company Common Stock basis, the amount of the Increased Cash Consideration, Parent’s calculation of the Exchange Ratio (as of the date of the Adjustment Notice) and evidence reasonably satisfactory to the Company that the conditions set forth in Section 2.01(g)(ii) have been satisfied. The Adjustment Notice shall be accompanied by a certificate signed on behalf of Parent by an executive officer thereof to the effect that the conditions set forth in Section 2.01(g)(ii) have been satisfied.

(ii) The ability of Parent to increase the Cash Consideration pursuant to Section 2.01(g)(i), will be subject to the satisfaction of either of the following conditions:

(A) (1) Parent shall have delivered to the Company true and complete copies of one or more commitment letters and any related documents or agreements from reputable financial institutions or other persons, in each case reasonably acceptable to the Company, to provide, subject to the terms and conditions therein (which shall not contain additional or adversely modified conditions or other contingencies to the availability of the Additional Financing relative to those contained in the applicable Initial Financing Commitments as of the date of this Agreement (or solely with respect to any revolving commitments, any additional or adversely modified conditions or other contingencies to the availability of such financing on the Closing Date than those contained in the Existing Facility as of the date of this Agreement or the Initial Financing Commitments as of the date of this Agreement) and shall otherwise be no less favorable to Parent and the Company, when taken as a whole, than the terms and conditions of the applicable Initial Financing Commitments (or solely with respect to any revolving commitments, than the terms of the Existing Facility as of the date of this Agreement or the Initial Financing Commitments as of the date of this Agreement)), debt or equity financing (the “Additional Financing”) in an aggregate amount at least equal to the aggregate Increased Cash Consideration (the “Additional Financing Commitments”), (2) Parent or Sub shall have fully paid any and all commitment fees or other fees in connection with the such financing commitments that are payable on or prior to the date of the Adjustment Notice and (3) the representations and warranties of Parent and Sub with respect to the Additional Financing and the Additional Financing Commitments set forth in Section 3.02(g) shall be true and correct in all material respects; or

(B) Parent either shall have (1) received financing (other than the Initial Financing) after the date of this Agreement and on or before the date of the Adjustment Notice in an aggregate amount at least equal to the aggregate Increased Cash Consideration, the proceeds of which financing shall have been deposited in an escrow account or other segregated account on terms (including with respect to withdrawals, use of proceeds, distributions and investments), and subject to appropriate documentation, reasonably satisfactory to the Company or (2) cash on hand in readily available funds in an aggregate amount at least equal to the aggregate Increased Cash Consideration, and evidence of such funds shall have been provided to the Company in a form reasonably satisfactory to the Company.

(h) Exchange Ratio. “Exchange Ratio” means the Initial Exchange Ratio, subject to adjustment as set forth below (in each case rounded to the nearest hundred-thousandth):

(i) if the Increased Cash Consideration is zero and the Average Parent Stock Price is an amount less than the Floor Price, then the Exchange Ratio shall be an amount equal to the quotient of (x) the Initial Stock Floor Value divided by (y) the greater of the Average Parent Stock Price and the Lower Floor Price;

(ii) if the Increased Cash Consideration is greater than zero and:

(A) if the Average Parent Stock Price is an amount greater than the Ceiling Price, then the Exchange Ratio shall be an amount equal to the quotient of (a) (x) the product of (1) the Initial Exchange Ratio multiplied by (2) the Average Parent Stock Price minus (y) the Increased Cash Consideration divided by (b) the Average Parent Stock Price;

(B) if the Average Parent Stock Price is an amount greater than or equal to the Floor Price but less than or equal to the Ceiling Price, then the Exchange Ratio shall be an amount equal to the quotient of (a) (x) the Initial Stock Value minus (y) the Increased Cash Consideration divided by (b) the Reference Price; or

(C) if the Average Parent Stock Price is an amount less than the Floor Price, then the Exchange Ratio shall be an amount equal to the quotient of (a) the New Stock Floor Value divided by (b) the greater of the Average Parent Stock Price and the Lower Floor Price.

SECTION 2.02. Exchange Fund. (a) Exchange Agent. Prior to the Closing Date, Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as exchange agent (the “Exchange Agent”) for the payment of the Merger Consideration in accordance with this Article II and, in connection therewith, shall enter into an agreement with the Exchange Agent in the form reasonably acceptable to the Company (the “Exchange Agency Agreement”). At or prior to the Effective Time, Parent shall deposit, or shall cause Sub to deposit, with the Exchange Agent (i) book-entry shares representing the number of shares of Parent Common Stock sufficient to pay the aggregate Stock Consideration pursuant to Section 2.01(c), (ii) cash in an amount sufficient to pay the aggregate Cash Consideration pursuant to Section 2.01(c) and (iii) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i). In addition, Parent shall deposit with the Exchange Agent, as necessary from time to time on or after the Effective Time, an amount in cash sufficient to pay any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j). The shares of Parent Common Stock and cash deposited with the Exchange Agent are referred to in this Agreement as the “Exchange Fund”.

(b) Certificate Exchange Procedures. As promptly as practicable after the Effective Time, but in any event within two business days thereafter, Parent shall cause the Exchange Agent to mail to each holder of record of a Certificate (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and which shall otherwise be in customary form (including customary provisions with respect to delivery of an “agent’s message” with respect to shares held in book-entry form)) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for the Merger Consideration. Each holder of record of a Certificate shall, upon surrender to the Exchange Agent of such Certificate, together with such letter of transmittal, duly executed, and such other customary documents as may reasonably be required by the Exchange Agent, be entitled to receive in exchange therefor cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of the Company, payment of the Merger Consideration may be made to a person other than the person in whose name the Certificate so surrendered is registered if such Certificate shall be properly endorsed or otherwise be in proper form for transfer and the person requesting such payment shall pay any fiduciary or surety bonds or any transfer or other similar taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of such Certificate or establish to the reasonable satisfaction of Parent that such tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.02(b), each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender cash in the amount equal to the Cash Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, book-entry shares representing the Stock Consideration that such holder has the right to receive pursuant to Section 2.01(c) and this Article II, cash in lieu of any fractional shares of Parent Common Stock such holder is entitled to receive pursuant to Section 2.02(i) and any dividends or other distributions such holder is entitled to receive pursuant to Section 2.01(c) and/or Section 2.02(j). No interest shall be paid or will accrue on any cash payable to holders of Certificates pursuant to the provisions of this Article II.

(c) No Further Ownership Rights in Company Common Stock. The Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable pursuant to Section 2.02(i) paid upon the surrender of Certificates in accordance with the terms of this Article II shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Common Stock formerly represented by such Certificates, subject, however, to the Surviving Corporation’s obligation to pay all declared dividends with a record date prior to the Effective Time that remain unpaid at the Effective Time. At the close of business on the day on which the Effective Time occurs, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificate is presented to the Surviving Corporation for transfer, it shall be canceled against delivery of the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) to the holder thereof as provided in this Article II.

(d) Termination of the Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of the Certificates for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Parent and the Surviving Corporation for, and Parent and the Surviving Corporation shall remain liable for, payment of their claims for the Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) pursuant to the provisions of this Article II.

(e) No Liability. None of Parent, Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any person in respect of any shares of Parent Common Stock, cash, dividends or other distributions from the Exchange Fund delivered to a public official in compliance with any applicable state, Federal or other abandoned property, escheat or similar Law. If any Certificate shall not have been surrendered prior to the date on which the related Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) would escheat to or become the property of any Governmental Entity, any such Merger Consideration (and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i)) shall, to the extent permitted by applicable Law, immediately prior to such time become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto.

(f) Investment of Exchange Fund. The Exchange Agent shall invest the cash in the Exchange Fund as directed by Parent; provided, however, that such investments shall be in obligations of or guaranteed by the United States of America or any agency or instrumentality thereof and backed by the full faith and credit of the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1.0 billion (based on the most recent financial statements of such bank that are then publicly available) and, in any such case, no instrument or investment shall have a maturity exceeding three months. Any interest and other income resulting from such investments shall be paid solely to Parent. To the extent there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to fully satisfy all of the payment obligations to be made in cash by the Exchange Agent hereunder, Parent shall or shall cause Sub to promptly replace or restore the cash in the Exchange Fund so that the Exchange Fund is at all times maintained at a level sufficient for the Exchange Agent to fully satisfy such cash payment obligations. Nothing contained herein and no investment losses resulting from investment of the Exchange Fund shall diminish the rights of any holder of Certificates to receive the Merger Consideration as provided herein.

(g) Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond or surety in such reasonable amount as Parent may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration and any dividends or other distributions payable with respect thereto pursuant to Section 2.01(c) and/or Section 2.02(j) and cash in lieu of any fractional shares payable with respect thereto pursuant to Section 2.02(i).

(h) Withholding Rights. Parent, the Surviving Corporation or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock or Company Restricted Stock or any holder of a Company Stock Option or Company Performance Based Retention Incentive Award or any participant in the Company ESPP such amounts as Parent, the Surviving Corporation or the Exchange Agent are required to deduct and withhold with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or any provision of state, local or foreign tax Law. For the avoidance of doubt, withholding with respect to the total amount of consideration paid hereunder may be made (x) from the Cash Consideration or (y) in part from the Cash Consideration and in part from the Stock Consideration (valuing the Parent Common Stock based on the Average Parent Stock Price); provided, however, that to the extent withholding is done in part from the Cash Consideration and in part from the Stock Consideration, the withholding shall be done ratably from the Cash Consideration and the Stock Consideration, except as required by applicable Law. To the extent that amounts are so withheld and paid over to the appropriate taxing authority by Parent, the Surviving Corporation or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, the holder of shares of Company Restricted Stock or the holder of the Company Stock Option or the holder of the Company Performance Based Retention Incentive Award or the participant in the Company ESPP, as the case may be, in respect of which such deduction and withholding was made by Parent, the Surviving Corporation or the Exchange Agent.

(i) No Fractional Shares. No certificates or scrip representing fractional shares or book-entry credit of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or upon the conversion of shares of Company Common Stock in book-entry form, no dividends or other distributions of Parent shall relate to such fractional share interests and such fractional share interests shall not entitle the owner thereof to vote or to any rights of a stockholder of Parent. Each holder of Company Common Stock who otherwise would have been entitled to a fraction of a share of Parent Common Stock shall receive in lieu thereof cash (rounded to the nearest cent) equal to the product obtained by multiplying (A) the fractional share interest to which such holder (after taking into account all shares of Company Common Stock formerly represented by all Certificates surrendered by such holder and all shares of Company Common Stock in book-entry form formerly held by such holder that are converted) would otherwise be entitled by (B) Average Parent Stock Price. The parties hereto acknowledge that payment of the cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to Parent that would otherwise be caused by the issuance of fractional shares.

(j) Distributions with Respect to Unexchanged Shares of Parent Common Stock. (i) No dividends or other distributions with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock that the holder thereof has the right to receive upon the surrender thereof, and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder pursuant to Section 2.02(i), in each case until the holder of such Certificate shall have surrendered such Certificate in accordance with this Article II. Following the surrender of any Certificate, there shall be paid to the record holder of the certificate representing shares of Parent Common Stock issued in exchange therefor, without interest, (A) at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Parent Common Stock.

(ii) Holders of shares of Company Common Stock in book-entry form who are entitled to receive shares of Parent Common Stock shall be paid (A) at the time of payment of such Parent Common Stock, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and the amount of any cash payable in lieu of a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.02(i) and (B) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to the time of such payment of Parent Common Stock and a payment date subsequent to the time of such payment payable with respect to such shares of Parent Common Stock.

(k) Uncertificated Shares. In the case of any outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to this Section 2.02 as are necessary or appropriate to implement the same purpose and effect that this Section 2.02 has with respect to shares of Company Common Stock that are represented by Certificates.

SECTION 2.03. Company Equity Awards. (a) As soon as reasonably practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee administering any Company Stock Plan) shall adopt such resolutions and take such other actions as may be required to provide that:

(i) unless otherwise agreed between the applicable holder and Parent and with the prior written consent of the Company, immediately prior to the Effective Time, each unexercised Company Stock Option that is outstanding immediately prior to the Effective Time, whether or not vested or exercisable, shall be net exercised for that number of whole and fractional shares of Company Common Stock, with such whole shares being treated as issued and outstanding as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 2.01(c)) and such fractional shares being paid to the holder in cash (based on the Fair Market Value (as such term is defined in the Company’s 2008 Omnibus Incentive Plan) of Company Common Stock as of immediately prior to the Effective Time), equal to (A) the number of shares of Company Common Stock subject to the Company Stock Option immediately prior to the Effective Time minus (B) the number of shares of Company Common Stock with a Fair Market Value (as such term is defined in the Company’s 2008 Omnibus Incentive Plan) as of immediately prior to the Effective Time equal to the sum of (I) the aggregate exercise price of such Company Stock Option and (II) any taxes required to be deducted and withheld under the Code and other applicable Laws in connection with such settlement. Notwithstanding the foregoing, any Company Stock Options that have a per share exercise price that is equal to or greater than the Fair Market Value (as such term is defined in the Company’s 2008 Omnibus Incentive Plan) of a share of Company Common Stock as of immediately prior to the Effective Time shall be canceled and terminated without consideration as of the Effective Time. For the avoidance of doubt, any consideration payable with respect to Company Stock Options and the shares of Company Common Stock issued in respect thereof pursuant to this Section 2.03(a)(i) (the “Option Amount”) shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest; and

(ii) unless otherwise agreed between the applicable holder and Parent and with the prior written consent of the Company, immediately prior to the Effective Time, each share of Company Restricted Stock that is then outstanding shall vest in full and become free of restrictions as of the Effective Time (assuming, in the case of any such share of Company Restricted Stock that is subject to performance-based vesting (other than those referred to in the last sentence of this Section 2.03(a)(ii)), attainment of all applicable performance goals at the target goal) and, at the Effective Time, shall be canceled and converted into the right to receive the Merger Consideration (the “Restricted Stock Consideration”) in accordance with Section 2.01(c). For the avoidance of doubt, the Restricted Stock Consideration shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest, and, any dividends accrued pursuant to the terms of any such share of Company Restricted Stock that is outstanding immediately prior to the Effective Time and that are unpaid as of the Effective Time shall be paid in cash, without interest, by the Company to the holder thereof as promptly as practicable following, but in no event later than ten business days after, the Effective Time in accordance with the Company’s payroll procedures. For the avoidance of doubt, no Restricted Stock Consideration shall be payable with respect to Company Restricted Stock subject to performance-based vesting and with respect to which the applicable performance period shall have ended prior to, and without regard to the occurrence of, the Effective Time without attainment of applicable performance goals, and each such share of Company Restricted Stock shall be forfeited without consideration immediately prior to the Effective Time.

(b) With respect to the ESPP, each participant’s accumulated Participant Contributions and Matching Contributions (as such terms are defined in the ESPP, and including all Matching Contributions that are payable with respect to Participant Contributions made prior to the Effective Time and that would otherwise have been credited to such participant’s Account (as such term is defined in the ESPP) following the Effective Time based on such participant’s continued employment following the Effective Time (such Matching Contributions, the “Designated Matching Contributions”)) shall be treated as follows: (i) all Participant Contributions and Matching Contributions (other than Designated Matching Contributions) shall be used to purchase shares of Company Common Stock immediately prior to the Effective Time in accordance with the terms of the ESPP, and the shares of Company Common Stock purchased thereunder shall be canceled at the Effective Time and converted into the right to receive the Merger Consideration pursuant to Section 2.01(c) (which shall be paid out of the Exchange Fund in accordance with Section 2.02, without interest) and (ii) all Designated Matching Contributions shall, to the extent that shares of Company Common Stock have not been purchased with respect thereto prior to the Effective Time, be paid to the participant in cash as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the payments in respect of Designated Matching Contributions to be made by the Surviving Corporation in accordance with the Company’s payroll procedures. The Company shall cause the ESPP to terminate at the Effective Time, and, effective immediately following the earlier of (i) the Effective Time and (ii) the first Quarter End (as such term is defined in the ESPP) immediately following the date hereof, all Participation Contributions shall cease and no further purchase rights (other than accrued Matching Contributions) shall be (x) granted or (y) permitted to be exercised under the ESPP thereafter; provided, that any amounts credited to a participant’s Account as of immediately prior to the Effective Time that are insufficient to purchase a whole share of Company Common Stock immediately prior to the Effective Time shall be distributed in cash to such participant as promptly as practicable following, but in no event later than ten business days after, the Effective Time. Further, the Company shall amend the Company ESPP to provide that as of the date hereof no participant may elect to increase his or her rate of Participant Contributions and no additional employees may become participants in the Company ESPP. As of the date hereof, the Company has suspended all Matching Contributions under the ESPP and, prior to the Effective Time without the prior written consent of Parent, the Company agrees not to reinstate any Matching Contributions under the ESPP.

(c) Unless otherwise paid in accordance with its terms prior to the Effective Time, each outstanding Company Performance-Based Retention Incentive Award (as set forth in Section 2.03(c) of the Company Disclosure Letter) shall, immediately prior to the Effective Time, vest in full and become free of restrictions and, at the Effective Time, each such Company Performance-Based Retention Incentive Award shall be canceled and the holder thereof shall be entitled to receive a cash payment equal to the amount payable in respect thereof based on attainment of the applicable Performance Objective (as such term is defined in the applicable award agreement) at maximum level (the “Retention Incentive Award Consideration”), provided, that the Retention Incentive Award Consideration shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time, without interest, and Parent shall cause the Surviving Corporation to make such payments in accordance with the Company’s payroll procedures.

ARTICLE III

Representations and Warranties

SECTION 3.01. Representations and Warranties of the Company. Except (i) as disclosed in the body of (i.e., not including exhibits) any report, schedule, form, statement or other document filed with, or furnished to, the Securities and Exchange Commission (the “SEC”) since January 1, 2011 by the Company and publicly available prior to the date of this Agreement (collectively, the “Company Filed SEC Documents”) (excluding any risk factor disclosures and other forward looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Company Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Company Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), the Company represents and warrants to Parent and Sub as follows:

(a) Organization, Standing and Corporate Power. Each of the Company and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of the Company and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has made available to Parent prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Certificate of Incorporation”) and the Amended and Restated Bylaws of the Company (the “Company Bylaws”) and the comparable organizational documents of each of its Subsidiaries and each other person in which the Company owns, directly or indirectly, any equity interest, in each case as in effect on the date of this Agreement.

(b) Subsidiaries. Section 3.01(b) of the Company Disclosure Letter lists, as of the date of this Agreement, (i) each Subsidiary of the Company, (ii) each other person in which the Company owns, directly or indirectly, any equity interest and (iii) the type, amount and percentage outstanding of each equity security so owned and the jurisdiction of organization thereof. All of (x) the outstanding shares of capital stock of, or other equity interests in, each Subsidiary of the Company and (y) to the Knowledge of the Company, the outstanding shares of capital stock, or other equity interests, in any other Person owned, directly or indirectly, by the Company have, in all cases, been validly issued and are fully paid and nonassessable, and are owned, directly or indirectly, by the Company free and clear of all pledges, liens, charges, mortgages, encumbrances, adverse claims and interests, or security interests of any kind or nature whatsoever (collectively, “Liens”), other than Permitted Liens. Except for its interests in its Subsidiaries, the Company does not own, directly or indirectly, any capital stock of, or other equity interests in, any person.

(c) Capital Structure. The authorized capital stock of the Company consists of 500,000,000 shares of Company Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Company Preferred Stock”). At the close of business on May 24, 2013, (i) (A) 86,996,616 shares of Company Common Stock were issued and outstanding (which number includes 1,764,818 shares of Company Common Stock subject to vesting or other forfeiture conditions or repurchase by the Company (such shares, together with any similar shares issued after May 24, 2013, the “Company Restricted Stock”)) and (B) 12,195,108 shares of Company Common Stock held by the Company in its treasury, (ii) 5,860,460 shares of Company Common Stock were subject to outstanding options (other than rights under the Company’s Employee Stock Purchase Plan (such plan, the “ESPP” and, along with the Company’s 2008 Omnibus Incentive Plan, the “Company Stock Plans”)) to acquire shares of Company Common Stock from the Company (such options, together with any similar options granted after May 24, 2013, the “Company Stock Options”) and (iii) no shares of Company Preferred Stock were issued or outstanding or held by the Company in its treasury. Except as set forth above, at the close of business on May 24, 2013, no shares of capital stock or other voting securities of the Company were issued or outstanding. Since May 24, 2013 to the date of this Agreement, (x) there have been no issuances by the Company of shares of capital stock or other voting securities of the Company, other than issuances of shares of Company Common Stock pursuant to the exercise of outstanding Company Stock Options and (y) there have been no issuances by the Company of options, warrants, other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, except for rights pursuant to the ESPP and under the Company’s 401(k) Profit Sharing Plan (the “Company 401(k) Plan”). All outstanding shares of Company Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”). Except for any obligations pursuant to this Agreement, the ESPP, the Company 401(k) Plan or as otherwise set forth above, as of May 24, 2013, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound (1) obligating the Company or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, the Company or of any of its Subsidiaries or any Voting Company Debt, (2) obligating the Company or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Company Common Stock or otherwise based on the performance or value of shares of capital stock of the Company or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of the Company or any such Subsidiary, other than as described above pursuant to the Company Stock Plans and pursuant to the Company 401(k) Plan. Section 3.01(c) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of all Indebtedness for borrowed money of the Company and its Subsidiaries (other than any such Indebtedness owed to the Company or any of its Subsidiaries, letters of credit and any other such Indebtedness with an aggregate principal amount not in excess of $2.5 million individually) outstanding on the date of this Agreement.

(d) Authority; Noncontravention.

(i) The Company has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Merger Transactions, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Merger Transactions have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery by each of the other parties hereto, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of the Company duly, validly and unanimously adopted resolutions (i) approving and declaring advisable this Agreement, the Merger and the other Merger Transactions, (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Merger and the other Merger Transactions on the terms and subject to the conditions set forth herein, (iii) directing that the adoption of this Agreement be submitted to a vote at a meeting of the stockholders of the Company and (iv) recommending that the stockholders of the Company adopt this Agreement, which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries under (other than any such Lien created in connection with the Financing or otherwise from any action taken by Parent or Sub or any of their respective Affiliates), any provision of (A) the Company Certificate of Incorporation, the Company Bylaws or the comparable organizational documents of any of its Subsidiaries or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any contract, license, lease, sublease, indenture, note, bond mortgage or other legally binding agreement, instrument or obligation, whether written or unwritten, that is in force and effect (a “Contract”) to which the Company or any of its Subsidiaries is a party or by which any of their respective properties or assets are bound, or (2) any statute, law, ordinance, rule, regulation, common law, code, injunction, order, judgment, ruling, decree, writ, governmental guideline or interpretation having the force of law or permit or regulation of any Governmental Entity (collectively, “Law”), in each case applicable to the Company or any of its Subsidiaries or their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No consent, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Federal, state, local or foreign government, any court of competent jurisdiction, any administrative, regulatory (including any stock exchange) or other governmental agency, commission, branch or authority or other governmental entity or body (each, a “Governmental Entity”) is required to be obtained or made by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the Merger or the other Transactions, except for (I) the filing of a premerger notification and report form by the Company under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (II) the filing with the SEC of (x) the Joint Proxy Statement and the Form S-4 and (y) such reports under the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required under the rules and regulations of the New York Stock Exchange, (V) any filings required by and receipt of any applicable consents or approvals from the New York State Department of Financial Services (“NYSDFS”) and, except to the extent that an applicable exemption applies, the California Department of Insurance (“CDI”), (VI) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.01(d) of the Company Disclosure Letter and (VII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected (x) to have a Material Adverse Effect or (y) to prevent or materially impair or delay the Company from performing its obligations under this Agreement in any material respect.

(e) SEC Documents; Financial Statements.

(i) The Company has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by the Company since January 1, 2011 (the “SEC Documents”). As of their respective dates of filing, or, in the case of SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the SEC Documents complied as to form in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. The Company has made available to Parent all material correspondence with the SEC since January 1, 2011 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Company Filed SEC Documents and, to the Knowledge of the Company, as of the date of this Agreement, none of the Company Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with United States generally accepted accounting principles (“GAAP”) (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2011, subject to any applicable grace periods, the Company has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv) (A) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) the Company has disclosed since January 1, 2011, to the Company’s auditors and the audit committee of the Company’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of the Company, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. The Company has made available to Parent all such disclosures made by management to the Company’s auditors and audit committee from January 1, 2011 to the date of this Agreement. The Company’s principal executive officer and principal financial officer have made, with respect to the Company SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. The Company has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither the Company nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in (x) the Company’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) included in the Company’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2012, or (y) the Company’s consolidated balance sheet as of March 31, 2013 (or the notes thereto) included in the Company’s Quarterly Report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended March 31, 2013, (B) for liabilities or obligations incurred in the ordinary course of business since March 31, 2013, (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither the Company nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(f) Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented, and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading or (ii) the Joint Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Sub. The Joint Proxy Statement will, with respect to information regarding the Company, comply as to form in all material respects with the requirements of the Exchange Act.

(g) Absence of Certain Changes or Events. Since March 31, 2013, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to have a Material Adverse Effect, (ii) the Company and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice and (iii) through the date of this Agreement, there has not been:

(i) any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock or other equity interest of the Company or any of its Subsidiaries, except for (A) regular quarterly cash dividends on Company Common Stock of $0.10 per share and (B) any dividend or distribution by a wholly owned Subsidiary of the Company to the Company or another wholly owned Subsidiary thereof;

(ii) any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii) any purchase, repurchase, redemption or other acquisition by the Company or any of its Subsidiaries of any shares of capital stock or other equity interests of the Company or any of its Subsidiaries or any rights, warrants or options to acquire any such shares or other equity interests, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant investment elections under the Company 401(k) Plan, (D) the acquisition by the Company of Company Stock Options and shares of Company Restricted Stock in connection with the forfeiture of such awards, (E) the acquisition by the Company of Company Common Stock in connection with the exercise of rights under the ESPP and (F) the acquisition by the Company of Company Common Stock pursuant to Company Common Stock repurchase plans approved by the Board of Directors of the Company;

(iv) (1) any grant to any present or former director, executive officer or employee of the Company of any material increase in compensation or benefits, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, (2) any grant to any present or former director, executive officer or employee of the Company of any material increase in severance or termination pay, other than in the ordinary course of business consistent with past practice with respect to non-executive officer employees, (3) any entry by the Company into any employment, consulting, severance or termination agreement with any director, executive officer or employee of the Company, other than agreements entered into in the ordinary course of business consistent with past practice with an individual with annual target cash compensation not in excess of $250,000, (4) any loan or advance of money or other property by the

Company or any of its Subsidiaries to any present or former director, executive officer or employee (other than advances of business and travel expenses) or (5) any grant of any equity or equity-based awards;

(v) any material change in accounting methods, principles or practices by the Company or any of its Subsidiaries affecting the consolidated assets, liabilities or results of operations of the Company, except as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(vi) any material tax election made by the Company or any of its Subsidiaries, any closing agreement, settlement or compromise of any proceeding with respect to any material tax claim or assessment relating to the Company or any of its Subsidiaries or the surrender of any right to claim a material refund of taxes, other than in the ordinary course of business consistent with past practice;

(vii) any amendment to the Company Certificate of Incorporation or the Company Bylaws;

(viii) any settlement of any material claim, investigation, proceeding or litigation (or any material portion thereof), in each case made or pending against the Company or any of its Subsidiaries;

(ix) entry into or material modification of any existing Company Regulatory Agreement, except as required by applicable Law;

(x) any adoption or entry into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization or any merger or consolidation by the Company; or

(xi) any commitment or agreement to take any of the foregoing actions.

(h) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect. Neither the Company nor any of its Subsidiaries is subject to any cease-and-desist or other injunction, order, judgment, ruling, decree, writ or enforcement action issued by, or is a party to any written commitment letter or similar undertaking to, or is subject to any directive by, or has been since January 1, 2011, a recipient of any supervisory letter from, or has been ordered to pay any material civil money penalty by, or since January 1, 2011, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity (each, whether or not set forth in the Company Disclosure Letter, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised since January 1, 2011 by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement, except, in each case, that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Since January 1, 2011, neither the Company nor any of its Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

(i) Contracts. Except for this Agreement, each Company Benefit Plan and each Company Benefit Agreement set forth in Section 3.01(l) of the Company Disclosure Letter and for the Contracts filed (or incorporated by reference) as exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on February 25, 2013, or the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2013, filed with the SEC on April 26, 2013, Section 3.01(i) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent or THL true and complete copies, of:

(i) each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii) each Contract to which the Company or any of its Subsidiaries is a party that (A) materially restricts the ability of the Company or any of its Subsidiaries to engage or compete in any business or to compete with any person in any geographical area and (B) is material to the Company and its Subsidiaries, taken as a whole, except for any such Contract that may be canceled, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(iii) each loan and credit agreement, note, debenture, bond, indenture and other similar Contract pursuant to which any Indebtedness of the Company or any of its Subsidiaries, in each case in excess of $2.5 million, is outstanding or may be incurred, other than any such Contract between or among any of the Company and any of its Subsidiaries and any letters of credit;

(iv) each Contract to which the Company or any of its Subsidiaries is a party that by its terms calls for aggregate payments by the Company or any of its Subsidiaries of more than $5 million in any fiscal year period, except for any such Contract that may be canceled, without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less;

(v) each Contract to which the Company or any of its Subsidiaries is a party with any of the 25 largest customers of the Company (on a consolidated basis and based on revenue for the year ended December 31, 2012);

(vi) each Contract to which the Company or any of its Subsidiaries is a party for the acquisition or disposition by the Company or any of its Subsidiaries of properties or assets for, in each case, aggregate consideration of more than $2.5 million, except for acquisitions and dispositions of properties and assets in the ordinary course of business (including acquisitions of supplies and acquisitions and dispositions of inventory);

(vii) each treaty, agreement or other Contract for reinsurance entered into other than in the ordinary course of business consistent with past practice;

(viii) each Contract providing for any license granted (A) by a third party to the Company or any of its Subsidiaries for Material Intellectual Property, other than non-exclusive, “click-through”, “shrink-wrapped” or other commercially available off-the-shelf software, or (B) by the Company or any of its Subsidiaries of Material Intellectual Property to any third party, other than non-exclusive licenses granted to customers in the ordinary course of business consistent with past practice;

(ix) each Contract that provides for any payments that are conditioned, in whole or in part, on a change of control of the Company or any of its Subsidiaries or all or substantially all of their assets, other than any Company Benefit Plan or any Company Benefit Agreement set forth in Section 3.01(l) of the Company Disclosure Letter;

(x) each Contract of the Company or any of its Subsidiaries that is a joint venture or partnership agreement related to the formation, creation, operation or management of any joint venture or partnership that is material to the Company and its Subsidiaries, taken as a whole;

(xi) each Contract of the Company or any of its Subsidiaries that grants any right of first refusal or right of first offer or similar right with respect to any assets or businesses of the Company and its Subsidiaries that are material to the Company and its Subsidiaries, taken as a whole;

(xii) each material Contract of the Company or any of its Subsidiaries that contains a “most favored nation” or other term providing preferential pricing or treatment to a third party; and

(xiii) each Contract with or binding upon the Company or any of its Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xiii) above is referred to herein as a “Specified Contract”. Each of the Specified Contracts is valid and binding on the Company or the Subsidiary of the Company party thereto and, to the Knowledge of the Company, each other party thereto, and is in full force and effect, except for such failures to be valid and binding or to be in full force and effect that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. There is no default under any Specified Contract by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, and no event has occurred that with the lapse of time or the giving of notice or both would constitute a default thereunder by the Company or any of its Subsidiaries or, to the Knowledge of the Company, by any other party thereto, in each case except for such defaults and events as have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(j) Compliance with Laws. Each of the Company and its Subsidiaries is (and since January 1, 2011 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of the Company and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. Each of the Company and its Subsidiaries has (and since January 1, 2011 or, if later, its respective date of formation or organization, has had) in effect all approvals, authorizations, registrations, licenses, exemptions, permits, franchises, tariffs, grants, easements, variances, exceptions, certificates, orders and consents of Governmental Entities (collectively, “Authorizations”) necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of the Company, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of the Company or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. To the Knowledge of the Company, each person with whom the Company or any of its Subsidiaries has entered into a written agreement to perform the duties of title insurance agent, at the time such person wrote, sold or produced title insurance business, or performed such other act for or on behalf of the Company or such Subsidiary that may require an agent’s or other insurance license, was duly licensed and appointed, where required, for the type of business written, sold or produced by such person, in the particular jurisdiction in which such person wrote, sold, produced, solicited or serviced such business, as may be required by any applicable Law, except in each such case where the failure to be so licensed or appointed has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. This Section 3.01(j) does not relate to environmental matters, which are the subject of Section 3.01(p), labor and employment matters, which are the subject of Section 3.01(k), employee benefit matters, which are the subject of Section 3.01(l), and tax matters, which are the subject of Section 3.01(m).

(k) Labor and Employment Matters. (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement and, to the Knowledge of the Company, there are not any union organizing activities concerning any employees of the Company or any of its Subsidiaries and (ii) there are no labor strikes, slowdowns, work stoppages or lockouts pending or, to the Knowledge of the Company, threatened in writing, against the Company or any of its Subsidiaries, in each case of clauses (i) and (ii), as of the date of this Agreement and, following the date of this Agreement that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect. The Company is in compliance with all applicable Laws respecting employment, discrimination in employment, terms and conditions of employment, worker classification (including the proper classification of workers as independent contractors and consultants), wages, hours and occupational safety and health and employment practices, other than instances of noncompliance that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company and its Subsidiaries have not closed any plant or facility or effectuated any layoffs of employees since January 1, 2011 without complying in all material respects with all applicable Laws, including the Worker Adjustment and Retraining Notification Act (and any similar state or local statutes, rules or regulations).

(l) Employee Benefit Matters. (i) Section 3.01(l)(i) of the Company Disclosure Letter sets forth a complete and accurate list of (x) each Company Benefit Plan and (y) each Company Benefit Agreement with an individual with annual target cash compensation in excess of $250,000, in each case, in effect as of the date of this Agreement. With respect to each such Company Benefit Plan and such Company Benefit Agreement, the Company has made available to Parent complete and accurate copies of (A) such Company Benefit Plan or Company Benefit Agreement, including any amendment thereto, (B) each trust, insurance, annuity or other funding Contract related thereto, (C) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto, (D) the most recent Internal Revenue Service determination letter and (E) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any).

(ii) Except for instances that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each Company Benefit Plan and Company Benefit Agreement (and any related trust or other funding vehicle) has been administered in accordance with its terms and is in compliance with ERISA, the Code and all other applicable Laws, (B) no event has occurred and, to the Knowledge of the Company, no condition exists that would subject the Company or any of its Subsidiaries, either directly or indirectly by reason of their affiliation with any Commonly Controlled Entity, to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws, rules and regulations, (C) no nonexempt “prohibited transaction” (as such term is defined in Section 406 of ERISA and Section 4975 of the Code) has occurred with respect to any Company Benefit Plan and (D) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Company Benefit Plans and Company Benefit Agreements.

(iii) With respect to any Company Benefit Plan and Company Benefit Agreement, (A) no actions, suits or claims (other than routine claims for benefits in the ordinary course of business) are, to the Knowledge of the Company, pending or threatened relating to or otherwise in connection with such Company Benefit Plan or Company Benefit Agreement, assets thereof, or fiduciaries or parties-in-interest, as defined under ERISA and (B) to the Knowledge of the Company, no administrative investigations, audits or other administrative proceedings by the Department of Labor, the Pension Benefit Guaranty Corporation, the Internal Revenue Service or other Governmental Entity is pending, or threatened that, in each of clauses (A) or (B), are or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(iv) None of the Company, any of its Subsidiaries or any Commonly Controlled Entity has, within the past six years, sponsored, maintained, contributed to or been required to maintain or contribute to, or has any liability under, any Company Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a defined benefit plan (as defined in Section 4001 of ERISA). Neither the Company, its Subsidiaries nor any Commonly Controlled Entity has at any time sponsored or contributed to, or has or had any liability or obligation in respect of, any “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).

(v) The Company has no liability for providing health, medical or life insurance or other welfare benefits after retirement or other termination of employment (other than for continuation coverage required under Section 4980(B)(f) of the Code or other similar applicable Laws), except for any liabilities that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(vi) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in good faith compliance with Section 409A of the Code and associated Internal Revenue Service and Treasury Department guidance.

(vii) All Company Stock Options have been granted having a per share exercise price at least equal to the fair market value (within the meaning of Section 409A of the Code) of the underlying stock on the date the Company Stock Option was granted, and have not otherwise been modified within the meaning of Section 409A of the Code and associated Treasury Department guidance.

(viii) Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter, or has pending or has time remaining in which to file, an application for such determination from the Internal Revenue Service and, to the Knowledge of the Company, as of the date of this Agreement, (i) no revocation of any such determination letter has been threatened in writing (ii) and nothing has occurred and no circumstance exists, whether as a result of any action, any failure to act or otherwise, that would reasonably be expected to cause the loss of such qualification.

(ix) Except as otherwise expressly provided in this Agreement, none of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval or the consummation of the Merger or any other Transaction (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) would reasonably be expected to (A) entitle any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries to any compensation or material benefit, (B) accelerate the time of payment or vesting, or trigger any payment or funding, of any compensation or material benefits or trigger any other material obligation under any Company Benefit Plan or Company Benefit Agreement, (C) result in any material breach or violation of, or material default under or limit the Company’s right to amend, modify, terminate or transfer the assets of, any Company Benefit Plan or Company Benefit Agreement, (D) directly or indirectly cause the Company to transfer or set aside any assets to fund any benefits, or otherwise give rise to any material liability, under any Company Benefit Plan or Company Benefit Agreement or (E) give rise to the payment of any amount that would subject any person to Section 4999 of the Code.

(x) To the Knowledge of the Company, neither the Company nor any of its Subsidiaries has any direct or indirect material liability, whether absolute or contingent, with respect to any misclassification of any person as an independent contractor rather than as an employee, or with respect to any employee leased from another employer.

(xi) With respect to each Company Performance-Based Retention Incentive Award, (i) the Determination Period (as such term is defined in the applicable award agreement) has elapsed prior to the date hereof and (ii) the applicable Performance Objective (as such term is defined in the applicable award agreement) was certified prior to the date hereof by the Compensation Committee of the Board of Directors as having been attained at maximum level.

(m) Taxes. (i) Each of the Company and its Subsidiaries has filed or has caused to be filed all material tax returns required to be filed by it (or requests for extensions, which requests have been granted and have not expired), and all such returns are complete and accurate in all material respects. Each of the Company and its Subsidiaries has either paid or caused to be paid all material taxes due and owing by the Company and its Subsidiaries, whether or not shown on such tax returns, or the most recent financial statements contained in the Company Filed SEC Documents reflect an adequate reserve (excluding any reserves for deferred taxes), if such a reserve is required by GAAP, for all material taxes payable by the Company and its Subsidiaries, for all taxable periods and portions thereof ending on or before the date of such financial statements.

(ii) No deficiencies, audit examinations, refund litigation, proposed adjustments or matters in controversy for any material taxes (other than (x) taxes that are not yet due and payable or (y) for amounts being contested in good faith and for which a reserve has been established in accordance with GAAP on the most recent financial statements contained in the Company Filed SEC Documents) have been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries which have not been settled and paid. All assessments for material taxes due and owing by the Company or any of its Subsidiaries with respect to completed and settled examinations or concluded litigation have been paid. There is no currently effective agreement or other document with respect to the Company or any of its Subsidiaries extending the period of assessment or collection of any material taxes.

(iii) There are no tax Liens upon any of the assets or properties of the Company or any of its Subsidiaries, other than Permitted Liens.

(iv) No power of attorney granted by or with respect to the Company or any of its Subsidiaries relating to Taxes is currently in force. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign law) has been entered into by or with respect to the Company or any of its Subsidiaries.

(v) Neither the Company nor any of its Subsidiaries (A) is or has ever been a member of an affiliated group of corporations filing a consolidated federal income tax return (other than the group to which they are currently members and the common parent of which is the Company), or (B) has any liability for the taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign law), as a transferee or successor, by Contract or otherwise.

(vi) All material taxes (determined both individually and in the aggregate) required to be withheld, collected or deposited by or with respect to the Company or its Subsidiaries have been timely withheld, collected or deposited and paid to the relevant taxing authority. The Company and its Subsidiaries have complied in all material respects with all tax-related information reporting requirements.

(vii) The Company and its Subsidiaries (A) have collected all material sales and use taxes (determined both individually and in the aggregate) required to be collected, and have remitted, or will remit on a timely basis, such amounts to the appropriate governmental authorities, or have been furnished properly completed exemption certificates and (B) have maintained in all material respects such records and supporting documents in the manner required by all applicable sales and use tax statutes and regulations.

(viii) Neither the Company nor any of its Subsidiaries is a party to, or bound by, or has any obligation under, any tax allocation or sharing Contract or any Contract that obligates it to make any payment computed by reference to the taxes, taxable income or taxable losses of any other person (other than (A) customary tax indemnifications contained in Contracts the primary purpose of which does not relate to taxes and (B) Contracts solely among the Company and its Subsidiaries).

(ix) Neither the Company nor any of its U.S. Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting for a taxable period ending on or prior to the Closing Date, (B) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income tax law), (C) installment sale or open transaction disposition made on or prior to the Closing Date or (D) prepaid amount received on or prior to the Closing Date, except, in the case of (C) or (D), in the ordinary course of business consistent with past practice.

(x) Neither the Company nor any of its Subsidiaries has agreed or is required to make any adjustments pursuant to Section 481(a) of the Code or any similar provision of state, local or foreign law by reason of a change in accounting method initiated by it or any other relevant party and neither the Company nor any of its Subsidiaries has any knowledge that the IRS has proposed any such adjustment or change in accounting method, nor has any application pending with any Governmental Authority requesting permission for any changes in accounting methods that relate to the business or assets of the Company or any of its Subsidiaries.

(xi) From January 1, 2010 to the date of this Agreement, none of Company or any of its Subsidiaries has been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(xii) Neither the Company nor any of its Subsidiaries has engaged in any transaction that gave rise to (A) a registration obligation with respect to any person under Section 6111 of the Code or the regulations thereunder, (B) a list maintenance obligation with respect to any person under Section 6112 of the Code or the regulations thereunder or (C) a disclosure obligation as a “reportable transaction” under Section 6011 of the Code and the regulations thereunder.

(xiii) The term “taxes” means all income, profits, capital gains, goods and services, branch, payroll, unemployment, windfall profits, franchise, gross receipts, capital, net worth, sales, use, withholding, value added, ad valorem, registration, employment, social security, disability, occupation, real property, personal property (tangible and intangible), stamp, transfer (including real property transfer or gains), conveyance, severance, production, excise, withholdings, duties, levies, imposts, license, registration and other taxes (including any penalties and additions to any such taxes and interest thereon) imposed by any Governmental Entity. The term “tax return” means any return, statement, report, form or filing, including in each case any amendments, schedules or attachments thereto, required to be filed with any Governmental Entity.

(n) Title to Properties. (i) Section 3.01(n)(i) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all real property owned by the Company and its Subsidiaries (individually, an “Owned Real Property”).

(ii) Section 3.01(n)(ii) of the Company Disclosure Letter sets forth, as of the date of this Agreement, a true and complete list of all material leases of real property (the “Real Property Leases”) under which the Company or any of its Subsidiaries is a tenant or a subtenant (individually, a “Leased Real Property”).

(iii) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has good and valid fee title to each Owned Real Property, in each case free and clear of all Liens and defects in title, except for (A) mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s or other like Liens arising or incurred in the ordinary course of business consistent with past practice, (B) Liens for taxes, assessments and other governmental charges and levies that are not due or payable or that may thereafter be paid without interest or penalty and for which adequate reserves have been established in accordance with GAAP, (C) Liens affecting the interest of the grantor of any easements benefiting Owned Real Property, (D) Liens (other than liens securing indebtedness for borrowed money), defects or irregularities in title, easements, rights-of-way, covenants, restrictions, and other, similar matters that do not and would not reasonably be expected to, individually or in the aggregate, materially impair the continued use and operation of the assets to which they relate in the business of the Company and its Subsidiaries as presently conducted and (E) zoning, building and other similar codes and regulations (collectively, “Permitted Liens”).

(iv) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company or a Subsidiary of the Company has a good and valid title to a leasehold estate in each Leased Real Property, all Real Property Leases are in full force and effect, and neither the Company nor any of its Subsidiaries that is party to such leases has received or given any written notice of any material default thereunder which default continues on the date of this Agreement.

(v) The Company has made available to Parent true and complete copies of the Real Property Leases.

(o) Intellectual Property. (i) Section 3.01(o) of the Company Disclosure Letter sets forth a complete and correct list, as of the date of this Agreement, of all registered Intellectual Property owned by or licensed to the Company or its Subsidiaries and material to the conduct of their business. The Intellectual Property set forth in Section 3.01(o) of the Company Disclosure Letter is referred to as the “Material Intellectual Property”. Section 3.01(o) of the Company Disclosure Letter sets forth a list, as of the date of this Agreement, of all jurisdictions in which any such Material Intellectual Property owned by the Company or any of its Subsidiaries is registered or registrations have been applied for and all registration and application numbers. The registrations for the Material Intellectual Property have not expired and, to the Knowledge of the Company, the Material Intellectual Property is subsisting, valid and enforceable. The Company or one of its Subsidiaries is the sole and exclusive owner of, or has the legally enforceable right to use, all Material Intellectual Property and all other material Intellectual Property of the Company and its Subsidiaries, free and clear of all Liens except for Permitted Liens and subject to the terms of, including use restrictions in, the license agreements relating to any licensed Material Intellectual Property, and owns or has the right to use all other material Intellectual Property used in the conduct of the Company’s or its Subsidiaries’ business as currently conducted, except as would not in each case, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(ii) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company or any of its Subsidiaries has granted any license relating to any Technology that is owned by or licensed to the Company or its Subsidiaries and material to the conduct of their business or Material Intellectual Property, or the marketing or distribution thereof, except for non-exclusive licenses to end-users in the ordinary course of business. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, no claims are pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity or enforceability of any Material Intellectual Property and, since January 1, 2011 (or its date of formation, if later) to the date of this Agreement, none of the Company or any of its Subsidiaries has received any written communication alleging that the Company or any of its Subsidiaries violated any rights relating to Intellectual Property of any person (including cease and desist letters or invitations to take a patent license).

(iii) The Company and its Subsidiaries have taken commercially reasonable steps to protect and maintain the Material Intellectual Property and the other material Intellectual Property of the Company and its Subsidiaries.

(iv) Neither the Company nor its Subsidiaries (i) has disclosed or granted to any person the current or contingent right to access, possess or use any material proprietary source code, other than to customers in the ordinary course of business consistent with past practice, (ii) is currently a party to any source code escrow Contract requiring the deposit of source code of any material proprietary software or providing for access by any person to same, other than with or by customers in the ordinary course of business consistent with past practice, or (iii) has incorporated “open source,” or other software having similar licensing or distribution models (including software licensed pursuant to any GNU General Public License, Library General Public License, Lesser General Public License, Mozilla License, Berkeley Software Distribution License, Open Source Initiative License or MIT, or Apache licenses) (“Open Source”) in, or used Open Source in connection with any material proprietary software (or derived any material proprietary software from any Open Source), in a manner that (A) would subject any material proprietary source code to the terms of an Open Source license, (B) requires the contribution, licensing, provision or public disclosure to any person of any material proprietary source code or (C) imposes material limitations on the Company or its Subsidiaries’ right to require royalty payments with respect to, or restricts further distribution of, such material proprietary software.

(v) “Intellectual Property” means all intellectual property and other similar proprietary rights in any jurisdiction, whether registered or unregistered, including such rights in and to: any patent (including all reissues, divisions, continuations, continuations-in-part and extensions thereof), patent application, patent right, invention, Technology, processes and designs; any trademark, trademark registration, trademark application, servicemark, trade name, business name, brand name; any copyright, copyright registration, design, design registration, database rights; any software; any internet domain names; trade secrets, know-how, techniques, and confidential or proprietary information; or any right to any of the foregoing.

(vi) “Technology” means all trade secrets, confidential information, inventions whether patentable or not, formulae, processes, procedures, research records, records of inventions, test information, data, technology and know-how; data exclusivity; product and regulatory files; and market surveys and marketing information.

(p) Environmental Matters. (i) Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (A) each of the Company and its Subsidiaries is (and has been since January 1, 2011, or, if later, its respective date of formation or organization) in compliance with all applicable Environmental Laws, and neither the Company nor any of its Subsidiaries has received any written notice alleging that the Company is in violation of, or has any liability under, any Environmental Law, (B) each of the Company and its Subsidiaries possesses and is in compliance with all Authorizations required under applicable Environmental Laws to conduct its business as presently conducted, and all such Authorizations are valid and in good standing, (C) there are no suits, actions or proceedings pursuant to any Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (D) to the Knowledge of the Company, Hazardous Materials are not, except in compliance with Environmental Law or as used in the ordinary course of business, being used or stored by the Company or any of its Subsidiaries at or on, and there have been no releases or threatened releases of Hazardous Materials at or on, any location, including at or on any property currently or formerly owned, leased or operated by the Company or any of its Subsidiaries, in each of the above cases, in a manner that would reasonably be expected to give rise to a claim against the Company or any of its Subsidiaries under applicable Environmental Laws (excluding, with respect to currently or formerly leased properties, claims for which none of the Company and any of its Subsidiaries are or would be responsible under the terms of the relevant lease) and (E) neither the Company nor any of its Subsidiaries has contractually assumed, or provided indemnification against, any liability or obligation of any other person under or relating to Environmental Laws (except as provided in leases for real property) that would reasonably be expected to give rise to a claim by such person against the Company or any of its Subsidiaries.

(ii) The term “Environmental Law” means any Law relating to pollution or protection of the environment or natural resources, including ambient air, soil, surface water or groundwater, natural resources or, as it relates to the exposure to hazardous or toxic materials, human health or safety.

(iii) The term “Hazardous Materials” means any substance, waste or material defined or regulated as hazardous, acutely hazardous or toxic or that could reasonably be expected to result in liability under any applicable Environmental Law currently in effect, including petroleum, petroleum products, pesticides, dioxin, polychlorinated biphenyls, asbestos and asbestos-containing materials.

(q) Insurance. Section 3.01(q) of the Company Disclosure Letter sets forth a true, complete and correct list, as of the date of this Agreement, of all insurance policies (including programs of self-insurance) that are owned or held by the Company or its Subsidiaries (the “Company Insurance Policies”). Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company Insurance Policies provide insurance in such amounts and against such risks as is sufficient to: (A) comply with applicable Law; (B) satisfy any requirements to purchase insurance under any Contracts; and (C) conduct the business of the Company and its Subsidiaries in the ordinary course in all material respects; (ii) all Company Insurance Policies are in full force and effect, except for any expiration thereof in accordance with the terms thereof; (iii) neither the Company nor any of its Subsidiaries is in breach of, or default under, any Company Insurance Policy, and there is no existing event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under any Company Insurance Policy; (iv) since January 1, 2011, no written notice of cancellation or termination, or any indication of an intention not to renew, has been received with respect to any Company Insurance Policy, other than in connection with ordinary renewals; and (v) all premiums due and payable on the Company Insurance Policies have been paid (other than retroactive or retrospective premium adjustments that are not yet, but may be, required to be paid with respect to any period ending prior to the Closing Date and other than any nonpayments within any applicable grace period). To the Knowledge of the Company, (i) except in connection with ordinary renewals of existing Company Insurance Policies, there is no material premium increase pending with respect to any Company Insurance Policy, (ii) since January 1, 2011, the Company and its Subsidiaries have not failed to give notice under any applicable or potentially applicable Company Insurance Policies for all known incidents that occurred before the date hereof, unless such failure would not reasonably be expected to prevent or materially impair the Company’s or any of its Subsidiaries’ ability to recover under such Company Insurance Policies in respect of such incidents and (iii) there is no material claim pending under any Company Insurance Policy as to which coverage has been denied by the underwriters of such policies (it being understood that a reservation of rights or similar notice by an insurer does not constitute a denial), in each case of clauses (i), (ii) and (iii), as of the date of this Agreement and, following the date of this Agreement that, individually or in the aggregate, have had or would reasonably be expected to have a Material Adverse Effect.

(r) Voting Requirements. Assuming the accuracy of the representations and warranties set forth in Section 3.02(e), the affirmative vote of holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Stockholders’ Meeting or any adjournment or postponement thereof to adopt this Agreement (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of the Company necessary for the Company to adopt this Agreement and approve the Merger Transactions.

(s) State Takeover Statutes. Assuming the accuracy of the representations and warranties set forth in Section 3.02(e), the approval of the Board of Directors of the Company of this Agreement, the Merger and the other Merger Transactions represents all the action necessary to render inapplicable to this Agreement, the Merger and the other Merger Transactions, the provisions of Section 203 of the DGCL to the extent, if any, such Section would otherwise be applicable to this Agreement, the Merger and the other Merger Transactions, and no other state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(t) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of the Company. A true and correct copy of the engagement letters between the Company, Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. pursuant to which such fees and expenses are to be paid has been delivered to Parent prior to the date of this Agreement, and such engagement letters have not been subsequently modified, amended, supplemented or waived.

(u) Opinions of Financial Advisors. The Board of Directors of the Company has received the separate opinions of each of Credit Suisse Securities (USA) LLC and Goldman, Sachs & Co. to the effect that, as of the date of such opinions, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock, signed copies of which opinions will promptly be delivered to Parent, solely for informational purposes, following receipt thereof by the Company.

(v) Title Insurance Matters.

(i) Statutory Financial Statements. The audited financial statements and unaudited interim financial statements of National Title Insurance of New York, Inc. (“NTNY”), in the form included in or filed with any filing required to be submitted to the NYSDFS (including its predecessor agencies) since January 1, 2011 (the “SAP Statements”), (i) were prepared in accordance with statutory accounting practices prescribed or permitted by the NYSDFS, and (ii) fairly present in all material respects the financial position of NTNY as of the dates thereof and its results of operations and cash flows for the periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end adjustments, which were not and are not expected to be material in amount).

(ii) Reserves. The reserves of NTNY, as reflected in the SAP Statements, and in the audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the SEC Documents were determined in accordance with statutory accounting practices and with generally accepted actuarial standards, as required, and comply with the requirements of Section 6405 of the New York Insurance Law in all material respects.

(iii) Reinsurance. All reinsurance treaties or agreements of NTNY are valid, binding and enforceable in accordance with their terms, are in full force and effect and transfer such risk as would be required for such treaties and agreements to be properly accounted for as reinsurance, except as are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken as a whole. No such treaty or agreement contains any provision providing that the other party thereto may terminate or amend such treaty or agreement by reason of the Transactions. NTNY and the Company are entitled to take full credit in their respective financial statements pursuant to applicable Laws for all reinsurance ceded pursuant to any reinsurance treaty or agreement to which NTNY is a party.

(w) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.01, each of Parent and Sub acknowledges that neither the Company nor any person on behalf of the

Company makes any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or with respect to any other information provided to Parent or Sub in connection with the Transactions. Neither the Company nor any other person will have or be subject to any liability or indemnification obligation to Parent, Sub or any other person resulting from the distribution to Parent or Sub, or Parent’s or Sub’s use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Sub in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.01.

SECTION 3.02. Representations and Warranties of Parent and Sub. Except (i) as disclosed in the body of (i.e., not including exhibits) any report, schedule, form, statement or other document filed with, or furnished to, the SEC since January 1, 2011 by Parent and publicly available prior to the date of this Agreement (collectively, the “Parent Filed SEC Documents”) (excluding any risk factor disclosures and other forward looking statements, in each case that are not statements of historical fact) or (ii) as set forth in the Parent Disclosure Letter (it being understood that any information set forth in one Section or subsection of the Parent Disclosure Letter shall be deemed to apply to and qualify the Section or subsection of this Agreement to which it corresponds in number and each other Section or subsection of this Agreement to the extent that it is reasonably apparent in light of the context and content of the disclosure that such information is relevant to such other Section or subsection), Parent and Sub represent and warrant to the Company as follows:

(a) Organization, Standing and Corporate Power. Each of Parent and its Subsidiaries is duly organized and validly existing under the Laws of its jurisdiction of organization and has all requisite corporate, company or partnership power and authority to carry on its business as presently conducted. Each of Parent and its Subsidiaries is duly qualified or licensed to do business and is in good standing (where such concept is recognized under applicable Law) in each jurisdiction where the nature of its business or the ownership, leasing or operation of its properties makes such qualification or licensing necessary, other than where the failure to be so qualified, licensed or in good standing would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Parent has made available to the Company prior to the execution of this Agreement a true and complete copy of the Amended and Restated Certificate of Incorporation of Parent (the “Parent Certificate of Incorporation”) and the Amended and Restated Bylaws of Parent (the “Parent Bylaws”) and the comparable organizational documents of Sub and each of Parent’s “significant subsidiaries” (as such term is defined in Rule 1-02(w) of Regulation S-X under the Exchange Act), in each case as in effect on the date of this Agreement.

(b) Capital Structure. The authorized capital stock of Parent consists of 600,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.0001 per share (the “Parent Preferred Stock”). At the close of business on May 24, 2013, (i) (A) 227,603,627 shares of Parent Common Stock were issued and outstanding (which number includes 8,497,611 shares of Parent Common Stock subject to vesting or other forfeiture conditions or repurchase by Parent (such shares, together with any similar shares issued after May 24, 2013, the “Parent Restricted Stock”)) and (B) 41,395,513 shares of Parent Common Stock held by the Company in its treasury, (ii) 8,497,611 shares of Parent Common Stock were subject to outstanding options (other than rights under Parent’s Employee Stock Purchase Plan (such plan, the “Parent ESPP” and, along with Parent’s 2005 Omnibus Incentive Plan, the “Parent Stock Plans”)) to acquire shares of Parent Common Stock from Parent (such options, together with any similar options granted after May 24, 2013, the “Parent Stock Options”) and (iii) no shares of Parent Preferred Stock were issued or outstanding or held by Parent in its treasury. Except as set forth above, at the close of business on May 24, 2013, no shares of capital stock or other voting securities of Parent were issued or outstanding. Since May 24, 2013 to the date of this Agreement, (x) there have been no issuances by Parent of shares of capital stock or other voting securities of Parent, other than issuances of shares of Parent Common Stock pursuant to the exercise of outstanding Parent Stock Options and (y) there have been no issuances by Parent of options, warrants, other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, except for rights pursuant to the Parent ESPP and under Parent’s 401(k) Profit Sharing Plan (the “Parent 401(k) Plan”). All outstanding shares of Parent Common Stock are, and all such shares that may be issued prior to the Effective Time will be when issued, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights. There are no bonds, debentures, notes or other indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”). Except for any obligations pursuant to this Agreement, the ESPP, the Parent 401(k) Plan or as otherwise set forth above, as of May 24, 2013, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units, Contracts or undertakings of any kind to which Parent or any of its Subsidiaries is a party or by which any of them is bound (1) obligating Parent or any such Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other equity interests in, or any security convertible or exchangeable for any capital stock of or other equity interest in, Parent or of any of its Subsidiaries or any Voting Parent Debt, (2) obligating Parent or any such Subsidiary to issue, grant or enter into any such option, warrant, right, security, unit, Contract or undertaking or (3) that give any person the right to receive any economic interest of a nature accruing to the holders of Parent Common Stock or otherwise based on the performance or value of shares of capital stock of Parent or any of its Subsidiaries. As of the date of this Agreement, there are no outstanding contractual obligations of Parent or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock or options, warrants or other rights to acquire shares of capital stock of Parent or any such Subsidiary, other than as described above pursuant to the Parent Stock Plans and pursuant to the Parent 401(k) Plan.

(c) Authority; Noncontravention. (i) Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the Transactions, subject, in the case of the Parent Share Issuance, to receipt of the Parent Stockholder Approval. The execution and delivery of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of each of Parent and Sub, and no other corporate proceedings, subject, in the case of the Parent Share Issuance, to receipt of the Parent Stockholder Approval on the part of Parent or Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Parent and Sub, enforceable against each of Parent and Sub in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles. The Board of Directors of Parent duly, validly and unanimously adopted resolutions approving this Agreement, the Merger, the other Merger Transactions and approving the proposal to issue shares of Parent Common Stock required to be issued in the Merger pursuant to this Agreement (the “Parent Share Issuance”) at the Parent Stockholders’ Meeting, and resolved to recommend that the stockholders of Parent approve the Parent Share Issuance at the Parent Stockholders’ Meeting (to the extent such approval is required under applicable Law), which resolutions, as of the date of this Agreement, have not been rescinded, modified or withdrawn in any way.

(ii) The execution and delivery of this Agreement do not, and the consummation of the Transactions and compliance with the provisions of this Agreement will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or Sub under (other than any such Lien created in connection with the Financing), any provision of (A) the Parent Certificate of Incorporation, the Parent Bylaws or the certificate of incorporation or bylaws of Sub or (B) subject to the filings and other matters referred to in the immediately following sentence, (1) any Contract to which Parent or Sub or any of their respective Subsidiaries is a party or by which any of their respective properties or assets are bound or (2) any Law applicable to Parent or Sub or any of their respective Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B) above, any such conflicts, violations, breaches, defaults, rights, losses or Liens that would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. Assuming the accuracy of the Company’s representations and warranties set forth in Section 3.01(d), no consent, approval, order or authorization of, registration, declaration or filing with, or notice to, any Governmental Entity is required to be obtained or made by or with respect to Parent or Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions except for (I) the filing of a premerger notification and report form by Parent and Sub under the HSR Act, (II) the filing with the SEC of (x) the Joint Proxy Statement and the Form S-4 and (y) such reports under the Securities Act or the Exchange Act, as may be required in connection with this Agreement and the Transactions, (III) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (IV) any filings required by and receipt of any applicable consents or approvals from the NYSDFS and, except to the extent that an applicable exemption applies, CDI, (V) any filings required under the rules and regulations of the New York Stock Exchange, (VI) any filings required by and receipt of any applicable consents or approvals from any Governmental Entity set forth on Section 3.02(c) of the Parent Disclosure Letter and (VII) such other consents, approvals, orders, authorizations, registrations, declarations, filings and notices, the failure of which to be obtained or made would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(d) Parent SEC Documents; Financial Statements.

(i) Parent has filed all reports, schedules, forms, statements and other documents with the SEC required to be filed by Parent since January 1, 2011 (the “Parent SEC Documents”). As of their respective dates of filing, or, in the case of Parent SEC Documents that are registration statements filed pursuant to the requirements of the Securities Act, their respective effective dates, the Parent SEC Documents complied as to form in all material respects with the requirements of the Securities Act, or the Exchange Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable thereto, and except to the extent amended or superseded by a subsequent filing with the SEC prior to the date hereof, none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Each Parent SEC Document that is a registration statement, as amended, if applicable, filed pursuant to the Securities Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements made therein not misleading. Parent has made available to the Company all material correspondence with the SEC since January 1, 2011 and, as of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC with respect to any of the Parent Filed SEC Documents and, to the Knowledge of Parent, as of the date of this Agreement, none of the Parent Filed SEC Documents is the subject of any ongoing review by the SEC.

(ii) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Parent SEC Documents when filed complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied on a consistent basis during the periods and as of the dates involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited quarterly statements, to normal year-end adjustments, none of which adjustments are expected to be material).

(iii) Since January 1, 2011, subject to any applicable grace periods, Parent has been and is in compliance with (i) the applicable provisions of the Sarbanes-Oxley Act and (ii) the applicable listing and corporate governance rules and regulations of the New York Stock Exchange, except in each case for any such noncompliance that has not had or would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(iv) (A) Parent maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act and (B) Parent has disclosed since January 1, 2011, to Parent’s auditors and the audit committee of Parent’s Board of Directors (1) any significant deficiencies and material weaknesses in the design or operation of its internal controls over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information and (2) any fraud, to the Knowledge of Parent, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting. Parent has made available to the Company all such disclosures made by management to Parent’s auditors and audit committee from January 1, 2011 to the date of this Agreement. Parent’s principal executive officer and principal financial officer have made, with respect to the Parent SEC Documents, all certifications required by the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC. Parent has not identified any material weaknesses in the design or operation of the internal controls over financial reporting. Neither Parent nor any of the Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers of the Company within the meaning of Section 402 of the Sarbanes-Oxley Act.

(v) Except (A) as reflected, accrued or reserved against in (x) Parent’s consolidated balance sheet as of December 31, 2012 (or the notes thereto) included in Parent’s Annual Report on Form 10-K filed prior to the date of this Agreement for the fiscal year ended December 31, 2012, or (y) Parent’s consolidated balance sheet as of March 31, 2013 (or the notes thereto) included in Parent’s Quarterly Report on Form 10-Q filed prior to the date of this Agreement for the fiscal quarter ended March 31, 2013, (B) for liabilities or obligations incurred in the ordinary course of business since March 31, 2013, (C) for liabilities or obligations which have been discharged or paid in full prior to the date of this Agreement, neither Parent nor any of its Subsidiaries has any liabilities, commitments or obligations, asserted or unasserted, known or unknown, absolute or contingent, whether or not accrued, matured or unmatured or otherwise, of a nature required by GAAP to be disclosed, reserved or reflected in a consolidated balance sheet or the notes thereto, other than those which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(e) Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub specifically for inclusion or incorporation by reference in (i) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented and at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, or (ii) the Joint Proxy Statement will, at the date it (and any amendment or supplement thereto) is first mailed to the stockholders of the Company and the stockholders of Parent and at the time of the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent or Sub with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of the Company. The Form S-4 and the Joint Proxy Statement will, with respect to information regarding Parent, comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act, respectively.

(f) Absence of Certain Changes or Events. Since March 31, 2013, (i) there has not been any change, effect, event, occurrence or state of facts that has had or would reasonably be expected to have a Parent Material Adverse Effect and (ii) Parent and its Subsidiaries have conducted their businesses in all material respects only in the ordinary course of business consistent with past practice.

(g) Financing. Parent has delivered to the Company true and complete copies of (i) an executed commitment letter from each of Thomas H. Lee Equity Fund VI, L.P., Thomas H. Lee Parallel Fund VI, L.P. and Thomas H. Lee Parallel (DT) Fund VI, L.P. (collectively, “THL”) (such commitment letter together with the Stock Purchase Agreement (as defined in such commitment letter) and the other agreements contemplated by such commitment letter or the Stock Purchase Agreement, the “Initial Equity Financing Letter”) to make an equity investment in Black Knight Financial Services, Inc., a Subsidiary of Parent and the parent company of Sub (“NewCo”), subject to the terms and conditions therein, in cash in the aggregate amount set forth therein (the “Initial Equity Financing”), and (ii) an executed commitment letter and Redacted Fee Letter from the financial institutions identified therein (collectively, the “Initial Debt Financing Commitment” and, together with the Initial Equity Financing Commitments, the “Initial Financing Commitments”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Initial Debt Financing” and, together with the Initial Equity Financing, collectively referred to as the “Initial Financing”). For purposes of this Section 3.02(g), in the event that Parent obtains Additional Financing Commitments, the representations and warranties set forth in this Section 3.02(g) shall be deemed to be made with respect to both the Initial Financing Commitments and the Additional Financing Commitments; provided that with respect to the Additional Financing Commitments and the Additional Financing, references to the “date of this Agreement” or the “date hereof” shall be deemed to be references to the “date of the Adjustment Notice”. As of the date hereof, neither of the Equity Financing Commitments nor the Debt Financing Commitment has been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications permitted by Section 5.09(a)), and none of the respective obligations and commitments contained in such letters have been withdrawn, terminated or rescinded in any respect. Parent or Sub has fully paid any and all commitment fees or other fees in connection with the Financing Commitments that are payable on or prior to the date of this Agreement. Assuming (A) the Financing is funded in accordance with the Financing Commitments, (B) the accuracy in all material respects of the representations and warranties set forth in Section 3.01(c) as of the date hereof and (C) compliance in all material respects by the Company with its covenants and agreements under Section 4.01(a), the net proceeds contemplated by the Financing Commitments, together with Parent and Company cash on hand, will in the aggregate be sufficient for Parent, Sub and the Surviving Corporation to pay the aggregate Cash Consideration, all requisite payments of cash in lieu of fractional shares pursuant to Section 2.02(i), all requisite payments of dividends or other distributions pursuant to Section 2.01(c) and/or Section 2.02(j), Restricted Stock Consideration, Option Payments, payments in respect of the Designated Matching Contributions and the Retention Incentive Award Consideration (and any repayment or refinancing of debt required as a result of the Transactions) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses of Parent, Sub and the Surviving Corporation (collectively, the “Required Closing Cash Payments”) . As of the date hereof, the Debt Financing Commitment is (x) the legal, valid and binding obligations of Parent and Sub, as applicable, and, to the Knowledge of Parent and Sub, each of the other parties thereto, (y) enforceable in accordance with their respective terms against Parent and Sub, as applicable, and, to the Knowledge of Parent and Sub, each of the other parties thereto, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (z) in full force and effect. The Equity Financing Commitment is (x) the legal, valid and binding obligation of Parent and Sub and each of the other parties thereto, (y) enforceable in accordance with its terms against the parties thereto, subject, as to enforceability, to bankruptcy, insolvency and other Laws of general applicability relating to or affecting creditors’ rights and to general equity principles and (z) in full force and effect. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Sub or, to the Knowledge of Parent, any other parties thereto under the Financing Commitments; provided that Parent is not making any representation or warranty regarding the effect of (A) any inaccuracy in the representations and warranties set forth in Article III hereof or (B) the failure by the Company to comply with any covenant or agreement herein, as applicable. No event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Sub or any other parties thereto under the Equity Financing Commitment. As of the date of this Agreement, assuming satisfaction or (to the extent permitted by Law) waiver of the conditions to Parent’s and Sub’s obligation to consummate the Merger neither Parent nor Sub have any reason to believe that any of the conditions to the Financing will not be satisfied or that the Financing will not be made available to Parent or Sub on the Closing Date. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as expressly set forth in the Financing Commitments. As of the date of this Agreement, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) to which Parent or any of its Affiliates is a party related to the

Financing other than as expressly contained in the Financing Commitments and delivered to the Company prior to the date hereof. Other than the Initial Equity Financing Letter and, if applicable, the Additional Financing Commitments, there are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) between Parent or any of its Affiliates, on the one hand, and THL or any of its Affiliates, on the other hand, which (A) contains additional or adversely modified conditions or other contingencies to the availability of the Equity Financing relative to those contained in the Equity Financing Commitments, (B) would otherwise reasonably be expected to prevent or materially impair or delay the funding of the Equity Financing (or satisfaction of the conditions to the Equity Financing) on the Closing Date or the Closing, (C) adversely impacts the ability of Parent or Sub to enforce its rights against the other parties to the Equity Financing Commitments or (D) reduces the aggregate amount of the Equity Financing set forth in the Equity Financing Commitments.

(h) Operations and Assets of Sub. Sub has been formed solely for the purpose of engaging in the Transactions and, prior to the Effective Time, will not have incurred liabilities or obligations of any nature, other than pursuant to or in connection with this Agreement and the Merger and the other Transactions. As of the date of this Agreement, Parent owns beneficially and, directly or indirectly, of record all of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Financing), and as of the Closing Date Parent will beneficially own at least a majority of the outstanding shares of capital stock of Sub, free and clear of all Liens (other than any Liens created pursuant to the Financing).

(i) Ownership of Company Common Stock. None of Parent, Sub or any of their Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder), or will prior to the Closing Date beneficially own, any shares of Company Common Stock, or is a party, or will prior to the Closing Date become a party, to any Contract, arrangement or understanding (other than this Agreement) for the purpose of acquiring, holding, voting or disposing of any shares of Company Common Stock.

(j) Litigation. There is no suit, action, claim, arbitration, mediation or proceeding pending or, to the Knowledge of Parent or Sub, threatened against Parent or Sub or any of their respective Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. There is no injunction, order, judgment, ruling, decree or writ of any Governmental Entity outstanding against Parent or Sub or any of their respective Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect. Since January 1, 2011, neither Parent nor Sub nor any of their respective Subsidiaries has received any notice alleging any non-compliance or violations of Law from, or any notice of any actual or pending investigations by, any Governmental Entity, that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

(k) Compliance with Laws. Each of Parent and its Subsidiaries is (and since January 1, 2011 or, if later, its respective date of formation or organization, has been) in compliance with all Laws applicable to its business or operations and all internal and posted policies related to the data privacy of third parties (including customers and clients of Parents and its Subsidiaries), except for such noncompliance that, individually or in the aggregate, would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Each of Parent and its Subsidiaries has (and since January 1, 2011 or, if later, its respective date of formation or organization, has had) in effect all Authorizations necessary for it to own, lease and operate their properties and assets and to conduct their business as presently conducted, and all such Authorizations are in full force and effect, except for such Authorizations the absence of which, or the failure of which to be in full force and effect, is not and would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. Parent and its Subsidiaries are not in violation or breach of, or default under, any Authorization, and, to the Knowledge of Parent, no suspension or cancellation of any Authorization is pending or threatened, except where such violation, breach, default, suspension or cancellation would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. As of the date of this Agreement, no event or condition has occurred or exists which would result in a violation of, breach, default or loss of a benefit under, or acceleration of an obligation of Parent or any of its Subsidiaries under, any Authorization (in each case, with or without notice or lapse of time or both), except for violations, breaches, defaults, losses or accelerations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. To the Knowledge of Parent, each person with whom Parent or any of its Subsidiaries has entered into a written agreement to perform the duties of title insurance agent, at the time such person wrote, sold or produced title insurance business, or performed such other act for or on behalf of Parent or such Subsidiary that may require an agent’s or other insurance license, was duly licensed and appointed, where required, for the type of business written, sold or produced by such person, in the particular jurisdiction in which such person wrote, sold, produced, solicited or serviced such business, as may be required by any applicable Law, except in each such case where the failure to be so licensed or appointed has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(l) Voting Requirements. The affirmative vote of holders of a majority in voting power of the shares of Parent Common Stock represented at the Parent Stockholders’ Meeting or any adjournment or postponement thereof (provided, that at least a majority in voting power of the shares of Parent Common Stock are represented in person or by proxy at such meeting or any adjournment or postponement thereof) (the “Parent Stockholder Approval”) is the only vote of the holders of any class or series of capital stock of Parent necessary to approve the Parent Share Issuance and the other Transactions contemplated hereby.

(m) State Takeover Statutes. Assuming that neither the Company nor any of its Subsidiaries beneficially owns (within the meaning of Section 13 of the Exchange Act and the rules and regulations promulgated thereunder) any shares of Parent Common Stock, no state takeover statute applies to this Agreement, the Merger or the other Merger Transactions.

(n) Brokers and Other Advisors. No broker, investment banker, financial advisor or other person, other than Merrill Lynch, Pierce, Fenner & Smith Incorporated and J.P. Morgan Securities LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s or financial advisor’s fee or commission in connection with the Merger and the other Transactions based upon arrangements made by or on behalf of Parent or Sub.

(o) Opinion of Financial Advisor. Parent’s Board of Directors has received the opinions of (x) Merrill Lynch, Pierce, Fenner & Smith Incorporated to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the consideration to be paid in the transaction by Parent is fair, from a financial point of view, to Parent, and (y) J.P. Morgan Securities LLC to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, the consideration to be paid by Parent in the transaction is fair, from a financial point of view, to Parent, a signed copy of which opinions will promptly be delivered to the Company, solely for informational purposes, following receipt thereof by Parent.

(p) Solvency. Assuming (i) satisfaction of the conditions to Parent’s obligation to consummate the Merger, and after giving effect to the Transactions and the payment of the aggregate Merger Consideration, Restricted Stock Consideration, Option Payments, Designated Matching Contributions and Retention Incentive Award Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Financing Commitments (ii) the accuracy of the representations and warranties of the Company set forth in Article III hereof in all material respects, (iii) payment of all amounts required to be paid in connection with the consummation of the Transactions (including, in each case, payment of all related fees and expenses) and (iv) any estimates, projections or forecasts of the Company and its Subsidiaries have been prepared by them in good faith based upon assumptions that were and continue to be reasonable, each of Parent and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any person, means that, as of any date of determination (A) the amount of the “fair saleable value” of the assets of such person will, as of such date, exceed (1) the value of all “liabilities of such person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (2) the amount that will be required to pay the probable liabilities of such person, as of such date, on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (B) such person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (C) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations as they become due.

(q) No Other Arrangements. There are no Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (i) between Parent, Sub or any of their Affiliates, on the one hand, and any of the Company’s officers or directors, on the other hand, that relate in any way to the Transactions or were entered into or made in contemplation of any of the Transactions or (ii) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Takeover Proposal, other than, in the case of clauses (i) and (ii) above, those entered into with the prior written consent of the Board of Directors of the Company.

(r) No Other Representations or Warranties. Except for the representations and warranties contained in this Section 3.02, the Company acknowledges that neither Parent nor Sub nor any other person on behalf of Parent or Sub makes any other express or implied representation or warranty with respect to Parent, Sub or any of their respective Subsidiaries or with respect to any other information provided to the Company in connection with the Transactions. Neither Parent nor Sub nor any other person will have or be subject to any liability or indemnification obligation to the Company or any other person resulting from the distribution to the Company, or the Company’s use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Transactions, unless and then only to the extent that any such information is expressly included in a representation or warranty contained in this Section 3.02.

ARTICLE IV

Covenants Relating to Conduct of Business

SECTION 4.01. Conduct of Business. (a) Except as set forth in Section 4.01(a) of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by Law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01 of the Company Disclosure Letter, expressly contemplated or required by this Agreement, required by Law or consented to in writing by Parent (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, the Company shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of the Company to its parent and (B) the Company’s regular quarterly cash dividends on Company Common Stock, not to exceed, in the case of any such dividend, $0.10 per share (for the avoidance of doubt, the Company shall not pay any interim or special dividend without Parent’s written consent);

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) purchase, redeem or otherwise acquire any shares of its or its Subsidiaries’ capital stock or other securities or any rights, warrants or options to acquire any such shares or other securities, other than (A) the acquisition by the Company of shares of Company Common Stock in connection with the surrender of shares of Company Common Stock by holders of Company Stock Options in order to pay the exercise price of the Company Stock Options, (B) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plans, (C) the acquisition by the trustee of the Company 401(k) Plan of shares of Company Common Stock in order to satisfy participant elections under the Company 401(k) Plan, (D) the acquisition by the Company of Company Stock Options and shares of Company Restricted Stock in connection with the forfeiture of such awards and (E) the acquisition by the Company of Company Common Stock in connection with the exercise of rights under the ESPP, in each case that are outstanding as of the date hereof and in accordance with their present terms;

(iv) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options (including Company Stock Options) to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) upon the exercise of Company Stock Options that are outstanding as of the date hereof, and (B) (x) rights under the ESPP to cause the Company to acquire, in connection with the exercise of such rights, shares of Company Common Stock and (y) rights of participants under the Company 401(k) Plan to cause the trustee thereof to acquire shares of Company Common Stock to satisfy participant elections thereunder, in each case in accordance with their present terms;

(v) amend the Company Certificate of Incorporation or the Company Bylaws or the comparable organizational documents of any Subsidiary of the Company;

(vi) merge or consolidate with, or purchase an equity interest in or a substantial portion of the assets of, any person or any division or business thereof, if (i) the aggregate amount of the consideration paid or transferred by the Company and its Subsidiaries in connection with all such transactions would exceed $15 million, other than any such action solely between or among the Company and its Subsidiaries or (ii) such action involves the acquisition of a title plant from a third party;

(vii) sell, license, lease, transfer, assign or otherwise dispose of any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than (A) sales or other dispositions of inventory and other assets in the ordinary course of business consistent with past practice, (B) the non-exclusive licensing or sublicensing of Intellectual Property in the ordinary course of business consistent with past practice, (C) leases and subleases of Owned Real Property and Leased Real Property, and voluntary terminations or surrenders of Real Property Leases, in each case, in the ordinary course of business consistent with past practice and (D) the settlement of claims permitted under clause (xi) below;

(viii) pledge, encumber or otherwise subject to a Lien (other than a Permitted Lien) any of its properties, rights or assets (including capital stock of any Subsidiary of the Company), other than in the ordinary course of business consistent with past practice under the Company’s existing credit facilities;

(ix) (A) incur, redeem, prepay, defease, cancel, or, in any material respect, modify any indebtedness for borrowed money, issue or sell any debt securities or warrants or other rights to acquire any debt securities of the Company or any of its Subsidiaries, agree to pay deferred purchase price for any property (other than extensions of trade credit to customers of the Company and its Subsidiaries in the ordinary course of business consistent with past practice), guarantee, assume or endorse or otherwise as an accommodation become responsible for any such indebtedness or any debt securities or other financial obligations of another person or enter into any “keep well” or other agreement to maintain any financial statement condition of another person (collectively, “Indebtedness”), other than (1) borrowings in the ordinary course of business under the Company’s existing credit facilities and in respect of letters of credit and (2) prepayments of Indebtedness in the ordinary course of business consistent with past practice without prepayment premium or penalty; or (B) make any loans, advances or capital contributions to, or investments in, any other person, other than (1) to any of the Subsidiaries of the Company, (2) pursuant to clause (vi) above or (3) advances of business and travel expenses to employees or advances to customers, in each case under this clause (3) in the ordinary course of business consistent with past practice;

(x) make any capital expenditures that, in the aggregate, exceed 105% of the aggregate amount of expenditures provided for in the Company’s 2013 capital expenditures plan provided to Parent in writing prior to the date of this Agreement; provided that the Company shall not take any action that is intended to materially accelerate the timing of any such expenditures from one fiscal quarter to an earlier fiscal quarter;

(xi) settle any material claim, investigation, proceeding or litigation, in each case made or pending against the Company or any of its Subsidiaries, other than the settlement of claims, investigations, proceedings or litigation (other than those initiated by a Governmental Entity) in the ordinary course of business consistent with past practice for an amount not in excess of the amount reflected or reserved therefor in the most recent financial statements (or the notes thereto) of the Company included in the Company Filed SEC Documents;

(xii) make any non-monetary settlement of claims, investigations, proceedings or litigation, other than settlements that would not (i) materially impair the operations of the Company and its Subsidiaries, taken as a whole, and (ii) after the Closing Date, would not reasonably be expected to materially impair the operation of the Company and its subsidiaries or Parent and its Subsidiaries, taken as a whole; provided, however, that prior to entering into any non-monetary settlement, the Company shall provide Parent prior notice and an opportunity to comment on such settlement;

(xiii) except as required pursuant to the terms of any Company Benefit Plan or Company Benefit Agreement set forth on Section 3.01(l)(i) of the Company Disclosure Letter, in each case, in effect on the date of this Agreement or entered into, amended or modified after the date of this Agreement in a manner not in contravention of this Section 4.01(a), (1) grant to any active or former director, officer or employee of the Company or any of its Subsidiaries any increase in compensation, other than (A) increases in the ordinary course of business consistent with past practice to active employees (other than employees with annual target cash compensation in excess of $250,000) that are not material on an individual basis or (B) the payment of earned but unpaid bonuses, (2) grant to any active or former director, officer or employee of the Company or any of its Subsidiaries any increase in severance or termination pay or enter into any severance, termination or similar agreement with any such director, officer or employee, (3) enter into any employment, consulting or similar agreement with any present or former director, officer or employee of the Company or any of its Subsidiaries with annual target cash compensation in excess of $250,000, (4) establish, adopt, enter into or amend in any material respect any collective bargaining agreement, Company Benefit Plan or Company Benefit Agreement or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan or Company Benefit Agreement if it were in existence as of the date of this Agreement, in any case other than as would be permitted to be entered into under clause (3) above, (5) take any action to accelerate the time of payment or vesting of any compensation or benefits under any Company Benefit Plan or Company Benefit Agreement, (6) loan or advance any money or other property to any active or former director, officer or employee of the Company or any of its Subsidiaries (other than advances of business and travel expenses) or (7) hire any new employee into or promote any active employee to, in either case, a position that would constitute an executive officer position at the Company or any of its Subsidiaries (or would otherwise entitle the employee to a target cash compensation level in excess of $400,000); provided, however, that the foregoing clauses (1) and (3) shall not restrict the Company or any of its Subsidiaries from entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case in the ordinary course of business, plans, agreements, benefits and compensation arrangements (including incentive grants) that have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(xiv) make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of the Company, other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(xv) make any material tax election, file any material amended tax return, change any annual tax accounting period, enter into any closing agreement, settle or compromise any proceeding with respect to any material tax claim or assessment relating to the Company or any of its Subsidiaries, or surrender any right to claim a material refund of taxes, other than in the ordinary course of business consistent with past practice;

(xvi) enter into any new line of business;

(xvii) materially amend or modify its risk management policies other than in the ordinary course of business consistent with past practice;

(xviii) amend, cancel, terminate or waive any material provision of any Specified Contract other than in the ordinary course of business or enter into or renew any agreement or binding obligation that (A) is (or, if entered into immediately prior to the date of this Agreement, would be) a Specified Contract under clause (i), (ii), (iii), (iv), (vii), (viii), (ix), (x), (xi), (xii) or (xiii) of Section 3.01(i), other than in the ordinary course of business consistent with past practice, or (B) is with any broker, investment banker, financial advisor or other person described in Section 3.01(t);

(xix) agree or consent to any agreement or material modifications of any existing agreements with any Governmental Entity that materially impairs the operations of the Company and its Subsidiaries, taken as a whole;

(xx) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xxi) let lapse, fail to maintain, abandon or cancel any Material Intellectual Property; or

(xxii) authorize any of, or commit or agree to take any of, the foregoing actions.

(b) Except as set forth in Section 4.01(b) of the Parent Disclosure Letter, expressly contemplated or required by this Agreement, required by Law or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries to, carry on its business in the ordinary course and, to the extent consistent therewith, use reasonable best efforts to preserve substantially intact its current business organizations, to keep available the services of its current officers and employees and to preserve its relationships with significant customers, suppliers, licensors, licensees, distributors, lessors and others having significant business dealings with it. Without limiting the generality of the foregoing, except as set forth in Section 4.01 of the Parent Disclosure Letter, expressly contemplated or required by this Agreement, required by Law or consented to in writing by the Company (such consent not to be unreasonably withheld or delayed), during the period from the date of this Agreement to the Effective Time, Parent shall not, and shall not permit any of its Subsidiaries to:

(i) declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock or property) in respect of, any of its capital stock, other than (A) dividends or distributions by a direct or indirect wholly owned Subsidiary of Parent to its parent and (B) Parent’s regular quarterly cash dividends on Parent Common Stock, not to exceed, in the case of any such dividend, $0.16 per share, subject to increase in the ordinary course of business consistent with past practice (for the avoidance of doubt, Parent shall not pay any interim or special dividend without the Company’s written consent);

(ii) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock;

(iii) issue, deliver, sell, pledge, dispose of, encumber or subject to any Lien any shares of its capital stock, ownership interests, any other voting securities or any securities convertible into, exercisable or exchangeable for, or any rights, warrants or options (including Parent Stock Options) to acquire, any such shares, ownership interests, voting securities or convertible securities, or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (A) as set forth on Section 4.01(b)(iii) of the Parent Disclosure Letter (B) upon the exercise of Parent Stock Options that are outstanding as of the date hereof, (C) (x) rights under the Parent ESPP to cause Parent to acquire, in connection with the exercise of such rights, shares of Parent Common Stock and (y) rights of participants under the Parent 401(k) Plan to cause the trustee thereof to acquire shares of Parent Common Stock to satisfy participant elections thereunder, in each case in accordance with their present terms and (D) the issuance or grant of Parent Stock Options and Parent Restricted Stock in the ordinary course of business;

(iv) amend the Parent Certificate of Incorporation or the Parent Bylaws or the comparable organizational documents of any Subsidiary of Parent, except in the case of the organizational documents of Sub, to the extent any such amendment is necessary to consummate any of the Merger Transactions;

(v) make any material change in accounting methods, principles or practices affecting the consolidated assets, liabilities or results of operations of Parent, other than as required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law, including Regulation S-X under the Securities Act;

(vi) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization; or

(vii) authorize any of, or commit or agree to take any of, the foregoing actions.

(c) Advice of Changes. The Company shall promptly give Parent written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.02. Parent shall promptly give the Company written notice upon becoming aware of any material event, development or occurrence that would reasonably be expected to give rise to a failure of any condition precedent set forth in Section 6.03.

SECTION 4.02. Solicitation. (a) Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date of this Agreement and continuing until 5:00 p.m., New York City time, on July 7, 2013 (the “Solicitation Period End-Time”), the Company and its Subsidiaries and their respective Representatives shall have the right (acting under the direction of the Board of Directors of the Company) to, directly or indirectly, (i) solicit, initiate and encourage, whether publicly or otherwise, Takeover Proposals (except that the reference to 15% in such term will be deemed changed to 50% for purposes of this Section 4.02(a)), including by way of providing access to non-public information (subject to entering into an Acceptable Confidentiality Agreement with each recipient before providing access to such non-public information); provided that the Company shall concurrently provide to Parent any material non-public information concerning the Company or its Subsidiaries that is to be provided to any person given such access which was not previously provided to Parent, and (ii) enter into, engage in and maintain discussions or negotiations with respect to Takeover Proposals or otherwise cooperate with or assist or participate in, or facilitate any such discussions or negotiations or the making of any Takeover Proposal.

The term “Takeover Proposal” means any inquiry, proposal or offer from any person or group of persons relating to (a) any direct or indirect acquisition or purchase in any manner, in each case whether in a single transaction or a series of transactions, of (1) 15% or more (based on the fair market value thereof, as determined in good faith by the Board of Directors of the Company) of the consolidated total assets (including capital stock of the Subsidiaries of the Company) of the Company and its Subsidiaries, taken as a whole, or (2) 15% or more of outstanding shares of Company Common Stock, (b) any tender offer or exchange offer, in each case whether in a single transaction or a series of transactions, that, if consummated, would result in any person or group or persons owning, directly or indirectly, 15% or more of outstanding shares of Company Common Stock or (c) any merger, consolidation, business combination, recapitalization, reorganization, liquidation, dissolution, share exchange or similar transaction involving the Company or any of its Subsidiaries pursuant to which any person or group (or the stockholders of any person) would own, directly or indirectly, (i) 15% or more of any class of equity securities of the Company or of the surviving entity in a merger or the resulting direct or indirect parent of the Company or such surviving entity or (ii) businesses or assets that constitute 15% or more of the consolidated revenues, net income or total assets of the Company and its Subsidiaries, other than, in each case, the transactions contemplated by this Agreement.

(b) Subject to Section 4.02(c) and Section 4.02(e):

(i) Except with respect to any bona fide written Takeover Proposal (with the reference to 15% in such term being deemed changed to 50% for purposes of this exception) received after the date hereof and prior to the Solicitation Period End-Time with respect to which the requirements of clauses (i) and (ii) of Section 4.02(c) have been satisfied as of the Solicitation Period End-Time (any person or group of persons so submitting such a Takeover Proposal, together with any other persons that join such person or group of persons, provided that such persons who were members of such group immediately prior to the Solicitation Period End-Time constitute at least 50% of the equity financing of such group at all times following the Solicitation Period End-Time, an “Excluded Party”), the Company shall not and shall cause its Subsidiaries and its and their respective Representatives not to, directly or indirectly, from the Solicitation Period End-Time until the Effective Date, (A) solicit, initiate or knowingly encourage the submission of any Takeover Proposal, (B) engage in any discussions or negotiations with respect thereto or (C) otherwise cooperate with or assist or participate in, or facilitate any such Takeover Proposal. Notwithstanding anything contained in this Section 4.02 to the contrary, any Excluded Party shall cease to be an Excluded Party for all purposes under this Agreement at such time as the Takeover Proposal made by such person (1) fails to satisfy the requirements of clauses (i) and (ii) of Section 4.02(c) or (2) is withdrawn, terminates or expires.

(ii) Except as permitted with respect to an Excluded Party pursuant to Section 4.02(a) or Section 4.02(b)(i), upon the Solicitation Period End-Time, the Company shall immediately cease and cause to be terminated any solicitation, knowing encouragement, discussion or negotiation of or with, or cooperation with, or assistance or participation in, or facilitation of (including by way of providing access to non-public information), any such inquiries, proposals, discussions or negotiations with any person or group of persons conducted theretofore by the Company, its Subsidiaries or any of their respective Representatives with respect to any Takeover Proposal and use commercially reasonable efforts to cause all confidential information provided by or on behalf of the Company, any of its Subsidiaries or any of their respective Representatives to such person or group of persons be returned or destroyed.

(c) Notwithstanding anything to the contrary contained in Section 4.02(b), but subject to Section 4.02(a) and the last sentence of this paragraph, if at any time following the Solicitation Period End-Time and prior to obtaining the Company Stockholder Approval, (i) the Company has received a written Takeover Proposal from a third party that the Board of Directors of the Company determines in good faith to be bona fide, (ii) the Board of Directors of the Company determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, that such Takeover Proposal constitutes or would reasonably be expected to result in a Superior Proposal, (iii) after consultation with its outside legal counsel, the Board of Directors of the Company determines in good faith that failing to take such action would be inconsistent with its fiduciary duties to stockholders under applicable Law and (iv) there has been no material breach of this Section 4.02 in connection with such Takeover Proposal, then the Company may (A) furnish information with respect to the Company and its Subsidiaries to the person making such Takeover Proposal, and (B) engage in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal; provided that the Company (x) will not, and will not allow its Subsidiaries or its or their Representatives to, disclose any non-public information to such person without first entering into an Acceptable Confidentiality Agreement with such person, and (y) will concurrently provide, in accordance with the terms of the Confidentiality Agreement, to Parent any material non-public information concerning the Company or its Subsidiaries to be provided to such other person which was not previously provided to Parent. Notwithstanding anything to the contrary contained in Section 4.02(b) or this Section 4.02(c), prior to obtaining the Company Stockholder Approval, the Company shall be permitted to take the actions described in Section 4.02(a) and clauses (A) and (B) above with respect to any Excluded Party, including with respect to any amended or revised proposal submitted by such Excluded Party following the Solicitation Period End-Time that satisfies the requirements of clauses (i) and (ii) of Section 4.02(c), and the restrictions in this Section 4.02(c) shall not apply with respect thereto.

The term “Superior Proposal” means any bona fide Takeover Proposal (with the percentages set forth in the definition thereof changed from 15% to 50%) made in writing that the Board of Directors of the Company determines in good faith is reasonably likely to be consummated and that is on terms which the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside counsel) would be more favorable to the stockholders of the Company from a financial point of view than the Merger, taking into account all financial, legal, regulatory, financing, certainty and timing of consummation and other aspects of such proposal and of this Agreement (including any changes to the financial and other terms of this Agreement proposed by Parent to the Company prior to the expiration of the applicable periods referred to in Section 4.02(e) below in response to such proposal or otherwise).

(d) As promptly as practicable after the Solicitation Period End-Time (but in no event more than 24 hours following the Solicitation Period End-Time), the Board of Directors of the Company shall, subject to Section 4.02(e), reaffirm its recommendation that the stockholders of the Company adopt this Agreement and the Company shall (i) notify Parent in writing of the identity of each person, if any, that, in accordance with this Agreement, the Board of Directors of the Company has determined to be an Excluded Party (for the avoidance of doubt, no person shall be an Excluded Party unless the Board of Directors of the Company determines that such party is an Excluded Party on the day of the Solicitation Period End-Time and notifies Parent of such determination within 24 hours of the Solicitation Period End-Time) and (ii) provide Parent with the material terms and conditions of each Takeover Proposal received from any Excluded Party. From and after the Solicitation Period End-Time, the Company shall as promptly as practicable (but in any event within 24 hours) notify Parent, orally and in writing, in the event that the Company, any of its Subsidiaries or any of their respective Representatives receives (A) any Takeover Proposal or (B) any request for non-public information relating to the Company or any of its Subsidiaries in furtherance of a Takeover Proposal, and in each case shall include in such notice a copy of such Takeover Proposal or request (or, where no such copy exists or is available, a written description thereof that includes the material terms and conditions thereof), including the identity of the person making such Takeover Proposal or request. The Company shall keep Parent reasonably informed on a prompt basis of the status of such Takeover Proposal or request (including the terms and conditions thereof) and any material developments, discussions and negotiations with respect to any such Takeover Proposal or request (including any material changes thereto).

(e) Neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify or qualify in a manner adverse to Parent), or publicly propose to withdraw (or modify or qualify in a manner adverse to Parent), the approval, recommendation or declaration of advisability by such Board of Directors or any such committee of this Agreement or the Merger or (B) recommend the approval or adoption of, or approve or adopt, declare advisable or publicly propose to recommend, approve, adopt or declare advisable, any Takeover Proposal (any action described in this clause (i) being referred to as an “Adverse Recommendation Change”) or (ii) approve or recommend, or publicly propose to approve or recommend, or cause or permit the Company or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement related to any Takeover Proposal, other than any Acceptable Confidentiality Agreement referred to in Section 4.02(a) or

Section 4.02(c) (an “Acquisition Agreement”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Company Stockholder Approval and subject to compliance with Section 5.06(b), the Board of Directors of the Company may, if the Board of Directors of the Company determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable Law: (x) in response to a Superior Proposal or Intervening Event, make an Adverse Recommendation Change or (y) if the Company has complied in all material respects with this Section 4.02, cause the Company to terminate this Agreement and, concurrently with or immediately after such termination, cause the Company to enter into an Acquisition Agreement; provided, however, that (1) no Adverse Recommendation Change may be made and (2) no termination of this Agreement pursuant to this Section 4.02(e) may be made, until after the fifth business day following Parent’s receipt of written notice from the Company advising Parent that the Board of Directors of the Company intends to (x) in the case of clause (1) above, make an Adverse Recommendation Change (a “Notice of Adverse Recommendation”) or (y) in the case of clause (2) above, terminate this Agreement pursuant to this Section 4.02(e) (a “Notice of Superior Proposal”) and specifying the reasons therefor, including, (i) if the basis of the proposed action by the Board of Directors of the Company is a Superior Proposal, the material terms and conditions of such Superior Proposal (including the identity of the person making such Superior Proposal and a copy of the then-current forms of all of the relevant proposed transaction documents related thereto, including definitive agreements with respect to such Superior Proposal and the documents with respect to any financing of such Superior Proposal) or (ii) if the basis of the proposed action by the Board of Directors of the Company is an Intervening Event, a description of the Intervening Event and, unless the Company shall have:

(i) during the five business day period specified below (and any additional period related to a revision to the Superior Proposal, as provided below), negotiated, and caused its financial and legal advisors to negotiate, with Parent in good faith (to the extent Parent desires to negotiate) with respect to proposed adjustments to the terms and conditions of this Agreement so that such Superior Proposal ceases to constitute a Superior Proposal (or, in the case of a Notice of Adverse Recommendation that is not related to a Superior Proposal, so that the failure to make such Adverse Recommendation Change is no longer inconsistent with the Board of Directors of the Company’s fiduciary duties to stockholders under applicable Law); and

(ii) prior to or concurrently with a termination of this Agreement pursuant to this Section 4.02(e), paid the Company Termination Fee required under Section 5.06(b)(i).

In the event of any revisions to the Superior Proposal the Company shall be required to deliver a new Notice of Superior Proposal and to again comply with the requirements of this Section 4.02(e) with respect to such new Superior Proposal (except that references to the five business day period shall, after the expiration of the initial five business day period, be deemed to be references to a two business day period). The Company agrees that any violation of this Section 4.02 by the Company, any of its Subsidiaries or any of their respective Representatives shall be deemed to be a material breach of this Agreement by the Company. In determining whether to make an Adverse Recommendation Change or to cause the Company to so terminate this Agreement pursuant to the terms of this Section 4.02(e), the Board of Directors of the Company shall take into account any changes to the financial and other terms of this Agreement proposed by Parent to the Company in response to a Notice of Adverse Recommendation or Notice of Superior Proposal. “Intervening Event” means, with respect to either the Company or Parent, a material event or circumstance that was not known or reasonably foreseeable to the board of directors of such party on the date of this Agreement (or if known, the consequences of which are not known to or reasonably foreseeable by such board of directors as of the date hereof), which event or circumstance, or any consequence thereof, becomes known to the board of directors of such party prior to the time at which such party receives the Company Stockholder Approval or Parent Stockholder Approval, as applicable; provided, however, that in no event shall any of the following constitute an Intervening Event: (i) any failure to arrange or receive the Financing, or (ii) any change in, or event or condition generally affecting, the industry in which the Company or Parent operates.

(f) Nothing contained in this Section 4.02 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9, Rule 14e-2(a) or

Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to its stockholders if the Board of Directors of the Company determines in good faith (after consultation with its outside counsel) that failure to do so would be inconsistent with its fiduciary duties to stockholders under applicable Law; provided that (x) clause (ii) of this Section 4.02(f) shall not be deemed to permit the Board of Directors of the Company to make an Adverse Recommendation Change or take any of the actions referred to in clause (ii) of Section 4.02(e) except, in each case, to the extent permitted by Section 4.02(e) and (y) in any disclosure made pursuant to clause (i) or (ii) of this Section 4.02(f) (other than any disclosure made in connection with an Adverse Recommendation Change permitted by Section 4.02(e)), the Board of Directors of the Company shall expressly publicly reaffirm its Recommendation to its stockholders in favor of the Merger.

ARTICLE V

Additional Agreements

SECTION 5.01. Preparation of the Joint Proxy Statement; Stockholders’ Meetings. (a) As promptly as practicable after the execution of this Agreement, (i) Parent and the Company shall jointly prepare and file with the SEC the joint proxy statement (as amended or supplemented from time to time, the “Joint Proxy Statement”) to be sent to the stockholders of Parent relating to the meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”) to be held to consider the Parent Share Issuance and to the stockholders of the Company relating to the meeting of the Company’s stockholders (the “Company Stockholders’ Meeting”) to be held to consider adoption of this Agreement and (ii) Parent shall prepare (with the Company’s reasonable cooperation) and file with the SEC a registration statement on Form S-4 (as amended or supplemented from time to time, the “Form S-4”), in which the Joint Proxy Statement will be included as a prospectus, in connection with the registration under the Securities Act of the Parent Common Stock to be issued in the Merger. Each of Parent and the Company shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing (including by responding to comments of the SEC), and, prior to the effective date of the Form S-4, Parent shall take all action reasonably required to be taken under any applicable state securities Laws in connection with the Parent Share Issuance; provided that the Company shall be under no obligation to, and Parent and Sub shall not, have the Form S-4 declared effective under the Securities Act prior to the Solicitation Period End-Time. Each of Parent and the Company shall furnish all information as may be reasonably requested by the other in connection with any such action and the preparation, filing and distribution of the Form S-4 and the Joint Proxy Statement. As promptly as practicable after the Form S-4 shall have become effective, each of Parent and the Company shall use its reasonable best efforts to cause the Joint Proxy Statement to be mailed to its respective stockholders; provided that the Company shall be under no obligation to mail the Joint Proxy Statement to its stockholders prior to the Solicitation Period End-Time. No filing of, or amendment or supplement to, the Form S-4 will be made by Parent, and no filing of, or amendment or supplement to, the Joint Proxy Statement will made by Parent or the Company, in each case without providing the other party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Company or Parent, or any of their respective Affiliates, directors or officers, should be discovered by the Company or Parent which should be set forth in an amendment or supplement to either the Form S-4 or the Joint Proxy Statement, so that either such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of Parent and the Company. The parties shall notify each other promptly of the time when the Form S-4 has become effective, of the issuance of any stop order or suspension of the qualification of the Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between it or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger.

(b) The Company shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and subject to applicable Law, the Company Certificate of Incorporation, the Company Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Company Stockholders’ Meeting, and submit this Agreement to its stockholders for adoption, for the purpose of obtaining the Company Stockholder Approval; provided that the Company shall be under no obligation to establish a record date for, duly call, give notice of, convene or hold the Company Stockholders’ Meeting prior to the Solicitation Period End-Time. Subject to the ability of the Board of Directors of the Company to make an Adverse Recommendation Change pursuant to Section 4.02(e), the Company shall, (i) through its Board of Directors, recommend to its stockholders adoption of this Agreement and shall include such recommendation in the Joint Proxy Statement and (ii) use reasonable best efforts to obtain from its stockholders the Company Stockholder Approval in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement, the Company shall, to the extent permitted by the Company Certificate of Incorporation and the Company Bylaws and applicable Law, adjourn or postpone the Company Stockholders’ Meeting (i) after consultation with Parent, to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (ii) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting.

(c) Parent shall, as promptly as reasonably practicable following the effectiveness of the Form S-4 and subject to applicable Law, the Parent Certificate of Incorporation, the Parent Bylaws and the rules of New York Stock Exchange, establish a record date for, duly call, give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval. Parent shall, through its Board of Directors, recommend to its stockholders approval of the Parent Share Issuance and shall include such recommendation in the Joint Proxy Statement and use reasonable best efforts to obtain from its stockholders the Parent Stockholder Approval, and shall not (i) withdraw (or modify or qualify in a manner adverse to the Company), or publicly propose to withdraw (or modify or qualify in a manner adverse to the Company), such recommendation or (ii) make any other public statement in connection with the Parent Stockholders’ Meeting inconsistent with such recommendation (any action described in clauses (i) or (ii) being referred to herein as a “Parent Adverse Recommendation Change”). Notwithstanding the foregoing or anything else in this Agreement to the contrary, at any time prior to obtaining the Parent Stockholder Approval, and subject to compliance with the provisions of this Section 5.01(c), the Board of Directors of Parent may, if the Board of Directors of Parent determines in good faith (after consultation with the Company’s financial advisor and outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties to stockholders under applicable Law, make a Parent Adverse Recommendation Change in response to an Intervening Event. Notwithstanding anything to the contrary contained in this Agreement, Parent shall, to the extent permitted by the Parent Certificate of Incorporation and the Parent Bylaws and applicable Law, adjourn or postpone the Parent Stockholders’ Meeting (i) after consultation with the Company, to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the stockholders of Parent within a reasonable amount of time in advance of the Parent Stockholders’ Meeting or (ii) if as of the time for which the Parent Stockholders’ Meeting is originally scheduled (as set forth in the Joint Proxy Statement) there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Parent Stockholders’ Meeting.

(d) The parties shall use their reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same day at the same time.

(e) Unless this Agreement is validly terminated in accordance with Article VII, the Company shall submit this Agreement to its stockholders for adoption at the Company Stockholders’ Meeting even if the Board of Directors of the Company shall have effected an Adverse Recommendation Change.

(f) Notwithstanding anything to the contrary in this Agreement, (i) if Parent elects to pay all of the Merger Consideration in cash in accordance with Section 2.01(g), then Parent shall have no obligation to duly call, give notice of, convene and hold the Parent Stockholders’ Meeting and Parent and the Company shall take all actions reasonably necessary to convert the Form S-4 and Joint Proxy Statement to a proxy statement relating to the adoption by the stockholders of the Company of this Agreement and the provisions of this Agreement shall continue to apply mutatis mutandis and (ii) if Parent elects to pay a greater portion of the Merger Consideration in cash in accordance with Section 2.01(g) and as a result Parent and the Company each agree (as reflected in writing) that the Parent Stockholder Approval will thereafter not be required, then Parent shall have no obligation to duly call, give notice of, convene and hold the Parent Stockholders’ Meeting and Parent and the Company shall take all actions reasonably necessary to convert the Form S-4 and Joint Proxy Statement to a Form S-4 and proxy statement relating to the adoption by the stockholders of the Company of this Agreement and the provisions of this Agreement shall continue to apply mutatis mutandis; provided that if Parent and the Company agree not to hold the Parent Stockholders’ Meeting pursuant to this clause (ii), thereafter Parent and its Subsidiaries shall not purchase, redeem or otherwise acquire any shares of Parent Common Stock if, as a result of such purchases, redemptions and other acquisitions (individually or in the aggregate), the Parent Stockholder Approval would be required by applicable Law.

SECTION 5.02. Access to Information; Confidentiality. Each of the Company, Parent, Sub and their respective officers, employees, accountants, counsel, consultants, financial advisors and other Representatives and sources of Debt Financing and Equity Financing, shall afford to each other reasonable access during normal business hours during the period prior to the earlier of the Effective Time and the termination of this Agreement to all of its and its Subsidiaries’ properties, books and records and to those employees of the Company or Parent or their respective Subsidiaries, as applicable, to whom such persons reasonably request access, and, during such period, each of the Company and Parent shall furnish, as promptly as practicable to such persons all information concerning its and its Subsidiaries’ business, properties and personnel as such persons may reasonably request. Notwithstanding the foregoing, neither the Company nor Parent nor any of their respective Subsidiaries shall be required to provide access to or disclose information if the Company or Parent, as applicable, reasonably determines that such access or disclosure would jeopardize the attorney-client privilege of the Company, Parent or any of their respective Subsidiaries, as applicable, or contravene any Law to which the Company, Parent or any of their respective Subsidiaries, as applicable, is a party; provided that, in any such case, the Company or Parent, as applicable, shall provide such information in redacted form as necessary to preserve such privilege or comply with such Law or otherwise make appropriate substitute disclosure arrangements, to the extent possible. Except for disclosures expressly permitted by the terms of the confidentiality letter agreement dated as of April 4, 2013, between Parent and the Company (as such agreement may be amended from time to time, the “Confidentiality Agreement”), each of the Company and Parent shall hold, and shall cause their respective officers, employees, accountants, counsel, financial advisors and other Representatives to hold, all information received from the other party or its Representatives, directly or indirectly, in confidence in accordance with the Confidentiality Agreement. No information or knowledge obtained by any person in any investigation pursuant to this Section 5.02 shall affect or be deemed to modify any representation or warranty made by any party hereto.

SECTION 5.03. Reasonable Best Efforts. (a) Upon the terms and subject to the conditions set forth in this Agreement, each of the parties hereto agrees to use its reasonable best efforts to, and shall cause their respective Affiliates to use reasonable best efforts to, take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions, including using reasonable best efforts to accomplish the following: (i) the taking of all acts necessary to cause the conditions to Closing to be satisfied as promptly as practicable, (ii) the taking of all actions necessary to comply with all orders, decrees and requests imposed by Governmental Entities in connection with the Transactions, (iii) the obtaining of all necessary actions or nonactions, waivers, consents, authorizations, orders and approvals from Governmental Entities and the making of all necessary registrations, declarations and filings (including filings under the HSR Act) applicable to the Transactions and other registrations, declarations and filings with, or notices to, Governmental Entities, including the NYSDFS and, except to the extent that an applicable exemption applies, CDI, and those approvals set forth on Section 3.01(d) of the Company Disclosure Letter and 3.02(c) of the Parent Disclosure Letter, and the taking of all steps as may be necessary to obtain an approval or waiver from, or to avoid a claim, action, suit, proceeding or investigation by, any Governmental Entity, (iv) the obtaining of consents, approvals and waivers from third parties reasonably requested by Parent to be obtained in connection with the Transactions; provided, however, that in no event shall any of the parties hereto or any of their respective Affiliates be required to (and in no event shall the Company or any of its Subsidiaries, without Parent’s prior written approval) make any payment to such third parties or concede anything of value in any case prior to the Effective Time in order to obtain any such consent, approval or waiver from any such third parties, (v) the execution and delivery of any additional instruments necessary to consummate the Transactions and to fully carry out the purposes of this Agreement and (vi) as promptly as reasonably practicable following the receipt thereof, responding to any formal or informal request for additional information or documentary material received by the Company, Parent or any of their respective Affiliates from any Governmental Entity in connection with the Transactions. In connection with and without limiting the foregoing, each of Parent and the Company and their respective Boards of Directors shall (A) take all action necessary to ensure that no state takeover statute is or becomes applicable to this Agreement, the Merger or any of the other Merger Transactions and (B) if any state takeover statute becomes applicable to this Agreement, the Merger or any of the other Merger Transactions, take all action necessary to ensure that the Merger and the other Merger Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to minimize the effect of such statute or regulation on this Agreement, the Merger and the other Merger Transactions.

(b) In connection with and without limiting the foregoing, each of the parties hereto shall use its reasonable best efforts to resolve or eliminate such objections or impediments, if any, as may be asserted by a Governmental Entity or other Person with respect to the Merger Transactions. Notwithstanding the foregoing or any other provision of this Agreement, neither the Company nor any of its Subsidiaries shall, without Parent’s prior written consent, and neither Parent nor any of its Affiliates shall be required to, agree to divest, sell, dispose of, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or Parent’s, the Surviving Corporation’s or any of their Subsidiaries’ ability to retain any of the businesses or assets of Parent or any of its Subsidiaries that are material to Parent and its Subsidiaries, taken as whole, or any businesses or assets of the Company or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, result in a material adverse effect on the Company and its Subsidiaries, taken as a whole.

(c) Neither Parent nor the Company shall, nor shall it permit any of its Subsidiaries or Affiliates to, acquire or agree to acquire any business, person or division thereof, or otherwise acquire or agree to acquire any assets if the entering into of a definitive agreement relating to such acquisition or the consummation of such acquisition would reasonably be expected to result in (i) the failure to obtain or materially impair or delay the obtaining of the expiration or termination of the waiting period in respect of the Transactions under any applicable Law, (ii) the entry, the commencement of litigation seeking the entry, or failure to effect the dissolution, in each case, of any injunction, temporary restraining order or other order that would prevent or materially impair or delay the consummation of the Transactions or (iii) failure to obtain or materially impair or delay the obtaining of all waivers, authorizations, consents, orders and approvals of Governmental Entities necessary for the consummation of the Transactions.

(d) To the extent permitted by applicable Law, the Company and Parent shall keep each other reasonably apprised of the status of matters relating to the completion of the Merger and the other Transactions, including promptly furnishing the other with copies of notices or other substantive communications received by the Company or Parent, as the case may be, or any of their respective Subsidiaries, from any third party and/or Governmental Entity with respect to the consents or approvals referred to in Section 6.01(b) and, to the extent reasonably practicable, permit the other party to review in advance any proposed substantive written communication by such party to any Governmental Entity with respect to the consents or approvals referred to in Section 6.01(b) and consider in good faith the other party’s reasonable comments on any such proposed substantive written communications prior to their submission. Neither Parent nor the Company shall, and each shall cause its Affiliates not to, participate or agree to participate in any substantive meeting or communication with any Governmental Entity with respect to the consents or approvals referred to in Section 6.01(b), including on a “no names” or hypothetical basis, unless (to the extent practicable) it consults with the other parties hereto in advance and, to the extent practicable and permitted by such Governmental Entity, gives the other party the opportunity to jointly prepare for, attend and participate in such meeting or communication.

SECTION 5.04. Benefit Plans. (a) Following the Effective Time and until the later of the six month anniversary of the Closing Date and June 30, 2014, Parent shall provide, or shall cause the Surviving Corporation to provide, the individuals who are employed by the Company or any of its Subsidiaries immediately before the Effective Time (the “Company Employees”) and who continue employment during such time period with (i) annual base compensation and annual or quarterly (as applicable) cash incentive opportunities (as a percentage of base salary) that are no less favorable in the aggregate than the annual base compensation and cash incentive opportunities (excluding equity compensation arrangements and any defined benefit pension arrangements) provided to such Company Employees immediately prior to the Effective Time and (ii) employee benefits that are substantially comparable in the aggregate to the employee benefits provided to such Company Employees immediately prior to the Effective Time; provided, that neither Parent nor the Surviving Corporation nor any of their respective Affiliates shall have any obligation to issue, or to adopt any plans or arrangements providing for the issuance of, shares of capital stock or any other rights in respect of any shares of capital stock of any entity.

(b) Without limiting the generality of Section 5.04(a), from and after the Effective Time, Parent shall cause the Surviving Corporation and its Subsidiaries to honor all obligations under the Company Benefit Plans and Company Benefit Agreements, including all of the Company’s employment, severance, retention and termination plans, programs, policies and arrangements, in each case, in accordance with their terms as in effect immediately prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event). No provision of this Agreement shall be construed (i) as a guarantee of continued employment of any Company Employee, (ii) to prohibit Parent or the Surviving Corporation from having the right to terminate the employment of any Company Employee, (iii) to prevent the amendment, modification or termination of any Company Benefit Plan or Company Benefit Agreement after the Closing (in each case in accordance with the terms of the applicable Company Benefit Plan or Company Benefit Agreement) or (iv) as an amendment or modification of the terms of any Company Benefit Plan or Company Benefit Agreement.

(c) With respect to all plans maintained by Parent, the Surviving Corporation or their respective Subsidiaries (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits, and vesting (but excluding benefit accruals), each Company Employee’s service with the Company or any of its Subsidiaries (as well as service with any predecessor employer of the Company or any such Subsidiary, to the extent service with the predecessor employer is recognized by the Company or such Subsidiary) shall be treated as service with Parent, the Surviving Corporation or any of their respective Subsidiaries to the extent such service was recognized under the comparable Company Benefit Plan immediately prior to the Effective Time; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits for the same period of service.

(d) Without limiting the generality of Section 5.04(a), Parent shall cause to be waived any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Subsidiaries in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which they will be eligible to participate from and after the Effective Time.

(e) For the avoidance of doubt and notwithstanding anything to the contrary herein or in any Company Benefit Plan or Company Benefit Agreement, for purposes of any Company Benefit Plan or Company Benefit Agreement containing a definition of “change in control” or “change of control”, the Closing shall be deemed to constitute a “change in control” or “change of control” (except as would result in the imposition of “additional taxes” under Code Section 409A).

(f) The provisions of this Section 5.04 are solely for the benefit of the parties to this Agreement, and no other person (including any Company Employee or any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.04 shall create such rights in any such persons.

SECTION 5.05. Indemnification, Exculpation and Insurance. (a) All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any person who is or prior to the Effective Time becomes, or has been at any time prior to the date of this Agreement, a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company, any of its Subsidiaries or any of their respective predecessors as provided in the Company Certificate of Incorporation, the Company Bylaws, the organizational documents of any Subsidiary of the Company or any indemnification agreement set forth in Section 5.05(a) of the Company Disclosure Letter, between a director, officer, employee or agent (including as a fiduciary with respect to a Company Benefit Plan) of the Company or any of its Subsidiaries and the Company or any of its Subsidiaries (in each case, as in effect on the date hereof) shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such director, officer, employee or agent.

(b) Without limiting Section 5.05(a) or any rights of any director or officer of the Company or any of its Subsidiaries or any of their respective predecessors (each, an “Indemnified Party”) pursuant to any indemnification agreement, from and after the Effective Time, in the event of any threatened or actual claim, action, suit, proceeding or investigation (a “Claim”), whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to (i) the fact that the Indemnified Party is or was a director (including in a capacity as a member of any board committee) or officer of the Company, any of its Subsidiaries or any of their respective predecessors or (ii) this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, Parent and the Surviving Corporation shall, jointly and severally, indemnify and hold harmless, as and to the fullest extent permitted by Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Claim. None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Claim for which indemnification would reasonably be expected to be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent. Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder. Parent’s and the Surviving Corporation’s obligations under this Section 5.05(b) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Claim asserted or made within such period shall continue until the final disposition of such Claim.

(c) The Company may (or, at the request of Parent, shall use commercially reasonable efforts to) obtain, at or prior to the Effective Time, prepaid (or “tail”) directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time for six years from the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Parent, the Company may not expend therefor in excess of 250% of the amount (the “Annual Amount”) paid by the Company for coverage for the most recently completed 12-month period prior to the date of this Agreement (such amount, equal to 250% of the annual amount, the “D&O Tail Premium Cap”). In the event the Company does not obtain such “tail” insurance policies, then, for a period of six years from the Effective Time, Parent shall maintain in effect the Company’s current directors’ and officers’ liability insurance policies in respect of acts or omissions occurring at or prior to the Effective Time, covering each Indemnified Party on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that Parent may substitute therefor policies of a reputable and financially sound insurance company containing terms, including with respect to coverage and amounts, no less favorable to any Indemnified Party; provided further, however, that in satisfying their obligation under this Section 5.05(c), Parent shall not be obligated to pay for coverage for any 12-month period aggregate premiums for insurance in excess of the D&O Tail Premium Cap, it being understood and agreed that Parent shall nevertheless be obligated to provide such coverage as may be obtained for the Annual Amount.

(d) In the event that Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any person, or if Parent dissolves the Surviving Corporation, then, and in each such case, Parent shall cause proper provision to be made so that the applicable successors and assigns or transferees expressly assume the obligations set forth in this Section 5.05.

(e) The provisions of this Section 5.05 are intended to be for the benefit of, and will be enforceable by, each Indemnified Party, his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. The obligations of the Parent and the Surviving Corporation under this Section 5.05 will not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the written consent of such Indemnified Party.

SECTION 5.06. Fees and Expenses. (a) Except as provided in Section 5.06(b) and Section 5.09(b), all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Transactions are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 7.01(f); or

(ii) (A) after the date of this Agreement, a Takeover Proposal shall have been publicly made to the Company or shall have been made directly to the stockholders of the Company generally or shall have otherwise become publicly known, (B) thereafter, this Agreement is terminated (1) by Parent or the Company pursuant to Section 7.01(b)(iii), (2) by Parent pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date) or (3) by Parent pursuant to Section 7.01(c) and (C) within twelve months after such termination, the Company enters into a definitive agreement to consummate or consummates the transactions contemplated by any Takeover Proposal; or

(iii) this Agreement is terminated by Parent pursuant to Section 7.01(e);

(iv) then, in each case, the Company shall pay Parent or its designee(s) an aggregate fee equal to the Company Termination Fee by wire transfer of same-day funds (1) in the case of a payment required by clause (i) or (iii) above, on the date of termination of this Agreement and (2) in the case of a payment required by clause (ii) above, on the earlier of the date of entry into a definitive agreement or the date of consummation referred to in clause (ii)(C), it being understood that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion. For purposes of this Section 5.06(b), the term “Takeover Proposal” shall have the meaning assigned to such term in Section 4.02(a), except that all references to 15% therein shall be deemed to be references to 50%.

(c) If this Agreement is terminated by the Company pursuant to Section 7.01(g), then Parent shall pay to the Company an aggregate fee equal to the Parent Termination Fee by wire transfer of same-day funds, on the date of termination of this Agreement.

(d) If this Agreement is terminated by either Parent or the Company pursuant to Section 7.01(b)(i) (but only if the Company Stockholders’ Meeting has not been held by the Outside Date) or by Parent pursuant to Section 7.01(c) and at such time Parent is not in material breach of this Agreement and Parent is not entitled to receive payment of the Company Termination Fee, then the Company shall pay to Parent (or its designee(s)) an amount equal to the sum of the reasonable and documented out-of-pocket fees and expenses incurred by Parent, Sub and their respective Affiliates in connection with this Agreement and the transactions contemplated by this Agreement (including any fees and expenses related to the Financing) by wire transfer of same-day funds within two business days after written request by Parent; provided that the payment by the Company of such expenses shall not relieve the Company of the obligation, if any, subsequently to pay the Company Termination Fee; provided, further, that if the Company Termination Fee becomes payable by the Company, the amount thereof shall be reduced by the amount of any of Parent’s and Sub’s expenses previously reimbursed by the Company pursuant to this Section 5.06(d).

(e) Each of the parties hereto acknowledges and agrees that the agreements contained in Section 5.06 are an integral part of the Transactions, and that, without these agreements, the other parties hereto would not have entered into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to Section 5.06, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a suit that results in a judgment against the other party for the payment set forth in Section 5.06, such paying party shall pay to the other party or parties, as applicable, its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of such amount from the date such payment was required to be made until the date of payment at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made.

SECTION 5.07. Public Announcements. The parties agree that the initial press release to be issued with respect to the Transactions shall be in the form heretofore agreed to by the parties. From the date of such announcement through the Closing Date, and so long as this Agreement is in effect, none of the Company, Parent or Sub shall issue or cause the publication of any public press release or other public announcement concerning the Transactions without the prior consultation and consent of the other parties hereto (which consent shall not be unreasonably withheld or delayed), except as may be required by applicable Law, court process or the rules and regulations of any national securities exchange or national securities quotation system and except for any matters referred to in Section 4.02.

SECTION 5.08. Stockholder Litigation. The Company shall give Parent the opportunity to participate in the defense or settlement of any stockholder litigation against the Company and/or its directors or officers relating to the Transactions, and no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld or delayed). Parent shall give the Company the opportunity to participate in the defense or settlement of any stockholder litigation against Parent and/or its directors or officers relating to the Transactions, and no such settlement shall be agreed to without the Company’s prior written consent (such consent not to be unreasonably withheld or delayed).

SECTION 5.09. Financing. (a) (i) Each of Parent and Sub shall use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable, to consummate and obtain the Financing as promptly as reasonably practicable on the terms and subject only to the conditions (including the flex provisions) contained in the Financing Commitments, including using its reasonable best efforts to (A) negotiate and enter into definitive agreements with respect to the Debt Financing on the terms and subject only to the conditions (including the flex provisions) contained in the Debt Financing Commitments, (B) satisfy (or obtain the waiver of), and cause its Affiliates to satisfy (or obtain the waiver of), on a timely basis all conditions, and comply with all obligations applicable to Parent or Sub, contained in the

Financing Commitments or the definitive agreements related to the Debt Financing Commitments, (C) enforce its rights under the Debt Financing Commitments at or prior to the Closing or (D) subject to Section 5.09(a)(ii) below, maintain in effect the Financing Commitments in accordance with the terms and provisions set forth in the Financing Commitments. Each of Parent and Sub shall, and shall cause its Affiliates to, refrain from taking, directly or indirectly, any action that would reasonably be expected to result in the failure of any of the conditions contained in the Financing Commitments or in any definitive agreement related to the Debt Financing. For the avoidance of doubt and notwithstanding anything to the contrary in this Section 5.09, Parent acknowledges and agrees that its obligation to consummate the Transactions on the terms and subject to the conditions set forth herein are not conditioned upon the availability or consummation of the Financing, the availability of any replacement commitments or receipt of the proceeds therefrom.

(ii) Neither Parent nor Sub shall agree to or permit any amendment, supplement or other modification of, or waive any of its rights under, or implement any alternative financing that has the effect of reducing the amount of, any Financing Commitments or the definitive agreements relating to the Debt Financing without the Company’s prior written consent that (A) contains additional or adversely modified conditions or other contingencies to the availability of the Financing relative to those contained in the Financing Commitments as of the date of this Agreement (or solely with respect to any revolving commitments, any additional or adversely modified conditions or other contingencies to the availability of the Financing on the Closing Date than those contained in the Existing Facility as of the date of this Agreement or the Initial Financing Commitments as of the date of this Agreement), (B) would otherwise reasonably be expected to prevent or materially impair or delay the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or the Closing, (C) adversely impacts the ability of Parent or Sub to enforce its rights against the other parties to the Financing Commitments or the definitive agreements related to the Debt Financing or (D) reduces the aggregate amount of the Equity Financing set forth in the Equity Financing Commitments or the aggregate amount of the Debt Financing set forth in the Debt Financing Commitments, in each case as of the date of this Agreement (including by changing the amount of fees to be paid or original issue discount, except as expressly contemplated in connection with the flex provisions), unless, in the case of this clause (D), replaced with an amount of new equity or debt financing on conditions no less favorable to the Company than the terms set forth in the Financing Commitments as of the date of this Agreement (or solely with respect to any revolving commitments, any additional or adversely modified conditions or other contingencies to the availability of the Financing on the Closing Date than those contained in the Existing Facility as of the date of this Agreement or the Initial Financing Commitments as of the date of this Agreement) (it being understood that, subject to the requirements of this clause (ii), such amendment, supplement or other modification of the Debt Financing Commitments may provide for the assignment of a portion of the Debt Financing Commitments to additional agents, financing sources or arrangers and grant such persons approval rights with respect to certain matters as are customarily granted to additional agents or arrangers). Parent shall (1) promptly deliver to the Company copies of any amendment, modification or waiver to or under any Financing Commitment or the definitive agreements relating to the Debt Financing and (2) prior to entering into any replacement commitments with respect to the Replacement Revolving Facility in the form of other revolving commitments, deliver to the Company true and complete copies of, and consult with the Company with respect to, all Contracts or other arrangements (including Redacted Fee Letters) related to replacement of the commitments with respect to the Replacement Revolving Facility, in each case which may be redacted in a manner reasonably satisfactory to the applicable Financing Source; provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such Financing Source. In the event that Parent obtains Additional Financing Commitments, this Section 5.09(a)(ii) shall be deemed to apply to such Additional Financing Commitments and the Additional Financing; provided that with respect to the Additional Financing Commitments and the Additional Financing, references to the “date of this Agreement” or the “date hereof” shall be deemed to be references to the “date of the Adjustment Notice”. For purposes of this Agreement, “Existing Facility” means Parent’s unsecured revolving credit facility pursuant to that certain Second Amended and Restated Credit Agreement, dated as of April 16, 2012 (as amended, restated, amended and restated, supplemented or otherwise modified on or prior to the date hereof), among Parent, the lenders from time to time party thereto, Bank of America, N.A., as administrative agent, and the other agents party thereto.

(iii) Parent shall keep the Company informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies (including drafts) of the material definitive documents for the Debt Financing. Parent and Sub shall give the Company prompt written notice (A) of any actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments or definitive documents related to the Debt Financing of which Parent or Sub becomes aware, (B) of the receipt of any written notice or other written communication from any source of the Financing with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Commitments or any definitive document related to the Debt Financing of any provisions of the Financing Commitments or any definitive document related to the Debt Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Commitments or any definitive document related to the Debt Financing and (C) of the occurrence of an event or development that could reasonably be expected to adversely impact the ability of Parent or Sub to obtain all or any portion of the Financing contemplated by the Financing Commitments on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments or the definitive documents related to the Debt Financing (or if at any time for any other reason Parent or Sub believes that it will not be able to obtain all or any portion of the Financing contemplated by the Financing Commitments on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Commitments or the definitive documents related to the Debt Financing). As soon as reasonably practicable, Parent and Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in the immediately preceding sentence. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contained in the Debt Financing Commitments, Parent and Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof, and negotiate and enter into definitive agreements with respect to, alternative financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions (including the flex provisions) not materially less favorable to Parent and Sub (or their respective Affiliates) with respect to conditionality than the terms and conditions set forth in the Debt Financing Commitments, as promptly as practicable following the occurrence of such event but no later than the business day immediately prior to the Closing Date; provided that such replacement commitments shall not (A) be subject to any additional or modified conditions or other contingencies to the funding of the Debt Financing than those contained in the Debt Financing Commitments as of the date of this Agreement (or solely with respect to any replacement of the commitments with respect to the Replacement Revolving Facility in the form of other revolving commitments, any additional or modified conditions or other contingencies to the funding of such financing than those contained in the Existing Facility as of the date of this Agreement or the Initial Financing Commitments as of the date of this Agreement) or (B) otherwise reasonably be expected to prevent or materially impair or delay the availability of the Debt Financing. Parent shall deliver to the Company true and complete copies of (and in the case of any replacement of the commitments with respect to the Replacement Revolving Facility in the form of other revolving commitments consult with the Company with respect to) all Contracts or other arrangements (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing. For purposes of this Section 5.09, references to the “Financing” shall include the financing contemplated by the Financing Commitments as permitted to be amended, modified or replaced by this Section 5.09 and references to the “Debt Financing Commitments” shall include such documents as permitted to be amended, modified or replaced by this Section 5.09.

(b) Prior to the Closing Date, the Company shall provide, and cause its Subsidiaries to provide, and shall request that its Representatives provide, to Parent and Sub such cooperation as is reasonably requested by Parent in connection with the arrangement of the Debt Financing (or any permitted replacement, amended, modified or alternative financing), including using its reasonable best efforts to (i) furnish Parent and Sub and their Debt Financing Sources with such financial and other information relating to the Company and its Subsidiaries as

Parent shall reasonably request in order to consummate the Debt Financing, including all information, financial statements and financial data (including such information, financial statements and financial data of the Surviving Corporation and its Subsidiaries on a pro forma basis after giving effect to the Transactions) set forth in clause (iv) of Exhibit D of the Debt Financing Commitment, in each case in advance of the Marketing Period, (ii) prior to and during the Marketing Period, participate in a reasonable number of requested meetings (including customary one-on-one meetings that are requested in advance with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and the Company’s senior management and Representatives), presentations, roadshows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, (iii) in advance of the Marketing Period, assist with the preparation of customary materials for rating agency presentations, offering documents, public and private bank information memoranda and similar documents reasonably required in connection with the Debt Financing, (iv) cause its independent accountants to provide reasonable assistance to Parent consistent with their customary practice (including to provide and consent to the use of their audit reports relating to the Company (including, for the avoidance of doubt, the audit reports of the consolidated financial statements of the Company and its Subsidiaries), and any necessary “comfort letters”, in each case, on customary terms and consistent with their customary practice in connection with the Debt Financing), (v) take all corporate actions, subject to the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing, (vi) execute and deliver customary closing certificates and documents as may be reasonably requested by Parent, (vii) facilitate the execution and delivery at the Closing of definitive documents (including loan agreements, customary guarantee and collateral documentation (if applicable) and other applicable loan documents) related to the Debt Financing on the terms contemplated by the Debt Financing Commitment, (viii) cooperate reasonably with the Debt Financing Sources’ due diligence, to the extent customary and reasonable, (ix) arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Financing Commitment to be paid off, discharged and terminated on the Closing Date, (x) to the extent the statements therein are accurate, obtain a certificate from a senior financial officer of the Company with respect to solvency matters, (xi) providing authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders containing a representation to the Debt Financing Sources that the information provided by the Company for inclusion in the public side versions of such documents, if any, does not include material non-public information about the Company or its Subsidiaries or securities, and (xii) as long as such information is requested by the Debt Financing Sources at least ten (10) business days prior to the Closing Date, provide to the Debt Financing Sources, at least five (5) business days prior to the Closing Date, all documentation and other information required by regulatory authorities with respect to the Company under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the USA PATRIOT Act of 2001, as amended. In no event shall the Company or any of its Subsidiaries be required to (x) bear any cost or expense, pay any fee, enter into any definitive agreement or incur any other liability in connection with the Financing prior to the Effective Time or (y) commit to take any action pursuant to this paragraph that is not contingent upon the Closing. The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that, such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the Financing, including the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.09, and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing and any information used in connection therewith, except with respect to any historical information provided by the Company or any of its Subsidiaries.

(c) Parent and Sub shall keep the Company informed on a timely basis in reasonable detail of any material developments relating to the Equity Financing.

SECTION 5.10. Rule 16b-3. Prior to the Effective Time, each of Parent and the Company shall take such steps as may be reasonably necessary or advisable to cause dispositions of Company equity securities (including derivative securities) or acquisitions of Parent Common Stock (including derivative securities with respect to Parent Common Stock) pursuant to the Transactions by each individual who is a director or officer of the Company subject to Section 16 of the Exchange Act to be exempt under Rule 16b-3 promulgated under the Exchange Act.

SECTION 5.11. [Reserved].

SECTION 5.12. Parent Vote. (a) Parent shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any Company Common Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted or to provide a consent, in favor of the adoption of this Agreement at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of the Company by consent in lieu of a meeting).

(b) Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Sub, a written consent adopting the Agreement.

SECTION 5.13. Sub and Surviving Corporation Compliance. Parent shall cause Sub or the Surviving Corporation, as applicable, to comply with all of its respective obligations under this Agreement and Sub shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

SECTION 5.14. Stock Exchange De-listing. Each of the parties agrees to take, or cause to be taken, all actions reasonably necessary prior to the Effective Time to cause the Company’s securities to be de-listed from the New York Stock Exchange and de-registered under the Exchange Act as soon as reasonably practicable following the Effective Time.

SECTION 5.15. Consent Order. If any Governmental Entity requires Parent to acknowledge and confirm (whether in writing or otherwise) that Parent, the Surviving Corporation or any of their respective Subsidiaries, as applicable, will comply with any and all requirements and obligations of (i) the Consent Order, (ii) any mandated standards or requirements resulting from any study, review or assessment required by the Consent Order, (iii) any remedial action or other obligations resulting from actions taken pursuant to the terms of the Consent Order from and after the Closing Date or (iv) any settlement or resolution (or any remedial action related to any such settlement or resolution) of any pending litigation, regulatory or enforcement proceeding, investigations or similar matters with a Governmental Entity, Parent agrees to provide such acknowledgement and confirmation.

SECTION 5.16. Stock Exchange Listing. To the extent any shares of Parent Common Stock will be issued in connection with the Merger, Parent shall use its reasonable best efforts to cause such shares of Parent Common Stock to be listed on the New York Stock Exchange, subject to official notice of issuance, prior to the Effective Time.

SECTION 5.17. Cooperation with Change of Control Offer. The Company shall provide, and cause its Subsidiaries to provide, and shall request that its Representatives provide, to Parent and Sub such cooperation as is reasonably requested by Parent in connection with any change of control offer required to be made pursuant to the terms of the Company’s 5.75% Senior Notes due 2023 (a “Change of Control Offer”), consistent with Section 5.09(b), including commencing the Change of Control Offer in advance of the Closing; provided that any Change of Control Offer shall be conditioned on the Closing and shall not require any obligation by the Company or any of its Subsidiaries to make any payments prior to the Closing. Parent and Sub acknowledge and agree that the completion of the Change of Control Offer is not a condition to Closing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries and their respective Representatives in connection with the cooperation of the Company and its Subsidiaries and Representatives contemplated by this Section 5.17.

ARTICLE VI

Conditions Precedent

SECTION 6.01. Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Stockholder Approvals. Each of the Company Stockholder Approval and the Parent Stockholder Approval (to the extent the Parent Stockholder Approval is required by applicable Law) shall have been obtained.

(b) Regulatory Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act (or any extension thereof) shall have expired or early termination thereof shall have been granted and the Company and Parent shall have received any applicable consents or approvals (i) from the NYSDFS, (ii) set forth on Section 6.01(b) of the Parent Disclosure Letter and (iii) except to the extent that an applicable exemption applies, CDI.

(c) No Injunctions or Restraints. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law, injunction, order or other judgment, in each case whether temporary, preliminary or permanent (collectively, “Restraints”), that is in effect and restrains, enjoins or otherwise prohibits the consummation of the Transactions.

(d) Form S-4. To the extent any shares of Parent Common Stock will be issued in the Merger, the Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

(e) Stock Exchange Listing. To the extent any shares of Parent Common Stock will be issued in the Merger, such shares of Parent Common Stock shall have been approved for listing on the New York Stock Exchange, subject to official notice of issuance.

SECTION 6.02. Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger are further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.01(a) (Organization, Standing and Corporate Power), Section 3.01(c) (Capital Structure), Section 3.01(d)(i) (Authority; Noncontravention), Section 3.01(s) (State Takeover Statutes) and Section 3.01(t) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (ii) each of the other representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

(b) Performance of Obligations of the Company. The Company shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and Parent shall have received a certificate signed on behalf of the Company by the chief financial officer of the Company to such effect.

SECTION 6.03. Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is further subject to the satisfaction or (to the extent permitted by Law) waiver at or prior to the Effective Time of the following conditions:

(a) Representations and Warranties. The representations and warranties of Parent and Sub set forth in Section 3.02(a) (Organization, Standing and Corporate Power), Section 3.02(b) (Capital Structure), Section 3.02(c)(i) (Authority; Noncontravention), Section 3.02(m) (State Takeover Statutes) and Section 3.02(n) (Brokers and Other Advisors) of this Agreement shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct in all material respects as of such earlier date) and (ii) each of the other representations and warranties of Parent and Sub set forth in this Agreement shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” and words of similar import set forth therein) as of the date of this Agreement and as of the Closing Date as though made on such date (except to the extent any of such representations and warranties speak as of an earlier date, in which case such representations and warranties shall be true and correct as of such earlier date), except, solely in the case of this clause (ii), where the failure of such representations and warranties to be so true and correct would not, individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect. The Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

(b) Performance of Obligations of Parent and Sub. Each of Parent and Sub shall have, in all material respects, performed or complied with all obligations required to be performed or complied with by it under this Agreement by the time of the Closing, and the Company shall have received a certificate signed on behalf of Parent by an executive officer thereof to such effect.

SECTION 6.04. Frustration of Closing Conditions. None of the Company, Parent or Sub may rely on the failure of any condition set forth in Section 6.01, 6.02 or 6.03, as the case may be, to be satisfied if such failure was caused by such party’s (or (a) in the case of Parent, Sub’s, and (b) in the case of Sub, Parent’s) failure to perform any of its obligations under this Agreement.

ARTICLE VII

Termination, Amendment and Waiver

SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval, by delivery of written notice to the other parties hereto under the following circumstances:

(a) by mutual written consent of Parent and the Company;

(b) by either of Parent or the Company:

(i) if the Merger shall not have been consummated on or before March 31, 2014 (the “Outside Date”); provided that, in the event that the Marketing Period has commenced, but Closing has not yet occurred, then the Outside Date shall automatically be extended to the date that is five business days following the then-scheduled end date of the Marketing Period; provided further, however, that the right to terminate this Agreement under this Section 7.01(b)(i) shall not be available to any party if the failure of such party (and in the case of Parent, Sub) to perform any of its obligations under this Agreement has been a principal cause of or resulted in the failure of the Merger to be consummated on or before such date;

(ii) if any Restraint having any of the effects set forth in Section 6.01(c) shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.01(b)(ii) shall have provided the other parties with three business days prior written notice of its intent to terminate this Agreement pursuant to this Section 7.01(b)(ii);

(iii) if the Company Stockholder Approval shall not have been obtained at the Company Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder; or

(iv) if the Parent Stockholder Approval (to the extent the Parent Stockholder Approval is required by applicable Law) shall not have been obtained at the Parent Stockholders’ Meeting duly convened therefor or at any adjournment or postponement thereof permitted hereunder;

(c) by Parent, if the Company shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.02(a) or 6.02(b) and (ii) is incapable of being cured prior to the Outside Date; provided that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.01(c) if either Parent or Sub is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(d) by the Company, if Parent or Sub shall have breached any of its representations or warranties or failed to perform any of its covenants or agreements set forth in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 6.03(a) or 6.03(b) and (ii) is incapable of being cured prior to the Outside Date; provided, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.01(d) if the Company is then in material breach of any of its representations, warranties, covenants or agreements hereunder;

(e) by Parent, in the event that (i) the Board of Directors of the Company shall have failed to include its recommendation to the stockholders of the Company for the adoption of this Agreement in the Joint Proxy Statement or an Adverse Recommendation Change shall have occurred or (ii) the Company shall have materially breached its obligations under Section 5.01 by failing to hold the Company Stockholders’ Meeting in accordance with Section 5.01;

(f) by the Company, in accordance with Section 4.02(e);

(g) to the extent the Parent Stockholder Approval is required by applicable Law, by the Company, in the event that (i) the Board of Directors of Parent shall have failed to include its recommendation to the stockholders of Parent for the approval of the Parent Share Issuance in the Joint Proxy Statement or a Parent Adverse Recommendation Change shall have occurred or (ii) Parent shall have materially breached its obligations under Section 5.01 by failing to hold the Parent Stockholders’ Meeting in accordance with Section 5.01; or

(h) by the Company if (i) all of the closing conditions set forth in Section 6.01 and Section 6.02 have been satisfied or waived (and, in the case of those conditions that by their terms are to be satisfied at the Closing, such conditions would be satisfied if the Closing were to occur) and (ii) the Average Parent Stock Price is less than $20.000.

SECTION 7.02. Effect of Termination.

(a) In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Parent, Sub or the Company, other than the provisions of the last sentence of Section 5.02, Section 5.06, the indemnification and reimbursement obligations pursuant to Section 5.09(b), this Section 7.02 and Article VIII, which provisions shall survive such termination; provided, however that nothing herein shall relieve the Company, Parent or Sub from liability for any willful and material breach of any of its representations, warranties, covenants or agreements set forth in this Agreement, and the aggrieved party will be entitled to all rights and remedies available at law or in equity, including (a) in the case of a breach by Parent or Sub, liability to the Company for damages, determined taking into account all relevant factors, including, without duplication, the loss of the benefit of the Merger to the Company and the lost stockholder premium and any benefit to Parent or its stockholders arising from such breach, and (b) in the case of a breach by the Company, liability to Parent for damages determined taking into account all relevant factors, including the loss of the benefit of the Merger to Parent and any benefit to the Company or its stockholders arising from such breach, and provided further, that the Confidentiality Agreement shall survive such termination, each in accordance with its terms.

(b) Notwithstanding anything to the contrary in this Agreement, if the Company fails to effect the Closing when required by Section 1.02 for any reason or otherwise breaches this Agreement or fails to perform hereunder, then, (i) except for an injunction, order of specific performance and/or other equitable remedy as and only to the extent expressly permitted by Section 8.10 and except in the case of fraud, Parent and Sub’s and their respective Affiliates’ sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against the Company and any of its former, current and future direct or indirect equity holders, controlling persons, stockholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners, Financing Sources or assignees (each, with respect to any person, a “Related Party”) or any Related Party of a Related Party of the Company for any breach, loss or damage shall be to terminate this Agreement if permitted pursuant to Section 7.01 and receive payment, if and to the extent provided in Section 5.06(b) or 5.06(d), provided that in no event shall the Company be subject to monetary damages in excess of the applicable amount of such required payment, and (ii) none of the Related Parties of the Company or any Related Party of a Related Party of the Company will have any liability to any Person, including Parent, Sub or any of their respective Affiliates, relating to or arising out of this Agreement, the Financing Commitments or in respect of any other document or theory of law or equity or in respect of any oral representations made or alleged to be made in connection herewith or therewith, whether at law or equity in contract, in tort or otherwise. For the avoidance of doubt, Parent and Sub may pursue both a grant of specific performance in accordance with Section 8.10 and the payment provided under Section 5.06(b) and/or 5.06(d); provided, however, that under no circumstance shall Parent or Sub be entitled to receive both a grant of specific performance under Section 8.10 and either such payment.

SECTION 7.03. Amendment. This Agreement may be amended by the parties hereto at any time before or after receipt of the Company Stockholder Approval and/or the Parent Stockholder Approval; provided, however, that after such approval has been obtained, there shall be made no amendment that by Law requires further approval by the stockholders of the Company or further approval by the stockholders of Parent, as applicable, without such approval having been obtained. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

SECTION 7.04. Extension; Waiver. At any time prior to the Effective Time, the Parent, Sub and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other parties, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (c) subject to the proviso to the first sentence of Section 7.03 and to the extent permitted by Law, waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

General Provisions

SECTION 8.01. Nonsurvival of Representations and Warranties. None of the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 8.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

SECTION 8.02. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be deemed given if delivered personally, faxed (with confirmation), or sent by overnight courier (providing proof of delivery) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

if to Parent or Sub, to:

Fidelity National Financial, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

Fax No.: 904-633-3055

Attention: Chief Legal Officer

with a copy to (which shall not constitute notice):

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

Fax No.: (212) 310-8007

Attention: Michael J. Aiello, Esq.

if to the Company, to:

Lender Processing Services, Inc.

601 Riverside Avenue, 1st Floor

Jacksonville, FL 32204

Fax No.: (904) 357-1036

Attention: General Counsel

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Fax No.: (212) 474-3700

Attention: Robert I. Townsend, III, Esq.

Damien R. Zoubek, Esq.

SECTION 8.03. Definitions. For purposes of this Agreement:

(a) “Acceptable Confidentiality Agreement” means a customary confidentiality agreement containing confidentiality provisions no less favorable to the Company, in the aggregate, than those set forth in the Confidentiality Agreement, except that such confidentiality agreement need not contain any explicit or implicit standstill provision and will permit the sharing of information by the Company to Parent in accordance with Section 4.02 of this Agreement;

(b) “Adjustment Determination Date” means the date that is three trading days prior to the anticipated effective date of the Form S-4;

(c) an “Affiliate” of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(d) “Average Parent Stock Price” means the average of the volume weighted averages of the trading prices of Parent Common Stock on the New York Stock Exchange (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the parties) on each of the ten consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the Effective Time.

(e) “business day” means any day on which banks are not required or authorized to be closed in the City of New York;

(f) “Ceiling Price” means $26.763.

(g) “Commonly Controlled Entity” means any person or entity that, together with the Company or any Subsidiary of the Company, is treated as a single employer under Section 414 of the Code;

(h) “Company Benefit Agreement” means any employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination, loan, collective bargaining or other Contract between the Company or any of its Subsidiaries, on the one hand, and any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries, on the other hand, other than, in each case, a Company Benefit Plan;

(i) “Company Benefit Plan” means any (i) pension plan (as defined in Section 3(2) of ERISA) or post-retirement or employment health or medical plan, program, policy or arrangement, (ii) bonus, incentive or deferred compensation or equity or equity-based compensation plan, program, policy or arrangement, (iii) severance, change in control, retention or termination plan, program, policy or arrangement or (iv) other compensation or benefit plan, program, policy or arrangement, whether or not subject to ERISA (including any funding mechanism therefor now in effect or required in the future as a result of the Transactions or otherwise), in each case, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company, any of its Subsidiaries or any other Commonly Controlled Entity (A) for the benefit of any current or former director, officer, employee or independent contractor of the Company or any of its Subsidiaries or (B) under which the Company or any Commonly Controlled Entity had or have any present or future liability, other than any (x) Company Benefit Agreement, (y) “multiemployer plan” (within the meaning of Section 3(37) of ERISA) or (z) plan, program, policy or arrangement mandated by applicable Laws;

(j) “Company Disclosure Letter” means the letter dated as of the date of this Agreement delivered by the Company to Parent and Sub;

(k) “Company Performance-Based Retention Incentive Award” means a cash-based incentive award granted under the Company Stock Plans that is not denominated in Company Common Stock.

(l) “Company Termination Fee” means $74,000,000 except in the event the Company Termination Fee becomes payable in connection with a transaction with an Excluded Party with respect to which a definitive agreement in respect of a Superior Proposal has been entered into prior to or within ten business days following the Solicitation Period End-Time, in which case “Company Termination Fee” shall mean $37,000,000;

(m) “Consent Order” means the consent order, dated April 13, 2011 by and among the Board of Governors of the Federal Reserve System, the Federal Deposit Insurance Corporation, the Office of the Comptroller of the Currency, the Office of Thrift Supervision, the Company, LPS Default Solutions, Inc. and DocX, LLC;

(n) “Debt Financing” means the Initial Debt Financing and any portion of the Additional Financing, if any, which consists of debt financing;

(o) “Debt Financing Commitments” means the Initial Debt Financing Commitment and any portion of the Additional Financing Commitment, if any, which consists of debt financing;

(p) “Debt Financing Sources” means any person (other than Parent or any of its Affiliates) that have committed to provide or otherwise entered into agreements in connection with the Debt Financing, including the parties to the Debt Financing Commitments, each together with their respective Affiliates and permitted successors and assigns;

(q) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended;

(r) “Equity Financing” means the Initial Equity Financing and any portion of the Additional Financing, if any, which consists of equity financing;

(s) “Equity Financing Commitments” means the Initial Equity Financing Commitment and any portion of the Additional Financing Commitment, if any, which consists of equity financing;

(t) “Financing” means the Initial Financing and the Additional Financing, if any;

(u) “Financing Commitments” means the Initial Financing Commitments and the Additional Financing Commitments, if any;

(v) “Financing Sources” means any person (other than Parent or any of its Affiliates) that have committed to provide or otherwise entered into agreements in connection with the Financing, including the parties to the Financing Commitments, each together with their respective Affiliates and permitted successors and assigns;

(w) “Floor Price” means $24.215;

(x) “Initial Exchange Ratio” means 0.65224;

(y) “Initial Stock Floor Value” means $15.794;

(z) “Initial Stock Value” means $16.625;

(aa) “Knowledge” means (i) with respect to the Company, the actual knowledge, of any of the persons set forth in Section 8.03(aa) of the Company Disclosure Letter and (ii) with respect to Parent or Sub, the actual knowledge of any of the officers of Parent or Sub;

(bb) “Lower Floor Price” means $20.000;

(cc) “Marketing Period” means the first period of fifteen (15) consecutive business days commencing after the earlier of (i) the satisfaction or (to the extent permitted by Law) waiver of the conditions set forth in Article VI (other than Section 6.01(a) (so long as the Joint Proxy Statement has then been mailed to the Company’s stockholders) and those conditions that by their terms are to be satisfied at the Closing) , and (ii) solely for purposes of Sections 1.02 and 7.01, any day specified by Parent to the Company;

(dd) “Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, (1) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstances or state of facts relating to (i) the economy in general (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ii) the economic, business, industry or financial environment generally affecting the industry in which the Company operates, including the effects of the general economic environment and the state of the housing, mortgage and mortgage servicing markets (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in the Company’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from (A) the Consent Order or (B) any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in the Company Filed SEC Documents or Section 3.01(h) of the Company Disclosure Letter (or any such similar matter that may be brought thereafter based on substantially similar circumstances), in either case including the outcome or settlement of any of the foregoing (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on the Company and its Subsidiaries relative to other companies in the same industry as the Company), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided that this clause (ix) shall not apply to Section 3.01(d)(ii)) or (x) actions (or omissions) of the Company and its Subsidiaries taken (or not taken) with the consent of Parent or as required to comply with the terms of this Agreement or (2) that prevents or materially impairs or delays the ability of the Company to consummate the Merger or the other Transactions;

(ee) “Merger Transactions” means, collectively, the transactions contemplated by this Agreement, including the Merger, but excluding the Financing;

(ff) “New Stock Floor Value” means an amount (rounded to the nearest thousandth of a dollar) equal to the product of (a) (i) the Initial Stock Value minus (ii) the Increased Cash Consideration multiplied by (b) 0.95.

(gg) “Parent Disclosure Letter” means the letter dated as of the date of this Agreement delivered by Parent to the Company;

(hh) “Parent Material Adverse Effect” means any change, effect, event, occurrence, circumstance or state of facts that, individually or in the aggregate with all other changes, effects, events, occurrences, circumstances and states of fact, (1) is or would reasonably be expected to be materially adverse to the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole, other than any change, effect, event, occurrence, circumstances or state of facts relating to (i) the economy in general (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ii) the economic, business, industry or financial environment generally affecting the industry in which Parent operates, including the effects of the general economic environment and the state of the housing, mortgage and mortgage servicing markets (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (iii) the securities, credit, financial or other capital markets generally in the United States or elsewhere in the world, including changes in interest rates, (iv) any change in Parent’s stock price or trading volume or any failure, in and of itself, to meet internal or published projections, forecasts or estimates in respect of revenues, earnings, cash flow or other financial or operating metrics for any period (provided that the facts or causes underlying or contributing to such change or failure may be considered in determining whether a Parent Material Adverse Effect has occurred unless otherwise excluded pursuant to any of the other clauses of this definition), (v) changes following the date hereof in Law, legislative or political conditions or policy or practices of any Governmental Entity (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (vi) changes following the date of hereof in applicable accounting regulations or principles or interpretations thereof, (vii) any effects arising from any pending litigation, regulatory or enforcement proceeding, investigations or similar matters disclosed in the Parent Filed SEC Documents or Section 3.02(j) of the Parent Disclosure Letter (or any such similar matter that may be brought thereafter based on substantially similar circumstances), in either case including the outcome or settlement of any of the foregoing (including judgments, orders, rulings, injunctions, monetary penalties, remedial action or any other action of any Governmental Entity arising from any of the foregoing or the allegations contained in any of the foregoing), (viii) an act of terrorism or an outbreak or escalation of hostilities or war (whether declared or not declared) or any natural disasters or any national or international calamity or crisis (to the extent they have not had, or would not reasonably be expected to have, a disproportionate effect on Parent and its Subsidiaries relative to other companies in the same industry as Parent), (ix) the announcement or pendency of this Agreement or the Transactions or the consummation of the Transactions (including any loss of customers, suppliers, employees or other commercial relationships or any action taken or requirements imposed by any Governmental Entity in connection with the Transactions) (provided that this clause (viii) shall not apply to Section 3.02(c)(ii)) or (x) actions (or omissions) of Parent and its Subsidiaries taken (or not taken) with the consent of the Company or as required to comply with the terms of this Agreement or (2) that prevents or materially impairs or delays the ability of Parent to consummate the Merger or the other Transactions;

(ii) “Parent Termination Fee” means $74,000,000;

(jj) “person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, unincorporated organization or other entity;

(kk) “Redacted Fee Letter” means a fee letter from a Financing Source redacted in a manner reasonably satisfactory to such Financing Source; provided that such redactions do not relate to any terms that could adversely affect the conditionality, enforceability, availability, termination or aggregate principal amount of the debt financing or other funding being made available by such Financing Source;

(ll) “Reference Price” means $25.489;

(mm) “Representative” means, with respect to any person, the directors, officers, employees, investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives of such person;

(nn) a “Subsidiary” of any person means another person, an amount of the voting securities, other voting rights or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the equity interests of which) is owned directly or indirectly by such first person; and

(oo) “Transactions” means the transactions contemplated by this Agreement, including the Merger and the Financing.

SECTION 8.04. Interpretation.

(a) When a reference is made in this Agreement to an Article, a Section or Exhibit, such reference shall be to an Article or a Section of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(b) Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “or” when used in this Agreement is not exclusive.

(c) When a reference is made in this Agreement or the Company Disclosure Letter to information or documents being provided, made available or disclosed to Parent or its Affiliates, such information or documents shall include any information or documents (i) included in the Company Filed SEC Documents or (ii) otherwise provided in writing (including electronically) to Parent or its Affiliates prior to May 26, 2013.

(d) All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term.

(e) Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.

(f) References to a person are also to its permitted successors and permitted assigns.

(g) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

SECTION 8.05. Consents and Approvals. For any matter under this Agreement requiring the consent or approval of any party to be valid and binding on the parties hereto, such consent or approval must be in writing.

SECTION 8.06. Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile or by attachment to electronic mail in portable document format (PDF)), all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties hereto and delivered to the other parties hereto.

SECTION 8.07. Entire Agreement; No Third-Party Beneficiaries. This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement. This Agreement is for the sole benefit of the parties hereto and their permitted assigns and nothing herein express or implied shall give or be construed to give any person, other than the parties hereto and such assigns, any legal or equitable rights hereunder, other than in respect of the rights (i) of each indemnified party set forth in Section 5.05, (ii) of the Related Parties of the Company set forth in Section 7.02(b), and (iii) set forth in Sections 8.08, 8.11, 8.13 and the last sentence of Section 8.10(b), each of which shall be enforceable by each Financing Source and its respective successors and assigns and none of which shall be amended or otherwise modified in any way that adversely affects the rights of any Financing Source without the prior written consent of the Financing Sources. Notwithstanding the immediately preceding sentence, following the Effective Time, the provisions of Article II relating to the payment of the Merger Consideration, any dividends or other distributions payable pursuant to Section 2.01(c) and/or Section 2.02(j), cash in lieu of any fractional shares payable pursuant to Section 2.02(i), Option Amounts, Restricted Stock Consideration, Designated Matching Contributions and Retention Incentive Award Consideration shall be enforceable by holders of Company Common Stock, Company Stock Options, Company Restricted Stock, Designated Matching Contributions and Retention Incentive Award Consideration at, or immediately prior to, the Effective Time as provided therein.

SECTION 8.08. GOVERNING LAW. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE INTERNAL LAWS AND JUDICIAL DECISIONS OF THE STATE OF DELAWARE APPLICABLE TO AGREEMENTS EXECUTED AND PERFORMED ENTIRELY WITHIN SUCH STATE, REGARDLESS OF THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS THEREOF.

SECTION 8.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of law or otherwise by any of the parties without the prior written consent of the other parties hereto, except that each of Parent and Sub may assign all or any of its rights and obligations hereunder to any Affiliate of Parent; provided that such assignment shall not (i) affect the obligations of any obligor under the Equity Financing Commitment or (ii) prevent, impair or delay the consummation of the Transactions or otherwise impair the rights of the stockholders of the Company under this Agreement; provided further, however, that no such assignment shall limit or affect the assignor’s obligations hereunder. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 8.09 shall be null and void.

SECTION 8.10. Specific Enforcement; Consent to Jurisdiction.

(a) The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages, even if available, would not be an adequate remedy therefor and that the right of specific enforcement is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into this Agreement. It is accordingly agreed that, the Company and Parent shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement without proof of actual damages. The parties hereto further agree not to assert that a remedy of specific enforcement by the Company or Parent is unenforceable, invalid, contrary to Law or inequitable for any reason, and not to assert that a remedy of monetary damages would provide an adequate remedy or that the Company or Parent otherwise have an adequate remedy at law. The parties hereto acknowledge and agree that either the Company or Parent seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 8.10 shall not be required to provide any bond or other security in connection with any such order or injunction. For the avoidance of doubt, (i) in the event that at the Closing Parent and Sub do not have adequate cash resources to fund the Required Closing Cash Payments (whether as a result of the proceeds of any external financing sources or otherwise), Parent shall, and shall cause its Affiliates to, take all actions within their control and otherwise use their best efforts to obtain such cash resources as promptly as practicable, and (ii) the Company’s rights to specific performance under this Section 8.10 shall include the right to specifically enforce Parent’s obligations under clause (i) of this sentence.

(b) Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (i) the Court of Chancery of the State of Delaware and (ii) the United States District Court located in the State of Delaware for the purposes of any suit, action or other proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of or relating to this Agreement or the Transactions in (i) the Court of Chancery of the State of Delaware or (ii) the United States District Court located in the State of Delaware and waives any claim that such suit or proceeding has been brought in an inconvenient forum. Each of the parties hereto agrees that a final and unappealable judgment in any action or proceeding so brought shall be conclusive and may be enforced by suit on the judgment in any jurisdiction within or outside the United States or in any other manner provided in Law or in equity. Notwithstanding the foregoing, each of the parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, against the Debt Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Financing Commitment or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

SECTION 8.11. WAIVER OF JURY TRIAL. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE

COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVER, (III) IT MAKES SUCH WAIVER VOLUNTARILY AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 8.11.

SECTION 8.12. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 8.13. Non-Recourse. Subject to the rights of the parties to the Financing Commitments, none of the Financing Sources (or any of their respective former, current or future stockholders, partners, members, controlling parties, Affiliates, directors, officers, employees, agents and representatives), and no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney or representative of any of the Financing Sources shall have any liability for any obligations or liabilities of any party hereto under this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby, including, but not limited to, any dispute arising out of or relating in any way to the Financing Commitments, or the performance thereof.

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

FIDELITY NATIONAL FINANCIAL, INC.,

by	/s/ George P. Scanlon
Name: George P. Scanlon
Title: Chief Executive Officer

LION MERGER SUB, INC.,

By:	/s/ Michael L. Gravelle
	Name:	Michael L. Gravelle
	Title:	Executive Vice President, General
Counsel and Corporate Secretary

LENDER PROCESSING SERVICES, INC.,

By	/s/ Hugh R. Harris
	Name:	Hugh R. Harris
	Title:	President and Chief Executive Officer

ANNEX I

Index of Defined Terms

Acceptable Confidentiality Agreement	Section 8.03(a)
Acquisition Agreement	Section 4.02(e)
Adjustment Determination Date	Section 8.03(b)
Adverse Recommendation Change	Section 4.02(e)
Affiliate	Section 8.03(a)
Agreement	Preamble
Annual Amount	Section 5.05(c)
Appraisal Shares	Section 2.01(d)
Authorizations	Section 3.01(j)
Average Parent Stock Price	Section 8.03(d)
business day	Section 8.03(e)
CDI	Section 3.01(d)(ii)
Ceiling Price	Section 8.03(f)
Certificate	Section 2.01(b)
Certificate of Merger	Section 1.03
Change of Control Offer	Section 5.17
Claim	Section 5.05(b)
Closing	Section 1.02
Closing Date	Section 1.02
Code	Section 2.02(h)
Commonly Controlled Entity	Section 8.03(g)
Company	Preamble
Company 401(k) Plan	Section 3.01(c)
Company Benefit Agreement	Section 8.03(h)
Company Benefit Plan	Section 8.03(i)
Company Bylaws	Section 3.01(a)
Company Certificate of Incorporation	Section 3.01(a)
Company Common Stock	Recitals
Company Disclosure Letter	Section 8.03(j)
Company Employees	Section 5.04(a)
Company Filed SEC Documents	Section 3.01
Company Insurance Policies	Section 3.01(q)
Company Performance-Based Retention Incentive Award	Section 8.03(k)
Company Preferred Stock	Section 3.01(c)
Company Regulatory Agreement	Section 3.01(h)
Company Restricted Stock	Section 3.01(c)
Company Stock Options	Section 3.01(c)
Company Stock Plans	Section 3.01(c)
Company Stockholder Approval	Section 3.01(r)
Company Stockholders’ Meeting	Section 5.01(a)
Company Termination Fee	Section 8.03(l)
Confidentiality Agreement	Section 5.02
Consent Order	Section 8.03(m)
Contract	Section 3.01(d)(ii)
D&O Tail Premium Cap	Section 5.05(c)
Debt Financing	Section 8.03(n)
Debt Financing Commitments	Section 8.03(o)
Debt Financing Sources	Section 8.03(p)
Designated Matching Contributions	Section 2.03(b)
DGCL	Section 1.01

Effective Time	Section 1.03
Environmental Law	Section 3.01(p)(ii)
Equity Financing	Section 8.03(r)
Equity Financing Commitments	Section 8.03(s)
ERISA	Section 8.03(q)
ESPP	Section 3.01(c)
Exchange Act	Section 3.01(d)(ii)
Exchange Agency Agreement	Section 2.02(a)
Exchange Agent	Section 2.02(a)
Exchange Fund	Section 2.02(a)
Exchange Ratio	Section 2.01(b)
Excluded Party	Section 4.02(b)(i)
Existing Facility	Section 5.09(a)(ii)
Financing	Section 8.03(t)
Financing Commitments	Section 8.03(u)
Financing Sources	Section 8.03(v)
Floor Price	Section 8.03(w)
Form S-4	Section 5.01(a)
GAAP	Section 3.01(e)(ii)
Governmental Entity	Section 3.01(d)(ii)
Hazardous Materials	Section 3.01(p)(iii)
HSR Act	Section 3.01(d)(ii)
Indebtedness	Section 4.01(a)(ix)
Indemnified Party	Section 5.05(b)
Initial Debt Financing	Section 3.02(f)
Initial Debt Financing Commitment	Section 3.02(f)
Initial Equity Financing	Section 3.02(f)
Initial Equity Financing Letter	Section 3.02(f)
Initial Exchange Ratio	Section 8.03(x)
Initial Stock Floor Value	Section 8.03(y)
Initial Stock Value	Section 8.03(z)
Initial Financing	Section 3.02(f)
Initial Financing Commitments	Section 3.02(f)
Intervening Event	Section 4.01(e)
Intellectual Property	Section 3.01(o)(v)
Joint Proxy Statement	Section 5.01(a)
Knowledge	Section 8.03(aa)
Law	Section 3.01(d)(ii)
Leased Real Property	Section 3.01(n)(i)
Liens	Section 3.01(b)
Lower Floor Price	Section 8.03(bb)
Marketing Period	Section 8.03(cc)
Material Adverse Effect	Section 8.03(dd)
Material Intellectual Property	Section 3.01(o)(i)
Merger	Recitals
Merger Transactions	Section 8.03(ee)
New Stock Floor Value	Section 8.03(ff)
NewCo	Section 3.02(g)
Notice of Adverse Recommendation	Section 4.02(e)
Notice of Superior Proposal	Section 4.02(e)
NTNY	Section 3.01(v)(i)
NYSDFS	Section 3.01(d)(ii)

A-I-2

Open Source	Section 3.01(o)(iv)
Option Amount	Section 2.03(a)(i)
Outside Date	Section 7.01(b)(i)
Owned Real Property	Section 3.01(n)(i)
Parent	Preamble
Parent 401(k) Plan	Section 3.02(b)
Parent Adverse Recommendation Change	Section 5.01(c)
Parent Bylaws	Section 3.02(a)
Parent Certificate of Incorporation	Section 3.02(a)
Parent Common Stock	Recitals
Parent Disclosure Letter	Section 8.03(gg)
Parent ESPP	Section 3.02(b)
Parent Filed SEC Documents	Section 3.02
Parent Material Adverse Effect	Section 8.03(hh)
Parent Preferred Stock	Section 3.02(b)
Parent Restricted Stock	Section 3.02(b)
Parent SEC Documents	Section 3.02(d)(i)
Parent Share Issuance	Section 3.02(c)(i)
Parent Stock Options	Section 3.02(b)
Parent Stock Plans	Section 3.02(b)
Parent Stockholder Approval	Section 3.02(l)
Parent Stockholders’ Meeting	Section 5.01(a)
Parent Termination Fee	Section 8.03(ii)
Permitted Liens	Section 3.01(n)(ii)
person	Section 8.03(jj)
Real Property Leases	Section 3.01(n)(i)
Redacted Fee Letter	Section 8.03(kk)
Related Party	Section 7.02(b)
Reference Price	Section 8.03(ll)
Representative	Section 8.03(mm)
Required Closing Cash Payments	Section 3.02(g)
Restraints	Section 6.01(c)
Restricted Stock Consideration	Section 2.03(a)(ii)
Retention Incentive Award Consideration	Section 2.03(c)
SAP Statements	Section 3.01(v)(i)
Sarbanes-Oxley Act	Section 3.01(e)(iii)
SEC	Section 3.01
SEC Documents	Section 3.01(e)
Section 262	Section 2.01(d)
Securities Act	Section 3.01(d)(ii)
Solicitation Period End-Time	Section 4.02(a)
Solvent	Section 3.02(p)
Specified Contract	Section 3.01(i)(xiii)
Stock Consideration	Section 2.01(c)
Sub	Preamble
Subsidiary	Section 8.03(nn)
Superior Proposal	Section 4.02(c)
Surviving Corporation	Section 1.01
Takeover Proposal	Section 4.02(a)
tax return	Section 3.01(m)(xiii)
Taxes	Section 3.01(m)(xiii)
Technology	Section 3.01(o)(vi)

A-I-3

THL	Section 3.02(g)
Transactions	Section 8.03(oo)
Voting Company Debt	Section 3.01(c)
Voting Parent Debt	Section 3.02(b)

A-I-4

ANNEX B

OPINION OF CREDIT SUISSE SECURITIES (USA) LLC

[LETTERHEAD OF CREDIT SUISSE SECURITIES (USA) LLC]

May 27, 2013

Board of Directors

Lender Processing Services, Inc.

601 Riverside Avenue

Jacksonville, Florida 32204

Board of Directors:

You have asked us to advise you with respect to the fairness, from a financial point of view, to the holders of the common stock, par value $0.0001 per share (“LPS Common Stock”), of Lender Processing Services, Inc. (“LPS”) of the Merger Consideration (as defined below) to be received by such holders pursuant to the terms of an Agreement and Plan of Merger (the “Merger Agreement”) to be entered into among Fidelity National Financial, Inc. (“FNF”), Lion Merger Sub, Inc., a subsidiary of FNF (“Merger Sub”), and LPS. As more fully described in the Merger Agreement, Merger Sub will be merged with and into LPS (the “Merger”) pursuant to which each outstanding share of LPS Common Stock will be converted into the right to receive (i) $16.625 (the “Cash Consideration”) and (ii) 0.65224 (the “Exchange Ratio”) of a share of Class A common stock, par value $0.0001 per share, of FNF (“FNF Common Stock”) (such number of shares of FNF Common Stock issuable pursuant to the Exchange Ratio, the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”), subject to certain adjustments, including a collar mechanism (as to which we express no opinion).

In arriving at our opinion, we have reviewed an execution version, made available to us on May 27, 2013, of the Merger Agreement and certain publicly available business and financial information relating to LPS and FNF. We also have reviewed certain other information relating to LPS and FNF (including, in the case of FNF, information relating to entities in which FNF has an investment) provided to or discussed with us by LPS and FNF, including financial forecasts relating to LPS and FNF prepared by the managements of LPS and FNF, and have met with the managements of LPS and FNF to discuss the businesses and prospects of LPS and FNF. We also have considered certain financial and stock market data of LPS and FNF, and we have compared that data with similar data for publicly held companies in businesses we deemed similar to those of LPS and FNF, and we have considered, to the extent publicly available, the financial terms of certain other business combinations and transactions which have been effected or announced. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant.

In connection with our review, we have not independently verified any of the foregoing information and we have assumed and relied upon such information being complete and accurate in all material respects. With respect to the financial forecasts for LPS and FNF that we have utilized in our analyses, the managements of LPS and FNF have advised us, and we have assumed with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the managements of LPS and FNF as to the future financial performance of LPS and FNF. With respect to financial forecasts relating to Fidelity National Title Group, we have relied upon financial forecasts as prepared by the management of LPS and we have assumed, with your consent, that such forecasts have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of LPS. With respect to estimates provided to us by the management of FNF regarding cost savings and synergies anticipated to result from the Merger, the management of FNF has advised us, and we have assumed with your consent, that such estimates have been reasonably prepared on bases reflecting the best currently available estimates and judgments of such management

Board of Directors Lender Processing Services, Inc. May 27, 2013 Page 2

and that such cost savings and synergies will be realized in the amounts and at the times indicated thereby. We have relied, with your consent and without independent verification, upon the assessments of the managements of LPS and FNF as to (i) trends and recent developments in, and prospects for, the mortgage, real estate and insurance (including title insurance) industries, and market conditions and governmental and regulatory policies impacting such industries, (ii) LPS’s and FNF’s products, technology and intellectual property, including the validity of, and risks associated with, such products, technology and intellectual property, and (iii) the ability to integrate the operations of LPS and FNF. We have assumed, with your consent, that there will be no developments with respect to any such matters that would be meaningful to our analyses or opinion.

We have assumed, with your consent, that, in the course of obtaining any regulatory or third party consents, approvals or agreements in connection with the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on LPS, FNF or the Merger (including the contemplated benefits thereof) and that the Merger will be consummated in accordance with the terms of the Merger Agreement without waiver, modification or amendment of any material term, condition or agreement thereof. Representatives of LPS have advised us, and we also have assumed, that the terms of the Merger Agreement, when executed, will conform in all material respects to the terms reflected in the execution version reviewed by us. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of LPS or FNF, nor have we been furnished with any such evaluations or appraisals. We are not actuaries or experts in the evaluation of investment portfolios or insurance policies or allowances for losses with respect thereto, and our services did not include any actuarial determination or evaluation by us or any attempt to evaluate actuarial assumptions or allowances for losses with respect thereto and, accordingly, we have made no analysis of, and express no opinion as to, the adequacy or sufficiency of allowances or reserves for losses or any other related matters. We have been advised and therefore have assumed, with your consent and without independent verification, that such allowances and reserves are, and on a pro forma basis will be, in the aggregate appropriate to cover such losses. In addition, with your consent, we have evaluated various entities in which FNF has an investment based on the assessments of FNF’s management, without regard to any rights, limitations or other aspects attributable to any securities held by or other interests of FNF in such entities with respect to liquidity, control, voting or otherwise which may distinguish such securities or interests or any discount or premium for liquidity or control.

Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Merger Consideration to be received by holders of LPS Common Stock and does not address any other aspect or implication of the Merger, including, without limitation, the form or structure of, or any adjustments to, the Merger Consideration, the form or structure of the Merger or any other agreement, arrangement or understanding entered into in connection with the Merger or otherwise. Our opinion also does not address the fairness of the amount or nature of, or any other aspect relating to, any compensation to any officers, directors or employees of any party to the Merger, or class of such persons, relative to the Merger Consideration or otherwise. The issuance of this opinion was approved by our authorized internal committee.

Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, market and other conditions as they exist and can be evaluated on the date hereof. We are not expressing any opinion as to what the value of shares of FNF Common Stock actually will be when issued to the holders of LPS Common Stock pursuant to the Merger or the prices at which shares of LPS Common Stock or FNF Common Stock will trade at any time. Our opinion also does not address the relative merits of the Merger as compared to alternative transactions or strategies that might be available to LPS, nor does it address the underlying business decision of LPS to proceed with the Merger.

Board of Directors Lender Processing Services, Inc. May 27, 2013 Page 3

We have acted as financial advisor to LPS in connection with the Merger and will receive a fee for our services, a portion of which was payable during the course of our engagement and the principal portion of which is contingent upon the consummation of the Merger. We also became entitled to receive a fee upon the rendering of our opinion. In addition, LPS has agreed to indemnify us and certain related parties for certain liabilities and other items arising out of or related to our engagement. We and our affiliates in the past have provided, currently are providing and in the future may provide services to certain entities in which FNF has an investment, including Ceridian Corporation (“Ceridian”), certain investment partners of FNF, including T.H. Lee Partners (“THL”), and certain of their respective affiliates unrelated to the proposed Merger, for which services we and our affiliates have received, and expect to receive, compensation, including, among other things, having acted or acting in various roles in connection with securities offerings of Ceridian and certain portfolio companies of THL, as financial advisor to THL and certain of its portfolio companies in connection with certain sale and acquisition transactions and as a lender in connection with credit facilities of certain such portfolio companies. In addition, we and certain of our affiliates, and certain of our and their respective employees and certain investment funds affiliated or associated with us, have invested in investment funds managed and advised by THL. We are a full service securities firm engaged in securities trading and brokerage activities as well as providing investment banking and other financial services. In the ordinary course of business, we and our affiliates may acquire, hold or sell, for our and our affiliates own accounts and the accounts of customers, equity, debt and other securities and financial instruments (including bank loans and other obligations) of LPS, FNF and their respective affiliates and any other company that may be involved in the Merger, as well as provide investment banking and other financial services to such companies.

It is understood that this letter is for the information of the Board of Directors of LPS (in its capacity as such) in connection with its evaluation of the Merger and does not constitute advice or a recommendation to any stockholder as to how such stockholder should vote or act on any matter relating to the proposed Merger or otherwise.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration to be received by holders of LPS Common Stock is fair, from a financial point of view, to such holders.

Very truly yours,

CREDIT SUISSE SECURITIES (USA) LLC

ANNEX C

OPINION OF GOLDMAN SACHS & CO.

PERSONAL AND CONFIDENTIAL

May 28, 2013

Board of Directors

Lender Processing Services, Inc.

601 Riverside Avenue

Jacksonville, FL 32204

Lady and Gentlemen:

You have requested our opinion as to the fairness from a financial point of view to the holders (other than Fidelity National Financial, Inc. (“FNF”) and its affiliates) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Lender Processing Services, Inc. (the “Company”) of the Per Share Consideration (as defined below) to be paid to such holders pursuant to the Agreement and Plan of Merger, dated as of May 28, 2013 (the “Agreement”), by and among FNF, Lion Merger Sub, Inc., a subsidiary of FNF (“Acquisition Sub”), and the Company. Pursuant to the Agreement, Acquisition Sub will be merged with and into the Company (the “Merger”) and each outstanding Share (not owned by FNF, Acquisition Sub, the Company or any subsidiaries of the Company or subject to a demand for appraisal) will be converted into the right to receive $16.625 in cash (the “Cash Consideration”) and 0.65224 shares of Class A common stock, par value $0.0001 per share (“Parent Common Stock”), of FNF (or, in the event that the Average Parent Stock Price (as defined in the Agreement) is below $24.215, a number of shares (or fraction thereof) of Parent Common Stock determined by dividing $15.794, by the greater of the Average Parent Stock Price and $20.000) (the “Stock Consideration”; together with the Cash Consideration, the “Per Share Consideration”). In addition, pursuant to the Agreement, under certain circumstances, FNF has the right to increase the amount of the Cash Consideration, in which case the Stock Consideration would be subject to adjustment, as more fully set forth in the Agreement and as to which we express no opinion.

Goldman, Sachs & Co. and its affiliates are engaged in advisory, underwriting and financing, principal investing, sales and trading, research, investment management and other financial and non-financial activities and services for various persons and entities. Goldman, Sachs & Co. and its affiliates and employees, and funds or other entities in which they invest or with which they co-invest, may at any time purchase, sell, hold or vote long or short positions and investments in securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments of the Company, FNF, any of their respective affiliates and third parties, including affiliates and portfolio companies of Thomas H. Lee Partners, L.P. (“THL”), affiliates of which are party to the Initial Equity Financing Letter (as defined in the Agreement) and the Stock Purchase Agreement (as defined in the Initial Equity Financing Letter), or any currency or commodity that may be involved in the transaction contemplated by the Agreement (the “Transaction”) for the accounts of Goldman, Sachs & Co. and

Board of Directors

Lender Processing Services, Inc.

May 28, 2013

its affiliates and employees and their customers. We have acted as financial advisor to the Company in connection with, and have participated in certain of the negotiations leading to, the Transaction. We expect to receive fees for our services in connection with the Transaction, the principal portion of which is contingent upon consummation of the Transaction, and the Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We have provided certain investment banking services to the Company and its affiliates from time to time for which our Investment Banking Division has received, and may receive, compensation, including having acted as joint book-running manager with respect to a public offering of the Company’s 5 3⁄4% Notes due April 2023 in September 2012 ($600 million principal amount) and as a participant in the Company’s revolving credit facility, Term Loan A and Term Loan B since August 2011 ($1,185,000,000 aggregate facility amount). We also have provided from time to time, and are currently providing, certain investment banking services to THL and its affiliates and portfolio companies for which our Investment Banking Division has received, and may receive, compensation, including having acted as financial advisor to Warner Music Group, a portfolio company of THL, in connection with its sale in July 2011, as a bookrunner with respect to the issuance by Clear Channel Outdoor Holdings, Inc., a portfolio company of THL, of its 7 5⁄8% Notes due March 2020 in February 2012, as joint-lead arranger with respect to term loans maturing in July 2016 provided to Aramark Corporation, a portfolio company of THL, (aggregate principal amount of $3,286,495,000) in December 2012, as a bookrunner with respect to a public offering of 38,500,000 shares of common stock of Nielsen Holdings N.V., a portfolio company of THL, in February 2013, and as lead-bookrunner with respect to an initial public offering of 21,275,000 shares of common stock of West Corporation, a portfolio company of THL, in March 2013. We may also in the future provide investment banking services to the Company, FNF and their respective affiliates and to THL and its affiliates and portfolio companies for which our Investment Banking Division may receive compensation. Affiliates of Goldman, Sachs & Co. also have co-invested with THL and its affiliates from time to time and may have invested in limited partnership units of affiliates of THL from time to time and may do so in the future.

In connection with this opinion, we have reviewed, among other things, the Agreement; annual reports to stockholders and Annual Reports on Form 10-K of the Company and FNF for the five fiscal years ended December 31, 2012; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company and FNF; certain other communications from the Company and FNF to their respective stockholders; certain publicly available research analyst reports for the Company and FNF; and certain internal financial analyses and forecasts for the Company prepared by its management and for FNF prepared by its management, as adjusted by the management of the Company, in each case, as approved for our use by the Company (the “Forecasts”), and certain cost savings projected by the management of FNF to result from the Transaction, as approved for our use by the Company (the “Synergies”). We have also held discussions with members of the senior managements of the Company and FNF regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction and the past and current business operations, financial condition and future prospects of their respective companies and with members of the senior management of the Company regarding their assessment of the past and current business operations, financial condition and future prospects of FNF; reviewed the reported price and trading activity for the Shares and shares of Parent Common Stock; compared certain financial and stock market information for the Company and FNF with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the transaction processing industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have, with your consent, relied upon and assumed the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us, without assuming any responsibility for independent verification thereof. In

Board of Directors

Lender Processing Services, Inc.

May 28, 2013

that regard, we have assumed with your consent that the Forecasts and the Synergies, have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company or FNF or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal. We have assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company or FNF or on the expected benefits of the Transaction in any way meaningful to our analysis. We have assumed that the Transaction will be consummated on the terms set forth in the Agreement, without the waiver or modification of any term or condition the effect of which would be in any way meaningful to our analysis.

Our opinion does not address the underlying business decision of the Company to engage in the Transaction, or the relative merits of the Transaction as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the fairness from a financial point of view to the holders (other than FNF and its affiliates) of Shares, as of the date hereof, of the Per Share Consideration to be paid to such holders pursuant to the Agreement. We do not express any view on, and our opinion does not address, any other term or aspect of the Agreement or Transaction or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Transaction, including, the fairness of the Transaction to, or any consideration received in connection therewith by, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transaction, whether relative to the Per Share Consideration to be paid to the holders (other than FNF and its affiliates) of Shares pursuant to the Agreement or otherwise. We are not expressing any opinion as to the prices at which shares of Parent Common Stock will trade at any time or as to the impact of the Transaction on the solvency or viability of the Company or FNF or the ability of the Company or FNF to pay their respective obligations when they come due. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Transaction and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to the Merger or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Per Share Consideration to be paid to holders (other than FNF and its affiliates) of Shares pursuant to the Agreement is fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
(GOLDMAN, SACHS & CO.)

ANNEX D

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262.    Appraisal rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if one of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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